Form 10-K405, Exhibit 13
period 1997-12-31
INTERNATIONAL HOME FOODS INC
filed 1998-03-31
CIK 1027881

                                                  INTERNATIONAL HOME FOODS, INC.

                                                              ANNUAL REPORT 1997


                                                         All the Ingredients for
                                                           Growth and Leadership


                             [FRONT COVER PICTURE]

Looking at the Big Picture

Polaner(R)      Crunch `n Munch(R)           G. Washington's(R)    Dennison's(R)

        Gulden's(R)             Chef Boyardee(R)             Ro*Tel(R)



ABOUT INTERNATIONAL HOME FOODS

International Home Foods is a fast growing manufacturer and marketer of more than 15 different, widely-popular quality food brands, 12 of them leaders in their market categories. Its nationally-known products include Chef Boyardee canned pastas, Bumble Bee canned tuna, PAM cooking spray, Crunch `n Munch snacks, Polaner fruit spreads and Gulden's mustard. Formerly the foods division of American Home Products, IHF became a New York Stock Exchange listed company in 1997, and is aggressively pursuing a focused growth strategy, led by a seasoned and entrepreneurial management team.

          Campfire(R)        Bumble Bee(R)        Ranch Style(R)       Luck's(R)

Wheatena(R)        Jiffypop(R)              Pam(R)              Maypo(R)





CONTENTS

To our Shareholders, Customers and Consumers         page 3

Great Brands People Believe In                       page 6

Committed to Listening & Innovating                  page 12

Building Organizational Power                        page 16

Leading from Financial Strength and Stability        page 20

Financial Overview                                   page 24

Board of Directors                                   page 52

Investor Information                                 page 52

                                   [PICTURE]

--------------------------------------------
TO OUR SHAREHOLDERS, CUSTOMERS AND CONSUMERS
--------------------------------------------

              Welcome to an exciting food company with a leading family of brands. Some of these names may already be familiar: brands you've seen for years, brands you enjoy at home, brands you grew up with. Since this is our first annual report, we would like to tell you about our business, what we envisioned for the company at the beginning of the year, what was accomplished in 1997, and where we are headed.

     International Home Foods (IHF) is very much a new company in its identity, ownership and management. Previously it was a division of American Home Products, a multi-billion dollar drug company, until the business was acquired in November of 1996 by Hicks, Muse, Tate & Furst Incorporated and C. Dean Metropoulos & Company. This was was followed in November 1997 by a successful initial public offering.

     As soon as we became an independent company, we set out to do four essential things: 1) revitalize our portfolio of popular brands; 2) build a strong organization and management team; 3) simplify and streamline operations and remove non-value-added costs from the system; and 4) begin to develop a strategic acquisition program and a strong infrastructure to absorb the companies we acquire.

-------------------------------------
MAKING A GREAT START ACROSS THE BOARD
-------------------------------------

Our highly focused efforts in 1997 led to several positive results. The company achieved excellent EBITDA and cash flow performance, as well as improved margins across all brands.

     Significant investments in marketing (up 31%), improved packaging, product re-formulations, and new products were initiated and will provide our core brands with long term growth potential. Despite these increased investments, operating profit increased by 24%, excluding the effect of the $46.4 million non-cash stock option compensation expense.

     Our brands began to be re-energized by the strong marketing and ongoing product development that we brought to them over the course of the year.

     We put a highly experienced and talented senior management team in place. A team with successful track records. Each member is committed to managing the Company's brands and growing them aggressively; all with the added incentive of IHF stock ownership.

     Our total system costs came down by $25 million in 1997. We attacked costs everywhere, from the raw materials we bought, to our manufacturing, sales and distribution processes. We streamlined operations and lowered our raw material and finished product inventories. We began to achieve higher levels of efficiency in our manufacturing plants.

     We completed a series of strategic acquisitions that quickly added growth, clout, and profitable synergies. Since taking over in November of 1996, IHF has acquired six businesses: Bumble Bee Seafood, Productos Del Monte, Creative Products, Heritage, Orleans Seafood, and Puritan. In combination with our existing brands, these acquisitions provide the Company a wonderful platform for future growth, and provide accretive leverage to our national infrastructure.

     Bumble Bee Seafood, which we bought in the summer of 1997, put us in an exciting new playing field - the canned tuna and salmon business - with an immediate leadership position in the white meat tuna segment. We brought this wonderful, hundred year old company into our portfolio of brands and aggressively began to implement a strategy of increasing sales and profits in the U.S. market. We added even more strength and synergy to this business with the purchase in November of Orleans Seafood, the leading U.S. maker and marketer of canned specialty seafood.

     Acquiring Productos Del Monte in Mexico in 1997 greatly enhanced our international edge. In fact, the acquisition gave us a double edge: a vehicle to provide U.S. consumers with "authentic" indigenous products we could sell against competing U.S. style "Mexican" brands that use made-in-America recipes, and a perfect pipeline for our U.S.-made brands to enter Mexico and other Latin American markets.

     Our next acquisition, Creative Products, the leading manufacturer of private label cooking spray, in tandem with our #1 brand, PAM, gave us a leadership position across the cooking spray market.

                  CONSOLIDATED SALES (IN MILLIONS OF DOLLARS)

                                    [GRAPH]

A TIMELINE OF MAJOR EVENTS AND ACCOMPLISHMENTS
--------------------------------------------------------------------------------

NOVEMBER 1996

Ownership of IHF acquired from American Home Products by affiliates of Hicks, Muse and current IHF Chairman & CEO C. Dean Metropoulos, through a leveraged recapitalization

NOVEMBER 1996

IHF acquires Heritage, the manufacturer and marketer of Campfire brand marshmallow products

JULY 1997

IHF acquires Bumble Bee Seafood, a leading manufacturer and marketer of canned tuna and salmon

OCTOBER 1997

IHF acquires Productos Del Monte, the leading manufacturer and marketer in Mexico of branded catsup, canned vegetables and bottled salsa

     Most recently, in March 1998, we acquired Puritan, the largest processor and marketer of canned stews in Canada. Its products are marketed under the Puritan brand and has the number one market position. This entire product line will be consolidated within the facilities and organization of IHF-Canada.

--------------------------------------------------
MOVING WITH CLARITY AND CONFIDENCE INTO THE FUTURE
--------------------------------------------------

                    OPERATING INCOME (IN MILLIONS OF DOLLARS)

                                     [GRAPH]

We are heading in a clear and confident direction. Our over-riding commitment is to grow the sales, profits and market shares of our brands, capitalize on new product opportunities, and make further strategic acquisitions that fit well with our core capabilities and existing brands.

     A major effort will be implemented in 1998 to aggressively and strategically build the infrastructure and organization of our here-to-fore underdeveloped private label and food service businesses. We believe that both of these sectors offer long term growth for our company and deserve significant attention.

     In 1998, we expect continuing reductions in our manufacturing and operating costs. This, together with a significant reduction in working capital requirements, will continue to insure our competitiveness in a non-inflationary environment and will allow us the cash flow to invest in our brands and strategic acquisitions.

     We will continue building our organizational capabilities through 1998 and beyond, through smart investments in people and systems.

     Our strategy is crisp and clear: 1) We'll place heavy emphasis on strategic growth through accretive acquisitions and growth of our existing brands; geographic expansion; and the development of strong private label and food service platforms. 2) We'll establish a highly efficient and lean business that will generate the necessary cash to drive the business and fuel aggressive growth. 3) We'll provide an environment and reward system where key executives find personal and professional fulfillment through the achievement of superior performance and the creation of an exciting growth company.

     We believe that when our focused business strategy, lean company culture, and aggressive management style are fully integrated, our shareholder's will experience superior returns as we drive IHF into the future.

     To all our constituents, from our shareholders and the investment community, to our brokers and distributors, employees and consumers, thank you for your valuable support in helping us build an exciting company for all of us.

     There is a lot more to come. This is only the beginning.


/s/ C. DEAN METROPOULOS                   /s/ JOHN H. BESS

C. Dean Metropoulos                       John H. Bess
Chairman of the Board                     President
Chief Executive Officer                   Chief Operating Officer



OCTOBER 1997

IHF acquires Creative Products, a major aerosol company and leading manufacturer of private label cooking spray

NOVEMBER 1997

IHF completes a 12.1 million share initial public offering of common stock; raising over $200 million. Proceeds are used to pay down debt

NOVEMBER 1997

IHF acquires Orleans Seafood, a leading specialty canned seafood manufacturer and marketer

JANUARY 1998

IHF agrees to acquire Puritan, the largest processor and marketer of canned stews in Canada

------------------------------
GREAT BRANDS PEOPLE BELIEVE IN
------------------------------


              What makes our brands so successful? In a nutshell, their equity with consumers who trust them, the value they provide, their consistent quality and great taste. Every time someone reaches for one of our products on the shelf, they know they're going to get just what they want. We're seeking to provide not simply a product, but a great eating experience.

     This consistency, recognition and loyalty have given our national brands, like Chef Boyardee and Bumble Bee, and our regional brands like Ranch Style and Ro*Tel their longevity and leadership positions.

     The popular, branded food products we manufacture and market in the U.S. are leaders in their categories. Our domestic retail business is complemented by expanding food service and private label activity, and by strong growth platforms in Puerto Rico, Canada and Mexico.

                              [CHEF BOYARDEE LOGO]

                               [BUMBLE BEE LOGO]

                               [RANCH STYLE LOGO]

                                 [RO*TEL LOGO]

CHEF BOYARDEE            Canned Pasta, Chef Jr.(R), Microwave Pasta, Pizza Kits,
                         Prepared Dinners and Spaghetti Sauces

BUMBLE BEE               Canned Albacore Tuna, Canned Light Meat Tuna, Canned
                         Salmon

OUR SPECIALTY BRANDS     PAM, Polaner, Gulden's, Maypo, Wheatena, Maltex(R),
                         G.Washington's

OUR SOUTHWEST BRANDS     Ro*Tel, Ranch Style, Luck's, Dennison's

OUR SNACK BRANDS         Crunch `n Munch Glazed Popcorn and Glazed Pretzels,
                         Campfire Marshmallows and Munchies, Jiffypop Popcorn

PRODUCTOS DEL MONTE      Catsup, Canned Vegetables, Bottled Salsa

                                   [PICTURE]

--------------------------------------
FEEDING THE NEED WITH CHEF BOYARDEE(R)
--------------------------------------

It began in 1929 with a three-gallon kettle and several bottles. When the patrons of Chef Hector Boiardi's Cleveland, Ohio restaurant demanded more and more spaghetti sauce to take home in paper cartons, Boiardi had the idea to package and sell complete dinners to the public. The business grew, and moved to increasingly larger facilities, including today's plants in Milton, Pennsylvania and Vacaville, California, the latter in the heart of the State's tomato growing region, and one of the largest tomato processing complexes in the world. From humble and local mid-west beginnings, Chef Boyardee is now eaten in more than half the homes in America with children and is considered #1 in quality. This consumer equity reaches far back into the brand's history. Today, Chef is one of the great enduring brands. Our products fit today's fast paced lifestyle: they provide a quick meal solution for families on the go. They are perfect for that after school "Fourth Meal" occasion that active kids need to nourish their growing bodies. "Feed the Need" with Chef Boyardee.

                                   [GRAPHIC]

-----------------------------------
PASSING THE SALT, PEPPER AND PAM(R)
-----------------------------------

Our specialty products include PAM cooking spray, Polaner All Fruit fruit spreads, Gulden's mustard, Maypo, Wheatena and Maltex hot cereals and G. Washington's broth and dry seasonings. Pam is #1 in the cooking spray market; we've totally repositioned the product line to be an everyday food ingredient instead of just a non-stick utility product used on pans. This product gives consumers a healthy, all natural option for low fat cooking.

                                   [GRAPHIC]

--------------------------------------------
MAKING WAVES ON THE SHELF WITH BUMBLE BEE(R)
--------------------------------------------

Its roots trace back almost a century to Oregon's Columbia River and the pioneer salmon canners of the day, when the leading product was Chinook salmon, then Alaskan red or sockeye salmon; and clipper ships sailed to Alaska from the Pacific coast to catch and can the fish. Customers asked for unique labels - a forerunner to private labeling; at one point salmon was sold under as many as 100 different ones, with brand names such as "Rosebud" and "Tuxedo." Business expanded. The Bumble Bee brand first appeared in 1910, and later became the principal identity for all the company's seafood products. Albacore tuna was introduced in 1938, and these white meat tuna sales soon overtook those of salmon. It became one of the most respected premium labels, and today, Bumble Bee is not only an industry leader, #1 in the albacore tuna market, but also one of the world's largest processors and marketers of high quality seafoods.

     Bumble Bee canned tuna is as much an ingredient as a meal in itself. It's a premium product made for tuna lovers, which covers just about everyone - especially families with children. It meets consumer demand for a low cost, convenient, shelf stable source of protein, one that's low in fat and high in versatility. One of many reasons why it's preferred two-to-one by consumers over our main competitor. Orleans Seafood, our rapidly growing other seafood brand business, is the largest specialty seafood company in the United States, providing the domestic market with canned shrimp, crab and mackerel.

----------------------------------------------------------
BRINGING MORE GULDEN'S(R) OPPORTUNITIES TO THE MARKETPLACE
----------------------------------------------------------

Before enlisting to fight in the Civil War, in 1862, Charles Gulden set up shop selling mustard on Elizabeth Street in downtown New York. Distribution was limited to the distance his horse-drawn carriages could travel in a day. The product's fame soon traveled much further. From a larger location in 1883, Gulden's was shipping across America and around the world; not only 30 varieties of mustard, but also olives, capers, cottonseed oil and worcestershire sauce. The classic Gulden's mustard formula has stayed a well-kept secret, involving a rare blend of spices gathered from all parts of the world that give it its great flavor and competitive edge. In 1997, Gulden's celebrated its 135th anniversary.

                                    [PICTURE]

------------------------------------------------------
SPREADING THE NEWS ABOUT POLANER(R) AND HEALTHY EATING
------------------------------------------------------

In 1896, after the Polaners immigrated to the United States and opened a small store in Newark, New Jersey, they began preserving fresh fruits and selling them under their own label. Three family generations later, Polaner has evolved into a food industry leader. Its reputation for quality has never wavered. In the preserve business, half of what goes into a jar is sugar and corn syrup. With All Fruit, the country's fastest selling spreadable fruit brand, the sugar and syrup have been replaced with fruit juice concentrate. This is one of a number of innovative, health-conscious products Polaner has introduced in recent years. Polaner is still made and supervised by decendants of founding family members.

                                   [PICTURE]


----------------------------------------------------------------------
PUTTING FAMILIAR FACES ON RANCH STYLE(R) AND ITS SOUTHWESTERN PARTNERS
----------------------------------------------------------------------

Like our Ro*Tel, Luck's and Dennison's brands, Ranch Style beans are made using a time-honored, unique formula that delivers authentic flavor...and in their respective marketing areas, share and revenue leadership. Leadership because of taste, variety and convienence. Leadership that has allowed these "Southwestern" brands to become part of the local culture. A leadership we intend to nurture and enhance by establishing even closer links to our millions of consumers.

                                   [PICTURE]

-------------------------------------
SATISFYING AMERICA'S TASTE FOR SNACKS
-------------------------------------

Our different snack food brands also serve today's families, from Crunch `n Munch, #1 market leader in the glazed popcorn business, to Campfire marshmallows, to Jiffypop, an enduring favorite. Crunch `n Munch offers consumers a truly unique combination of quality snacking ingredients, with a distinctive, great taste. Our new fat-free and premium Almond Supreme products, and recently launched Crunch `n Munch Glazed Toffee Pretzels, will allow this brand to grow dynamically in sales and market share.

                                   [PICTURE]

----------------------------------------------------
ALSO SERVING CONSUMERS NORTH AND SOUTH OF THE BORDER
----------------------------------------------------

In Canada, Chef Boyardee Canned Pasta has a strong market share and PAM has grown in market share. Our newest acquisition, Puritan, is the largest processor and marketer of canned stews and meats in Canada. Marketed under the widely familiar Puritan and Fraser Farms brand names, Puritan is the # 1 brand in the shelf stable stew market, and its line of meats is a strong # 2 brand.

     Productos Del Monte brands serve customers throughout Mexico. They include the leading Mexican catsup and salsa, as well as canned corn and peas and carrots.

                                   [PICTURE]

-----------------------------------
COMMITTED TO LISTENING & INNOVATING
-----------------------------------

              We have a strong commitment to our consumers, to listening to what they want in the way of quality, taste and convenience, providing products and innovations that meet these demands, and investing money and energy to directly and successfully communicate superior brand value to them. We're equally committed to bringing our portfolio of brands far more innovation and marketing attention than ever before.

                                 THE GOOD NEWS!

     Our family of name products is proving highly responsive to this active, assertive and strategic brand development.

     Investing in the consumer means speaking more directly to buyers. When consumers go to the store and see our brands on the shelf, or see them advertised on television or in a magazine, we want those brands to stand out, and people to take notice and be motivated to choose them.

Where and how is this happening with our brands? Chef Boyardee and our Chef Jr. line of canned pasta products, Crunch `n Munch and PAM are just a number of great examples.

                                   [PICTURE]

-----------------------
CHEF BOYARDEE
-----------------------

With Chef Boyardee, we raised the quality of our products through new and better ingredients and refinements in processing.

In 1997, to satisfy consumers' growing demands for low fat products, we sucessfully launched the category's first fat free products -- 99% Fat Free Beef Ravioli and 99% Fat Free Cheese Ravioli.


-----------------------
CHEF JR.
-----------------------

This brand was created for a kids-only line of shaped canned pasta products, and a way to build equity and loyalty among children 2 to 8.

One significant product change we made in Chef Jr. was using real cheese instead of a substitute. Chef Jr. is focused on introducing 2-8 year olds to a lifetime of Chef products.


                                   {PICTURE]

-----------------------
CRUNCH `N MUNCH
-----------------------

We've invested significant media dollars over the past five years to build even stronger brand equity with consumers, an investment that's paying off handsomely. We'll be increasing our media programs by more than 100% in 1998. In 1997, we came out with a major innovation, launching Glazed Pretzels under the Crunch `n Munch brand name. An unsalted pretzel twist with a sweet toffee glaze, it's the first ever sweet glazed pretzel to enter the U.S. marketplace; a unique and great tasting low-fat snack.

                                   [PICTURE]


-----------------------
PAM
-----------------------

One of our major innovations in 1997 was creating PAM for the grill, using a formula designed to withstand higher, outdoor grilling temperatures. We began taking this new PAM product into alternate channels of distribution. We're also re-introducing PAM into Mexico, through our Productos Del Monte distribution channels.

                                   [PICTURE]


-----------------------
OUR SOUTHWESTERN BRANDS
-----------------------

How do you innovate in such well establish categories as chili, canned beans and canned tomatoes? By listening to your consumers that's how. Ro*Tel, for example, has grown from its original Whole and Diced recipes to Extra Hot, Milder, and most recently, Mexican and Italian, all in response to consumer demand for increased variety. Similarly, Ranch Style and Luck's have recently introduced Baked Beans into their respective Heartlands, each brand offering flavor profiles tailored to consumers' distinct regional tastes. Dennison's has done the same in its West Coast geography, where we introduced a 99% Fat Free Beef product appealing to health-concious consumers, while at the same time, attracting Hispanic tastes with a new Mild Green Chiles variety. The stream of innovation has only just begun. As consumer tastes evolve, our brands are well positioned to listen, and lead the way of future growth.

                                   [PICTURE]

-----------------------------
BUILDING ORGANIZATIONAL POWER
-----------------------------

     There's an underlying attitude and commitment at International Home Foods that translates directly into aggressiveness, speed, efficiency and a willingness to think outside of the box. These are big advantages in the fiercely competitive food industry. We have built a seasoned, entreprenurial management team. That, combined with brand innovation, manufacturing muscle and our investment know-how, is expected to generate growth both organically and through strategic acquisitions.

                        LEVERAGING OUR CONSUMER INSIGHT

     As an organization, we bring a wealth of consumer insight to the table, together with a tremendous depth of food and consumer industry experience. We know and understand who the ultimate customer is in every product category; what influences buyers' perceptions and loyalty, what motivates them to buy. This combined insight, knowledge and experience is leading us into well-targeted, consumer-based marketing programs, including many effective new advertising and promotion campaigns scheduled to begin or continue in 1998.

Growing the business encompasses our ability to:

Leverage our management expertise;

Leverage our product efficiencies;

Leverage our strategic acquisitions;

Leverage our market leadership, and

Meet our operational challenges.

                                   [PICTURE]

-----------------------------------
LEVERAGING OUR MANAGEMENT EXPERTISE
-----------------------------------

A major competitive point-of-difference is our management's successful track record in growing businesses and brands, and dramatically increasing sales and earnings. Their IHF stock ownership gives them added incentive to see the Company prosper. They've been hard at work across the organization, improving efficiencies and making sound business decisions to achieve bottom line improvements. Each of our division and operation managers average well over 20 years experience: they're acknowledged experts in brand management and marketing, and food preparation and food management. Knowledgeable and focused, they're committed to doing the best for their respective brands in particular and our organization in general.

     We're also bringing in additional management at various levels. Many of these executives are highly seasoned industry veterans. Not only are we gaining the benefit of their experience, but also the value of their new, creative and powerful thinking. This skill and thinking should help International Home Foods toward its next stage of growth.

--------------------------------------
LEVERAGING OUR PRODUCTION EFFICIENCIES
--------------------------------------

Controlling our cost structure is the key to remaining the best value for the consumer on today's grocery shelf, across every category we compete in. That's why everything we're doing and will do is geared to driving down total costs. These savings can be invested back into the brands and into reaching the consumer to propel more growth.

     Further, our operations have been streamlined and we've achieved a host of efficiencies at our manufacturing plants nationwide. As much as anything else, our success as a company hinges on delivering high quality products that are economical, and therefore perceived as a great value by our consumers. Hence our sharp focus on manufacturing efficiency and cost control.

-------------------------------------
LEVERAGING OUR STRATEGIC ACQUISITIONS
-------------------------------------

Our approach to acquisitions compliments our other business-building strategies. In 1997, we prepared the Company to acquire more brands and assimilate them into our existing structure within several months; quickly realizing available cost savings and adding immediately to earnings. We're interested in recovering our investments much sooner rather than later. A prime example is our acquisition of Creative Products, the country's leading provider of private label canned cooking sprays. Combining it with our PAM brand and its market share has enabled us to swiftly capture a broader percentage of the overall market, lead in both segments, gain efficiencies we didn't have, and meet the full range of consumer needs in this very large category.

                                   [PICTURE]

     Another example is Productos Del Monte of Mexico, an acquisition that gives us an instant vehicle to distribute our US-made products throughout Mexico (where we're currently shipping Ranch Style Beans and PAM). Similarly, our early 1998 acquisition of Puritan, a category leader of canned meats and stews in Canada, will enhance our growth capabilities in this attractive national market.

     Many companies are shedding or spinning off non-core, non-strategic businesses. To us, this spells opportunity. We're in a position to synergistically incorporate these businesses, infuse them with a critical mass of expertise, and meaningfully and profitably leverage the brands' value and leadership positions, just as we're doing with Orlean's Seafood brand products and will do with Puritan's products.

     We expect this trend to create a significant pool of potential acquisitions, including divisions and spin-offs of other companies and select family-owned food businesses. Our goal is to pinpoint and make other, savvy purchases that offer powerful synergies with our existing brands and product lines.

--------------------------------
LEVERAGING OUR MARKET LEADERSHIP
--------------------------------

Most of our previous and newly acquired brands are category leaders. These are exactly the types of businesses we're most interested in. A classic case in point: acquiring Bumble Bee in July of 1997. This gave us a business with a dominant share of the canned white meat (albacore) tuna market, the premium priced item in this category. In short order, this put us right at the center of a vast market.

     In 1998, we'll integrate Bumble Bee fully into our infrastructure and leverage it through distribution and manufacturing cost savings, streamlined administrative functions, sales and broker consolidation and heavier market clout. Our subsequent purchase of Orleans Seafood, a leading canned shrimp, crab and mackerel manufacturer in the U.S., will add on to our Bumble Bee business, and enable us to broaden our product lines, and achieve all types of added cost saving benefits in the process.

------------------------------
MEETING OPERATIONAL CHALLENGES
------------------------------

Our three biggest operational challenges are cash, cost and customer service; all areas where we've been aggressive and are making clear progress. In 1997, we brought our inventories under control and began to lower them significantly. This, and improvements in our inventory planning and forecasting, will lead to greater cash flow in 1998; which we'll pour back into the business.

     We're improving our customer service with wholesalers and retailers, and reaching toward 99% satisfaction. These relationships matter in the industry, and ours are no exception. The key to preserving them is the ability of our manufacturing facilities and distribution network to respond to demand and changes in demand. So we're looking closely at our product cycling time (from order to manufacturing through distribution and to the customer), and ways to shorten it. The faster and more efficiently we can respond, the faster we can adapt to the marketplace's needs, the more profitable we can be, and the greater returns we can deliver to shareholders.

     Our infrastructure is well-developed. Our plant synergies have provided us with a great deal of flexibility - plus tremendous opportunity to support growth of our current brands, new products and acquisitions. Operations play a central role in our acquisition strategy and decision-making: how efficiently and economically we can fold in a potential new business. When we plan a purchase, operational synergy is essential.

--------------------------------------
EXPLORING A WIDER WORLD OF OPPORTUNITY
--------------------------------------

There's exciting growth potential beyond our markets in North America, Mexico and Puerto Rico. We're actively exploring opportunities in ripe international markets: countries and regions with above-average population growth trends and expanding economies. Places where we can turn our popular brands and brand marketing strengths to profitable advantage. We also intend to grow in the food service and private label business, currently a small percentage of sales but one with high upside potential. The right foundation, resources and conditions to realize our long-term vision are in place.

                                   [PICTURE]

-------------------------------------------
LEADING FROM FINANCIAL STRENGTH & STABILITY
-------------------------------------------

              The U.S. food business is traditionally stable. Our operating results mirror this stability; in fact, not only are they less volatile than other industries, they're more steady than most companies within our industry.

     We've built a rock solid financial foundation, and a critical mass of brand name sales that will allow us to support and enlarge our existing brands, introduce product line extensions and make the acquisitions that will increase our food industry leadership, nationally and internationally.

     We're generating a significant amount of free cash flow in 1997, which is very healthy relative to the debt we're carrying. These funds can be put toward lowering debt and making new acquisitions. From a working capital standpoint, there are many things we can and are doing to free up even more cash, including lowering inventories, and completing in 1998 the major management information system installation we began in 1997 to help us better manage the business.

     We've begun implementing a focused strategy designed to amplify our sales and profits in 4 key ways:

1    by increasing sales of our existing brands

2    by expanding our distribution into alternative markets

3    by making strategic acquisitions and

4 by achieving continuing cost savings (these totaled $25 million in 1997 alone)

                                   [PICTURE]

     We're actively and aggressively streamlining operations wherever we can, in order to remove non value-added costs from the system and maximize our overall efficiency. This includes reducing overhead and overlapping administrative, sales and other costs. It extends to eliminating unproductive or overly complex items ("SKUs") in certain product lines, and goes all the way down to the manufacturing floor. Everyone in the Company is acutely conscious of the bottom line.

     We're keeping a keen eye on procurement, because raw materials are always a large part of our cost structure. By lowering the cost of goods as a percentage of sales, we're providing more funds for brand marketing while maintaining our bottom line.

     We're using our increased clout to negotiate more favorable supply contracts. Because of our rapid growth, our supply base sees us as a very lucrative customer. They're eager to participate. We've been aggressive in using this position to establish some long-term contracts based on big cost improvements tied to rises in our volume.

      We're drawing valuable synergies out of our acquisitions, with Bumble Bee Seafood a perfect example, among others; which has helped to keep pricing in line in other areas, such as can buying - because we can wield greater clout on packaging, a major cost component in our business. Synergies come in many forms, most importantly in manufacturing, marketing, distribution and raw material sourcing.

                                  $200 MILLION
                            EXISTING CREDIT FACILITY

     We have $200 million of borrowing capacity in our existing revolving credit facility available for acquisitions. So, whenever the right acquisition opportunities come along, and because we know how to handle them - and will only make acquisitions that immediately add to our earnings - we have no concerns about going back to the capital markets.

     We also have a favorable cash tax position due to the way the recapitalization was structured in 1996. This will contribute in turn to the Company's already healthy cash flow.

     Most importantly, we understand what drives our ultimate consumer, the millions of families and individuals across North and South America and elsewhere who regularly seek out and enjoy our products. We're leveraging this knowledge and constant research and learning to make sure we're giving consumers what they want: products with great quality, taste, variety and convenience. It's vital knowledge and understanding that ultimately contributes to our financial strength and stability.

     The essence of our financial position and performance is that it's healthy and growing; with relatively low capital expenditures and strong operating profit margins that will provide the financial resources we need to fund our internal and external growth strategy. Going into 1998, we expect significant profit improvements in many of our brands.

     The results are already flowing in - in the form of increasing sales, market share and consumer loyalty. To keep building this momentum, we're reminding buyers what our great brands offer by investing more, and more directly and effectively, in communicating through new packaging, advertising and other media. These efforts are as important to our continued stability and success as anything else we're doing or will do at International Home Foods.

FOCUSING ON OPERATIONS & DISTRIBUTION

A Look at IHF's Operations:

     With a few exceptions, most of the Company is organized around dedicated and strategically located facilities. For example, our Fort Worth, Texas factory only makes bean products; we have a separate facility for Crunch `n Munch. Moving one kind of ingredient through a plant takes up less space and inventory than making a lot of different products with different ingredients under the same roof. The idea is to dedicate capital and people assets to one specific area and become an expert in it. This approach yields efficiencies all the way back to the raw materials you buy and use.

A Look at Our Distribution Network:

     We distribute our products through a direct sales force and network of food brokers in North and South America. Our products are sold through every major channel, from grocery wholesalers, supermarkets and convenience stores, to mass merchants and warehouse clubs, as well as to the military - and via alternative channels.

                                      [MAP]

                    [PLANTS AND DISTRIBUTION CENTERS LEGEND]

OUR FINANCIAL POSITION IS STRONG AND GROWING

                                   [picture]

------------------
FINANCIAL OVERVIEW
------------------

Management's Discussion and Analysis of
Financial Condition and Results of Operations               page 25

Report of Management                                        page 29

Report of Independent Accountants                           page 29

Consolidated Statements of Income                           page 30

Consolidated Balance Sheets                                 page 31

Consolidated Statement of Changes in
Stockholders' Equity (Deficiency)                           page 32

Consolidated Statements of Cash Flows                       page 33

Notes to Consolidated Financial Statements                  page 34

Quarterly Results of Operations                             page 50

Selected Financial Data                                     page 51

Board of Directors                                          page 52

Investor Information                                        page 52

International Home Foods, Inc.

Management's Discussion and Analysis of Financial Condition and
Results of Operations

HIGHLIGHTS

International Home Foods is a fast growing manufacturer and marketer of widely-popular quality food brands. The Company sells its products primarily to grocery wholesalers and distributors, grocery stores and supermarkets, convenience stores, drug and mass merchants and warehouse clubs. Sales are reported net of discounts and returns. In general, raw material costs constitute between 60.0% and 80.0% of cost of goods sold for each of the Company's products. The other components of cost of goods sold are labor and overhead costs. As is customary in the industry, the Company incurs substantial marketing expenses. Marketing expenses primarily include (i) trade promotions, which are directed at obtaining retail display support, achieving key price points and securing retail shelf space, (ii) advertising, which is comprised of television, newspaper and magazine advertising and (iii) consumer promotions, which include targeted coupons and on-package offers.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     NET SALES - The Company's net sales were $1,222.4 million in 1997 as compared to $942.8 million in 1996, an increase of $279.6 million or 29.7%. Approximately $190.2 million, $15.8 million, $19.3 million and $3.0 million of the increase was related to Bumble Bee Seafood, Creative Products, Productos Del Monte and Orleans Seafood sales, respectively, which were not reflected in the 1996 amounts and $40.4 million relating to a full year of Heritage sales as compared to only two months in 1996. The balance of the increase, or $10.9 million, was primarily due to net increases in sales of the Company's existing brands.

     COST OF GOODS SOLD - Cost of goods sold was $611.2 million in 1997 as compared to $444.9 million in 1996. Expressed as a percentage of net sales, cost of goods sold increased to 50.0% from 47.2% in 1996. This was primarily attributable to the inclusion of the results of the Bumble Bee Seafood and Orleans Seafood businesses, which generally have lower gross margins than the Company's other product lines. The Bumble Bee Seafood and Orleans Seafood businesses cost of goods sold as a percentage of net sales was 69.8% for the six month period ended December 31, 1997 in the case of Bumble Bee Seafood and 69.6% for the one month period of December 1997 in the case of Orleans Seafood. Excluding these seafood businesses, cost of goods sold declined to 46.3% of net sales from 47.2% of net sales in 1996. This decline in cost of goods sold as a percentage of net sales primarily resulted from a more favorable sales volume mix and continuing overall reductions in the Company's manufacturing costs which reflect management's cost reduction initiatives.

     TOTAL MARKETING EXPENSES - Total marketing expenses increased to $250.7 million in 1997 as compared to $191.5 million in 1996. Expressed as a percentage of net sales, total marketing expenses increased to 20.5% in 1997 from 20.3% in 1996. The increase was primarily attributable to trade promotion expenses associated with securing retail shelf space for line extensions of existing products and new products, as well as the inclusion of the Bumble Bee Seafood and Heritage businesses, which have higher trade promotion expenses as a percentage of net sales than the Company's other products.

     TOTAL OTHER OPERATING EXPENSES - Other operating expenses were $216.9 million in 1997 as compared to $153.2 million in 1996. Other operating expenses in 1997 include a non-cash stock option compensation expense charge of $46.4 million or $0.42 per share on a diluted basis (net of $18.4 million of related tax benefit). Excluding this non-cash charge, total other operating expenses as a percentage of net sales declined to 14.0% in 1997 from 16.3% in 1996, primarily reflecting management's cost reduction initiatives.

     The non-cash stock option compensation charge aggregating $46.4 million included $44.8 million relating to indexed stock options granted to senior management and other employees. In addition, the Company has recorded $4.3 million related to unearned stock option compensation which will be amortized as the related options vest. The Company expects to record additional non-cash stock option compensation charges relating to these options in the years ending December 31, 1998, 1999 and 2000 estimated to be approximately $1.6 million, $1.6 million and $1.1 million, respectively.

     INTEREST EXPENSE - Interest expense for 1997 was $104.6 million. This amount represents $42.0 million of interest and commitment fees on the Company's $400.0 million of publicly traded debentures at an annual interest rate of 10.375%, interest and commitment fees of $56.6 million on the Company's Senior Bank Facilities, the balance of which was $570 million at December 31, 1997, $1.6 million of interest expense on the Company's $40.0 million

International Home Foods, Inc.

Management's Discussion and Analysis of Financial Condition and
Results of Operations (Continued)

outstanding Revolving Credit Agreement balance and $4.4 million of amortization of deferred financing costs. The weighted average interest rate for the Senior Bank Facilities for 1997, which includes the Revolving Credit Agreement, was 8.16%.

     Interest expense for 1996 was $17.1 million, reflecting interest on indebtedness incurred in connection with the IHF Acquisition completed in November 1996.

     PROVISION FOR INCOME TAXES - Income taxes decreased to $15.9 million in 1997 from $53.3 million in 1996 due to lower income before taxes. The effective tax rate increased to 39.7% in 1997 from 39.1% in 1996 due to the impact of state and local taxes. The Company anticipates sufficient future income to realize deferred tax assets recorded at December 31, 1997. In the event management determines that sufficient future taxable income may not be generated to fully realize the deferred tax assets, the Company will provide a valuation allowance by a charge to income tax expense in the period of such determination.

     EXTRAORDINARY ITEM - In November 1997, the Company recognized an extraordinary after-tax charge of $11.3 million, or $0.17 per share on a diluted basis (net of $7.4 million of related tax benefit) associated with the write-off of unamortized deferred financing costs in connection with a Senior Bank Facilities amendment.

     NET INCOME - For the year ended December 31, 1997, net income decreased by $70.1 million versus 1996, primarily reflecting the factors discussed above.

     Basic earnings per share were $0.20 and $1.34 for 1997 and 1996, respectively, and diluted earnings per share were $0.19 and $1.34 for 1997 and 1996, respectively.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     NET SALES - The Company's net sales were $942.8 million in 1996, as compared to $818.9 million in 1995, an increase of $123.9 million. In 1995, net sales were depressed, particularly in the first quarter, as retailers sold the excess inventory of the Company's products that they held at the end of 1994. The sales weakness in 1995 was compounded by the effects of an industry-wide reduction in inventory levels by the supermarket trade. In contrast, during 1996, the Company's customers did not have excess inventory of the Company's products and the general inventory reductions pursued by the retail trade in 1996 were not as significant as those pursued in 1995. As a result, during 1996 the Company's net sales to the retail trade more closely matched the retail trade's actual sales to consumers. The Company's net sales in 1996 also benefited from management's emphasis on improving merchandising and building brand awareness through increased media advertising. Management believes that these efforts increased sales across most of the Company's major product lines. Additionally, $7.4 million of the increase in net sales was due to the inclusion of Heritage sales after the November 1, 1996 acquisition.

     COST OF GOODS SOLD - Cost of goods sold was $444.9 million in 1996 as compared to $398.2 million in 1995, an increase of $46.7 million or 11.7%. Expressed as a percentage of net sales, cost of goods sold decreased to 47.2% in 1996 from 48.6% in 1995. The decrease in cost of goods sold as a percentage of net sales was primarily attributable to a higher absorption of overhead charges as a result of higher production volumes.

     TOTAL MARKETING EXPENSE - Total marketing expenses were $191.5 million in 1996 as compared to $186.4 million in 1995, an increase of $5.1 million or 2.7%. Expressed as a percentage of net sales, total marketing expense declined to 20.2% in 1996 from 22.8% in 1995 primarily as a result of a reduction in consumer and trade promotion spending as a percentage of net sales. The Company's total marketing expenses, excluding media advertising, declined to 14.1% of net sales in 1996 from 17.6% of net sales in 1995 as a result of a reduction in coupon promotions and improved management of trade promotion spending. Media advertising during 1996 increased by approximately 38.2% to $58.6 million, or 6.2% of net sales, from $42.4 million, or 5.2% of net sales during 1995 as a result of management's renewed emphasis on consumer advertising to build brand equity and consumer loyalty.

     TOTAL OTHER OPERATING EXPENSES - Other operating expenses were $153.2 million in 1996 as compared to $165.7 million in 1995, a decrease of $12.5 million or 7.5%. Expressed as a percentage of net sales, other operating expenses declined to 16.3% of net sales in 1996 from 20.2% in 1995. Included in the 1996 other operating expenses was a one-time charge for restructuring and other charges of $4.3 million. Exclusive of this charge, other operating expenses decreased in 1996 by $16.8 million or 10.1% and were 15.8% of net sales. This decrease was principally due to (i) a reduction in the commission percentage paid to brokers, (ii) improved efficiencies in logistics and distribution and (iii) administrative headcount reductions.

     INTEREST EXPENSE - Interest expense for the year ended December 31, 1996 was $17.1 million, reflecting interest on indebtedness incurred in connection with the IHF Acquisition completed in November 1996. There was no interest expense in 1995.

     PROVISION FOR INCOME TAXES - For the year ended December 31, 1996, income taxes increased $23.9 million over the comparable period due to higher income before taxes. The effective tax rate decreased from 42.9% in 1995 to 39.1% in 1996 primarily due to nondeductible intangible amortization in the 1995 period. The Company anticipates sufficient future taxable income to realize deferred tax assets recorded at December 31, 1996. In the event management determines that sufficient future taxable income may not be generated to fully realize the deferred tax assets, the Company will provide a valuation allowance by a charge to income tax expense in the period of such determination.

     NET INCOME - For the year ended December 31, 1996, net income increased by $43.8 million versus the comparable 1995 period. The increase was primarily due to an increase in income from operations.

LIQUIDITY AND CAPITAL RESOURCES

     CASH FLOWS - For the years ended December 31, 1997, 1996 and 1995, the Company generated $71.9 million, $146.0 million and $145.5 million of cash flows from operating activities. The decrease in 1997 amounts is primarily attributable to a full year of interest expense subsequent to the acquisition of the Company in November 1996.

     Comparing 1997 and 1996, cash used for investing activities increased to $253.8 million from $41.0 million, due to the acquisition of substantially all of the assets of Bumble Bee Seafood, Creative Products and Orleans Seafood for approximately $163 million, $52 million and $26.9 million, respectively (less cash acquired of $1.8 million), as well as investing $13.6 million in capital expenditures, an increase of $1.7 million over 1996. Capital expenditures amounted to $24.2 million for the year ended December 31, 1995. Capital expenditures are estimated to be approximately $25.0 million in 1998.

     Cash provided by financing activities for 1997 was $149.4 million, compared to cash used in 1996 of $59.1 million. In 1997, the Company borrowed $650.0 million and repaid $750.0 million under the terms of its Senior Bank Facilities. The Company borrowed $141.0 million and repaid $101.0 million under the terms of its Revolving Credit Facility. In addition, the Company received $224.9 million from its issuance of common stock, net of issuance costs. Interest expense, absent potential new acquisition funding through additional debt, is expected to decrease by approximately $17.0 million in 1998.

     Both the Senior Bank Facilities and the Senior Subordinated Notes contain a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, enter into capital leases, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures, engage in certain transactions with affiliates and otherwise restrict corporate activities. In addition, under the Senior Bank Facilities the Company is required to comply with specified minimum interest coverage, maximum indebtedness to Earnings before interest, taxes, depreciation and amortization (EBITDA) and minimum fixed charge coverage ratios.

     The Company paid $16.6 million to its minority shareholder, American Home Products (AHP), in 1997 for the balance of the redemption amount due from 1996.

     Management believes that cash generated from operations and borrowings under the Senior Bank Facilities will be sufficient to satisfy working capital requirements and required capital expenditures. Further expansion of the business through acquisitions may require the Company to incur additional indebtedness or issue equity securities. There can be no assurance that additional debt or equity will be available to the Company, or if available will be on terms acceptable to the Company.

     SEASONALITY AND QUARTERLY RESULTS - The Company's inventory levels are moderately seasonal and affected by the growing season for commodity products such as tomatoes, fruits, beans and peanuts. As these products are harvested in August through October, inventory levels tend to grow during this period. The Company's inventory levels in its seafood businesses are also affected by the seasonal fishing cycle. The Company's net sales and results of operations are generally not seasonal.

     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT STRATEGIES - The Company currently does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives. In accordance with the Senior Bank Facilities, the Company is required to enter into interest rate protection agreements to the extent necessary to provide that, when combined with the Company's Senior Subordinated Notes, at least 50% of the Company's aggregate indebtedness is subject to either fixed interest rate or interest rate protection through December

INTERNATIONAL HOME FOODS, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (CONTINUED)

1998. Accordingly, the Company entered into an interest rate collar transaction that became effective on September 8, 1997 and expires on December 8, 1998. The notional amount of the collar is $135 million with the cap set at 8% and the floor set at 5.25%.

     READINESS FOR YEAR 2000 - The Company has taken actions to understand the nature and extent of the work required to make its systems, products and infrastructure Year 2000 compliant. These efforts include replacing and/or updating existing legacy systems. While these efforts will involve additional costs, the Company believes, based on available information, that it will be able to manage its total Year 2000 transition without any material adverse effect on its business operations, products or financial prospects.

     IMPACT OF RECENT ACCOUNTING STANDARDS - In June 1996, Statement of Financial Accounting Standards No. 125 (SFAS 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", was issued to provide accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This statement became effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The extraordinary charge recorded in 1997 is in compliance with SFAS 125.

     In June 1997, SFAS 130, "Reporting Comprehensive Income", was issued to establish standards for reporting and displaying of comprehensive income and its components in a full set of general-purpose financial statements. This statement requires disclosure of the components of comprehensive income including, among other things, foreign currency translation adjustments, minimum pension liability items and unrealized gains and losses on certain investments in debt and equity securities. The Company would be required to show components of comprehensive income in a financial statement displayed as prominently as the other required financial statements. The statement is effective for fiscal years beginning after December 15, 1997. The Company anticipates compliance with this Statement in 1998.

     In June 1997, SFAS 131, "Disclosures About Segments of an Enterprise and Related Information", was issued to establish standards for public business enterprises reporting information regarding operating segments in annual and interim financial statements issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. The Company operates in one business segment which manufactures and markets a diversified portfolio of shelf-stable food products, and accordingly, does not believe the segment reporting aspect of this statement will impact their financial statements.

     In February 1998, SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", was issued to standardize employers' disclosures about pension and other postretirement benefit plans. This Statement is effective for fiscal years beginning after December 15, 1997. The Company is currently evaluating the impact of adoption of this Statement on its financial statements and anticipates compliance in 1998.

     SUBSEQUENT EVENTS - On March 9, 1998, the Company, through its Canadian subsidiary, International Home Foods (Canada), Inc., purchased certain assets of Puritan stews and canned meats from Unilever's T. J. Lipton Canada division for a total purchase price of approximately $34.3 million ($CN49.6 million). The acquisition is currently being funded with borrowings under the Company's Revolving Credit Facility.

     On March 10, 1998, the Company signed a definitive agreement with Grist Mill Co. to commence a cash tender offer for all of the outstanding shares of common stock, together with the associated stock purchase rights, for $14.50 per share. The total value of the transaction is approximately $105 million. Grist Mill is a manufacturer and distributor of store brand and value-priced branded food products including ready-to-eat cereals, fruit snacks, granola bars, fruit-filled cereal bars, crisp rice marshmallow bars and preformed pie crusts. The acquisition is anticipated to be funded with borrowings under the Company's Revolving Credit Facility. For the fiscal year ended May 31, 1997, Grist Mill reported net income of $2.8 million ($0.42 per share) on sales of $108.5 million. For the six-month period ended November 30, 1997, the Company reported net income of $2.7 million ($0.39 per share) on sales of $54.7 million.

     The Company may make statements about the trends, future plans and the Company's prospects. Actual results may differ from those described in such forward looking statements based on the risks and uncertainties facing the Company, including but not limited to changes in the economic conditions and changes in the food products manufacturing industry and other factors.

INTERNATIONAL HOME FOODS, INC.

REPORT OF MANAGEMENT



Management is responsible for the preparation of the Company's consolidated financial statements and related information appearing in this Annual Report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the Company's financial position and results of operations in conformity with generally accepted accounting principles. Management also has included in the Company's financial statements amounts that are based on estimates and judgements which it believes are reasonable under the circumstances.

     The independent accountants audit the Company's consolidated financial statements in accordance with generally accepted auditing standards and provide an objective, independent review of the fairness of reported operating results and financial position.

     The Board of Directors of the Company has an Audit Committee composed of two non-management Directors. The Committee meets periodically with financial management and the independent accountants to review accounting, control, auditing and financial reporting matters.

/s/ JOHN H. BESS

John H. Bess
President and Chief
Operating Officer

/s/ N. MICHAEL DION

N. Michael Dion
Senior Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of International
Home Foods, Inc.:

     We have audited the accompanying consolidated balance sheets of International Home Foods, Inc. and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, changes in stockholders' equity (deficiency), and cash flows for the years ended December 31, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of International Home Foods, Inc. and subsidiaries as of December 31, 1995 were audited by other auditors, whose report, dated October 11, 1996 expressed an unqualified opinion on those statements.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of International Home Foods, Inc. and subsidiaries as of December 31, 1997 and 1996 and the consolidated results of their operations and their cash flows for the years ended December 31, 1997 and 1996, in conformity with generally accepted accounting principles.

                                              /s/ COOPERS & LYBRAND L.L.P.

                                              Coopers & Lybrand L.L.P.

Parsippany, New Jersey
March 6, 1998

INTERNATIONAL HOME FOODS, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in Thousands, Except Per Share and Share Amounts)                     Years Ended December 31,
                                                                   -----------------------------------------------
                                                                       1997              1996             1995
                                                                   ------------      ------------     ------------
Net sales                                                          $  1,222,434      $    942,792     $    818,861
Cost of sales                                                           611,153           444,879          398,122
                                                                   ------------      ------------     ------------
   Gross profit                                                         611,281           497,913          420,739

Marketing expenses                                                      250,683           191,527          186,396
Selling, general and administrative expenses                            170,582           148,903          165,736
Provision for restructuring and other charges                                --             4,308               --
Stock option compensation                                                46,366                --               --
                                                                   ------------      ------------     ------------
   Income from operations                                               143,650           153,175           68,607
Interest expense                                                        104,624            17,072               --
Interest income and other, net                                            1,046               177               --
                                                                   ------------      ------------     ------------
   Income before provision for income taxes                              40,072           136,280           68,607
Provision for income taxes                                               15,918            53,319           29,414
                                                                   ------------      ------------     ------------
   Income before extraordinary item                                      24,154            82,961           39,193
Extraordinary loss, net of tax benefit of $7,391                        (11,272)               --               --
                                                                   ------------      ------------     ------------
   Net income                                                      $     12,882      $     82,961     $     39,193
                                                                   ============      ============     ============

Former parent company's investment and advances,
   beginning of period                                                       --                --          467,139
Advances, withdrawals and dividends, net                                     --                --         (121,335)
                                                                   ------------      ------------     ------------
Former parent company's investment and advances, end of period     $         --      $         --     $    384,997
                                                                   ============      ============     ============
Basic earnings per share(1):
   Income before extraordinary item                                $       0.38     $        1.34
   Extraordinary item                                                     (0.18)               --
                                                                   ------------      ------------     ------------
   Net income                                                      $       0.20     $        1.34
                                                                   ============      ============     ============
   Shares used in computing basic earnings per share                 64,020,472        61,922,990

Diluted earnings per share(1):
   Income before extraordinary item                                $       0.36     $        1.34
   Extraordinary item                                                     (0.17)               --
                                                                   ------------      ------------     ------------
   Net income                                                      $       0.19     $        1.34
                                                                   ============      ============     ============
   Shares used in computing diluted earnings per share               66,242,672        61,922,990
                                                                   ============      ============     ============

(1) Per share and share amounts are restated to give effect to the 5.3292 for one reverse stock split on November 17, 1997.

The accompanying notes are an integral part of the consolidated financial statements.

INTERNATIONAL HOME FOODS, INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands, Except Per Share and Share Amounts)                              December 31,
                                                                                ----------------------------
                                                                                   1997             1996
                                                                                -----------      -----------
ASSETS
Current Assets:
   Cash and cash equivalents                                                    $    11,872      $    45,859
   Accounts receivable, net of allowances                                           108,132           48,801
   Inventories                                                                      220,565          129,205
   Prepaid expenses and other current assets                                         16,661            8,197
   Deferred income taxes                                                             21,102           11,571
                                                                                -----------      -----------
      Total current assets                                                          378,332          243,633

Property, plant and equipment, net                                                  210,195          186,002
Intangible assets, net                                                              308,846          153,938
Deferred income taxes                                                               343,016          353,034
Other assets                                                                         14,911           31,664
                                                                                -----------      -----------
      Total assets                                                              $ 1,255,300      $   968,271
                                                                                ===========      ===========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current Liabilities:
   Due to banks                                                                 $    12,228      $     9,278
   Current portion of long-term debt                                                 27,400           26,000
   Revolving credit facility                                                         40,000               --
   Accounts payable                                                                  38,871           18,679
   Amount payable to minority stockholder                                                --           16,556
   Accrued salaries, wages and benefits                                              16,591           14,379
   Accrued advertising and promotion                                                 50,308           38,127
   Accrued interest                                                                   7,844           10,843
   Other accrued liabilities                                                         36,954           28,151
                                                                                -----------      -----------
      Total current liabilities                                                     230,196          162,013

Long-term debt                                                                      942,600        1,044,000
Postretirement benefits obligation                                                   19,545           16,689
Other noncurrent liabilities, primarily accrued royalties                             2,079            9,764
                                                                                -----------      -----------
      Total liabilities                                                           1,194,420        1,232,466
                                                                                -----------      -----------

Commitments and contingencies

STOCKHOLDERS' EQUITY (DEFICIENCY) (1)
Preferred stock - par value $.01 per share; authorized, 100,000,000 shares;
   no shares issued or outstanding                                              $        --      $        --
Common stock - par value $.01 per share; authorized, 300,000,000 shares;
   issued and outstanding 77,155,550 and 61,922,990 shares                              772              619
Additional paid-in capital                                                           52,202         (261,318)
Retained earnings (accumulated deficit)                                              11,284           (1,598)
Foreign currency translation adjustment                                              (3,378)          (1,898)
                                                                                -----------      -----------
      Total stockholders' equity (deficiency)                                        60,880         (264,195)
                                                                                -----------      -----------
   Total liabilities and stockholders' equity (deficiency)                      $ 1,255,300      $   968,271
                                                                                ===========      ===========



(1) Per share and share amounts are restated to give effect to the 5.3292 for one reverse stock split on November 17, 1997.

The accompanying notes are an integral part of the consolidated financial statements.

INTERNATIONAL HOME FOODS, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)

(Dollars in Thousands, Except Share Amounts)                            Years Ended December 31,
                                                                        ------------------------
                                                                           1997           1996
                                                                        ---------      ---------
Common Stock(1):
   Balance at beginning of year                                         $     619      $      --
   Issuance of common shares (15,232,728 shares)                              153             --
   Effect of merger transaction - issued 61,922,990 shares                     --            619
                                                                        ---------      ---------
Balance at end of year                                                  $     772      $     619
                                                                        =========      =========

Additional Paid-in Capital(1):
   Balance at beginning of year                                         $(261,318)     $      --
   Issuance of common shares                                              224,965             --
   Stock option compensation                                               46,366             --
   Productos Del Monte (PDM) acquisition                                   39,969             --
   Effect of merger transaction                                             2,220       (261,318)
                                                                        ---------      ---------
   Balance at end of year                                               $  52,202      $(261,318)
                                                                        =========      =========

Foreign Currency Translation Adjustment:
   Balance at beginning of year                                         $  (1,898)     $      --
   Effect of merger transaction                                                --         (1,662)
   Translation adjustment for the year 1997 and the period from
      November 1, 1996 to December 31, 1996, respectively                  (1,480)          (236)
                                                                        ---------      ---------
   Balance at end of year                                               $  (3,378)     $  (1,898)
                                                                        =========      =========

Former Parent Company's Investment and Advances:
   Balance at beginning of year                                         $      --      $ 384,997
   Net income*                                                                 --         84,559
   Other activity, net**                                                       --       (101,256)
   Effect of merger transaction                                                --       (630,661)
   Transfer to Common Stock, Additional Paid-in Capital and Foreign
      Currency Translation Adjustment on November 1, 1996                      --        262,361
                                                                        ---------      ---------
   Balance at end of year                                               $      --      $      --
                                                                        =========      =========

Retained Earnings (Accumulated Deficit):
   Balance at beginning of year                                         $  (1,598)     $      --
   Net income for the year 1997 and net loss for the period from
      November 1, 1996 to December 31, 1996, respectively                  12,882         (1,598)
                                                                        ---------      ---------
   Balance at end of year                                               $  11,284      $  (1,598)
                                                                        =========      =========

*    For the period January 1, 1996 to October 31, 1996.

** Consists principally of advances, withdrawals, dividends and foreign currency translation adjustments.

(1) Per share and share amounts are restated to give effect to the 5.3292 for one reverse stock split on November 17, 1997.

The accompanying notes are an integral part of the consolidated financial statements.

INTERNATIONAL HOME FOODS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)                                                          Years Ended December 31,
                                                                      ---------------------------------------------
                                                                         1997             1996             1995
                                                                      -----------      -----------      -----------
OPERATING ACTIVITIES:
   Net income                                                         $    12,882      $    82,961      $    39,193
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Depreciation and amortization                                        29,771           19,019           30,154
      Deferred income taxes                                                 2,707           (1,032)              --
      Provision for restructuring and other charges                            --            4,308               --
      Stock option compensation                                            46,366               --               --
      Extraordinary item, net of tax                                       11,272               --               --
   Changes in assets and liabilities (net of acquisitions)
      Accounts receivable                                                 (13,249)           1,253           61,710
      Inventories                                                           1,046           14,970            8,103
      Other current assets                                                 (3,526)          (3,133)           1,051
      Accounts payable                                                         82             (352)          (2,578)
      Accrued liabilities                                                   3,247           30,298            8,246
      Other non-current assets and liabilities                            (18,657)          (2,342)            (343)
                                                                      -----------      -----------      -----------
         Net cash provided by operating activities                         71,941          145,950          145,536
                                                                      -----------      -----------      -----------

INVESTING ACTIVITIES:
   Purchases of plant and equipment, net                                  (13,563)         (11,905)         (24,201)
   Purchase of businesses, net of cash acquired                          (240,246)         (29,136)              --
                                                                      -----------      -----------      -----------
      Net cash used in investing activities                              (253,809)         (41,041)         (24,201)
                                                                      -----------      -----------      -----------

FINANCING ACTIVITIES:
   Increase in due to banks                                                 2,157            9,278               --
   Dividends paid to American Home Products Corporation                        --           (1,539)          (5,818)
   Redemption of common stock of IHF and distribution
      to American Home Products Corporation                                    --       (1,209,000)              --
   Payment to minority stockholder                                        (16,556)              --               --
   Change in former parent company's investment and advances, net              --          (99,121)        (115,793)
   Issuance of long-term bank debt                                        650,000          670,000               --
   Issuance of Senior Subordinated Notes                                       --          400,000               --
   Payment of debt issuance costs                                          (1,188)         (30,649)              --
   Retirement of Heritage long-term debt and accrued interest                  --          (40,763)              --
   Issuance of common stock, net of issuance costs                        224,948          242,744               --
   Repayment of long-term bank debt                                      (750,000)              --               --
   Borrowings from revolving credit facility                              141,000               --               --
   Repayment of borrowings from revolving credit facility                (101,000)              --               --
                                                                      -----------      -----------      -----------
         Net cash provided by (used in) financing activities              149,361          (59,050)        (121,611)
                                                                      -----------      -----------      -----------
   Effect of exchange rate changes on cash                                 (1,480)              --              276
                                                                      -----------      -----------      -----------
   (Decrease)/Increase in cash and cash equivalents                       (33,987)          45,859               --
   Cash and cash equivalents at beginning of year                          45,859               --               --
                                                                      -----------      -----------      -----------
   Cash and cash equivalents at end of year                           $    11,872      $    45,859      $        --
                                                                      ===========      ===========      ===========

   Cash paid during the year for:
   Interest                                                           $   103,199      $     5,568      $        --
   Income taxes                                                       $     1,579      $       827      $     2,409


The accompanying notes are an integral part of the consolidated financial statements.

INTERNATIONAL HOME FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands, Except Per Share Amounts)

(1) DESCRIPTION OF BUSINESS, MERGER AND ACQUISITION

BACKGROUND AND BASIS OF PRESENTATION

On September 5, 1996, American Home Products Corporation ("American Home Products" or "AHP"), AHP Subsidiary Holding Corporation and other parties entered into an agreement ("Agreement") pursuant to which an affiliate ("Hicks Muse Holding") of Hicks, Muse, Tate & Furst Equity Fund III, L.P. ("Hicks Muse") acquired, effective November 1, 1996, an 80 percent interest in International Home Foods, Inc. ("IHF" or "the Company") and its subsidiary, M. Polaner, Inc., for approximately $1,226,000. In connection with this transaction (the "IHF Acquisition"), American Home Products contributed all of its other food products businesses into IHF. Effective November 1, 1996, these entities and businesses constitute IHF. In connection with the Agreement, IHF received $264,000 of equity financing and incurred indebtedness of $1,070,000. Approximately $962,000 of the proceeds was used to redeem shares of common stock of IHF which were indirectly held by American Home Products and $264,000 was distributed to American Home Products. At December 31, 1996, the Company had a liability to American Home Products of $16,556 for the unpaid redemption amount due upon final determination of the purchase price. As a result of the redemption, American Home Products continued to beneficially own approximately 20 percent of the Company, which declined to approximately 12% upon completion of the Company's initial public offering (Note 10). The IHF Acquisition was accounted for as a leveraged recapitalization such that the Company's assets and liabilities remain at their historical bases for financial reporting purposes; for income tax purposes, the transaction was treated as a taxable business combination such that the consolidated financial statements reflect a "step-up" in tax basis (Note 8).

     Earnings, advances, withdrawals, dividends, foreign currency translation adjustments and other transactions between the Company and American Home Products for periods prior to November 1, 1996 are reflected in Former Parent Company's Investment and Advances in the accompanying financial statements which are presented on a combined basis prior to November 1, 1996 and on a consolidated basis subsequent to November 1, 1996. The combined financial statements for the periods prior to November 1, 1996 reflect the financial position, results of operations and cash flows of the Company as if the Company was a stand-alone entity. The Company began presenting retained earnings (accumulated deficit) as a separate component of stockholders' equity (deficiency) effective November 1, 1996.

     The effects of the IHF Acquisition are summarized as follows:

Redemption and distribution to AHP Subsidiary
   Holding Corporation                                        $(1,225,556)
Issuance of Common Stock                                          264,000
Fees                                                              (21,256)
Recognition of postretirement benefits obligation                 (16,207)
Deferred income taxes                                             368,358
                                                              -----------
                                                              $  (630,661)
                                                              ===========

     Pro forma unaudited net income (loss) for the years ended December 31, 1996 and 1995, assuming the IHF Acquisition had occurred at the beginning of 1995, would have been $31,241 and ($22,002), respectively. Decreases to reported net income result from increased pro forma interest expense, partially offset by the related tax effects. The unaudited pro forma amounts do not purport to be indicative of what the Company's actual results of operations would have been had the IHF Acquisition been consummated on January 1, 1995 or to project the Company's results of operations for any future period.

     The accompanying financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on judgments and estimates made by management. Actual results could differ from these estimates. Estimates are used when accounting for potential bad debts, inventory obsolescence and spoilage, trade and promotion allowances, coupon redemptions, depreciation and amortization, stock option compensation, deferred income taxes and tax valuation allowances, restructuring charges and contingencies, among other items.

ACQUISITION

Immediately after the IHF Acquisition and effective November 1, 1996, the Company acquired Heritage Brands Holdings, Inc. and subsidiaries (Heritage) from an affiliate of Hicks Muse for approximately $70,800, including the assumption of approximately $40,800 of debt which was repaid immediately following consummation of the acquisition, in a transaction accounted for using the purchase method of accounting. The excess of the purchase price of Heritage over the fair value of assets acquired and liabilities assumed resulted in goodwill and other intangible assets of approximately $59,100 which are being amortized over 20 years. The acquisition was not significant and, accordingly, pro forma financial information has not been provided. The results of operations and cash flows of Heritage have been included in the accompanying consolidated financial statements of the Company since November 1, 1996.

BUSINESS

The Company operates in one business segment which manufactures and markets a diversified portfolio of shelf-stable food products including entrees, side dishes, spreadable fruit products, snacks and canned fish, among others. The Company sells its products primarily in the United States, Canada and Mexico, and is not dependent on any single or major group of customers for its sales.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF COMBINATION/CONSOLIDATION

For periods through October 31, 1996, the accompanying financial statements included the operations of the following indirect wholly-owned subsidiaries of
AHP: American Home Food Products, Inc. (now the Company) and its subsidiary M. Polaner, Inc., American Home Foods, Inc. (now I.H.F.P., Inc.), Luck's Incorporated, Canadian Home Products Limited (now International Home Foods (Canada), Inc.), and certain related assets owned by AHP (collectively, American Home Food Products) and its subsidiaries. The consolidated operations of the Company include the aforementioned entities and Heritage (effective November 1, 1996), Bumble Bee Seafoods, Inc. and Subsidiaries (effective July 1, 1997), Productos Del Monte (PDM) (effective October 1, 1997), Creative Products, Inc. (effective October 1, 1997) and Orleans Seafoods, Inc. (effective November 24,
1997). All significant intercompany balances and transactions have been eliminated in the combined and consolidated financial statements. The accompanying combined and consolidated financial statements are referred to herein as "consolidated" financial statements.

CASH AND CASH EQUIVALENTS

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Company's cash and cash equivalents at December 31, 1997 and December 31, 1996 consist of cash in banks, investments in mutual funds and the commercial paper of several companies.

INVENTORIES

Inventories are valued at the lower of cost or market, with cost determined on a first-in, first-out basis. Bumble Bee Seafood raw fish inventories are stated at specifically identified cost.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Normal maintenance and repairs are expensed. Additions and improvements either to provide necessary capacity, improve the efficiency of production or to modernize facilities are capitalized. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, generally 40 years for buildings, 15 years for machinery and equipment and 5-20 years for furniture and fixtures. Leasehold improvements are amortized over the remaining lives of the respective leases.

INTANGIBLE AND OTHER ASSETS

Goodwill represents the excess of cost over the fair value of net assets acquired and is being amortized using the straight-line method over periods of 8-40 years. Deferred financing costs incurred in connection with the agreements for bank and other indebtedness are being amortized over the terms of the financings using the interest method. Amortization of deferred financing costs is included in interest expense.

     The Company continually reviews goodwill to evaluate whether changes have occurred that would suggest that goodwill may be impaired based on the estimated cash flows of the entity acquired over the remaining amortization period. If this review indicates that the remaining estimated useful life of goodwill requires revision or that goodwill is not recoverable, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows on a discounted basis.

RESEARCH AND DEVELOPMENT

Research and Development costs are charged to expense as incurred and amounted to $1,913, $3,823 and $6,447 for the years ended December 31, 1997, 1996 and 1995, respectively.

INTERNATIONAL HOME FOODS, INC.

ADVERTISING

Advertising and promotion costs are charged to expense as incurred. Advertising costs amounted to $63,675, $58,551 and $42,386 for the years ended December 31, 1997, 1996 and 1995, respectively.

FORMER PARENT COMPANY'S INVESTMENT AND ADVANCES

Former Parent Company's Investment and Advances includes the stockholders' equity of the individual AHP subsidiaries as described in Note 2. The equity of the individual subsidiaries represents the original investment by AHP, plus accumulated net income and net advances, withdrawals and dividends. For periods prior to November 1, 1996, cash receipts were transferred to AHP by daily cash sweeps, and AHP made funds available for operating expenses.

FOREIGN CURRENCY TRANSLATION

The assets and liabilities of the Company's foreign subsidiaries are translated into United States dollars at period end exchange rates. Income, expense and cash flow amounts are translated using monthly average exchange rates. Translation adjustments were accumulated in Former Parent Company's Investment and Advances through October 31, 1996 and, effective November 1, 1996, are accumulated as a separate component of stockholders' equity (deficiency). Transaction gains and losses are reflected in other income (expense), net and have not been significant.

FINANCIAL INSTRUMENTS

The acquisition cost of interest rate collars is amortized as interest expense over the terms of the related agreements. Interest expense is adjusted, if required, to reflect the interest rates included in these collar agreements.

EARNINGS PER SHARE

Earnings per share is computed in accordance with Financial Accounting Standards Board Statement No. 128, Earnings per share (SFAS 128), which became effective for financial statements issued for periods ending after December 15, 1997. The statement specifies the computation, presentation and disclosure requirements for earnings per share (EPS). Basic EPS is based upon the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that would occur if options to issue common stock are assumed to be exercised or converted into common stock.

INCOME TAXES

The Company's operations were included in the consolidated income tax returns of AHP through October 31, 1996. The Company was charged by AHP based on the statutory tax rates adjusted for permanent differences, but without regard for temporary differences. Accordingly, the Company's financial statements for periods prior to the IHF Acquisition do not reflect deferred tax assets or liabilities since those amounts were being provided for by AHP. Deferred tax assets and liabilities prior to the IHF Acquisition would have reflected temporary differences between assets and liabilities for financial reporting and income tax purposes. Such temporary differences were primarily attributable to depreciation, allowances for doubtful accounts and nondeductible reserves and were not significant through October 31, 1996. The income tax provision on a stand-alone basis for periods prior to November 1, 1996 would not differ materially from the income tax provision reflected in the accompanying consolidated financial statements.

     For periods after November 1, 1996, the Company's income tax provision has been prepared with deferred income taxes provided for differences in the financial statement and tax bases of assets and liabilities. The tax effects of the temporary differences which resulted from the "step-up" in tax basis (Notes 1 and 8) have been reflected in stockholders' deficiency as of November 1, 1996. The Company intends to permanently reinvest the undistributed earnings of the Canadian operations; accordingly, deferred income taxes, which would not be significant, have not been provided for the repatriation of such undistributed earnings.

RECLASSIFICATIONS

Certain 1996 and 1995 amounts have been reclassified to conform with the 1997 presentation.

(3) INVENTORIES

Inventories are as follows:

                                                     December 31,
                                             -----------------------------
                                               1997                 1996
                                             --------             --------
Raw materials                                $ 46,127             $ 29,932
Work in progress                               20,770               26,790
Finished goods                                153,668               72,483
                                             --------             --------
Total                                        $220,565             $129,205
                                             ========             ========

(4) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are as follows:

                                                       December 31,
                                                 -------------------------
                                                   1997             1996
                                                 --------         --------
Land                                             $ 19,397         $  4,589
Buildings and leasehold improvements              114,919          107,923
Machinery and equipment                           204,956          185,867
Furniture and fixtures                             25,238           19,917
                                                 --------         --------
                                                  364,510          318,296
Less:  accumulated depreciation                   154,315          132,294
                                                 --------         --------
   Total                                         $210,195         $186,002
                                                 ========         ========

     Depreciation expense aggregated $18,333, $15,683 and $17,144 for the years ended December 31, 1997, 1996 and 1995, respectively.

(5) INTANGIBLE AND OTHER ASSETS

Intangible assets are as follows:

                                                       December 31,
                                                --------------------------
                                                 1997              1996
                                                --------          --------
Goodwill and tradenames                         $331,663          $169,749
Less: accumulated amortization                    22,817            15,811
                                                --------          --------
Intangible assets, net                          $308,846          $153,938
                                                ========          ========

     Amortization of intangibles totaled $7,006, $2,675 and $13,010 for the years ended December 31, 1997, 1996 and 1995, respectively. All fully amortized intangibles have been retired.

     Other assets include deferred financing costs, net of amortization, in connection with the Company's issuance of long-term debt. At December 31, 1997 and 1996, deferred financing costs, net were $12,546 and $31,488, respectively. Amortization expense for the year ended December 31, 1997, excluding the write off due to debt refinancing (Note 18), and for the period from November 1, 1996 (date of debt issuance) to December 31, 1996 amounted to $4,432 and $661, respectively.

(6) ALLOWANCE FOR DOUBTFUL ACCOUNTS AND SALES RETURNS AND ALLOWANCES

     The allowance for doubtful accounts and sales returns and allowances and their related activity are as follows:

                                                                                  Write-Offs and
                                     Beginning                       Charged      Reductions, Net     Ending
                                      Balance         Other*        to Expense     of Recoveries      Balance
-------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1997          $4,331          $1,490          $1,357          $  994          $6,184
Year ended December 31, 1996           4,064              --             563             296           4,331
Year ended December 31, 1995           3,474              --           1,103             513           4,064

*Relates to balances assumed of companies acquired in 1997.

INTERNATIONAL HOME FOODS, INC.

(7) BUSINESS RESTRUCTURING AND OTHER CHARGES

In December 1996, a pretax charge was recorded for severance costs of $3,240 and other charges (principally non-cash) of $1,068.

     The severance charge covered both voluntary and involuntary terminations of approximately 125 employees, including management, sales and marketing, technical and administrative personnel. Employee separations were substantially completed prior to December 31, 1996. During 1996, cash payments of $437 were charged against the business restructuring reserve and the remaining amounts were paid during 1997.

(8) INCOME TAXES

Income before provision for income taxes is as follows:

                                       For Years Ended December 31,
                              --------------------------------------------------
                                1997                 1996                 1995
                              --------             --------             --------
Domestic                      $ 29,315             $133,524             $ 62,409
Foreign                         10,757                2,756                6,198
                              --------             --------             --------
   Total                      $ 40,072             $136,280             $ 68,607
                              ========             ========             ========

The provision for income taxes is as follows:

                                          For Years Ended December 31,
                                 -----------------------------------------------
                                  1997                1996                1995
                                 -------             -------             -------
Domestic                         $11,189             $45,334             $24,126
Foreign                            2,809               1,193               2,411
State                              1,920               6,792               2,877
                                 -------             -------             -------
   Total                         $15,918             $53,319             $29,414
                                 =======             =======             =======

     A reconciliation between the Company's effective tax rate and U.S. statutory rate is as follows:

                                                  For Years Ended December 31,
                                                 ------------------------------
                                                 1997         1996         1995
                                                 ----         ----         ----
U.S. statutory rate                                35%          35%          35%
State tax, net of federal benefit                   4            4            3
Amortization of other intangibles and
   purchase price over fair value                  --           --            5
Other                                               1           --           --
                                                 ----         ----         ----
Effective tax rate                                 40%          39%          43%
                                                 ====         ====         ====

         The current and deferred provision for income taxes for 1997 and 1996 is as follows:

                                              Period from          Period from
                           FOR THE            January 1,           November 1,
                          YEAR ENDED           1996 to               1996 to
                         DECEMBER 31,         October 31,          December 31,
                             1997                1996                 1996
                         ------------         -----------          ------------
Current:
   Federal                 $  2,239            $ 46,136             $     --
   Foreign                    2,809               1,228                   41
   State                        772               6,944                    2
                           --------            --------             --------
                              5,820              54,308                   43
Deferred:
   Federal                    8,950                  --                 (802)
   Foreign                       --                  --                  (76)
   State                      1,148                  --                 (154)
                           --------            --------             --------
                             10,098                  --               (1,032)
                           $ 15,918            $ 54,308             $   (989)
                           ========            ========             ========

     For federal and state income tax purposes, the IHF Acquisition (Note 1) is a taxable business combination and is a qualified stock purchase. The buyer and seller have elected jointly to treat the IHF Acquisition as an asset acquisition under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended. A preliminary allocation of the purchase price to the tax bases of assets and liabilities based on their respective estimated fair values at November 1, 1996 was made for income tax purposes. During 1997, finalization of the purchase price allocation resulted in an increase of $2,220 in additional paid-in capital. In connection with the IHF Acquisition, the Company recorded a deferred tax asset of approximately $368,000 at November 1, 1996 related to future tax deductions for the net excess of the tax bases of the assets and liabilities over the financial statement carrying amounts with a corresponding credit to additional paid-in capital.

     Historically, the Company has generated operating income and realization of the deferred tax assets is dependent upon the Company's ability to generate sufficient future taxable income which management believes is more likely than not. The Company anticipates future taxable income sufficient to realize the recorded deferred tax assets. Future taxable income is based on management's forecasts of the operating results of the Company and there can be no assurance that such results will be achieved.

Management continually reviews such forecasts in comparison with actual results and expected trends. In the event management determines that sufficient future taxable income may not be generated to fully realize the deferred tax assets, the Company will provide a valuation allowance by a charge to income tax expense in the period of such determination.

     As discussed in Note 2, the Company's consolidated financial statements for periods prior to November 1, 1996 do not reflect deferred income taxes as all such taxes were provided for by AHP. Deferred tax assets and liabilities existing prior to the IHF Acquisition and the purchase of Heritage have been reflected on the accompanying consolidated balance sheets, effective November 1, 1996, as an adjustment to the former parent company's investment and advances account or goodwill, as appropriate.

     The components of deferred tax assets at December 31, 1997, December 31, 1996 and November 1, 1996 are as follows:

                                       DECEMBER 31,   December 31,   November 1,
                                           1997           1996          1996
                                       ------------   ------------   ----------
Current deferred tax assets:
   Allowance for doubtful
     accounts                           $   1,999      $   1,771     $   2,196
   Inventory reserves                       4,968          2,850        14,813
   Other accruals                          14,135          6,950         2,557
                                        ---------      ---------     ---------
   Net current deferred
     tax assets                            21,102         11,571        19,566
Noncurrent deferred tax assets:
   Property, plant and
     equipment                                146         15,607        15,668
   Tradenames                             174,952        187,689       189,909
   Goodwill                               141,746        137,813       139,874
   Stock options                           18,036             --            --
   Other                                    5,090            855           829
   Net operating loss
     carryforwards                          6,046         14,070           727
   Valuation allowance                     (3,000)        (3,000)       (3,000)
                                        ---------      ---------     ---------
   Net noncurrent deferred
     tax assets                           343,016        353,034       344,007
                                        ---------      ---------     ---------
   Net deferred tax assets              $ 364,118      $ 364,605     $ 363,573
                                        =========      =========     =========

     At December 31, 1997 the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $16,000 which expire in years ending through 2011. The Company has established a $3,000 valuation allowance related to deferred tax assets due to limitations regarding the utilization of state net operating loss carryforwards.

(9) LONG-TERM DEBT

In connection with the IHF Acquisition, the Company entered into a $770,000 Credit Agreement (Senior Bank Facilities) with Chase Manhattan Bank, Bankers Trust Company and Morgan Stanley Senior Funding, Inc. and issued $400,000 of 10 3/8 percent Senior Subordinated Notes (Notes). The Senior Bank Facilities provided for term loans in three tranches aggregating $670,000 and a revolving credit loan facility of $100,000. The Company amended the Senior Bank Facilities in connection with the Bumble Bee acquisition (Note 17), and again subsequent to its Initial Public Offering (Note 10). The Senior Bank Facilities now comprise
(i) a $420 million Tranche A term loan facility, maturing in 2004 with mandatory semiannual repayments commencing March 31, 1998 and aggregating $27.0 million, $40.0 million, $57.0 million, $73.0 million, $82.0 million and $91.0 million in the years 1998 through 2003, respectively, and the remaining $50 million on March 31, 2004; and (ii) a $150 million Tranche B term loan facility, maturing in 2005 with mandatory semiannual repayments commencing March 31, 1998 aggregating $0.4 million in 1998 through 2003, $20.2 million in 2004 and the remaining $127.4 million in 2005; and (iii) a $200 million revolving credit facility, maturing in 2004, or earlier upon repayment of the term loans. In addition to scheduled periodic repayments, the Company is also required to make mandatory repayments of the loans under the Senior Bank Facilities with a portion of its excess cash flow, as defined.

     Borrowings under the amended Senior Bank Facilities bear interest at variable rates, generally based on adjusted LIBOR plus applicable margins (1.5% in the case of the revolving credit facility and the Tranche A term loan facility and 1.75% in the case of the Tranche B term loan facility). The weighted average interest rate for 1997 was 8.16%. At December 31, 1997, interest rates in effect on Tranches A and B and the revolving credit facility were 7.41%, 7.66% and 7.44%, respectively.

     The Senior Bank Facilities required the Company to enter into interest rate protection agreements to the extent necessary to provide that, when combined with the Senior Subordinated Notes, at least 50% of the Company's aggregate indebtedness is subject to either fixed interest rate or interest rate protection through December 1998. Accordingly, the Company entered into an interest rate collar transaction that expires in December 1998. The notional amount of the collar is $135 million with the cap set at 8.0% and the floor set at 5.25%. The agreement is with a financial institution having a credit rating (Moody's/S&P) of Aa3/A+, which minimizes non-performance risk.

INTERNATIONAL HOME FOODS, INC.

     The obligations of the Company under the Senior Bank Facilities are unconditionally and irrevocably guaranteed by each of the Company's direct or indirect domestic subsidiaries (collectively, the "Guarantors"). In addition, the Senior Bank Facilities are secured by first priority or equivalent security interests in (i) all the capital stock of, or other equity interests in, each direct or indirect domestic subsidiary of the Company and 65% of the capital stock of, or other equity interests in, each direct foreign subsidiary of the Company, or any of its domestic subsidiaries and (ii) all tangible and intangible assets (including, without limitation, intellectual property and owned real property) of the Company and the Guarantors (subject to certain exceptions and qualifications).

     The Senior Bank Facilities also contain a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures, or engage in certain transactions with affiliates, amend the Indenture and otherwise restrict corporate activities. In addition, under the Senior Bank Facilities the Company is required to comply with specified minimum interest coverage, maximum leverage and minimum fixed charge coverage ratios.

     The Company pays a commission on the face amount of all outstanding letters of credit at a per annum rate equal to the Applicable Margin then in effect with respect to Eurodollar loans under the Revolving Credit Facility minus the Fronting Fee (as defined). A fronting fee equal to 1/4% per annum on the face amount of each Letter of Credit is payable quarterly in arrears to the issuing lender for its own account. The Company has entered into agreements for letters of credit amounting to $1,400 at December 31, 1997. The Company also pays a per annum fee equal to 0.375% on the undrawn portion of the commitments in respect of the Revolving Credit Facility. As of December 31, 1997, the Company had a remaining unused Revolving Credit Facility of $158.6 million.

     The Notes are due November 1, 2006, bear interest at a rate of 10 3/8% and are payable semiannually on May 1 and November 1 of each year. The Notes may be redeemed prior to November 1, 2000 in up to an aggregate principal amount of $160 million with the proceeds of one or more equity offerings, as defined, by the Company under certain conditions at a redemption price of 110.375%. The Notes may also be redeemed prior to November 1, 2001 at a redemption price of 100% upon the occurrence of a change of control, as defined. Except as discussed above, the Notes are not redeemable prior to November 1, 2001. The Notes will be redeemable, in whole or in part, at the Company's option at redemption prices decreasing from 105.188% at November 1, 2001 to 100% on November 1, 2004 and thereafter.

     Each Subsidiary Guarantor unconditionally guarantees, jointly and severally, on a senior subordinated basis, the full and prompt payment of principal and interest on the Notes.

     The Notes contain certain restrictive covenants limiting, among other things (i) the incurrence of additional indebtedness; (ii) the declaration or payment of dividends or other capital stock distributions or redemptions; (iii) the redemption of certain subordinated obligations; (iv) investments; (v) sale of assets; and (vi) consolidations, mergers and transfers of all or substantially all of the Company's assets.

     The Company's $400 million Notes at December 31, 1997 had an estimated fair value of approximately $440 million based on their publicly quoted rates. At December 31, 1996, the fair value of the Company's Notes approximated its carrying value. The fair value of the Senior Bank Facilities at December 31, 1997 and 1996 approximated its carrying value. The Company does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives.

     Long-term debt at December 31, 1997 and 1996 is as follows:

                                                     Years Ended December 31,
                                                  ------------------------------
                                                     1997                1996
                                                  ----------          ----------
Senior Bank Facilities:
   Tranche A                                      $  420,000          $  300,000
   Tranche B                                         150,000             200,000
   Tranche C                                              --             170,000
                                                  ----------          ----------
                                                     570,000             670,000
Senior Subordinated Notes                            400,000             400,000
                                                  ----------          ----------
                                                     970,000           1,070,000
Less:  Current portion                                27,400              26,000
                                                  ----------          ----------
   Long-term debt                                 $  942,600          $1,044,000
                                                  ==========          ==========

     The aggregate maturities of all long-term debt during each of the next five years are $27,400, $40,400, $57,400, $73,400 and $82,400 for 1998, 1999, 2000,
2001 and 2002, respectively, and $689,000 thereafter.

(10) INITIAL PUBLIC OFFERING

In November 1997, the Company completed the issuance of 12.1 million common shares through an initial public offering, resulting in net proceeds (after deducting issuance costs) of $224.9 million. The proceeds of the offering were used to repay indebtedness under the Senior Bank Facilities.

(11) EMPLOYEE BENEFIT PLANS

For the AHP defined benefit pension plans in which the Company participated prior to the IHF Acquisition, the amounts charged to the Company by AHP aggregated $3,188 for the period January 1, 1996 to October 31, 1996 and $2,762 for the year ended December 31, 1995.

     In periods prior to November 1, 1996, the Company participated in certain defined contribution plans sponsored by AHP. Expense recognized for these plans aggregated $955 for the period from January 1, 1996 to October 31, 1996 and $1,027 for the year ended December 31, 1995.

     For periods prior to the IHF Acquisition the Company has not provided certain disclosures required by Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" since, under the AHP plans, the assets are not segregated or restricted by subsidiary and the benefit obligations have not been assumed by the Company. Further, certain disclosures prescribed by Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", have not been provided since the AHP plan is unfunded and the AHP plan's benefit obligations will not be assumed by the Company.

     In conjunction with the IHF Acquisition, and pursuant to the Agreement, the Company adopted new pension and postretirement plans for individuals previously covered under the American Home Products pension and postretirement plans, with provisions and benefits substantially equivalent to those of the American Home Products Plans.

PENSION PLANS

The Company sponsors various retirement plans for substantially all of its employees. The Company sponsors two insignificant defined benefit pension plans for collective-bargained employees of its Highspire and Canadian operations. The aggregate accumulated benefit obligation, projected benefit obligation, plan assets, and accrued pension costs of the Highspire and Canadian plans were $153, $154, $136 and $19, respectively, at December 31, 1996. Net periodic pension cost for the Highspire and Canadian plans was insignificant for all periods presented. Assumptions used in accounting for these plans for 1996 included a weighted-average discount rate of 7.5 percent, an expected long-term rate of return on plan assets of 7.5 percent, and a rate of increase in compensation levels of 0-3.5 percent.

     Effective January 1, 1997, the Company established defined benefit plans for its salaried and collective-bargained employees. Benefits earned under the plans include service from November 1, 1996 to December 31, 1996; prior service cost for the two-month period was insignificant. Benefits under the plans will be based primarily on compensation levels and years of service. It is the Company's policy to contribute the amounts necessary to meet the minimum funding requirements of defined benefit plans under applicable laws. Plan assets include principally cash equivalents, and debt and equity securities.

     A summary of the components of net periodic pension cost is as follows:

                                                                          1997
                                                                        -------
Service cost-benefits earned during the period                          $ 3,176
Interest cost on projected benefit obligation                               234
Amortization                                                                 50
Actual return on plan assets                                               (394)
                                                                        -------
Net periodic pension cost                                               $ 3,066
                                                                        =======

     The funded status of the plans and related assumptions at December 31, 1997 follows:

                                                                     December 31,
                                                                     ------------
                                                                         1997
                                                                     ------------
Accumulated benefit obligation (ABO):
   Vested benefits                                                     $  6,941
   Nonvested benefits                                                       737
                                                                       --------
   Total ABO                                                              7,678
Effect of future compensation levels                                      1,187
                                                                       --------
   Projected benefit obligation (PBO)                                  $  8,865
   Plan assets at fair value                                              4,416
   PBO in excess of plan assets                                          (4,449)
Less:
   Unrecognized net gain                                                    381
   Unrecognized prior service cost                                          425
   Unrecognized transition obligation                                        20
   Other                                                                   (418)
                                                                       --------
Accrued pension liability                                              $ (4,041)
                                                                       ========
Principal actuarial assumptions (%):
   Annual long-term rate of return on plan assets                     7.0 - 8.0
   Discount rate                                                           7.25
   Annual increase in compensation levels                             3.5 - 5.0

INTERNATIONAL HOME FOODS, INC.

(12) POSTRETIREMENT BENEFITS OTHER THAN PENSION

The postretirement health care costs relating to the Company's participation in the AHP postretirement plan represented charges for actual retiree benefit costs based on the ratio of the Company's participants to total AHF participants and aggregated $3,239 for the period January 1, 1996 to October 31, 1996 and $3,494 for the year ended December 31, 1995.

     Pursuant to the Agreement, the Company provides certain health care and life insurance benefits, which are unfunded, for most of its retired employees. Generally, employees become eligible for benefits which were unfunded, after attaining specified age and service requirements. In connection with the IHF Acquisition, at November 1, 1996, the Company has recorded its postretirement benefits obligation with a corresponding charge to paid-in capital.

     A summary of the components of the net periodic postretirement benefit cost is as follows:

                                             For the Year        For the Period
                                                    Ended       from November 1
                                             December 31,       to December 31,
                                                    1997                   1996
                                             ------------       ---------------
Service cost-benefits earned
   attributable to service
   during the period                               $1,241                $  245
Interest cost on the accumulated
   postretirement benefit obligation                1,202                   237
                                                   ------                ------
Net periodic postretirement
   benefit cost                                    $2,443                $  482
                                                   ------                ------

     The status of the plans and related assumptions at December 31, 1997 and 1996 were as follows:

                                                              December 31,
                                                        -----------------------
                                                          1997           1996
                                                        --------       --------
Accumulated postretirement benefit obligation:
Retirees                                                $    360       $     --
Fully eligible participants                                2,021             --
Other active participants                                 16,754         16,855
                                                        --------       --------
   Total accumulated postretirement
     benefit obligation (APBO)                          $ 19,135       $ 16,855
                                                        ========       ========
APBO                                                     (19,135)       (16,855)
Less:  Unrecognized (gain)/ loss                            (410)           166
                                                        --------       --------
Accrued postretirement benefit liability                $(19,545)      $(16,689)
                                                        ========       ========

     The discount rates used to determine the above amounts were 7.25% and 7.5% for 1997 and 1996, respectively.

     The assumed health care cost trend rate used to measure the expected cost of benefits was 8.5% for 1997 and is assumed to trend downward to 6.0% for 2010 and thereafter. The health care trend rate has a significant effect on the amounts reported. The effect of a 1% annual increase in these assumed cost trend rates would increase the APBO by approximately $4,100 as of December 31, 1997 and the aggregate of the service and interest cost components of net periodic postretirement health care cost by approximately $522.

SAVINGS PLANS

Effective November 1, 1996, the Company also sponsors a 401(k) defined contribution plan for nonunion employees. Contributions for the period November 1, 1996 to December 31, 1996 were insignificant. Employer contributions for the year ended December 31, 1997 amounted to $1,638.

MULTIEMPLOYER PLANS

The Company also participates in union-sponsored multiemployer pension, life insurance and health and welfare plans which provide benefits to union employees located at the Company's facility in Vacaville, CA. The Company's contributions to these plans were $2,778, $2,993 and $3,121 for the years ended December 31, 1997, 1996 and 1995, respectively.

(13) RELATED PARTY TRANSACTIONS

The consolidated statements of income for periods through October 31, 1996 included the costs of certain administrative and other services provided by AHP. These services included treasury, tax, personnel, legal, environmental, safety, public relations, audit and other related costs, which on an annualized basis approximated $2,500 for 1996 and 1995. Such charges are representative of costs which would have been incurred by the Company on a stand alone basis.

     AHP also charged the Company for its share of group insurance costs (medical, dental, basic life, etc.) based on AHP's historical claims experience and current claim trends and the ratio of the Company's employees to total AHP domestic employees. The charges, which are reflected in the accompanying consolidated statements of income, amounted to $9,143 for the 10 months ended October 31, 1996 and $11,941 for the year ended December 31, 1995.

     The consolidated statements of income include rent for 35,000 square feet of space in AHP's corporate headquarters. The rent expense related to this space amounted to $946 and $905 for the years ended December 31, 1996, and 1995, respectively. The Company vacated this space and relocated its corporate headquarters at the end of 1996.

     Various self-insurance coverages were provided to the Company through AHP's consolidated programs through October 31, 1996. Auto, property, product liability and other insurance coverages provided by AHP were allocated to the Company based on past claims history, exposure, trends and judgment. The charges, which are reflected in the accompanying consolidated statements of income for the 10 months ended October 31, 1996 and for the year ended December 31, 1995 amounted to $346 and $421, respectively.

     The Company purchased advertising through a wholly-owned subsidiary of AHP through 1996. The rates at which the Company purchased advertising reflected the rates obtained by the consolidated purchasing of AHP. The charges, which are reflected in the accompanying consolidated statements of income for the years ended December 31, 1996 and 1995, amounted to, $45,186 and $42,386, respectively.

     Effective November 1, 1996, the Company entered into a transition services agreement with AHP under which AHP, until six months after November 1, 1996, provided to the Company, for a fee, certain facilities and services. In addition, AHP agreed to assist the Company for 90 days after November 1, 1996 with the administration of welfare benefit plans for payment by the Company to AHP based on past practices. Charges by AHP to the Company under these arrangements were insignificant.

     Effective November 1, 1996, the Company entered into a 10-year monitoring and oversight agreement with an affiliate of its majority stockholder. The agreement provides for an annual fee of the greater of $1,000 or 0.1% of the budgeted consolidated net sales of the Company for the current year. In addition, effective November 1, 1996, the Company entered into a financial advisory agreement with the affiliate under which the affiliate will be entitled to a fee of 1.5% of the transaction value, as defined, for each add-on transaction, as defined. In 1997, the Company incurred monitoring and oversight fees of $1,254 and financial advisory fees of $3,607. In 1996, the Company incurred monitoring and oversight fees of $167 and paid transaction fees under the financial advisory agreement of $19,320 to such affiliate relating to the IHF Acquisition (Note 1).

     Included in prepaid expenses and other current assets at December 31, 1996 is a receivable of approximately $3,600 from AHP for reimbursement of payroll taxes related to option exercises by employees.

     Following is an analysis of the activity in the Former Parent Company's Investment and Advances account for the ten months ended October 31, 1996 and for the year ended December 31, 1995:

                                                   Ten Months          Year
                                                      Ended            Ended
                                                   October 31,      December 31,
                                                      1996             1995
                                                   -----------      -----------
Beginning balance
   Former parent company's investment
     and advances                                  $   384,997      $   467,139
Net income                                              84,559           39,193
Distribution of net income through
   parent company's investment and
   advances account                                    (84,559)         (39,193)
                                                   -----------      -----------
                                                       384,997          467,139
                                                   -----------      -----------
Changes in other assets and liabilities
   through the accounts:
   Depreciation and amortization                        15,093           30,154
   Accounts receivable                                  (6,585)          61,710
   Inventories                                          10,903            8,103
   Prepaid expenses and other
     current assets                                       (820)           1,051
   Other noncurrent assets                                  34               13
   Accounts payable                                      1,334           (2,578)
   Accrued salaries, wages and benefits                  2,248              197
   Accrued advertising and promotion                      (168)           2,947
   Other accrued liabilities                               672            5,102
   Other                                                 1,132             (356)
   Purchases of plant and equipment, net                (7,146)         (24,201)
                                                   -----------      -----------
                                                        16,697           82,142
                                                   -----------      -----------
Effect of merger transaction                          (630,661)              --
Transfer to common stock
   Additional paid-in capital, and foreign
     currency translation adjustment on
     November 1, 1996                                  262,361               --
                                                   -----------      -----------
Ending balance
   Parent company's investment
     and advances                                  $        --      $   384,997
                                                   ===========      ===========

INTERNATIONAL HOME FOODS, INC.

(14) STOCK COMPENSATION PLANS

During 1996 and 1995 and in prior years, certain employees of the Company were granted stock options under the AHP stock option plans. These options had a ten-year term and generally vested one year from date of grant. The AHP stock options awarded to Company employees during 1996 or prior were exercised, canceled or settled in cash by January 31, 1997, except for options granted to certain individuals who are now AHP retirees (some of whom are currently employed by the Company) which must be exercised over a three-year period ending November 1, 1999.

     Effective November 1, 1996, the Company adopted the International Home Foods, Inc. 1996 Stock Option Plan (the IHF Plan) which provides for the grant of stock options at fair value on the date of grant. Generally, stock options have a ten-year term and vest immediately or ratably over three years. Certain options were granted with an exercise price which increased by 8% per year until the exercise date. These indexed options were modified during 1997 to reflect a fixed exercise price. Shares and options have been adjusted for the 5.3292 for one reverse stock split. The total number of shares of common stock authorized for grant under the IHF Plan is 8,444,021.

     Effective October 23, 1997, the Company amended and restated the IHF Plan. The amended and restated plan is named the International Home Foods, Inc. 1997 Stock Option Plan (the Plan). The option term and vesting provisions, and number of shares authorized, are consistent with the IHF Plan.

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", but applies Accounting Principles Board Opinion No. 25 (APB No. 25) and related interpretations in accounting for its plans. No compensation expense was recognized for 1995, 1996 or for the first six months in 1997. In accordance with APB No. 25, during 1997 the Company recorded a non-cash stock option compensation charge of $46,366 including $44,673 for indexed options granted to senior management and other employees. In the third quarter of 1997, the variable exercise price of these options was fixed. Unearned stock compensation of $4,257 has been recorded as a reduction of paid-in-capital. This amount will be amortized to compensation expense as the related options vest. Estimated charges for the years 1998, 1999 and 2000 as these options vest are $1,573, $1,573 and $1,111, respectively. If the Company had elected to recognize compensation cost based on the fair value of the options at the grant dates, consistent with the method prescribed by SFAS No. 123, net income and per share amounts would have been adjusted to the pro forma amounts indicated below:

                                             1997           1996         1995
                                          ----------     ----------   ---------
Net income:
   As reported                            $   12,882     $   82,961   $  39,193
   Pro forma                              $   36,882     $   81,793   $  38,445

Basic earnings per share:
   As reported                            $      .20     $     1.34          --
   Pro forma                              $      .58     $     1.32          --

Diluted earnings per share:
   As reported                            $      .19     $     1.34          --
   Pro forma                              $      .56     $     1.32          --

Note: Previously reported 1996 amounts have been restated. The pro forma disclosures shown above are not representative of the effects on net income and per share amounts in future years.


     The fair value of the AHP stock options used to compute pro forma net income disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                            1996          1995
                                                           -------       -------
Expected volatility                                          15.0%         15.7%
Expected term                                              4 years       4 years
Dividend yield                                                4.3%          4.4%
Risk-free interest rate                                       6.4%          6.1%

     1997 pro forma net income and pro forma per share amounts are not impacted by AHP stock options, as there were no AHP options granted in 1997.

     IHF options granted in November 1996 were valued using the minimum value method permitted under SFAS No. 123 for companies which do not have publicly traded equity securities and the following assumptions: expected term of four years, 0% dividend yield, and 5.9% weighted average risk-free interest rate.

     For IHF options granted before and after the date of the Company's initial filing for its public offering, a 0% and a 20% volatility were assumed, respectively. A 0% dividend yield, expected term of four years, and a weighted average risk-free interest rate of 6.1% were utilized in 1997.

     Presented below is a summary of the status of the AHP options held by the Company's employees, and IHF stock options, for 1997, 1996 and 1995:

                                                         1997                       1996**                    1995**
                                               --------------------------  ------------------------  ------------------------
                                                             WEIGHTED                  Weighted                  Weighted
                                               SHARES    AVERAGE EXERCISE  Shares  Average Exercise  Shares  Average Exercise
                                               (000'S)    PRICE PER SHARE  (000's)  Price Per Share  (000's)  Price Per Share
                                               ------    ----------------  ------  ----------------  ------  ----------------
AHP options:
   Outstanding at beginning of year               627          $33.51       1,394       $33.07       1,838       $30.22
   Granted                                         --              --         153       $52.97         472       $38.13
   Exercised                                      454          $33.53         758       $32.64         843       $29.38
   Forfeited/Expired                                3          $38.13          12       $45.11          73       $36.73
   Settled                                         --              --         150            *          --           --
   Outstanding at end of year                     170          $33.57         627       $33.51       1,394       $33.07

IHF indexed options:
   Outstanding at beginning of year             4,175          $ 5.38          --           --          --           --
   Granted                                      1,314          $ 5.33       4,175       $ 5.33          --           --
   Forfeited                                    1,314          $ 5.33          --           --          --           --
   Other, transfer                              4,175***       $ 5.76          --           --          --           --
   Outstanding at end of year                      --              --       4,175       $ 5.38          --           --
   IHF options exercisable at end of year          --              --       4,081       $ 5.38          --           --

IHF non-indexed options:
   Outstanding at beginning of year                38          $ 5.33          --           --          --           --
   Granted                                      4,161          $ 8.75          38       $ 5.33          --           --
   Forfeited                                      624          $ 5.33          --           --          --           --
   Other, transfer                              4,175***       $ 6.40          --           --          --           --
   Outstanding at end of year                   7,750          $ 7.74          38       $ 5.33          --           --

IHF options exercisable at end of year          4,387          $ 6.73          38       $ 5.33          --           --

* 150,000 AHP options were settled for $61.19 per option which represents the stock's fair value at November 1, 1996.

**   1996 and 1995 amounts have been restated from amounts previously reported.

*** The indexed options originally issued with a grant price of $5.33 were fixed at $6.40 during 1997 and are included as non-indexed options as of December 31, 1997.

     The weighted average fair value of AHP stock options granted during 1996 and 1995 is $7.21 and $4.81 per option, respectively. The weighted average fair value of IHF non-indexed options granted in November 1996 is $5.97 per option. The IHF indexed options, which provided for an 8% per annum increased in exercise price, had no value under the minimum value method at December 31, 1996.

     As of December 31, 1997, the 7,750 stock options outstanding under the IHF plan have exercise prices ranging from $5.33 to $27.88 and a weighted average exercise price of $7.74. Such options have a remaining contractual life of approximately ten years and 4,387 were exercisable at December 31, 1997. The following table summarizes the status of stock options oustanding and exercisable as of December 31, 1997, by range of exercise price:

                                                                                      Weighted average
    Range                                                Weighted                      Exercise Price
 of Exercise        Shares            Remaining           Average         Shares       on Exercisable
    Prices        Outstanding      Contractual Life    Exercise Price   Exercisable        Options
-------------     -----------      ----------------    --------------   -----------   ----------------
$ 5.33-$ 9.06        6,382            9-10 years          $ 6.29           4,152           $ 6.38
$10.66-$19.00        1,058              10 years          $15.88             235           $12.79
$20.00-$27.88          310              10 years          $24.11              --               --

INTERNATIONAL HOME FOODS, INC.

     Stock options outstanding at December 31, 1997 which were issued with exercise prices equal to and less than the market price of the stock on the grant date are as follows:

                                  Number of       Wtd. Ave.       Wtd. Ave.
Grants                             Options     Exercise Price    Fair Value
------                            ---------    --------------    ----------
Exercise price equals
   market price                     2,380          $ 8.65          $ 8.65
Exercise price less
   than market price                5,370          $ 7.34          $17.14

(15) COMMITMENTS AND CONTINGENCIES

The Company has ongoing royalty arrangements with several parties, primarily representing licensing agreements for its wet spices business and for the use of characters in the Company's canned pasta business. The accompanying condensed consolidated statements of income include royalty costs which amounted to $1,907, $2,113 and $3,136 for the years ended December 31, 1997, 1996 and 1995.

     In 1995, the water treatment plant in Mayaguez, Puerto Rico that is 30% owned by the Company entered into a consent decree pursuant to which it agreed to implement remedial capital improvements to improve its waste-water discharge. The Company will be responsible for 30% of the costs of these improvements, which are not expected to be material to the Company.

     Based upon its experience to date, the Company believes that the future cost of compliance with existing environmental laws, regulations and decrees and liability for known environmental claims, will not have a material adverse effect on the Company's financial statements as a whole. However, future events, such as changes in existing laws and regulations or their interpretation, and more vigorous enforcement policies of regulatory agencies, may give rise to additional expenditures or liabilities that could be material.

     In the ordinary course of business, the Company enters into contracts for the purchase of certain of its raw materials and is involved in various pending or threatened litigation and claims. The Company has responsibility for environmental, safety and cleanup obligations under various local, state and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. The Company has been identified as a potentially responsible party at one Superfund site. Although the outcome of any legal proceeding cannot be predicted with certainty, management believes through its discussions with counsel and the United States Environmental Protection Agency that its proportionate share of any liability arising from such matters, or the resolution of any other pending or threatened litigation or claims, in the aggregate will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

(16) GUARANTOR FINANCIAL DATA

The Company's Senior Subordinated Notes are fully unconditionally guaranteed by each of the Company's subsidiaries on a joint and several basis. The Company has not presented separate financial statements and other disclosures concerning each of the subsidiary guarantors because management has determined that such information is not material to the holders of the Senior Subordinated Notes.

     Presented below is summarized combined financial information of the subsidiary guarantors:

                                                            December 31,
                                                   -----------------------------
                                                     1997                 1996
                                                   --------             --------
Current assets                                     $262,531             $ 91,835
Noncurrent assets                                   426,396              254,729
Current liabilities                                  80,108               46,354
Noncurrent liabilities                              269,591              248,052

                                           For the Years Ending December 31,
                                         -------------------------------------
                                           1997          1996          1995
                                         ---------     ---------     ---------
Net sales                                $ 356,921     $ 136,873     $ 131,950
Gross profit                               128,707        58,382        65,066
Net income (loss)                            8,883        (1,054)       (3,028)
Net cash provided by
   operating activities                      8,971        11,540        32,379
Net cash used in investing activities       (5,876)      (11,457)      (12,467)
Net cash provided by (used in)
   financing activities                      2,158         1,029       (19,912)

(17) ACQUISITIONS

Effective July 1, 1997, the Company consummated the acquisition of substantially all of the assets (the "Assets") of Bumble Bee Seafoods, Inc. and its wholly-owned subsidiaries, Bumble Bee International, Inc., Santa Fe Springs Holding Company and Commerce Distributing Company (CDC) (collectively, the "Sellers"), pursuant to the terms of an Asset Purchase and Sale Agreement dated as of May 1, 1997 (the "Agreement") by and among the Sellers, the Company and its wholly-owned subsidiary, Bumble Bee Acquisition Corporation. The aggregate consideration paid for the Assets was approximately $163 million in cash and the assumption of certain liabilities of the Sellers, including trade payables and certain accrued liabilities. The Assets consist primarily of inventory, accounts receivable, property, plant and equipment and trademarks formerly used by the Sellers for the processing and marketing of canned seafood products, principally tuna and salmon, including processing facilities in Puerto Rico, Ecuador and California. The transaction was approved by an order of the Federal Bankruptcy Court for the Southern District of California on June 19, 1997, as part of the bankruptcy proceedings of the Sellers.

     Concurrent with the acquisition of the Assets, the Company amended and restated its then existing credit agreement with Chase Manhattan Bank as of July 1, 1997 (Note 9). The senior secured bank facilities were increased from $670 million (less a $13 million principal payment made in the first quarter of 1997) to $737 million and the Company's Revolver was increased from $100 million to $140 million. The Company financed the purchase of the Assets with the $80 million increase in the term facility, a $30 million draw on the Company's Revolver and the balance of the purchase price from the Company's available cash balances as of the date of the closing.

     On October 1, 1997, the Company acquired Productos Del Monte (PDM) from an affiliate of Hicks Muse for 3,127,415 shares of Common Stock. The shares issued for PDM were valued at their estimated fair value of approximately $40 million, which approximated the purchase price that the Hicks Muse affiliate paid for PDM in 1996. The acquisition of PDM was treated as a combination of entities under common control. Accordingly, the historical accounting values of PDM were carried over for financial accounting purposes. In February 1998, the Company received $5 million in settlement of a dispute between the Hicks Muse affiliate and PDM's former owners. The settlement has reduced the purchase price paid by the Hicks Muse affiliate.

     On October 1, 1997, the Company acquired Creative Products, Inc. for approximately $52 million in cash. Creative Products is the leading manufacturer of cooking spray sold to private label customers and food service operators. In addition, Creative Products manufactures on a contract basis a number of health and beauty aid products, including hair mousses, hair sprays and deodorants. On November 21, 1997 the Company acquired Orleans Seafood, Inc. for $26.9 million, including transaction fees. Orleans is a specialty canned seafood manufacturer and marketer. The acquisitions were funded through borrowings under the Company's Senior Bank Facilities, and were treated as purchases for accounting purposes.

     The total excess of cost over fair value of net assets acquired will be amortized over 40 years. The information below includes non-cash investing and financing activities supplemental to the consolidated statements of cash flows.

     A summary of the excess of cost over fair value of net assets acquired resulting from preliminary purchase price allocations for the acquisitions is as folllows:

                                             Bumble Bee    Productos        Creative           Orleans
                                           Seafoods, Inc   Del Monte      Products, Inc.  Seafood, Inc.
                                           -------------   ---------      --------------  -------------
Cost of acquisition, including
   transaction fees                          $ 163,058     $  40,000(1)     $  51,924       $  26,920
Less:  acquired assets:
   Current assets                               94,129        24,903           12,858          12,866
   Property, plant and equipment                18,986         4,210            4,133             215
   Intangible assets including tradenames       20,941        21,077               --             810
   Other assets                                  2,718            --               18              --
Liabilities assumed                            (36,169)      (10,190)          (4,253)           (557)
                                             ---------     ---------        ---------       ---------
Excess of cost over net assets acquired      $  62,453     $      (1)       $  39,168       $  13,586
                                             =========     =========        =========       =========

(1) Productos Del Monte was acquired from an entity under common control and accordingly, the historical values were carried over for financial accounting purposes.

INTERNATIONAL HOME FOODS, INC.

     The following unaudited proforma consolidated results of operations have been prepared as if the acquisitions of Bumble Bee and the Other Acquisitions (PDM, Creative Products and Orleans Seafood) had occurred as of the beginning of 1997 and 1996:

                                                   1997                                               1996
                              -----------------------------------------------    ------------------------------------------------
                                                  OTHER                                              Other
                               BUMBLE BEE      ACQUISITIONS         TOTAL          Bumble Bee      Acquisitions         Total
                              -------------    -------------    -------------    -------------    -------------     -------------
Net sales                     $   1,406,322    $     104,130    $   1,510,452    $   1,349,260    $     127,253     $   1,476,513
Income before
   extraordinary items:              16,305            2,874           19,179           77,082            1,463            78,545
Net income                            5,033            2,874            7,907           77,082            1,463            78,545
   Income per share before
   extraordinary item:
   Basic                      $        0.25    $        0.04    $        0.29    $        1.24    $       (0.03)    $        1.21
   Diluted                    $        0.25    $        0.03    $        0.28    $        1.24    $       (0.03)    $        1.21
Earnings per share:
   Basic                      $        0.08    $        0.04    $        0.12    $        1.24    $       (0.03)    $        1.21
   Diluted                    $        0.08    $        0.04    $        0.12    $        1.24    $       (0.03)    $        1.21

     The proforma consolidated results do not purport to be indicative of results that would have occurred had the acquisitions been in effect for the period presented, nor do they purport to be indicative of the results that will be obtained in the future.

(18) EXTRAORDINARY ITEM

The Company recorded an extraordinary after-tax charge of $11.3 million, or $0.17 per share on a diluted basis (net of $7.4 million of related tax benefit) associated with the write-off of unamortized deferred financing costs included in other assets in connection with the Senior Bank Facilities amendment in November 1997.

(19) EARNINGS PER SHARE

The Company adopted the provisions of Statement of Financial Accounting Standard No. 128 "Earnings Per Share" ("SFAS 128"), during the fourth quarter of 1997 as required. The new standard specifies the computation, presentation and disclosure requirements for basic and diluted earnings per share ("EPS").

The following table represents the computation of basic and diluted EPS as required by SFAS 128:

                                                            For the Years Ended
(Shares in thousands)                                           December 31,
                                                           ---------------------
                                                             1997          1996
                                                           -------       -------
Basic EPS computation:
   Net income available to common shares                   $12,882       $82,961
   Average number of shares outstanding                     64,020        61,923
   Basic earnings per share                                $  0.20       $  1.34

Diluted EPS Computation:
   Net income available to common shares                   $12,882       $82,961
   Average number of shares outstanding                     64,020        61,923
   Effect of dilutive stock options                          2,223            --
                                                           -------       -------
   Total number of shares outstanding                       66,243        61,923
   Diluted earnings per share                              $  0.19       $  1.34

(20) IMPACT OF RECENT ACCOUNTING STANDARDS

In June 1996, Statement of Financial Accounting Standards No. 125 (SFAS 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", was issued to provide accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This statement became effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The extraordinary charge recorded (Note 18) is in compliance with SFAS 125.

     In June 1997, SFAS 130, "Reporting Comprehensive Income", was issued to establish standards for reporting and displaying of comprehensive income and its components in a full set of general-purpose financial statements. This statement requires disclosure of the components of comprehensive income including, among other things, foreign currency translation adjustments, minimum pension liability items and unrealized gains and losses on certain investments in debt and equity securities. The Company would be required to show components of comprehensive income in a financial statement displayed as prominently as the other required financial statements. The statement is effective for fiscal years beginning after December 15, 1997. The Company anticipates compliance with this Statement in 1998.

     In June 1997, SFAS 131 "Disclosures About Segments of an Enterprise and Related Information", was issued to establish standards for public business enterprises reporting information regarding operating segments in annual and interim financial statements issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. The Company operates in one business segment which manufactures and markets a diversified portfolio of shelf-stable food products, and accordingly, does not believe the segment reporting aspect of this statement will materially impact their financial statements.

     In February 1998, SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", was issued to standardize employers' disclosures about pension and other postretirement benefit plans. This Statement is effective for fiscal years beginning after December 15, 1997. The Company is currently evaluating the impact of adoption of this Statement on its financial statements, and anticipates compliance in 1998.

(21) LEASES

The Company leases certain facilities and equipment under operating leases. Rental expenses, including rent related to the Company's lease with AHP (Note
13), aggregated $4,181, $1,884 and $1,868 for the years ended December 31, 1997, 1996 and 1995, respectively. Future minimum lease payments under noncancellable operating leases at December 31, 1997 are as follows:

              1998                           $ 6,690
              1999                             6,056
              2000                             5,141
              2001                             5,075
              2002 and later years            13,556
                                             -------
                                             $36,518
                                             =======

(22) SUBSEQUENT EVENTS(UNAUDITED)

On March 9, 1998, the Company, through its Canadian subsidiary, International Home Foods (Canada), Inc., purchased certain assets of Puritan stews and canned meats from Unilever's T. J. Lipton Canada division for a total purchase price of approximately $34.3 million ($CN49.6 million). The acquisition is currently being funded with borrowings under the Company's revolving credit facility.

     On March 10, 1998, the Company signed a definitive agreement with Grist Mill Co. to commence a cash tender offer for all of the outstanding shares of common stock, together with the associated stock purchase rights, for $14.50 per share. The total value of the transaction is approximately $105 million. Grist Mill is a manufacturer and distributor of store brand and value-priced branded food products including ready-to-eat cereals, fruit snacks, granola bars, fruit-filled cereal bars, crisp rice marshmallow bars and preformed pie crusts. The acquisition is anticipated to be funded with borrowings under the Company's Revolving Credit Facility. For the fiscal year ended May 31, 1997, Grist Mill reported net income of $2.8 million ($0.42 per share) on sales of $108.5 million. For the six-month period ended November 30, 1997, the Company reported net income of $2.7 million ($0.39 per share) on sales of $54.7 million.

INTERNATIONAL HOME FOODS, INC.

QUARTERLY RESULTS OF OPERATIONS (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS) (UNAUDITED)

                                                                                    Three Months Ended
                                                              ---------------------------------------------------------------
                                                              March 31          June 30        September 30       December 31
                                                              --------          -------        ------------       -----------
Net Sales:
   1997                                                        $244.6            $249.9           $349.5            $378.5
   1996                                                         227.3             222.0            254.8             238.7

Gross Profit:
   1997                                                         128.9             134.7            167.4             180.3
   1996                                                         116.8             118.3            135.1             127.7

Operating Income:
   1997                                                          37.4              40.9              9.5 (1)          55.8
   1996                                                          27.7              42.8             49.3              33.4

Income before extraordinary item:
   1997                                                           7.5               9.4            (10.8)(1)          18.1
   1996                                                          17.1              26.5             30.6               8.8

Basic earnings per share, before extraordinary item:
   1997                                                        $ 0.12            $ 0.15           $(0.17)(1)        $ 0.26
   1996                                                        $ 0.28            $ 0.43           $ 0.49            $ 0.14

Diluted earnings per share, before extraordinary item:
   1997                                                        $ 0.12            $ 0.15           $(0.17)(1)          0.24
   1996                                                        $ 0.28            $ 0.43             0.49              0.14

Net income:
   1997                                                           7.5               9.4            (10.8)(1)           6.8
   1996                                                          17.1              26.5             30.6               8.8

Basic earnings per share:
   1997                                                        $ 0.12            $ 0.15           $(0.17)(1)        $ 0.10
   1996                                                        $ 0.28            $ 0.43           $ 0.49            $ 0.14

Diluted earnings per share:
   1997                                                        $ 0.12            $ 0.15           $(0.17)(1)        $ 0.09
   1996                                                        $ 0.28            $ 0.43           $ 0.49              0.14

(1) Includes $44.8 million ($27.0 million, net of tax) of non-cash stock option compensation expense.

INTERNATIONAL HOME FOODS, INC.

SELECTED FINANCIAL DATA

                                         1997             1996          1995         1994         1993         1992
                                      -----------      ---------     ---------    ---------    ---------    ---------
STATEMENT OF OPERATIONS DATA:

Net sales                             $ 1,222.4(1)     $   942.8     $   818.9    $   997.3    $   935.7    $   865.8
Gross profit                              611.3            497.9         420.7        534.2        503.7        463.2
Stock option compensation expense          46.4               --            --           --           --           --
Operating income                          143.7            153.2          68.6        159.2        153.3        156.3
Interest expense                          104.6             17.1            --           --           --           --
Income before extraordinary item           24.2             83.0          39.2         95.9         92.4         99.6
Extraordinary item, net of tax            (11.3)              --            --           --           --           --
Net income                                 12.9             83.0          39.2         95.9         92.4         99.6
Basic earnings per share              $    0.20        $    1.34            --           --           --           --
Diluted earnings per share            $    0.19        $    1.34            --           --           --           --

BALANCE SHEET DATA:

Inventories                           $   220.6        $   129.2     $   139.9    $   148.0    $   134.2    $   108.7
Working capital (excluding current
   portion of long-term debt)             175.5            107.6         120.6        197.1        157.9        128.4
Property, plant and equipment, net        210.2            186.0         176.8        169.7        152.0        140.5
Total assets                            1,255.3            968.3         463.6        540.5        496.0        387.3
Long-term debt (including current
   portion)                               970.0          1,070.0            --           --           --           --
Stockholders' equity (deficit)             60.9           (264.2)        385.0        467.1        423.6        330.1

OTHER FINANCIAL DATA:

Depreciation and amortization         $    29.8        $    19.0     $    30.2    $    26.4    $    25.0    $    11.8
Capital expenditures                       13.6             11.9          24.2         31.1         22.0         18.6

(1)  Includes net sales of $228.4 relating to companies acquired in 1997.

INTERNATIONAL HOME FOODS, INC.


CORPORATE OFFICERS                     BOARD OF DIRECTORS                           TRANSFER AGENT
----------------------------------     ----------------------------------           ----------------------------------
C. DEAN METROPOULOS                    C. DEAN METROPOULOS                          Bank of New York
Chairman of the Board of Directors     Chairman of the Board of Directors           101 Barclay Street
and Chief Executive Officer            and Chief Executive Officer,                 New York, New York 10007
                                       Executive Committee
JOHN H. BESS                                                                        ANNUAL MEETING
President and                          THOMAS O. HICKS                              ----------------------------------
Chief Operating Officer                Chairman and Chief
                                       Executive Officer of Hicks Muse.             May 6, 1998, 2:00 pm
N. MICHAEL DION                                                                     Hotel Crescent Court
Senior Vice President and              L. HOLLIS JONES                              100 Crescent Court
Chief Financial Officer                President of Hollis Jones, Inc.              Dallas, Texas 75201

M. KELLEY MAGGS                        MICHAEL J. LEVITT                            CORPORATE HEADQUARTERS
Senior Vice President, Secretary       Managing Director and                        ----------------------------------
and General Counsel                    Principal of Hicks Muse.
                                                                                    International Home Foods, Inc.
ALAN B. MENKES                         M.L. LOWENKRON                               1633 Littleton Road
Vice President and                     Audit Committee,                             Parsippany, New Jersey 07054
Assistant Secretary                    Compensation Committee                       973-359-9920

MICHAEL J. CRAMER                      ALAN B. MENKES                               STOCK LISTING
Vice President and                     Managing Director and Principal              ----------------------------------
Assistant Secretary                    of Hicks Muse. Executive Committee.
                                                                                    International Home Foods, Inc.
ANDREW S. ROSEN                        JOHN R. MUSE                                 (ticker symbol IHF) is listed on
Vice President and                     Managing Director and Principal              the New York Stock Exchange.
Assistant Secretary                    of Hicks Muse
                                                                                    Common Shares issued and Outstanding
LYNNE M. MISERICORDIA                  ROGER T. STAUBACH                            at February 28, 1998:   77,246,603
Treasurer                              Chairman and Chief Executive Officer
                                       of The Staubach Company. Audit Committee.    Approximate number of
                                       Compensation Committee.                      stockholders:   2,650

                                       CHARLES W. TATE                              STOCK PRICE
                                       President of Hicks Muse.                     ----------------------------------
                                       Compensation Committee,
                                       Executive Committee.                         High: $28.00   December 31, 1997
                                                                                    Low:  $22.50   November 19, 1997

                                                                                    During the last two years, no dividends
                                                                                    have been declared on common stock.

                                                                                    OTHER REPORTS
                                                                                    ----------------------------------

                                                                                    Copies of the Annual Report on Form
                                                                                    10-K are available without charge.

                                                                                    Contact:
                                                                                    Investor Relations
                                                                                    International Home Foods, Inc.
                                                                                    1633 Littleton Road
                                                                                    Parsippany, New Jersey 07054
                                                                                    800-639-9865

                     [INTERNATIONAL HOME FOODS, INC. LOGO]