Form 10-K405/A, Exhibit 13
period 1997-12-31
INTERNATIONAL HOME FOODS INC
filed 1998-07-27
CIK 1027881

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

                                   [PICTURE]


----------------------------------------------------------------------
PUTTING FAMILIAR FACES ON RANCH STYLE(R) AND ITS SOUTHWESTERN PARTNERS
----------------------------------------------------------------------

Like our Ro*Tel, Luck's and Dennison's brands, Ranch Style beans are made using a time-honored, unique formula that delivers authentic flavor...and in their respective marketing areas, share and revenue leadership. Leadership because of taste, variety and convenience. Leadership that has allowed these "Southwestern" brands to become part of the local culture. A leadership we intend to nurture and enhance by establishing even closer links to our millions of consumers.

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

In 1997, to satisfy consumers' growing demands for low fat products, we successfully launched the category's first fat free products -- 99% Fat Free Beef Ravioli and 99% Fat Free Cheese Ravioli.


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

                                   [PICTURE]


-----------------------
OUR SOUTHWESTERN BRANDS
-----------------------

How do you innovate in such well establish categories as chili, canned beans and canned tomatoes? By listening to your consumers that's how. Ro*Tel, for example, has grown from its original Whole and Diced recipes to Extra Hot, Milder, and most recently, Mexican and Italian, all in response to consumer demand for increased variety. Similarly, Ranch Style and Luck's have recently introduced Baked Beans into their respective Heartlands, each brand offering flavor profiles tailored to consumers' distinct regional tastes. Dennison's has done the same in its West Coast geography, where we introduced a 99% Fat Free Beef product appealing to health-conscious consumers, while at the same time, attracting Hispanic tastes with a new Mild Green Chiles variety. The stream of innovation has only just begun. As consumer tastes evolve, our brands are well positioned to listen, and lead the way of future growth.

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

     INTEREST EXPENSE - Interest expense for 1997 was $104.9 million. This amount represents $42.0 million of interest and commitment fees on the Company's $400.0 million of publicly traded debentures at an annual interest rate of 10.375%, interest and commitment fees of $56.6 million on the Company's Senior Bank Facilities, the balance of which was $570 million at December 31, 1997, $1.6 million of interest expense on the Company's $40.0 million

International Home Foods, Inc.

Management's Discussion and Analysis of Financial Condition and
Results of Operations (Continued)

outstanding Revolving Credit Agreement balance and $4.7 million of amortization of deferred financing costs. The weighted average interest rate for the Senior Bank Facilities for 1997, which includes the Revolving Credit Agreement, was 8.16%.

     Interest expense for 1996 was $17.1 million, reflecting interest on indebtedness incurred in connection with the IHF Acquisition completed in November 1996.

     PROVISION FOR INCOME TAXES - Income taxes decreased to $15.8 million in 1997 from $53.3 million in 1996 due to lower income before taxes. The effective tax rate increased to 39.7% in 1997 from 39.1% in 1996 due to the impact of state and local taxes. The Company anticipates sufficient future income to realize deferred tax assets recorded at December 31, 1997. In the event management determines that sufficient future taxable income may not be generated to fully realize the deferred tax assets, the Company will provide a valuation allowance by a charge to income tax expense in the period of such determination.

     EXTRAORDINARY ITEM - In the fourth quarter 1997, the Company reported an extraordinary after-tax charge of $11.3 million, or $0.17 per share on a diluted basis (net of $7.4 million of related tax benefit) associated with the write-off of unamortized deferred financing costs in connection with a Senior Bank Facilities amendment.

     In July 1998, the Company restated the consolidated financial statements to decrease the extraordinary charge recorded upon extinguishment of debt in connection with the Senior Bank Facilities amendment in November 1997. The restatement reduced the extraordinary after-tax charge related to the write-off of deferred financing costs from $11.3 million, or $0.17 per share on a diluted basis (net of $7.4 million of related tax benefit), to $4.3 million, or $0.06 per share on a diluted basis (net of $2.9 million of related tax benefit).

     NET INCOME - For the year ended December 31, 1997, net income decreased by $63.3 million versus 1996, primarily reflecting the factors discussed above.

     Basic earnings per share were $0.31 and $1.34 for 1997 and 1996, respectively, and diluted earnings per share were $0.30 and $1.34 for 1997 and 1996, respectively.

     The 1997 restatement increased net income by $6.8 million, or $0.11 on a basic earnings per share basis and $0.10 on a diluted earnings per share basis.

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

/s/ N. MICHAEL DION

N. Michael Dion
Senior Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of International
Home Foods, Inc.:

     We have audited the accompanying consolidated balance sheets of International Home Foods, Inc. and subsidiaries as of December 31, 1997 and
1996 and the related consolidated statements of income, changes in stockholders' equity (deficiency), and cash flows for the years ended December 31, 1997 and 1996 (which financial statements for 1997 have been restated as discussed in Note 18). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of International Home Foods, Inc. and subsidiaries as of December 31, 1995 were audited by other auditors, whose report, dated October 11, 1996 expressed an unqualified opinion on those statements.

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

                                       /s/ PRICEWATERHOUSECOOPERS LLP

                                       Coopers & Lybrand L.L.P.

Parsippany, New Jersey
March 6, 1998

INTERNATIONAL HOME FOODS, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in Thousands, Except Per Share and Share Amounts)                     Years Ended December 31,
                                                                   -----------------------------------------------
                                                                       1997              1996             1995
                                                                   ------------      ------------     ------------
Net sales                                                          $  1,222,434      $    942,792     $    818,861
Cost of sales                                                           611,153           444,879          398,122
                                                                   ------------      ------------     ------------
   Gross profit                                                         611,281           497,913          420,739
Marketing expenses                                                      250,683           191,527          186,396
Selling, general and administrative expenses                            170,582           148,903          165,736
Provision for restructuring and other charges                                --             4,308               --
Stock option compensation                                                46,366                --               --
                                                                   ------------      ------------     ------------
   Income from operations                                               143,650           153,175           68,607
Interest expense                                                        104,933            17,072               --
Interest income and other, net                                            1,046               177               --
                                                                   ------------      ------------     ------------
   Income before provision for income taxes                              39,763           136,280           68,607
Provision for income taxes                                               15,795            53,319           29,414
                                                                   ------------      ------------     ------------
   Income before extraordinary item                                      23,968            82,961           39,193
Extraordinary loss, net of tax benefit of $2,863                         (4,336)               --               --
                                                                   ------------      ------------     ------------
   Net income                                                      $     19,632      $     82,961     $     39,193
                                                                   ============      ============     ============

Former parent company's investment and advances,
   beginning of period                                                       --                --          467,139
Advances, withdrawals and dividends, net                                     --                --         (121,335)
                                                                   ------------      ------------     ------------
Former parent company's investment and advances, end of period     $         --      $         --     $    384,997
                                                                   ============      ============     ============
Basic earnings per share(1):
   Income before extraordinary item                                $       0.38     $        1.34
   Extraordinary item                                                     (0.07)               --
                                                                   ------------      ------------     ------------
   Net income                                                      $       0.31     $        1.34
                                                                   ============      ============     ============
   Shares used in computing basic earnings per share                 64,020,472        61,922,990

Diluted earnings per share(1):
   Income before extraordinary item                                $       0.36     $        1.34
   Extraordinary item                                                     (0.06)               --
                                                                   ------------      ------------     ------------
   Net income                                                      $       0.30     $        1.34
                                                                   ============      ============     ============
   Shares used in computing diluted earnings per share               66,242,672        61,922,990
                                                                   ============      ============     ============


(1) Per share and share amounts are restated to give effect to the 5.3292 for one reverse stock split on November 17, 1997.

The accompanying notes are an integral part of the consolidated financial statements.

INTERNATIONAL HOME FOODS, INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands, Except Per Share and Share Amounts)                              December 31,
                                                                                ----------------------------
                                                                                   1997             1996
                                                                                -----------      -----------
ASSETS
Current Assets:
   Cash and cash equivalents                                                    $    11,872      $    45,859
   Accounts receivable, net of allowances                                           108,132           48,801
   Inventories                                                                      220,565          129,205
   Prepaid expenses and other current assets                                         16,661            8,197
   Deferred income taxes                                                             21,102           11,571
                                                                                -----------      -----------
      Total current assets                                                          378,332          243,633

Property, plant and equipment, net                                                  210,195          186,002
Intangible assets, net                                                              308,846          153,938
Deferred income taxes                                                               338,611          353,034
Other assets                                                                         26,066           31,664
                                                                                -----------      -----------
      Total assets                                                              $ 1,262,050      $   968,271
                                                                                ===========      ===========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current Liabilities:
   Due to banks                                                                 $    12,228      $     9,278
   Current portion of long-term debt                                                 27,400           26,000
   Revolving credit facility                                                         40,000               --
   Accounts payable                                                                  38,871           18,679
   Amount payable to minority stockholder                                                --           16,556
   Accrued salaries, wages and benefits                                              16,591           14,379
   Accrued advertising and promotion                                                 50,308           38,127
   Accrued interest                                                                   7,844           10,843
   Other accrued liabilities                                                         36,954           28,151
                                                                                -----------      -----------
      Total current liabilities                                                     230,196          162,013

Long-term debt                                                                      942,600        1,044,000
Postretirement benefits obligation                                                   19,545           16,689
Other noncurrent liabilities, primarily accrued royalties                             2,079            9,764
                                                                                -----------      -----------
      Total liabilities                                                           1,194,420        1,232,466
                                                                                -----------      -----------

Commitments and contingencies

STOCKHOLDERS' EQUITY (DEFICIENCY) (1)
Preferred stock - par value $.01 per share; authorized, 100,000,000 shares;
   no shares issued or outstanding                                              $        --      $        --
Common stock - par value $.01 per share; authorized, 300,000,000 shares;
   issued and outstanding 77,155,550 and 61,922,990 shares                              772              619
Additional paid-in capital                                                           52,202         (261,318)
Retained earnings (accumulated deficit)                                              18,034           (1,598)
Foreign currency translation adjustment                                              (3,378)          (1,898)
                                                                                -----------      -----------
      Total stockholders' equity (deficiency)                                        67,630         (264,195)
                                                                                -----------      -----------
   Total liabilities and stockholders' equity (deficiency)                      $ 1,262,050      $   968,271
                                                                                ===========      ===========



(1) Per share and share amounts are restated to give effect to the 5.3292 for one reverse stock split on November 17, 1997.

The accompanying notes are an integral part of the consolidated financial statements.

INTERNATIONAL HOME FOODS, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)

(Dollars in Thousands, Except Share Amounts)                            Years Ended December 31,
                                                                        ------------------------
                                                                           1997           1996
                                                                        ---------      ---------
Common Stock(1):
   Balance at beginning of year                                         $     619      $      --
   Issuance of common shares (15,232,728 shares)                              153             --
   Effect of merger transaction - issued 61,922,990 shares                     --            619
                                                                        ---------      ---------
Balance at end of year                                                  $     772      $     619
                                                                        =========      =========

Additional Paid-in Capital(1):
   Balance at beginning of year                                         $(261,318)     $      --
   Issuance of common shares                                              224,965             --
   Stock option compensation                                               46,366             --
   Productos Del Monte (PDM) acquisition                                   39,969             --
   Effect of merger transaction                                             2,220       (261,318)
                                                                        ---------      ---------
   Balance at end of year                                               $  52,202      $(261,318)
                                                                        =========      =========

Foreign Currency Translation Adjustment:
   Balance at beginning of year                                         $  (1,898)     $      --
   Effect of merger transaction                                                --         (1,662)
   Translation adjustment for the year 1997 and the period from
      November 1, 1996 to December 31, 1996, respectively                  (1,480)          (236)
                                                                        ---------      ---------
   Balance at end of year                                               $  (3,378)     $  (1,898)
                                                                        =========      =========

Former Parent Company's Investment and Advances:
   Balance at beginning of year                                         $      --      $ 384,997
   Net income*                                                                 --         84,559
   Other activity, net**                                                       --       (101,256)
   Effect of merger transaction                                                --       (630,661)
   Transfer to Common Stock, Additional Paid-in Capital and Foreign
      Currency Translation Adjustment on November 1, 1996                      --        262,361
                                                                        ---------      ---------
   Balance at end of year                                               $      --      $      --
                                                                        =========      =========

Retained Earnings (Accumulated Deficit):
   Balance at beginning of year                                         $  (1,598)     $      --
   Net income for the year 1997 and net loss for the period from
      November 1, 1996 to December 31, 1996, respectively                  19,632         (1,598)
                                                                        ---------      ---------
   Balance at end of year                                               $  18,034      $  (1,598)
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

INTERNATIONAL HOME FOODS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)                                                          Years Ended December 31,
                                                                      ---------------------------------------------
                                                                         1997             1996             1995
                                                                      -----------      -----------      -----------
OPERATING ACTIVITIES:
   Net income                                                         $    19,632      $    82,961      $    39,193
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Depreciation and amortization                                        30,080           19,019           30,154
      Deferred income taxes                                                 2,584           (1,032)              --
      Provision for restructuring and other charges                            --            4,308               --
      Stock option compensation                                            46,366               --               --
      Extraordinary item, net of tax                                        4,336               --               --
   Changes in assets and liabilities (net of acquisitions)
      Accounts receivable                                                 (13,249)           1,253           61,710
      Inventories                                                           1,046           14,970            8,103
      Other current assets                                                 (3,526)          (3,133)           1,051
      Accounts payable                                                         82             (352)          (2,578)
      Accrued liabilities                                                   3,247           30,298            8,246
      Other non-current assets and liabilities                            (18,657)          (2,342)            (343)
                                                                      -----------      -----------      -----------
         Net cash provided by operating activities                         71,941          145,950          145,536
                                                                      -----------      -----------      -----------

INVESTING ACTIVITIES:
   Purchases of plant and equipment, net                                  (13,563)         (11,905)         (24,201)
   Purchase of businesses, net of cash acquired                          (240,246)         (29,136)              --
                                                                      -----------      -----------      -----------
      Net cash used in investing activities                              (253,809)         (41,041)         (24,201)
                                                                      -----------      -----------      -----------

FINANCING ACTIVITIES:
   Increase in due to banks                                                 2,157            9,278               --
   Dividends paid to American Home Products Corporation                        --           (1,539)          (5,818)
   Redemption of common stock of IHF and distribution
      to American Home Products Corporation                                    --       (1,209,000)              --
   Payment to minority stockholder                                        (16,556)              --               --
   Change in former parent company's investment and advances, net              --          (99,121)        (115,793)
   Issuance of long-term bank debt                                        650,000          670,000               --
   Issuance of Senior Subordinated Notes                                       --          400,000               --
   Payment of debt issuance costs                                          (1,188)         (30,649)              --
   Retirement of Heritage long-term debt and accrued interest                  --          (40,763)              --
   Issuance of common stock, net of issuance costs                        224,948          242,744               --
   Repayment of long-term bank debt                                      (750,000)              --               --
   Borrowings from revolving credit facility                              141,000               --               --
   Repayment of borrowings from revolving credit facility                (101,000)              --               --
                                                                      -----------      -----------      -----------
         Net cash provided by (used in) financing activities              149,361          (59,050)        (121,611)
                                                                      -----------      -----------      -----------
   Effect of exchange rate changes on cash                                 (1,480)              --              276
                                                                      -----------      -----------      -----------
   (Decrease)/Increase in cash and cash equivalents                       (33,987)          45,859               --
   Cash and cash equivalents at beginning of year                          45,859               --               --
                                                                      -----------      -----------      -----------
   Cash and cash equivalents at end of year                           $    11,872      $    45,859      $        --
                                                                      ===========      ===========      ===========

   Cash paid during the year for:
   Interest                                                           $   103,199      $     5,568      $        --
   Income taxes                                                       $     1,579      $       827      $     2,409


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

     Other assets include deferred financing costs, net of amortization, in connection with the Company's issuance of long-term debt. At December 31, 1997 and 1996, deferred financing costs, net were $23,701 and $31,488, respectively. Amortization expense for the year ended December 31, 1997, excluding the write off due to debt refinancing (Note 18), and for the period from November 1, 1996 (date of debt issuance) to December 31, 1996 amounted to $4,741 and $661, respectively.

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

(8) INCOME TAXES

Income before provision for income taxes is as follows:

                                       For Years Ended December 31,
                              --------------------------------------------------
                                1997                 1996                 1995
                              --------             --------             --------
Domestic                      $ 29,006             $133,524             $ 62,409
Foreign                         10,757                2,756                6,198
                              --------             --------             --------
   Total                      $ 39,763             $136,280             $ 68,607
                              ========             ========             ========

The provision for income taxes is as follows:

                                          For Years Ended December 31,
                                 -----------------------------------------------
                                  1997                1996                1995
                                 -------             -------             -------
Domestic                         $11,066             $45,334             $24,126
Foreign                            2,809               1,193               2,411
State                              1,920               6,792               2,877
                                 -------             -------             -------
   Total                         $15,795             $53,319             $29,414
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
                                                 ====         ====         ====

         The current and deferred provision for income taxes for 1997 and 1996 is as follows:

                                              Period from          Period from
                           FOR THE            January 1,           November 1,
                          YEAR ENDED           1996 to               1996 to
                         DECEMBER 31,         October 31,          December 31,
                             1997                1996                 1996
                         ------------         -----------          ------------
Current:
   Federal                 $  2,239            $ 46,136             $     --
   Foreign                    2,809               1,228                   41
   State                        772               6,944                    2
                           --------            --------             --------
                              5,820              54,308                   43
Deferred:
   Federal                    8,827                  --                 (802)
   Foreign                       --                  --                  (76)
   State                      1,148                  --                 (154)
                           --------            --------             --------
                              9,975                  --               (1,032)
                           --------            --------             --------
                           $ 15,795            $ 54,308             $   (989)
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

     The components of deferred tax assets at December 31, 1997, December 31, 1996 and November 1, 1996 are as follows:

                                       DECEMBER 31,   December 31,   November 1,
                                           1997           1996          1996
                                       ------------   ------------   ----------
Current deferred tax assets:
   Allowance for doubtful
     accounts                           $   1,999      $   1,771     $   2,196
   Inventory reserves                       4,968          2,850        14,813
   Other accruals                          14,135          6,950         2,557
                                        ---------      ---------     ---------
   Net current deferred
     tax assets                            21,102         11,571        19,566
Noncurrent deferred tax assets:
   Property, plant and
     equipment                                146         15,607        15,668
   Tradenames                             174,952        187,689       189,909
   Goodwill                               141,746        137,813       139,874
   Stock options                           18,036             --            --
   Other                                      685            855           829
   Net operating loss
     carryforwards                          6,046         14,070           727
   Valuation allowance                     (3,000)        (3,000)       (3,000)
                                        ---------      ---------     ---------
   Net noncurrent deferred
     tax assets                           338,611        353,034       344,007
                                        ---------      ---------     ---------
   Net deferred tax assets              $ 359,713      $ 364,605     $ 363,573
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

                                             1997           1996         1995
                                          ----------     ----------   ---------
Net income:
   As reported                            $   19,632     $   82,961   $  39,193
   Pro forma                              $   43,632     $   81,793   $  38,445

Basic earnings per share:
   As reported                            $      .31     $     1.34          --
   Pro forma                              $      .68     $     1.32          --

Diluted earnings per share:
   As reported                            $      .30     $     1.34          --
   Pro forma                              $      .66     $     1.32          --

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

     As of December 31, 1997, the 7,750 stock options outstanding under the IHF plan have exercise prices ranging from $5.33 to $27.88 and a weighted average exercise price of $7.74. Such options have a remaining contractual life of approximately ten years and 4,387 were exercisable at December 31, 1997. The following table summarizes the status of stock options outstanding and exercisable as of December 31, 1997, by range of exercise price:

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

     A summary of the excess of cost over fair value of net assets acquired resulting from preliminary purchase price allocations for the acquisitions is as follows:

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

INTERNATIONAL HOME FOODS, INC.

     The following unaudited proforma consolidated results of operations have been prepared as if the acquisitions of Bumble Bee and the Other Acquisitions (PDM, Creative Products and Orleans Seafood) had occurred as of the beginning of 1997 and 1996:

                                                   1997                                               1996
                              -----------------------------------------------    ------------------------------------------------
                                                  OTHER                                              Other
                               BUMBLE BEE      ACQUISITIONS         TOTAL          Bumble Bee      Acquisitions         Total
                              -------------    -------------    -------------    -------------    -------------     -------------
Net sales                     $   1,406,322    $     104,130    $   1,510,452    $   1,349,260    $     127,253     $   1,476,513
Income before
   extraordinary items:              16,119            2,874           18,993           77,082            1,463            78,545
Net income                           11,783            2,874           14,657           77,082            1,463            78,545
   Income per share before
   extraordinary item:
   Basic                      $        0.25    $        0.04    $        0.29    $        1.24    $       (0.03)    $        1.21
   Diluted                    $        0.24    $        0.04    $        0.28    $        1.24    $       (0.03)    $        1.21
Earnings per share:
   Basic                      $        0.18    $        0.04    $        0.22    $        1.24    $       (0.03)    $        1.21
   Diluted                    $        0.18    $        0.04    $        0.22    $        1.24    $       (0.03)    $        1.21

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

In July 1998, the Company restated the consolidated financial statements to decrease the extraordinary charge recorded upon extinguishment of debt in connection with the Senior Bank Facilities amendment in November 1997. The restatement reduced the extraordinary after-tax charge associated with the write-off of deferred financing costs from $11.3 million, net of $7.4 million of related tax benefit ($0.17 per share on a diluted basis), to $4.3 million, net of $2.9 million of related tax benefit ($0.06 per share on a diluted basis).

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

The following table represents the computation of basic and diluted EPS as required by SFAS 128:

                                                            For the Years Ended
(Shares in thousands)                                           December 31,
                                                           ---------------------
                                                             1997          1996
                                                           -------       -------
Basic EPS computation:
   Net income available to common shares                   $19,632       $82,961
   Average number of shares outstanding                     64,020        61,923
   Basic earnings per share                                $  0.31       $  1.34

Diluted EPS Computation:
   Net income available to common shares                   $19,632       $82,961
   Average number of shares outstanding                     64,020        61,923
   Effect of dilutive stock options                          2,223            --
                                                           -------       -------
   Total number of shares outstanding                       66,243        61,923
   Diluted earnings per share                              $  0.30       $  1.34

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

INTERNATIONAL HOME FOODS, INC.

QUARTERLY RESULTS OF OPERATIONS (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS) (UNAUDITED)

                                                                                    Three Months Ended
                                                              ---------------------------------------------------------------
                                                              March 31          June 30        September 30       December 31
                                                              --------          -------        ------------       -----------
Net Sales:
   1997                                                        $244.6            $249.9           $349.5            $378.5
   1996                                                         227.3             222.0            254.8             238.7

Gross Profit:
   1997                                                         128.9             134.7            167.4             180.3
   1996                                                         116.8             118.3            135.1             127.7

Operating Income:
   1997                                                          37.4              40.9              9.5 (1)          55.8
   1996                                                          27.7              42.8             49.3              33.4

Income before extraordinary item:
   1997                                                           7.5               9.4            (10.8)(1)          17.9
   1996                                                          17.1              26.5             30.6               8.8

Basic earnings per share, before extraordinary item:
   1997                                                        $ 0.12            $ 0.15           $(0.17)(1)        $ 0.25
   1996                                                        $ 0.28            $ 0.43           $ 0.49            $ 0.14

Diluted earnings per share, before extraordinary item:
   1997                                                        $ 0.12            $ 0.15           $(0.17)(1)          0.24
   1996                                                        $ 0.28            $ 0.43             0.49              0.14

Net income:
   1997                                                           7.5               9.4            (10.8)(1)          13.5
   1996                                                          17.1              26.5             30.6               8.8

Basic earnings per share:
   1997                                                        $ 0.12            $ 0.15           $(0.17)(1)        $ 0.19
   1996                                                        $ 0.28            $ 0.43           $ 0.49            $ 0.14

Diluted earnings per share:
   1997                                                        $ 0.12            $ 0.15           $(0.17)(1)        $ 0.18
   1996                                                        $ 0.28            $ 0.43           $ 0.49              0.14

(1) Includes $44.8 million ($27.0 million, net of tax) of non-cash stock option compensation expense.

INTERNATIONAL HOME FOODS, INC.

SELECTED FINANCIAL DATA

                                         1997             1996          1995         1994         1993         1992
                                      -----------      ---------     ---------    ---------    ---------    ---------
STATEMENT OF OPERATIONS DATA:

Net sales                             $ 1,222.4(1)     $   942.8     $   818.9    $   997.3    $   935.7    $   865.8
Gross profit                              611.3            497.9         420.7        534.2        503.7        463.2
Stock option compensation expense          46.4               --            --           --           --           --
Operating income                          143.7            153.2          68.6        159.2        153.3        156.3
Interest expense                          104.9             17.1            --           --           --           --
Income before extraordinary item           24.0             83.0          39.2         95.9         92.4         99.6
Extraordinary item, net of tax             (4.3)              --            --           --           --           --
Net income                                 19.6             83.0          39.2         95.9         92.4         99.6
Basic earnings per share              $    0.31        $    1.34            --           --           --           --
Diluted earnings per share            $    0.30        $    1.34            --           --           --           --

BALANCE SHEET DATA:

Inventories                           $   220.6        $   129.2     $   139.9    $   148.0    $   134.2    $   108.7
Working capital (excluding current
   portion of long-term debt)             171.3            107.6         120.6        197.1        157.9        128.4
Property, plant and equipment, net        210.2            186.0         176.8        169.7        152.0        140.5
Total assets                            1,262.1           968.3         463.6        540.5        496.0        387.3
Long-term debt (including current
   portion)                               970.0          1,070.0            --           --           --           --
Stockholders' equity (deficit)             67.6           (264.2)        385.0        467.1        423.6        330.1

OTHER FINANCIAL DATA:

Depreciation and amortization         $    30.1        $    19.0     $    30.2    $    26.4    $    25.0    $    11.8
Capital expenditures                       13.6             11.9          24.2         31.1         22.0         18.6

(1)  Includes net sales of $228.4 relating to companies acquired in 1997.

INTERNATIONAL HOME FOODS, INC.


CORPORATE OFFICERS                     BOARD OF DIRECTORS                           TRANSFER AGENT
----------------------------------     ----------------------------------           ----------------------------------
C. DEAN METROPOULOS                    C. DEAN METROPOULOS                          Bank of New York
Chairman of the Board of Directors     Chairman of the Board of Directors           101 Barclay Street
and Chief Executive Officer            and Chief Executive Officer,                 New York, New York 10007
                                       Executive Committee
JOHN H. BESS                                                                        ANNUAL MEETING
President and                          THOMAS O. HICKS                              ----------------------------------
Chief Operating Officer                Chairman and Chief
                                       Executive Officer of Hicks Muse.             May 6, 1998, 2:00 pm
N. MICHAEL DION                                                                     Hotel Crescent Court
Senior Vice President and              L. HOLLIS JONES                              100 Crescent Court
Chief Financial Officer                President of Hollis Jones, Inc.              Dallas, Texas 75201

M. KELLEY MAGGS                        MICHAEL J. LEVITT                            CORPORATE HEADQUARTERS
Senior Vice President, Secretary       Managing Director and                        ----------------------------------
and General Counsel                    Principal of Hicks Muse.
                                                                                    International Home Foods, Inc.
ALAN B. MENKES                         M.L. LOWENKRON                               1633 Littleton Road
Vice President and                     Audit Committee,                             Parsippany, New Jersey 07054
Assistant Secretary                    Compensation Committee                       973-359-9920

MICHAEL J. CRAMER                      ALAN B. MENKES                               STOCK LISTING
Vice President and                     Managing Director and Principal              ----------------------------------
Assistant Secretary                    of Hicks Muse. Executive Committee.
                                                                                    International Home Foods, Inc.
ANDREW S. ROSEN                        JOHN R. MUSE                                 (ticker symbol IHF) is listed on
Vice President and                     Managing Director and Principal              the New York Stock Exchange.
Assistant Secretary                    of Hicks Muse
                                                                                    Common Shares issued and Outstanding
LYNNE M. MISERICORDIA                  ROGER T. STAUBACH                            at February 28, 1998:   77,246,603
Treasurer                              Chairman and Chief Executive Officer
                                       of The Staubach Company. Audit Committee.    Approximate number of
                                       Compensation Committee.                      stockholders:   2,650

                                       CHARLES W. TATE                              STOCK PRICE
                                       President of Hicks Muse.                     ----------------------------------
                                       Compensation Committee,
                                       Executive Committee.                         High: $28.00   December 31, 1997
                                                                                    Low:  $22.50   November 19, 1997

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