Form 10-K, Exhibit 13
period 1998-12-31
INTERNATIONAL HOME FOODS INC
filed 1999-03-31
CIK 1027881

                                                                    EXHIBIT 13.1











            WHEN WE SAY "CAPITALIZING ON OUR POTENTIAL" WE MEAN...

WE'RE GROWING OUR BRANDS AND BUILDING SHAREHOLDER VALUE

                        INTERNATIONAL HOME FOODS, INC.

                              ANNUAL REPORT 1998

International Home Foods, Inc. (IHF), headquartered in Parsippany, New Jersey, manufactures a diversified and well-established portfolio of shelf-stable, high quality, nutritious food products. Through our divisions and wholly-owned subsidiaries, we offer the following well-known brands:

[PHOTO]

CHEF BOYARDEE

[PHOTO]

BUMBLE BEE

[PHOTO]

SPECIALTY

[PHOTO]

SNACKS

[PHOTO]

SOUTHWEST

[PHOTO]

LIBBY'S

                                                  CAPITALIZING ON OUR POTENTIAL










         Contents

 2       To Our Shareholders, Customers, and Consumers

 4       Leverage Leading Brands

 8       Refocus Marketing Efforts

12       Expand into Foodservice, Private Label, and International

16       Complete Strategic Acquisitions

20       Continue to Achieve Cost Savings

23       Financial Information

Deciding which way a company will go - developing a growth strategy - is a vital first step for any business. Making that strategy work is what distinguishes the best companies from their competitors. At International Home Foods, we have designed a strategic platform to grow our brands and build shareholder value. Our five strategies are: Leverage Leading Brands; Refocus Marketing Efforts; Expand Into Foodservice, Private Label, and International; Complete Strategic Acquisitions; and Continue to Achieve Cost Savings. In the pages that follow, we'll demonstrate how our adherence to these strategic initiatives is having a positive impact on everything we do and every brand we own.

                           1 International Home Foods

                 TO OUR SHAREHOLDERS,CUSTOMERS, AND CONSUMERS


On behalf of International Home Foods and its employees, I am very pleased to report that 1998 was another exciting and strategically important year at our company. In the two short years since the company's recapitalization in 1996, we have completed the restructuring and repositioning of our business in several key ways that will support strong long-term profitable growth, and will enable us to continue to achieve superior financial performance.


    The following is a brief review of IHF's major accomplishments in 1998 and since its recapitalization (excluding the 1998 restructuring charge and the 1997 non-cash stock compensation and extraordinary charges):

    o   In 1998, earnings per share increased 47 percent to $1.15.

    o Overall, 1998 sales were $1.7 billion, a 39 percent increase from 1997 reported sales. Since the 1996 recapitalization, our sales have increased in excess of 80 percent. We repositioned the core business that existed in 1996 by eliminating certain unprofitable sales in our export markets, discontinuing marginal SKUs in the US markets, and implementing an important change in our marketing strategy. We feel confident that this core business is healthy across all channels of distribution and that it will respond well to the numerous new products and strong consumer marketing efforts that will be aggressively launched in 1999.

    o In addition to nearly doubling our sales, IHF's EBITDA (earnings before interest, taxes, depreciation and amortization) increased 64 percent from $172 million in 1996 to $282 million in 1998.

    o During 1998, we funded $283 million in acquisitions, $31 million in capital expenditures and repurchased treasury stock for $57 million. These items in aggregate consumed $371 million in cash, yet our total debt during the year only increased $207 million-a testament to our strong cash flow.

        At the same time that IHF achieved these impressive financial results, we have also taken several strategically important steps to prepare the company to meet the opportunities of the new century:

    1. We completed the installation of a management information system that will become the platform for our acquisitions. In addition, the system has the ability to link up with our customers' replenishment systems, thereby generating improvements in service levels and reductions in overall inventories.

    2. We significantly invested in improving our products and contemporizing their packaging. Moreover, we will continue to focus our research and development efforts on creating new products that respond to consumer trends and preferences.

    3. We addressed several inequities in past marketing programs that created conflicts within our different channels of trade and did not effectively support the ever-challenging pursuit of proper merchandising and display execution at the store level. These transitions, while having a short-term negative impact on our 1998 sales, were critical for maximizing the performance of our future marketing investments.


                           International Home Foods 2

                          [C. DEAN METROPOULOS PHOTO]

    4. Our 1998 marketing investment was $338 million, and we feel we are taking the appropriate steps to efficiently utilize these funds. We expect this effort to continue and expand rapidly in 1999 and beyond as we put greater focus on new products and reaching new consumers.

    5. We have streamlined our operations not only to generate important cost and working capital efficiencies, but also to improve the service levels to our customers.

    6. We completed three acquisitions in 1998, making a total of seven since the end of 1996. These acquisitions were accretive and expanded our strategic presence in each of our basic business categories. Equally important for our customers, our management team has demonstrated the ability to integrate these acquisitions almost seamlessly. Our acquisitions have not only increased our shareholder value, but their consolidation into our infrastructure will also lead to increased efficiencies and, ultimately, lower supply chain costs for our customers.

    The current buzzwords in our industry are "retail consolidation." In our view, this trend among retailers presents marketers and manufacturers of food products with significant opportunities. Generally, consolidation leads to improved efficiencies for everyone involved in the process. The retailer seeks improved efficiencies in dealing with its customers and suppliers just as we do. We are confident that our common search for efficiency is not necessarily an adversarial one. We are absolutely committed to finding improved ways to generate common savings: through better category management, continuous replenishment systems, supply chain improvements, and other innovations. These in turn will lead to closer and more efficient partnerships with our retailers. Therefore, we strongly believe that our organization is well poised to meet the challenges and demands that the retail consolidation presents for food manufacturers and marketers.

    As we approach the new millennium, we are confident that our products and their long tradition with consumers, coupled with higher emphasis on marketing, research and development and guided by our committed management team, will allow us to successfully respond to the emerging consumer trends of the coming century.



/s/ C. DEAN METROPOULOS

C. Dean Metropoulos
Chairman of the Board, Chief Executive Officer


                          3 International Home Foods

                                    [PHOTO]









                          International Home Foods 4

               WHEN WE SAY "LEVERAGE LEADING BRANDS" WE MEAN...

INTRODUCING NEW PRODUCTS THAT BUILD ON THE STRENGTH OF OUR TRUSTED AND WELL-KNOWN BRAND NAMES







                          5 International Home Foods

                            LEVERAGE LEADING BRANDS

OUR PORTFOLIO OF BRANDS FEATURES SUCH WELL-RECOGNIZED NAMES AS CHEF BOYARDEE(R), BUMBLE BEE(R), PAM(R), CRUNCH 'N MUNCH(R), GULDEN'S(R), AND ONE OF THE MORE RECENT ADDITIONS TO OUR ROSTER, LIBBY'S(R) CANNED MEATS. WE CONSIDER OUR BRANDS TO BE OUR MOST PRIZED ASSETS AND OUR SPRINGBOARD FOR GROWTH, BOTH BY BUILDING THE EXISTING FLAGSHIP BRANDS AND BY USING OUR STRENGTH TO SUPPORT LINE EXTENSIONS. OUR LINEUP OF ESTABLISHED BRANDS AND THEIR NUMBER ONE MARKET POSITIONS ALSO GIVES US THE OPPORTUNITY TO SECURE SHELF SPACE FOR NEW PRODUCTS WHICH ARE CRITICAL TO OUR GROWTH STRATEGY. HERE ARE SOME EXAMPLES OF STRATEGIC ADDITIONS TO OUR PORTFOLIO IN 1998.


         OVERSTUFFED(TM)

              Chef Boyardee is the undisputed leader in the $511 million canned pasta category. Our core consumer group is kids under 12. Retaining them as they get older represents an important growth opportunity. Therefore, we began developing value-added, distinctive tasting new products that appeal to an older palate. So, in 1998, we introduced Chef Boyardee Overstuffed Ravioli. Stuffed with nearly twice as much filling as regular raviolis, Overstuffed is made from top-quality ingredients, including enriched pasta, sun-ripened tomatoes, special herbs and spices, and premium beef. With a heartier flavor profile than the original Chef Boyardee Beef Ravioli, Overstuffed appeals to older kids, helping us keep them as loyal consumers as they grow up.

              In Canada, where Chef Boyardee had its second straight year of double-digit growth, we unveiled two additions to our Special Recipe(R) line, Ravioli Primavera and Rotini Calabrese. Like Overstuffed, Special Recipe extends our consumer reach, with research showing that nearly half of our canned pasta purchasers in Canada live in households without children.

                                                                        [PHOTO]

         AMERICA'S FAVORITE

              When it comes to our solid white albacore tuna, we're dealing from a position of strength because Bumble Bee is already a category leader. Last year, we invested in our albacore product by improving its overall quality. Survey results showed consumers significantly preferred the improved solid white albacore over its major competitor.

              Combining our category strength with Orleans(R) specialty seafood products, we introduced into key markets new products under the Bumble Bee name, including Louisiana shrimp, white and lump crab meat, whole and smoked oysters, and whole baby clams.

[PHOTO]

                           International Home Foods 6

                                                                        [PHOTO]

CATEGORY CAPTAINCY

     Ranch Style(R) Brand beans offer another good example of the way that we can leverage-and strengthen-our leading brands. Canned beans is a billion dollar category, and Ranch Style, with the introduction of a complete line of baked beans in 1997 and refried beans in 1998, is the only brand in the southwest region to compete in every segment-pork and bean, baked, refried, and ingredient. As a result of our breadth and ability to provide one-stop shopping for beans, we have "category captaincy" with the trade and we get the all-important shelf space we need when we move into new markets.


TOFFEE PRETZELS

     Our popular Crunch 'n Munch glazed popcorn gives us a solid platform for building the Crunch 'n Munch brand by launching new products into the snack world, and last year we introduced our first non-popcorn extension, Crunch 'n Munch Toffee Pretzels. Since flavored pretzels are one of the fastest growing snack segments, we combined Crunch 'n Munch's popular toffee flavor with a bite-size pretzel that has only 1.5 grams of fat per serving. The new pretzels are being supported by a powerful marketing initiative, including in-store sampling, promotional events, and national TV advertising.

[PHOTO]

                          7 International Home Foods

            "REFOCUS MARKETING EFFORTS" IS ANOTHER WAY OF SAYING...

    CAPTURING THE CONSUMER'S ATTENTION WITH A NEW LOOK AND ATTITUDE

                           International Home Foods 8

                                    [PHOTO]






                          9 International Home Foods

                           REFOCUS MARKETING EFFORTS

WITH TODAY'S MEDIA CLUTTER, IT'S HARD TO CAPTURE THE CONSUMER'S ATTENTION. TO SUCCEED, WE NEED TO BE INNOVATIVE, BUT WE ALSO HAVE TO TARGET EVERY DOLLAR SPENT WITH PINPOINT ACCURACY. BEFORE WE ACQUIRED THEM, SOME OF OUR BRANDS WERE UNDERMARKETED. TO REVITALIZE OUR ESTABLISHED BRAND NAMES, AND TO RESPOND TO CHANGING RETAIL AND CONSUMER DYNAMICS, WE HAVE REFOCUSED OUR MARKETING AND PACKAGING EFFORTS. NOW, WE'RE "REDIRECTING" OUR MARKETING DOLLARS TO BETTER TARGET THE CONSUMER AND TO BUILD A HEALTHY LONG-TERM BRAND PROFILE THROUGH AD CAMPAIGNS, IN-STORE PROMOTIONS AND CO-PROMOTIONS, AND NEW PACKAGING.

         IT'S OK TO SPRAY

              PAM is widely known as the all-natural, no-stick cooking spray. But we also want the consumer to recognize PAM as an all-natural ingredient that can be sprayed directly on food. This new positioning has been built around the July 1998 introduction of two new PAM flavors, lemon and garlic. A breakthrough ad campaign-"It's OK to Spray"-supported the extensions and PAM's base business through TV and print promotions, sampling, coupons, and in-store merchandising. The flavors were also promoted at a series of public relations events for local food and nutrition professionals showcasing fat-free cooking with PAM.

         THE LATEST BUZZZ

              Bumble Bee has maintained a category leadership position despite the fact that its last national ad campaign was in 1987. That all changed last year with "It's Gotta Be Bumble Bee," a comprehensive campaign that included TV, radio, and print advertising; new product packaging; and promotions. As part of the campaign, recipes on cans and in ads encouraged consumers to "Bee Gourmet," "Bee Healthy," and "Bee Choosy."

[PHOTO]

                          International Home Foods 10

We also supported the brand with a contemporary version of the "Yum Yum Bumble Bee" jingle; a regional campaign with Bill "The Big Tuna" Parcells, coach of the New York Jets; and The Latest Buzzz, an in-store magazine with recipes, health news, and games for kids.

                                                                        [PHOTO]

STAND-UP CHILI(TM)

        Dennison's(R) is known as the original "Stand-Up Chili" because it's so thick you can stand a fork in it. In 1998, we capitalized on that concept in our California heartland with in-store promotions featuring stand up comedians who told jokes and gave out samples with coupons. We also sponsored "Dennison's Comedy Nights" at local comedy clubs where customers got in free with a can of Dennison's that was then donated to food banks. The reaction from both consumers and retailers was overwhelmingly positive, leading to double-digit growth for Dennison's in its core markets.

PROMOTIONS AND PACKAGING

        We are directing our marketing dollar at the consumer with innovative "retailtainment" tactics. Each year, we only get so many chances to set our products apart at the store level, so we have equipped our people with a "toolbox" full of promotional ideas. To help drive store traffic for our retail customers, we're staging innovative events such as "Cook Up a Little Magic," which promoted Chef, PAM, and Crunch 'n Munch with in-store magicians, a take-home recipe video, and recipe cards.

        Our Campfire(R) marshmallow brand was the growth leader in the marshmallow category last year thanks to a consumer-oriented approach that included seasonal displays and co-promotions. Joining with Hershey's(R), for example, we developed customized displays and signage for S'mores on Memorial Day, the Fourth of July, and Labor Day.

[PHOTO]

        Across our brands, we also introduced new packaging, using brighter graphics and more vibrant colors to create a more contemporary look and feel that heightens the shelf impact of our products.

       (Hershey's is a registered trademark of Hershey Foods Corporation)

                          11 International Home Foods

            WHEN WE SAY "EXPAND INTO FOODSERVICE, PRIVATE LABEL, AND

    OUR POWERFUL



               [PHOTO]




                          International Home Foods 12

INTERNATIONAL" WE MEAN...

  BRANDS ARE GAINING GROUND IN SOME OF OUR INDUSTRY'S FASTEST GROWING MARKETS


                          13 International Home Foods

           EXPAND INTO FOODSERVICE, PRIVATE LABEL, AND INTERNATIONAL


THREE FAST-GROWING SECTORS FOR IHF-FOODSERVICE, PRIVATE LABEL, AND INTERNATIONAL MARKETS-PRESENT AN IMPORTANT OPPORTUNITY TO GROW OUTSIDE OUR TRADITIONAL CHANNELS. IN EACH CASE, IHF IS A MORE COMPETITIVE CONTENDER BECAUSE OF OUR BRAND STRENGTH, MANUFACTURING FLEXIBILITY, DISTRIBUTION NETWORK, AND FOCUSED LEADERSHIP.

         FOODSERVICE

              The foodservice industry, supplying restaurants, schools, hospitals, hotels, and airlines, represents over half of every American food dollar now being spent on food prepared away from home. We have begun to capitalize on this opportunity with our targeted marketing and our brand strength. While sales for the US foodservice market have historically grown at about 2 percent a year, IHF's sales were up 18 percent in 1998. Our objective is to triple our foodservice business over the next three years. That growth will be the result of overhauling our foodservice business, and in 1998, as part of that ongoing plan, we created a dedicated sales and marketing support group. And each acquisition IHF makes gives us the opportunity to bundle and sell more products to foodservice distributors. We also adopted a targeted strategy of identifying our audience by service segment-so we take Chef to schools, PAM to restaurants, and Gulden's to the ballpark. In fact, Gulden's will be the official mustard of the World Champion New York Yankees in 1999.

[PHOTO]

                          International Home Foods 14

PRIVATE LABEL

     The 1998 acquisition of Grist Mill(R) further expanded our growth platform in private label, the fastest growing sector in the grocery industry and one which now accounts for approximately 18 percent of grocery expenditures. Grist Mill, a leading manufacturer of private label cereal bars and fruit snack products, extends our presence in these categories. Leveraged along with our position as the leading supplier of private label canned pasta and cooking spray, we can now offer retailers a strategic solution to category management which includes efficient assortment, single-source supply, and consolidated logistics. With our category management approach to the retail trade, private label has become a strategic element of our long-term business plan.

                                                                        [PHOTO]

INTERNATIONAL

     We named this company International Home Foods because we felt our brands had significant opportunities in the global market. In Puerto Rico, Chef Boyardee is the leading canned pasta. In Mexico, Productos Del Monte(R) , the leading producer and distributor of branded catsup, canned vegetables, and bottled salsa, also gives us an excellent platform to expand sales of other IHF products. Equally important, we are moving into new overseas markets through the acquisitions of Libby's canned meats in 1998 and the Clover Leaf(R) and Paramount(R) brands in January 1999. These acquisitions give us a presence in a number of foreign markets, including South Africa, the United Kingdom, the Philippines, Japan, and Jamaica, that we can use to launch other IHF products.

     In Canada, we manufacture and market Chef Boyardee canned pasta, Puritan(R) stews and canned meats, PAM cooking spray, and Crunch 'n Munch glazed popcorn. In 1998, every major brand had substantial volume and revenue growth. Chef Boyardee, driven by the introduction of two new additions to our Special Recipe line, had its second straight year of double-digit growth. Significant increases were also achieved in both private label and foodservice sales.

[PHOTO]

                          15 International Home Foods

                  "COMPLETE STRATEGIC ACQUISITIONS" MEANS...

    WE BOOST OUR BOTTOM LINE BY ACQUIRING BUSINESSES THAT ARE A PERFECT FIT


                          International Home Foods 16

                                   [PHOTO]







                          17 International Home Foods

                        COMPLETE STRATEGIC ACQUISITIONS


IHF IS AGGRESSIVE IN SEEKING OUT ACQUISITIONS BY TARGETING COMPLEMENTARY BUSINESSES THAT LET US EXPAND AND PENETRATE NEW MARKETS. MAKING AN ACQUISITION IS JUST OUR FIRST STEP. BY RAPIDLY INTEGRATING THAT ACQUISITION AND TAKING ADVANTAGE OF MANUFACTURING, DISTRIBUTION, AND MARKETING SYNERGIES, WE ACHIEVE SIGNIFICANT COST SAVINGS. IN 1997, WE ACQUIRED BUMBLE BEE, CREATIVE PRODUCTS, ORLEANS, AND PRODUCTOS DEL MONTE. THIS PAST YEAR, WE ADDED GRIST MILL, LIBBY'S CANNED MEAT BUSINESS, AND PURITAN TO THE IHF FAMILY. AND, IN JANUARY 1999, WE PURCHASED THE CLOVER LEAF BRAND FROM BRITISH COLUMBIA PACKERS. ALL OF THESE BUSINESSES REPRESENTED A NUMBER ONE OR TWO MARKET POSITION IN THEIR CORE MARKETS, WERE CLOSELY RELATED TO OUR BASE TECHNOLOGY, AND WERE IMMEDIATELY ACCRETIVE.

                                                                 [PURITAN LOGO]

         PURITAN

               Early in 1998, we acquired Puritan, the largest processor and marketer of canned stews and meatballs in Canada. Puritan had $33 million in annual sales in 1998, substantially increasing our total sales in Canada. We also took advantage of the opportunity to cut costs by moving Puritan's sales and distribution into IHF's infrastructure and leveraging IHF's purchasing power to buy Puritan's raw materials. In addition, we consolidated Puritan's manufacturing operation into our Niagara Falls, Ontario, plant, which is closer to Puritan's core markets. We then reinvested a portion of our cost savings into product enhancements that, according to consumers, significantly improved these products.

         LIBBY'S

               Libby's canned meat business, which posted $148 million in sales in 1998, is a domestic manufacturer, importer, and global marketer of canned meat products, including Vienna sausages, corned beef, and corned beef hash. Domestically, Libby's is the number one corned beef brand and the number two brand for the entire canned meat category. Libby's is a great fit for IHF on a number of fronts, particularly within our operations. Dennison's canned meat products, for example, previously made at our Vacaville, California, plant, are now produced in Libby's Trenton, Missouri, manufacturing facility. Libby's salmon business is now marketed and distributed by Bumble Bee.

[LIBBY LOGO]

                          International Home Foods 18

                                                                        [PHOTO]

GRIST MILL

     Grist Mill, based in Lakeville, Minnesota, manufactures and distributes store brand and value-priced branded food products, including cereal bars, fruit snacks, and ready-to-eat cereals. With sales of $112 million in 1998, Grist Mill is the dominant player in the private label wholesome snack bar and fruit snack businesses. Grist Mill is already benefiting from IHF's broad distribution network, which includes traditional supermarket chains as well as alternative channels such as club stores and mass merchants. This acquisition enabled us to close a plant that was making other snack products and consolidate that production into the Grist Mill manufacturing facility. Importantly, Grist Mill becomes an integral part of our platform for the expansion of IHF's private label business.

CLOVER LEAF AND PARAMOUNT

     In January 1999, IHF dramatically expanded both its seafood business and its presence in Canada with the acquisition of the canned seafood business of British Columbia Packers, representing approximately $130 million in sales in 1998. The newly acquired Clover Leaf brand is Canada's number one brand in the tuna and salmon segments. Through private label sales, those products also have a strong presence in the United Kingdom and South Africa and in Australia they are sold under the Paramount label. The marketing function for these products will be integrated into our Bumble Bee seafood business, while our Canadian operations will provide administrative and distribution support.

[CLOVER LEAF LOGO]

                          19 International Home Foods

           WHEN WE SAY "CONTINUE TO ACHIEVE COST SAVINGS" WE MEAN...

    WE'RE FINDING NEW WAYS TO ADD VALUE ON THE SHELF AND OFF


                          International Home Foods 20

                                NEW WAYS TO UE




                                                 [PHOTO]




                          21 International Home Foods

                       CONTINUE TO ACHIEVE COST SAVINGS

TO IMPROVE EFFICIENCY, REDUCE COSTS, AND BUILD SHAREHOLDER VALUE, WE'RE CONTINUALLY SCRUTINIZING THE WAY WE DO THINGS. WE'RE DOING THAT ON A NUMBER OF FRONTS AND IN A VARIETY OF WAYS: BY ADOPTING A SINGLE COMPANY- WIDE INFORMATION MANAGEMENT SYSTEM; BY LEVERAGING OUR BRAND AND PURCHASING POWER; BY STREAMLINING PRODUCTION, RESEARCH, AND ADMINISTRATIVE FUNCTIONS; BY USING VENDOR-MANAGED INVENTORY; BY CENTRALIZING DISTRIBUTION; BY REDUCING PACKAGING EXPENSE; AND BY CONSOLIDATING PLANTS.

         LOGISTICS

              Across IHF, we have a simplified operations strategy that encourages employees to partner and plan at every level to improve cash flow, cut costs, and enhance customer service. One important component of our strategy is consolidating distribution. We have now reduced our warehouse network from 42 to 22 locations, representing a more efficient use of existing space. Similarly, because every acquisition presents a new challenge from a facility standpoint, we're constantly reviewing operations to take advantage of space, manufacturing capability, and distribution synergies.

              We can also lower costs and improve cash flow with Continuous Replenishment Program, or CRP, where we electronically exchange information from some of our customers' scanners every day, thereby expediting the ordering process, giving us far better control of inventory and upgrading customer service.

         PURCHASING

              Taking advantage of our size and purchasing power to get better deals with suppliers, we entered into a number of long-term supplier agreements that affected a significant percent of our products, including metal and aerosol cans and flexible packaging. We also adopted a new strategy for buying key commodities, such as meat, flour, sugar, and beans, that better links central purchasing and our manufacturing locations.

         CUSTOMER SERVICE

              We have linked our customer service and our sales organizations around important growth accounts. By connecting with customers and learning more about their sales plans and promotions, we have a better read on what they'll need and when. That, in turn, allows us to integrate our operations with our sales strategies to positively impact demand planning and inventory control.

              Our goal is to continue to achieve these cost savings while striving for others. This strategy, when combined with our other initiatives, should ensure our primary objectives of growing our brands and building shareholder value.


                          International Home Foods 22

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                   Overview

International Home Foods ("IHF" or "the Company") is a leading manufacturer and marketer of widely-popular quality food brands. The Company sells its products primarily to grocery wholesalers and distributors, grocery stores and supermarkets, convenience stores, drug and mass merchants and warehouse clubs. Sales are reported net of discounts and returns. In general, raw material costs constitute a majority of cost of goods sold for each of the Company's products. The other components of cost of goods sold are labor and overhead costs. As is customary in the industry, the Company incurs substantial marketing expenses. Marketing expenses primarily include (i) trade promotions, which are directed at obtaining retail display support, achieving key price points and securing retail shelf space, (ii) advertising, which is primarily comprised of television, radio, newspaper and magazine advertising and (iii) consumer promotions, which include targeted coupons and on-package offers.

                                1998 Highlights

Net sales for 1998 were $1,699.6 million, an increase of $477.2 million, or 39.0% over 1997. Net income of $16.5 million represents a decrease of $3.1 million from 1997. The year 1998 includes:

      o The acquisition of certain assets relating to the Puritan stews and canned meats business ("Puritan"), Grist Mill Co. and the Libby's(R) brand of retail and international canned meat products ("Libby's").

      o The full year impact of the 1997 acquisitions of Bumble Bee Seafoods, Productos Del Monte, Creative Products and Orleans Seafood.

      o A restructuring charge of $118.1 million ($75.3 million, net of tax, or $0.94 per diluted share).

                       Consolidated Statements of Income

The following table sets forth certain items in IHF's consolidated statements of income as a percentage of net sales for each of 1998, 1997 and 1996:

                                                 ----------------------------
                                                  1998       1997       1996
                                                 ------     ------     ------
Net Sales .....................................  100.0%     100.0%     100.0%
                                                 -----      -----      -----
Cost of sales .................................   52.6%      50.0%      47.2%
Marketing expenses ............................   19.7%      20.5%      20.3%
Selling, general and administrative expenses...   13.1%      13.9%      15.8%
Restructuring and other charges ...............    6.9%        --        0.5%
Stock option compensation expense .............     --        3.8%        --
                                                 -----      -----      -----
    Total operating expenses ..................   92.3%      88.2%      83.8%
                                                 -----      -----      -----
Income from operations ........................    7.7%      11.8%      16.2%
Interest and other expense (income), net ......    5.8%       8.5%       1.8%
                                                 -----      -----      -----
Income before provision
  for income taxes ............................    1.9%       3.3%      14.4%
Provision for income taxes ....................    0.9%       1.3%       5.6%
                                                 -----      -----      -----
Income before extraordinary item ..............    1.0%       2.0%       8.8%
                                                 -----      -----      -----
Extraordinary loss ............................     --        0.4%        --
                                                 -----      -----      -----
Net income ....................................    1.0%       1.6%       8.8%
                                                 =====      =====      =====


---------------------------------------------------
     YEAR ENDED DECEMBER 31, 1998 COMPARED TO
     YEAR ENDED DECEMBER 31, 1997
---------------------------------------------------

NET SALES-The Company's net sales were $1,699.6 million in 1998 as compared to $1,222.4 million in 1997, an increase of $477.2 million or 39.0%. Approximately $274.8 million of the increase related to sales of companies acquired subsequent to September 30, 1997 (Productos Del Monte, Creative Products, Orleans Seafood, Puritan, Grist Mill and Libby's) and therefore a full year's results were not reflected in the 1997 amounts. Bumble Bee Seafoods 1998 sales increased $223.8 million over 1997 and reflects sales for calendar year 1998 as compared to sales for the six months ended December 31, 1997 (Bumble Bee Seafoods was acquired on July 1, 1997). Sales of the Company's other brands decreased $21.4 million, primarily as a result of lower volume in the Company's snack food category due to (i) competitive pressures in the crisp rice snack bars category, (ii) a reduction in sales of Crunch 'n Munch products to certain mass merchant customers due to reduced promotional activity, and (iii) continuing lower sales in Polaner All-Fruit. (See Results by Segment on pages 26 and 27.)

COST OF GOODS SOLD-Cost of goods sold was $893.4 million in 1998 as compared to $611.2 million in 1997. Expressed as a percentage of net sales, cost of goods sold increased to 52.6% from 50.0% in 1997. This was primarily attributable to the inclusion

                          23 International Home Foods

                    MANAGEMENT'S DESCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                  (CONTINUED)

of the operations of businesses that were acquired during 1998 and 1997, which have lower gross margins than the Company's existing products. Excluding results of these acquired businesses, cost of goods sold expressed as a percentage of net sales for the Company's existing business decreased to 42.8% in 1998 from 45.6% in 1997. This improvement primarily reflects management's continuing cost reduction initiatives. Since the Company's recapitalization in November 1996, a number of programs have been implemented that have improved efficiency in the Company's manufacturing processes and its purchasing activities. The improved gross margin of the Company's existing business (pre 1997 and 1998 acquisitions) in 1998 also reflects the effect of decreases in some of the Company's commodity prices and price increases in Chef Boyardee canned pasta implemented in July 1997.

TOTAL MARKETING EXPENSES-Total marketing expenses increased to $335.1 million in 1998 as compared to $250.7 million in 1997. The increase of $84.4 million was attributable to the inclusion of the marketing activities of the businesses acquired in 1998 and 1997, which aggregated $86.5 million, offset by $2.1 million of lower expenditures on existing brands, primarily resulting from a reduction in coupon promotions and improved management of trade promotion spending, offset by increased media spending. In late 1998, the Company shifted the focus of its marketing dollars toward trade promotion funds more directly behind product performance support at the store level versus automatic "off-invoice" programs, whereby our products are discounted at the retailer level without any specific performance requirements. It also began focusing on consumer marketing and new product development. Expressed as a percentage of net sales, total marketing expenses decreased to 19.7% in 1998 from 20.5% in 1997.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES-Selling, General and Administrative (SG&A) expenses increased to $223.5 million in 1998 as compared to $170.6 million in 1997. Approximately $47.5 million of the $52.9 million increase was attributable to the businesses acquired in 1998 and 1997. The balance of the increase, or $5.4 million, was attributable to existing brands. Total SG&A expenses as a percentage of net sales declined to 13.1% for 1998 as compared to 13.9% for 1997. This decrease reflects the more efficient utilization of the Company's administrative resources as the Company's sales have grown.

RESTRUCTURING AND OTHER CHARGES-In September 1998, the Company recorded a pre-tax restructuring charge of $118.1 million relating to the closure of its Vacaville, California and Clearfield, Utah production facilities and the related impact of the transfer of production to other facilities, mainly Milton, Pennsylvania, and to the write-down of goodwill associated with the Campfire crisp rice snack bar brand and the Polaner fruit spreads brand. These charges impact the Company's Branded Products segment.

    The Vacaville, California production facility was closed in December 1998, while the adjacent distribution center and the Clearfield, Utah facility are expected to close in the second quarter of 1999. The total closure costs of approximately $40.6 million represent $29.5 million of non-cash charges, primarily for the write-down of property, plant and equipment to net realizable value, cash charges of $9.0 million for severance and related benefit costs for affected employees and $2.1 million in facility closure costs. The severance and related costs relate to the termination of approximately 600 employees, which includes seasonal employees not eligible for severance, of which 553 had been terminated as of December 31, 1998.

    With the exception of outsourced products, the Company has moved all of the products that were manufactured at the Vacaville facility to other facilities, mainly Milton, Pennsylvania. Production of tomato paste used in Chef Boyardee canned pasta products and of Ro*Tel diced tomatoes, both of which were manufactured at the Vacaville facility prior to its closure, have been outsourced. The manufacturing of the Campfire products is being transferred from Clearfield, Utah to the Company's Lakeville, Minnesota facility. The Company anticipates that approximately $2.4 million of additional non-capitalizable expenses will be incurred as the transfer and installation of the relocated equipment from these facilities occurs. The Company incurred approximately $0.6 million of such costs in 1998. It is expected that the entire process will be completed by the end of 1999.

    The write-down of goodwill associated with the Campfire and Polaner brands was $47.7 million and $29.7 million, respectively. These brands have been impacted by their significant respective retail category sales declines, which have continued to deteriorate in recent months. The current and projected sales trends and their resulting impact on these brands' profitability have impaired their valuation. Goodwill was written down to reflect each brand's fair value. The Polaner business was subsequently sold in February 1999.

STOCK OPTION COMPENSATION (INCOME) EXPENSE-In 1998, the Company recorded a benefit of $0.6 million primarily for lapsed stock options that were initially charged to compensation expense in 1997, offset by the amortization of the unearned stock compensation charge. In 1997, the Company recorded a $46.4 million non-cash stock option compensation charge relating to the indexed stock options granted to senior management and other employees, and stock options granted having exercise prices below the estimated fair market value of the common stock.


                          International Home Foods 24

INTEREST EXPENSE-Interest expense for 1998 decreased to $96.0 million as compared to $104.9 million in 1997, primarily due to lower interest rates, offset slightly by an increase in overall debt. This amount represents (i) $41.5 million of interest and commitment fees on the Company's $400.0 million of Senior Subordinated Notes at an annual interest rate of 10.375%, (ii) interest and commitment fees of $46.2 million on term loans included in the Company's Senior Bank Facilities, (iii) $4.9 million of interest expense on the borrowings under the revolving credit facility included in the Company's Senior Bank Facilities, (iv) $3.1 million of amortization of deferred financing costs and (v) $0.3 million of interest on the Grist Mill term loan. The Company amended its Senior Bank Facilities as of September 16, 1998. The weighted average interest rate for the Senior Bank Facilities for 1998 was 7.18%.

PROVISION FOR INCOME TAXES-Income taxes increased to $15.9 million in 1998 from $15.8 million in 1997. The effective tax rate increased to 49.1% in 1998 from 39.7% in 1997 due to the 1998 write-off of non-deductible goodwill, for which tax benefits were not available. Excluding the restructuring charge, the effective tax rate was 39.0%. The Company anticipates sufficient future taxable income to realize deferred tax assets recorded at December 31, 1998. In the event management determines that sufficient future taxable income may not be generated to fully realize the deferred tax assets, the Company will provide a valuation allowance by a charge to income tax expense in the period of such determination.

NET INCOME-For the year ended December 31, 1998, net income of $16.5 million decreased by $3.1 million versus 1997, primarily reflecting the factors discussed above. Excluding the restructuring charge and the non-cash stock option compensation benefit in 1998 and the non-cash stock option compensation charge and extraordinary charge in 1997, net income increased to $91.8 million from $51.9 million, or 76.9%.

    Basic earnings per share were $0.22 and $0.31 for 1998 and 1997, respectively, and diluted earnings per share were $0.21 and $0.30 for 1998 and 1997, respectively.

---------------------------------------------------
     YEAR ENDED DECEMBER 31, 1997
     COMPARED TO YEAR ENDED DECEMBER 31, 1996
---------------------------------------------------

NET SALES-The Company's net sales were $1,222.4 million in 1997 as compared to $942.8 million in 1996, an increase of $279.6 million or 29.7%. Approximately $228.3 million of the increase related to sales of companies acquired in 1997 (Bumble Bee Seafoods, Productos Del Monte, Creative Products and Orleans Seafood), which were not reflected in the 1996 amounts and $40.4 million relating to a full year of Heritage sales as compared to only two months in 1996. The balance of the increase, or $10.9 million, was primarily due to net increases in sales of the Company's existing brands.

COST OF GOODS SOLD-Cost of goods sold was $611.2 million in 1997 as compared to $444.9 million in 1996. Expressed as a percentage of net sales, cost of goods sold increased to 50.0% from 47.2% in 1996. This was primarily attributable to the inclusion of the results of the Bumble Bee Seafoods and Orleans Seafood businesses, which generally have lower gross margins than the Company's other product lines. The cost of goods sold as a percentage of net sales was 69.8% for the six month period ended December 31, 1997 in the case of Bumble Bee Seafoods and 69.6% for the one month period of December 1997 in the case of Orleans Seafood.

    Excluding these seafood businesses, cost of goods sold declined to 46.3% of net sales from 47.2% of net sales in 1996. This decline in cost of goods sold as a percentage of net sales primarily resulted from a more favorable sales volume mix and continuing overall reductions in the Company's manufacturing costs which reflect management's cost reduction initiatives.

TOTAL MARKETING EXPENSE-Total marketing expenses increased to $250.7 million in 1997 as compared to $191.5 million in 1996. Expressed as a percentage of net sales, total marketing expenses increased to 20.5% in 1997 from 20.3% in 1996. The increase was primarily attributable to trade promotion expenses associated with securing retail shelf space for line extensions of existing products ($14.2 million), as well as the inclusion of the newly acquired Companies in 1997, primarily Bumble Bee Seafoods ($36.3 million), which has higher trade promotion expenses as a percentage of net sales than the Company's other products, and Productos Del Monte ($3.0 million).

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES-Selling, General and Administrative (SG&A) expenses were $170.6 million in 1997 as compared to $153.2 million (including a $4.3 million restructuring charge) in 1996. Total SG&A expenses as a percentage of net sales declined to 13.9% in 1997 from 16.3% (including the restructuring charge) in 1996, primarily reflecting management's cost reduction initiatives.

STOCK OPTION COMPENSATION EXPENSE-The non-cash stock option compensation charge aggregating $46.4 million or $0.42 per share on a diluted basis (net of $18.4 million of related tax benefit) included $44.8 million relating to indexed stock options granted to senior management and other employees. In addition, the Company has recorded $4.3 million related to unearned stock option compensation which will be amortized as the related options vest. The Company expects to record additional non-cash stock option compensation charges relating to these options in the years ending December 31, 1998, 1999 and 2000 estimated to be approximately $1.6 million, $1.6 million and $1.1 million, respectively.

INTEREST EXPENSE-Interest expense for 1997 was $104.9 million. This amount represents (i) $42.0 million of interest and commitment fees on the Company's $400.0 million of Senior Subordinated Notes at an annual interest rate of 10.375%, (ii) interest and commitment fees of $56.6 million on term loans included in the Company's Senior Bank Facilities, (iii) $1.6 million of interest expense on the borrowings under the revolving credit facilities included in the Company's Senior Bank Facilities and (iv) $4.7 million of amortization of deferred financing costs. The weighted average interest rate for the Senior Bank Facilities for 1997 was 8.16%.


                             25 International Foods

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                  (CONTINUED)

    Interest expense for 1996 was $17.1 million, reflecting interest on indebtedness incurred in connection with the IHF Acquisition completed in November 1996.


PROVISION FOR INCOME TAXES-Income taxes decreased to $15.8 million in 1997 from $53.3 million in 1996 due to lower income before taxes. The effective tax rate increased to 39.7% in 1997 from 39.1% in 1996 due to the impact of state and local taxes.

EXTRAORDINARY ITEM-In November 1997, the Company recognized an extraordinary after-tax charge of $4.3 million, or $0.06 per share on a diluted basis (net of $2.9 million of related tax benefit) associated with the write-off of unamortized deferred financing costs in connection with an amendment to the Senior Bank Facilities.

NET INCOME-For the year ended December 31, 1997, net income decreased by $63.3 million versus 1996, primarily reflecting the factors discussed above.

    Basic earnings per share were $0.31 and $1.34 for 1997 and 1996, respectively, and diluted earnings per share were $0.30 and $1.34 for 1997 and 1996, respectively.

                              Results By Segment

THE COMPANY HAS THREE REPORTABLE BUSINESS SEGMENTS-Branded Products, Seafood, and Private Label and Foodservice. Branded Products is defined as U.S. grocery sales for the following products: Chef Boyardee, Libby's brand of canned meats, Southwest brands (Luck's(R), Ro*Tel(R), Dennison's and Ranch Style Brands), Specialty brands (PAM cooking spray, Polaner(R), Gulden's, Maypo(R), Wheatena(R), Maltex(R) and G. Washington's(R)) and Snack brands (Crunch 'n Munch, Jiffy Pop(R) and Campfire). Seafood includes all sales for the Bumble Bee, Orleans and Libby's brands of canned seafood products and private label and foodservice seafood sales. The Paramount and Clover Leaf brands acquired in January 1999 will be reported in the Seafood segment. Private Label and Foodservice includes all private label canned pasta, cooking spray, fruit snacks, ready-to-eat cereals, wholesome snack bars, pie crust and personal care products and the sales to foodservice distributors. The All Other category is comprised of sales to the military and the International division which includes branded, private label and foodservice sales in Canada, Mexico, Puerto Rico and other export sales.

    The Company sells the products in each of its segments primarily to grocery wholesalers and distributors, grocery stores and supermarkets, convenience stores, drug and mass merchants and warehouse clubs.

    The following table sets forth certain segment information for the three year period:

                                    --------------------------------------
(in thousands)                          1998        1997          1996
                                    ----------   ----------   ------------
Net Sales:
   Branded Products ...............   $  800,248   $  781,076   $  749,411
   Seafood ........................      443,229      193,291         --
   Private Label and Foodservice...      249,873      116,633       85,112
                                      ----------   ----------   ----------
     Reportable Segments ..........    1,493,350    1,091,000      834,523
   All Other ......................      206,250      131,434      108,269
                                      ----------   ----------   ----------
   Total ..........................   $1,699,600   $1,222,434   $  942,792

Segment Operating Income:(1)
   Branded Products ...............   $  158,939   $  151,213   $  126,306
   Seafood ........................       30,677        9,524         --
   Private Label and Foodservice...       35,634       17,185        8,847
                                      ----------   ----------   ----------
     Reportable Segments ..........      225,250      177,922      135,153
   All Other ......................       31,431       23,449       22,330
                                      ----------   ----------   ----------
   Total ..........................   $  256,681   $  201,371   $  157,483
                                      ==========   ==========   ==========

(1) Excludes restructuring charge of $118,087 and $4,308 in 1998 and 1996, respectively, and stock compensation (income) expense of ($594) and $46,366 in 1998 and 1997, respectively.

---------------------------------------------------
     YEAR ENDED DECEMBER 31, 1998
     COMPARED TO YEAR ENDED DECEMBER 31, 1997
---------------------------------------------------

BRANDED PRODUCTS-The Branded Products segment net sales increased $19.2 million in 1998 compared to 1997. This increase is primarily the net result of the Libby's acquisition, which added $53.2 million in 1998 sales, and increased sales of Chef Boyardee ($1.6 million) and PAM ($4.5 million) products, offset by lower sales of Campfire ($16.1 million), Polaner ($8.5 million), Crunch 'n Munch ($9.1 million), Ranch Style ($4.0 million) and Dennison's ($3.0 million) products. All other Branded Products sales increased $0.6 million.

    Sales of the Company's Chef Boyardee brand were relatively flat in 1998 versus 1997 levels. In terms of the brand's various product lines, canned pasta sales increased 1% and Microwave sales were up 3%, partially offset by declines in Pizza Kits and Dinners.

    PAM sales increased due to higher category consumption and the introduction of two new items, PAM Lemon Flavor Seasoning Spray and PAM Garlic Flavor Seasoning Spray.

    The decline in Campfire sales ($17.6 million) largely correlates to a decline in the crisp rice bar category in general. This decline was partially offset by stronger sales of Campfire marshmallows during 1998 ($1.5 million). Similarly, sales of Polaner products decreased during 1998 as the fruit spread category in

                          International Home Foods 26
general declined. The Polaner business was subsequently sold by the Company during February 1999. The decline in Crunch 'n Munch sales ($10.2 million) is attributable to the loss of sales to certain mass merchants that followed a reduction by the Company of promotional activity. This decline is partially offset by an increase in Crunch 'n Munch glazed pretzels ($1.1 million). The declines in sales of both Ranch Style and Dennison's reflects the change in the Company's trade promotion activity to reduce the practice of off-invoicing.

    Segment operating income of the Branded Products segment increased $7.7 million largely reflecting the factors discussed above. As a percentage of net sales, segment operating income of the Branded Products segment increased from 19.4% during 1997 to 19.9% during 1998. This increase reflects efficiencies realized in the Company's manufacturing activities.

SEAFOOD-The Seafood segment net sales and segment operating income reflect a full year of both Bumble Bee Seafoods and Orleans Seafood as well as approximately four months of Libby's salmon operations in 1998, as compared to only six months of Bumble Bee Seafoods and approximately one month of Orleans Seafood in 1997.

PRIVATE LABEL AND FOODSERVICE-Sales of the Private Label and Foodservice segment increased $133.2 million due to the acquisition of Grist Mill ($80.1 million), a full year's results of Creative Products cooking sprays and personal care products acquired October 1, 1997 ($40.8 million), an increase in private label canned pasta sales ($6.7 million) and an increase in Foodservice sales ($5.6 million). Segment operating income increased $18.4 million due to the acquisition of Grist Mill ($6.1 million), private label canned pasta ($2.6 million), a full year's results of Creative Products ($6.1 million) and Foodservice ($3.6 million).

    The All Other net sales increased $74.8 million primarily due to the 1998 acquisition of Puritan ($28.1 million), a full year's results of Productos Del Monte ("PDM"), which was acquired October 1, 1997 ($46.5 million), increases in Puerto Rico net sales ($7.4 million) and Canadian net sales ($1.9 million), offset by a decrease in Export sales ($8.3 million). Segment operating income increased $8.0 million largely reflecting the factors discussed above.

---------------------------------------------------
     YEAR ENDED DECEMBER 31, 1997
     COMPARED TO YEAR ENDED DECEMBER 31, 1996
---------------------------------------------------

BRANDED PRODUCTS-The Branded Products segment net sales increased $31.7 million primarily due to increased Chef Boyardee sales ($4.5 million), a full year impact of Campfire sales in 1997 ($26.7 million, Campfire was acquired in November 1996), an increase in Southwest brand sales ($7.1 million), an increase in Crunch 'n Munch sales ($2.4 million) and Glazed Pretzels introductory sales ($1.5 million), offset by a decrease in Polaner sales ($8.6 million) and PAM sales ($2.7 million). Segment operating income increased $24.9 million primarily due to Chef Boyardee ($17.9 million) and Southwest brands ($4.0 million), both primarily due to an improvement in gross margin in 1997, offset by increases in media and trade marketing expenses, an increase in PAM ($1.6 million) and an increase in Crunch 'n Munch ($5.6 million), offset by a decrease in Campfire ($2.5 million), Glazed Pretzels ($1.0 million) and Polaner ($0.7 million).

SEAFOOD-The Seafood segment net sales and segment operating income reflect six months of Bumble Bee Seafoods and one month of Orleans Seafood operations in 1997.

PRIVATE LABEL AND FOODSERVICE-Sales of the Private Label and Foodservice segment increased $31.5 million primarily due to a $17.4 million increase in canned pasta and the October 1997 acquisition of Creative Products ($15.8 million), offset by a decrease in Foodservice ($1.7 million). Segment operating income increased $8.3 million due to an increase in canned pasta ($4.4 million), the impact of the Creative Products acquisition ($1.9 million) and Foodservice ($2.0 million).

    The All Other net sales increased $23.2 million and segment operating income increased $1.1 million resulting from the impact of the fourth quarter 1997 acquisition of PDM (sales of $19.3 million and segment operating income of $1.3 million) as well as increased sales and income from our Canadian operations.

                        Liquidity And Capital Resources

CASH FLOWS-For the years ended December 31,
1998, 1997 and 1996, the Company generated $163.3 million, $71.9 million and $146.0 million of cash flows from operating activities. Net income decreased $3.1 million in 1998, however non-cash charges related to restructuring in 1998 of $114.8 million contributed to the increased operating cash flow as compared to 1997. The decrease in 1997 amounts compared to 1996 is primarily attributable to a full year of interest expense subsequent to the acquisition of the Company in November 1996.

    Comparing 1998 and 1997, cash used for investing activities increased to $311.4 million from $253.8 million, primarily due to the acquisition of Libby's, Grist Mill and Puritan for approximately $129.4 million, $112.8 million and $41.0 million, respectively (less cash acquired of $6.1 million), as well as investing $31.0 million in capital expenditures, an increase of $17.4 million over 1997. Cash used for investing activities in 1996 was $41.0 million which included $11.9 million for capital expenditures. Capital expenditures are estimated to be approximately $35.0 million in 1999.

    Cash provided by financing activities for 1998 was $151.9 million, compared to cash provided in 1997 of $149.4 million. In 1998, the Company borrowed $210.0 million ($650.0 million in 1997) and repaid $31.2 million ($750.0 million in 1997) under the terms of its Senior Bank Facilities and borrowed $385.0 million ($141.0 million in 1997) and repaid $360.9 million ($101.0 million in 1997) under its revolving credit facility. In addition, the Company used $57.2 million to purchase 4.4 million shares of its common stock from a minority stockholder which it presently holds in treasury. In 1997, the Company received $224.9 million from its issuance of common stock, net of issuance costs.

    The Company is highly leveraged with Senior Bank Facilities that comprise
(i) a $516.5 million Tranche A term loan facility, maturing in 2004, (ii) a $149.8 million Tranche B term loan facility, maturing in 2005, (iii) a $100.0 million Tranche B-1 term loan facility, maturing in 2006, and (iv) a $230.0 million revolv-

                          27 International Home Foods

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                  (CONTINUED)

ing credit facility, maturing in 2004. As of December 31, 1998, the outstanding balance of the Senior Bank Facilities was $811.4 million. In addition to scheduled periodic repayments aggregating $51.5 million in 1999, the Company is also required to make mandatory repayments of the loans under the Senior Bank Facilities with a portion of its excess cash flow.

    The Company also has outstanding $400.0 million of 103/8% Senior Subordinated Notes due 2006, without any scheduled repayments of principal prior to maturity, requiring semi-annual interest payments.

    The Company has utilized significant cash flows from operations and financing activities to implement strategic acquisitions. The Company acquired Heritage in November 1996, Bumble Bee Seafoods in July 1997, Creative Products in October 1997, Orleans Seafood in November 1997, Puritan in March 1998, Grist Mill in April 1998, and Libby's in September 1998, requiring cash outlays of approximately $70.8 million, $163.1 million, $52.0 million, $26.9 million, $41.0 million, $112.8 million and $129.4 million, respectively. The acquisition of Heritage was financed through proceeds from the Senior Subordinated Notes and term loan borrowings under the Senior Bank Facilities at the time of the IHF Acquisition. The acquisition of the Bumble Bee Business was financed through term loan borrowings under the Senior Bank Facilities and cash on hand. The acquisition of Creative Products was financed through borrowings under the revolving credit facility. The Company acquired Productos Del Monte in October 1997 for 3,127,415 shares of Common Stock. The acquisitions of Orleans Seafoods, Puritan, Grist Mill and Libby's were funded through borrowings under the Senior Bank Facilities.

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

SEASONALITY AND QUARTERLY RESULTS-The Company's historical inventory levels are moderately seasonal and affected by the growing season for commodity products such as tomatoes, fruits, beans and peanuts. As these products are harvested in August through October, inventory levels tend to grow during this period. This will primarily impact Ro*Tel in future periods as the outsourcing of tomato paste resulting from the closing of the Vacaville facility (see Restructuring and Other Charges), will minimize the seasonality impact on other tomato paste products. The Company's inventory levels in its seafood businesses are also affected by the seasonal fishing cycle causing increased inventory levels in April through May and September through October. The Company's net sales and results of operations are generally not seasonal.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT STRATEGIES-The Company currently does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives. In accordance with the Senior Bank Facilities, the Company is required to enter into interest rate protection agreements to the extent necessary to provide that, when combined with the Company's Senior Subordinated Notes, at least 50% of the Company's aggregate indebtedness is subject to either fixed interest rates or interest rate protection through September 1999.

    The Company has entered into interest rate swap, cap and collar agreements to reduce the impact of changes in interest rates on its floating rate debt. The swap agreements are contracts to exchange floating interest rate payments for fixed interest rate payments as well as fixed interest rate payments for floating interest rate payments periodically over the life of the agreements without the exchange of the underlying notional amounts. The notional amounts of interest rate agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. For interest rate instruments that effectively hedge interest rate exposures, the net cash amounts paid or received on the agreements are accrued and recognized as an adjustment to interest expense.

    The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest swap agreements. However, the Company does not anticipate nonperformance by the counterparties.

    As of December 31, 1998, the Company had the following interest rate instruments in effect for which the fair value of these instruments is based on estimated current settlement cost (notional amounts are in millions):

                          International Home Foods 28

                          -------------------------------------------------------------
                          Notional    Strike     Fair                            Rates-
                           Amount      Rate      Value          Period           LIBOR
                          --------    ------     ------      -------------      -------
Interest Rate Swaps        $200(2)     8.97%     $  6.4       8/98 - 11/01      6-month
                            600(1)     5.43%      (16.1)      8/98 -  8/03      3-month
Interest Rate Caps         $225(1)     6.75%         --      10/98 - 10/99      6-month
                            200(2)     6.75%         --       8/98 - 11/01      6-month
Interest Rate Floor        $200(2)     5.20%       (6.4)      8/98 - 11/01      6-month
Interest Rate Collar       $150(1)     5.75%         --      10/98 - 10/01      3-month
                                       3.76%
                           ------      ----      ------      -------------      -------
                                                 $(16.1)
                           ======      ====      ======      =============      =======

(1) Agreement exchanges floating interest rate payments for fixed interest rate payments.

(2) Agreement exchanges fixed interest rate payments for floating interest rate payments.

IMPACT OF RECENT ACCOUNTING STANDARDS-On March 4, 1998 Statement of Position
(SOP) No. 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use", was issued. The SOP was issued to address diversity in practice regarding whether and under what conditions the costs of internal-use software should be capitalized. SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. The Company does not expect future adoption of this statement in 1999 to have a material effect on reported results.

    In June 1998, SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", was issued to establish standards for accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. This statement requires all derivatives to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, reassessed and documented pursuant to the provisions of SFAS 133. This statement is effective for fiscal years beginning after June 15, 1999. The Company is currently evaluating the effect this statement will have on its financial statements.

READINESS FOR YEAR 2000-Many computer systems and other equipment with embedded chips or processors use only two digits to represent the year, and as a result may be unable to accurately process certain data before, during or after the Year 2000. As a result, entities are at risk for possible miscalculations or systems failures causing disruption in business operations. This Year 2000 issue can arise at any point in the Company's manufacturing, processing, distribution and financial chains.

    A Year 2000 Compliance Project, directed by the Company's Vice President of Information Systems, has been in process at the Company since 1997. The Company's business systems are either being replaced with newer systems that are Year 2000 compliant or each system that will be retained is being remediated. The internal project team for manufacturing systems compliance is complemented by a project control review by an outside consulting firm. The project scope is not limited to computerized business systems. Infrastructure issues including, but not limited to, telephone switches, personal computers, data communication network control software and production process control software, are also being addressed.

    Achieving Year 2000 compliance for our business systems will largely be a by-product the Company's initiative to improve access to business information through a common, integrated computing system across the organization. The Company has implemented an Enterprise Resource Planning (ERP) System based on SSA's Business Planning and Control System (BPCS) software. The remediation of this software for Year 2000 compliance was completed as of November 15, 1998. This software is generally being/or will be used in all existing operations by the second quarter of 1999. Other non-Year 2000 compliant business software is being replaced or upgraded to versions which are Year 2000 compliant. Total business systems compliance costs are not expected to be material, excluding internal costs.

    The Company's infrastructure issues have been assessed and a remediation plan has been completed. Remediation cost estimates are not expected to be material. All critical manufacturing process control systems are anticipated to be Year 2000 compliant by May 31, 1999.

    The Company is in the process of surveying its business partners, including customers and vendors, as well as original equipment manufacturers, financial institutions, and employee benefit providers to determine the status of their Year 2000 compliance efforts.

    The Company will develop contingency plans as it becomes apparent that such plans are warranted.

    The failure to correct a material Year 2000 problem could result in an interruption in, or failure of, certain normal business activities or operations. The Company believes that with the completion of the remediation of the business systems, the possibility of significant interruptions of normal operations should be reduced. However, due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the inability to ensure readiness of third parties, the Year 2000 compliance issue could have a material adverse impact on the Company's results of operations, cash flows and financial condition. Based upon information available at this time, the Company believes that the cost of Year 2000 readiness will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company. Year 2000 expenditures are being funded through operating cash flow.

SUBSEQUENT EVENTS-On January 19, 1999, the Company through it's subsidiary Bumble Bee Seafoods, Inc. acquired the canned seafood brands and business of British Columbia Packers from George Weston Ltd. of Canada for a total purchase price of approximately $38.0 million ($CN 57.7 million). The acquisition was funded with borrowings under the Company's Senior Bank Facilities. In connection with this acquisition, the Company has revised its $230.0 million Revolving Credit Facility to allocate $37.5 million to the Canadian facility.

    On February 5, 1999 the Company sold its Polaner fruit spreads and spices business to B&G Foods, Inc. for approximately $30.0 million in cash and anticipates a gain of approximately $17.0 million. The proceeds will be used to acquire assets useful in the Company's business.

INFORMATION ABOUT FORWARD LOOKING STATEMENTS-The Company may make statements about the trends, future plans and the Company's prospects. Actual results may differ from those described in such forward looking statements based on the risks and uncertainties facing the Company, including but not limited to changes in the economic conditions and changes in the food products manufacturing industry, possible acquisitions of assets or businesses and other factors.

                          29 International Home Foods

               Reports of Management and Independent Accountants

REPORT OF MANAGEMENT

Management is responsible for the preparation of the Company's consolidated financial statements and related information appearing in this Annual Report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the Company's financial position and results of operations in conformity with generally accepted accounting principles. Management also has included in the Company's financial statements amounts that are based on estimates and judgments which it believes are reasonable under the circumstances.

    The independent accountants audit the Company's consolidated financial statements in accordance with generally accepted auditing standards and provide an objective, independent review of the fairness of reported operating results and financial position.

    The Board of Directors of the Company has an Audit Committee composed of four non-management Directors. The Committee meets periodically with financial management and the independent accountants to review accounting, control, auditing and financial reporting matters.


/s/ C. DEAN METROPOULOS                /s/ N. MICHAEL DION

C. Dean Metropoulos                    N. Michael Dion
Chairman and                           Senior Vice President and
Chief Executive Officer                Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of International Home Foods, Inc.:

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of International Home Foods, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
New York, New York
February 22, 1999

                          International Home Foods 30

                       CONSOLIDATED STATEMENTS OF INCOME
          (Dollars in Thousands, Except Per Share and Share Amounts)

                                                                                 Years Ended December 31,
                                                                     ------------------------------------------------
                                                                         1998               1997              1996
                                                                     -----------        -----------       -----------
Net sales                                                            $ 1,699,600        $ 1,222,434       $   942,792
Cost of sales                                                            893,398            611,153           444,879
                                                                     -----------        -----------       -----------
 Gross profit                                                            806,202            611,281           497,913
Marketing expenses                                                       335,118            250,683           191,527
Selling, general and administrative expenses                             223,544            170,582           148,903
Restructuring and other charges                                          118,087                 --             4,308
Stock option compensation (income) expense                                  (594)            46,366                --
                                                                     -----------        -----------       -----------
 Income from operations                                                  130,047            143,650           153,175
Interest expense                                                          95,987            104,933            17,072
Other expense (income), net                                                1,738             (1,046)             (177)
                                                                     -----------        -----------       -----------
 Income before provision for income taxes                                 32,322             39,763           136,280
Provision for income taxes                                                15,859             15,795            53,319
                                                                     -----------        -----------       -----------
 Income before extraordinary item                                         16,463             23,968            82,961
Extraordinary loss, net of tax benefit of $2,863 (Note 20)                    --              4,336                --
                                                                     -----------        -----------       -----------
 Net income                                                          $    16,463        $    19,632       $    82,961
                                                                     ===========        ===========       ===========
Basic earnings per share:(1)
 Income before extraordinary item                                    $      0.22        $      0.38       $      1.34
 Extraordinary item                                                           --              (0.07)               --
                                                                     -----------        -----------       -----------
 Net income                                                          $      0.22        $      0.31       $      1.34
                                                                     ===========        ===========       ===========
 Shares used in computing basic earnings per share                    76,551,789         64,020,472        61,922,990
                                                                     ===========        ===========       ===========
Diluted earnings per share:(1)
 Income before extraordinary item                                    $      0.21        $      0.36       $      1.34
 Extraordinary item                                                           --              (0.06)               --
                                                                     -----------        -----------       -----------
 Net income                                                          $      0.21        $      0.30       $      1.34
                                                                     ===========        ===========       ===========
 Shares used in computing diluted earnings per share                  79,800,116         66,242,672        61,922,990
                                                                     ===========        ===========       ===========


(1) Per share and share amounts are restated to give effect to the 5.3292 for one reverse stock split on November 17, 1997.

The accompanying notes are an integral part of the consolidated financial statements.

                          31 International Home Foods

                          CONSOLIDATED BALANCE SHEETS
          (Dollars in Thousands, Except Per Share and Share Amounts)


                                                           --------------------------
                                                                   December 31,
                                                           --------------------------
                                                              1998             1997
                                                           ----------      ----------
ASSETS
Current Assets:
 Cash and cash equivalents                                 $   17,201      $   11,872
 Accounts receivable, net of allowances                       141,422         108,132
 Inventories                                                  235,730         220,565
 Prepaid expenses and other current assets                     17,522          16,661
 Deferred income taxes                                         19,616          21,102
                                                           ----------      ----------
  Total current assets                                        431,491         378,332

 Property, plant and equipment, net                           262,771         210,195
 Intangible assets, net                                       396,617         308,846
 Deferred income taxes                                        330,651         338,611
 Other assets                                                  24,667          26,066
                                                           ----------      ----------
  Total assets                                             $1,446,197      $1,262,050
                                                           ==========      ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Due to banks                                              $   17,470      $   12,228
 Current portion of long-term debt                             51,694          27,400
 Revolving credit facility                                     62,526          40,000
 Accounts payable                                              44,854          38,871
 Accrued salaries, wages and benefits                          12,757          16,591
 Accrued advertising and promotion                             39,102          50,308
 Accrued interest                                              16,311           7,844
 Other accrued liabilities                                     43,401          36,954
                                                           ----------      ----------
  Total current liabilities                                   288,115         230,196
                                                           ==========      ==========
Long-term debt                                              1,102,830         942,600
Post retirement benefits obligation                            24,487          19,545
Other non-current liabilities                                     861           2,079
                                                           ----------      ----------
  Total liabilities                                         1,416,293       1,194,420
                                                           ----------      ----------
Commitments and contingencies

STOCKHOLDERS' EQUITY
Preferred stock-par value $.01 per share; authorized,
 100,000,000 shares; no shares issued or outstanding       $       --      $       --
Common stock-par value $.01 per share; authorized,
 300,000,000 shares; issued 77,584,348 and 77,155,550 shares      776             772
Additional paid-in capital                                     56,051          52,202
Treasury stock, at cost: 4,400,000 shares and 0 shares        (57,200)             --
Retained earnings                                              34,497          18,034
Accumulated other comprehensive income (loss)                  (4,220)         (3,378)
                                                           ----------      ----------
  Total stockholders' equity                                   29,904          67,630
                                                           ----------      ----------
 Total liabilities and stockholders' equity                $1,446,197      $1,262,050
                                                           ==========      ==========

The accompanying notes are an integral part of the consolidated financial statements.

                          International Home Foods 32

           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                       (Dollars and Shares in Thousands)

                                     ---------------------------------------------------------------------------------------------
                                                                                  Treasury Stock       Former Parent
                                                              Additional      ----------------------       Company's   Retained
                                        Common Stock             Paid-In                     Amount       Investment   Earnings
                                     Shares       Amount         Capital      Shares        at Cost     and Advances   (Deficit)
                                     ------      ---------    -----------     ------       ---------    ------------   ----------
Balance at December 31, 1995                     $      --       $     --         --       $      --      $ 384,997    $       --
Activity prior to merger
 (1/1/96-10/31/96):
    Net income                                                                                               84,559
    Other activity, net*                                                                                   (101,256)
Effect of merger transaction                                                                               (630,661)
Issuance of common stock;(1)
 transfer to additional
 paid-in capital and foreign
 currency translation                61,923            619       (261,318)        --              --        262,361            --
                                     ------      ---------       --------     ------       ---------      ---------    ----------
Balance at October 31, 1996          61,923            619       (261,318)        --              --             --            --

Comprehensive Income
 (11/1/96-12/31/96):
  Net income (loss)                                                                                                        (1,598)
  Foreign currency translation
 Total comprehensive income (loss)
                                     ------      ---------       --------     ------       ---------      ---------    ----------
Balance at December 31, 1996         61,923            619       (261,318)        --              --             --        (1,598)

Comprehensive Income:
  Net income                                                                                                               19,632
  Foreign currency translation
 Total comprehensive income
 Effect of merger transaction                                       2,220
 Issuance of common stock(1)         15,233            153        224,965
 Productos Del Monte (PDM)
  acquisition                                                      39,969
 Stock option compensation                                         46,366
                                     ------      ---------       --------     ------       ---------      ---------    ----------
 Balance at December 31, 1997        77,156            772         52,202         --              --             --        18,034

Comprehensive Income:
  Net income                                                                                                               16,463
  Foreign currency translation,
   net of tax expense of $204
  Minimum pension liability
 Total comprehensive income
 Sale of shares under benefit
  plans, including tax benefits         429              4          4,443
 Purchase of treasury stock                                                   (4,400)        (57,200)
 Stock option compensation                                           (594)
                                     ------      ---------       --------     ------       ---------      ---------    ----------
 Balance at December 31, 1998        77,585      $     776       $ 56,051     (4,400)      $ (57,200)     $      --    $   34,497
                                     ======      =========       ========     ======       =========      =========    ==========

                                     ---------------------------
                                      Accumulated
                                            Other
                                     Comprehensive
                                     Income/(Loss)       Total
                                     -------------     ---------
Balance at December 31, 1995           $       --      $ 384,997
Activity prior to merger
 (1/1/96-10/31/96):
    Net income                                            84,559
    Other activity, net*                                (101,256)
Effect of merger transaction                            (630,661)
Issuance of common stock;(1)
 transfer to additional
 paid-in capital and foreign
 currency translation                      (1,662)            --
                                       ----------      ---------
Balance at October 31, 1996                (1,662)      (262,361)

Comprehensive Income
 (11/1/96-12/31/96):
  Net income (loss)                                       (1,598)
  Foreign currency translation               (236)          (236)
                                                       ---------
 Total comprehensive income (loss)                        (1,834)
                                       ----------      ---------
Balance at December 31, 1996               (1,898)      (264,195)

Comprehensive Income:
  Net income                                              19,632
  Foreign currency translation             (1,480)        (1,480)
                                                       ---------
 Total comprehensive income                               18,152
                                                       ---------
 Effect of merger transaction                              2,220
 Issuance of common stock(1)                             225,118
 Productos Del Monte (PDM)
  acquisition                                             39,969
 Stock option compensation                                46,366
                                       ----------      ---------
 Balance at December 31, 1997              (3,378)        67,630

Comprehensive Income:
  Net income                                              16,463
  Foreign currency translation,
   net of tax expense of $204                (593)          (593)
  Minimum pension liability                  (249)          (249)
                                                       ---------
 Total comprehensive income                               15,621
                                                       ---------
 Sale of shares under benefit
  plans, including tax benefits                            4,447
 Purchase of treasury stock                              (57,200)
 Stock option compensation                                  (594)
                                       ----------      ---------
 Balance at December 31, 1998          $   (4,220)     $  29,904
                                       ==========      =========

* Consists principally of advances, withdrawals, dividends and foreign currency translation adjustments.

(1) Share amounts are restated to give effect to the 5.3292 for one reverse stock split on November 17, 1997.

The accompanying notes are an integral part of the consolidated financial statements.

                          33 International Home Foods

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Dollars in Thousands)




                                                                                 ----------------------------------------------
                                                                                            Years Ended December 31,
                                                                                 ----------------------------------------------
                                                                                   1998               1997             1996
                                                                                 --------          ---------        -----------
OPERATING ACTIVITIES:
 Net income                                                                      $ 16,463          $  19,632        $    82,961
 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation and amortization                                                   39,997             30,080             19,019
   Deferred income taxes                                                            4,365              2,584             (1,032)
   Restructuring and other charges                                                114,773                 --              4,308
   Stock option compensation                                                         (594)            46,366                 --
   Extraordinary item, net of tax                                                      --              4,336                 --
 Changes in operating assets and liabilities (net of acquisitions)
   (Increase)/decrease in accounts receivable                                     (23,012)           (13,249)             1,253
   Decrease in inventories                                                         19,092              1,046             14,970
   Decrease/(increase) in other current assets                                      9,079             (3,526)            (3,133)
   Increase/(decrease) in accounts payable                                            637                 82               (352)
   (Decrease)/increase in accrued liabilities                                     (14,865)             3,247             30,298
   (Increase) in non-current assets                                                (4,134)            (8,175)                --
   Increase/(decrease) in non-current liabilities                                   1,521            (10,729)                --
   Other                                                                               --                247             (2,342)
                                                                                 --------          ---------        -----------
    Net cash provided by operating activities                                     163,322             71,941            145,950
                                                                                 --------          ---------        -----------

INVESTING ACTIVITIES:
 Purchases of plant and equipment, net                                            (30,968)           (13,563)           (11,905)
 Purchase of businesses, net of cash acquired                                    (280,443)          (240,246)           (29,136)
                                                                                 --------          ---------        -----------
  Net cash used in investing activities                                          (311,411)          (253,809)           (41,041)
                                                                                 --------          ---------        -----------

FINANCING ACTIVITIES:
 Increase in due to banks                                                           5,184              2,157              9,278
 Issuance of long-term bank debt                                                  210,000            650,000            670,000
 Repayment of long-term bank debt                                                 (31,193)          (750,000)                --
 Issuance of Senior Subordinated Notes                                                 --                 --            400,000
 Payment of debt issuance costs                                                    (1,841)            (1,188)           (30,649)
 Retirement of Heritage long-term debt and accrued interest                            --                 --            (40,763)
 Borrowings from revolving credit facility                                        385,000            141,000                 --
 Repayment of borrowings from revolving credit facility                          (360,911)          (101,000)                --
 Proceeds from exercise of stock options                                            2,843                 --                 --
 Issuance of common stock, net of issuance costs                                       --            224,948            242,744
 Purchase of treasury stock                                                       (57,200)                --                 --
 Dividends paid to American Home Products Corporation                                  --                 --             (1,539)
 Redemption of common stock of IHF and distribution
  to American Home Products Corporation                                                --                 --         (1,209,000)
 Payment to American Home Products Corporation as
  final purchase price adjustment                                                      --            (16,556)                --
 Change in former parent company's investment and advances, net                        --                 --            (99,121)
                                                                                 --------          ---------        -----------
  Net cash provided by (used in) financing activities                             151,882            149,361            (59,050)
                                                                                 --------          ---------        -----------
 Effect of exchange rate changes on cash                                            1,536             (1,480)                --
                                                                                 --------          ---------        -----------
 Increase/(Decrease) In Cash And Cash Equivalents                                   5,329            (33,987)            45,859
 Cash and cash equivalents at beginning of year                                    11,872             45,859                 --
                                                                                 --------          ---------        -----------
 Cash and cash equivalents at end of year                                        $ 17,201          $  11,872        $    45,859
                                                                                 ========          =========        ===========
 Cash paid during the year for:
  Interest, net of capitalized amounts                                           $ 83,619          $ 103,199        $     5,568
  Income taxes                                                                   $ 11,530          $   1,579        $       827
                                                                                 ========          =========        ===========


The accompanying notes are an integral part of the consolidated financial statements.

                          International Home Foods 34

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Dollars in Thousands, Except Per Share Amounts)

-----------------------------------------------------------
1   DESCRIPTION OF BUSINESS, MERGER AND ACQUISITION
-----------------------------------------------------------

                     Background and Basis of Presentation

On September 5, 1996, American Home Products Corporation ("American Home Products" or "AHP"), AHP Subsidiary Holding Corporation and other parties entered into an agreement ("Agreement") pursuant to which an affiliate ("Hicks Muse Holding") of Hicks, Muse, Tate & Furst Equity Fund III, L.P. ("Hicks Muse") acquired, effective November 1, 1996, an 80 percent interest in International Home Foods, Inc. ("IHF" or "the Company") and its subsidiary, M. Polaner, Inc., for approximately $1,226,000. In connection with this transaction (the "IHF Acquisition"), American Home Products contributed all of its other food products businesses into IHF. Effective November 1, 1996, these entities and businesses constitute IHF. In connection with the Agreement, IHF received $264,000 of equity financing and incurred indebtedness of $1,070,000. Approximately $962,000 of the proceeds was used to redeem shares of common stock of IHF which were indirectly held by American Home Products and $264,000 was distributed to American Home Products. At December 31, 1996, the Company had a liability to American Home Products of $16,556 for the unpaid redemption amount due upon final determination of the purchase price. As a result of the redemption, American Home Products continued to beneficially own approximately 20 percent of the Company, which declined upon completion of the Company's initial public offering (Note 14) and subsequent sales of shares by AHP to the Company (Note 15). The IHF Acquisition was accounted for as a leveraged recapitalization such that the Company's assets and liabilities remain at their historical bases for financial reporting purposes; for income tax purposes, the transaction was treated as a taxable business combination such that the consolidated financial statements reflect a "step-up" in tax basis (Note 10).

    Earnings, advances, withdrawals, dividends, foreign currency translation adjustments and other transactions between the Company and American Home Products for periods prior to November 1, 1996 are reflected in Former Parent Company's Investment and Advances in the accompanying financial statements which are presented on a combined basis prior to November 1, 1996 and on a consolidated basis subsequent to November 1, 1996. The combined financial statements for the periods prior to November 1, 1996 reflect the financial position, results of operations and cash flows of the Company as if the Company was a stand-alone entity. The Company began presenting retained earnings (accumulated deficit) as a separate component of stockholders' equity (deficit) effective November 1, 1996.

    The effects of the IHF Acquisition are summarized as follows:

Redemption and distribution to AHP Subsidiary
  Holding Corporation                                  $(1,225,556)
Issuance of Common Stock                                   264,000
Fees                                                       (21,256)
Recognition of post retirement benefits obligation         (16,207)
Deferred income taxes                                      368,358
                                                       -----------
                                                       $  (630,661)
                                                       ===========

    Pro forma unaudited net income for the year ended December 31, 1996, assuming the IHF Acquisition had occurred at the beginning of 1996, would have been $31,241. The decrease in reported net income resulted from increased pro forma interest expense, partially offset by the related tax effects. The unaudited pro forma amount does not purport to be indicative of what the Company's actual results of operations would have been had the IHF Acquisition been consummated on January 1, 1996 or to project the Company's results of operations for any future period.

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

                                  Acquisition

Immediately after the IHF Acquisition and effective November 1, 1996, the Company acquired Heritage Brands Holdings, Inc. and subsidiaries ("Heritage") from an affiliate of Hicks Muse for approximately $70,800, including the assumption of approximately $40,800 of debt which was repaid immediately following consummation of the acquisition, in a transaction accounted for using the purchase method of accounting. The excess of the purchase price of Heritage over the fair value of assets acquired and liabilities assumed resulted in goodwill and other intangible assets of approximately $59,100 which are being amortized over 20 years. The acquisition was not significant and, accordingly, pro forma financial information has not been provided. The

                          35 International Home Foods

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)

results of operations and cash flows of Heritage have been included in the accompanying consolidated financial statements of the Company since November 1, 1996.

                                   Business

The Company manufactures and markets a diversified portfolio of shelf-stable food products including entrees, side dishes, spreadable fruit products, snacks, canned fish and canned meats, among others. The Company operates in three reportable business segments (Note 24). The Company sells its products primarily in the United States, Canada and Mexico, and is not dependent on any single or major group of customers for its sales.

---------------------------------------------------------
2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------------

                    Principles of Combination/Consolidation

For periods through October 31, 1996, the accompanying financial statements included the operations of the following indirect wholly-owned subsidiaries of
AHP: American Home Food Products, Inc. (now the Company) and its subsidiary M. Polaner, Inc., American Home Foods, Inc. (now I.H.F.P., Inc.), Luck's Incorporated, Canadian Home Products Limited (now International Home Foods (Canada), Inc.), and certain related assets owned by AHP (collectively, American Home Food Products) and its subsidiaries. The consolidated operations of the Company include the aforementioned entities and the following wholly-owned subsidiaries: Heritage (effective November 1, 1996), Bumble Bee Seafoods, Inc. and Subsidiaries (effective July 1, 1997), Productos Del Monte ("PDM") (effective October 1, 1997), Creative Products, Inc. (effective October 1, 1997), Orleans Seafood, Inc. (effective November 24, 1997), Grist Mill Co. (effective April 14, 1998) and Trenton Home Foods (which is comprised of the Libby's(R) brand of retail and international canned meat products ("Libby's")) (effective September 8, 1998). Effective March 9, 1998, through its Canadian subsidiary, International Home Foods Canada, Inc., the Company purchased certain assets relating to the Puritan stews and canned meats business ("Puritan"). All significant intercompany balances and transactions have been eliminated in the combined and consolidated financial statements. The accompanying combined and consolidated financial statements are referred to herein as "consolidated" financial statements.

                           Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Company's cash and cash equivalents at December 31, 1998 and 1997 consist of cash in banks and investments in money market funds.

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

                          Intangible and Other Assets

As of December 31, 1998, the Company's Intangible and Other Assets include goodwill and trademarks for Heritage which are amortized over twenty years and have a net book value of $6.5 million, goodwill for the acquisitions of Ranch, Ro*Tel, Bumble Bee Seafoods, Inc., PDM, Creative Products, Inc., Orleans Seafood, Inc., Puritan, Grist Mill Co. and Libby's, all of which are amortized over forty years with a net book value of $306.0 million, tradenames for Bumble Bee and Libby's which are amortized over 40 years with a net book value of $54.6 million, Libby's trademarks which are amortized over fifteen years with a net book value of $24.5 million and other intangible assets with a net book value of $1.5 million, which are amortized over eight to ten years. Intangible assets of $3.5 million acquired prior to 1971 are not amortized.

    Deferred financing costs incurred in connection with the agreements for bank and other indebtedness are being amortized over the terms of the financings using the interest method. Amortization of deferred financing costs is included in interest expense.

    The Company continually reviews goodwill to evaluate whether changes have occurred that would suggest that goodwill may be impaired based on the estimated undiscounted cash flows of the entity acquired over the remaining amortization period. If this review indicates that the remaining estimated useful life of

                          International Home Foods 36
goodwill requires revision or that goodwill is not recoverable, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows on a discounted basis.

                              Revenue Recognition

The Company recognizes revenue from product sales upon shipment to customers.

                           Research and Development

Research and development costs are charged to expense as incurred and amounted to $2,796, $1,913 and $3,823 for the years ended December 31, 1998, 1997 and 1996, respectively.

                                  Advertising

Advertising and promotion costs are charged to expense as incurred. Advertising costs amounted to $64,781, $63,675 and $58,551 for the years ended December 31, 1998, 1997 and 1996, respectively.

                          Environmental Expenditures

The Company capitalizes expenditures that increase the life or efficiency of property or that reduce or prevent environmental contamination. The Company accrues for environmental expenses resulting from existing conditions when the costs are probable and reasonably estimable.

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

                         Foreign Currency Translation

The assets and liabilities of International Home Foods Canada, whose functional currency is the Canadian dollar, are translated at year-end exchange rates. Translation gains and losses are not included in determining net income, but are recorded in Accumulated Other Comprehensive Income as a separate component of stockholders' equity. For the Company's Mexican subsidiary, Productos Del Monte, operating in a highly inflationary economy in 1998, the U.S. dollar is the functional currency and translation gains and losses are included in determining net income. Foreign currency transaction gains and losses are included in determining net income.

                             Financial Instruments

The acquisition cost of interest rate instruments is amortized as interest expense over the terms of the related agreements. Interest expense is adjusted, if required, to reflect the interest rates included in the agreements.

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

    For periods after November 1, 1996, the Company's income tax provision has been prepared with deferred income taxes provided for differences in the financial statement and tax bases of assets and liabilities. The tax effects of the temporary differences which resulted from the "step-up" in tax basis (Notes 1 and 10) have been reflected in stockholders' deficiency as of November 1, 1996. The Company intends to permanently reinvest the undistributed earnings of the Canadian operations; accordingly, deferred income taxes, which would not be significant, have not been provided for the repatriation of such undistributed earnings.

                               Reclassifications

Certain 1997 and 1996 amounts have been reclassified to conform with the 1998 presentation.

------------------------------------------------------
3   ACQUISITIONS
------------------------------------------------------

Effective July 1, 1997, the Company consummated the acquisition of substantially all of the assets (the "Assets") of Bumble Bee Seafoods, Inc. and its wholly-owned subsidiaries, Bumble Bee International, Inc., Santa Fe Springs Holding Company and Commerce Distributing Company ("CDC") (collectively, the "Sellers"), pursuant to the terms of an Asset Purchase and Sale Agreement dated as of May 1, 1997 (the "Agreement") by and among the Sellers, the Company and its wholly-owned subsidiary, Bumble Bee Acquisition Corporation. The aggregate consideration paid for the Assets was approximately $163,100, including transaction fees. The Assets consisted primarily of inventory, accounts receivable, property, plant and equipment and trademarks formerly used by the Sellers for the processing and marketing of canned seafood products, principally tuna and salmon, including processing facilities in Puerto Rico, Ecuador and California. The transaction was approved by an order of the Federal Bankruptcy Court for the Southern District of California on June 19, 1997, as part of the bankruptcy proceedings of the

                          37 International Home Foods

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)



Sellers. The Company financed the purchase of the Assets with approximately $110,000 of borrowings under its Senior Bank Facilities and the balance of the purchase price from the Company's available cash balances as of the date of the closing.

    On October 1, 1997, the Company acquired PDM from an affiliate of Hicks Muse for 3,127,415 shares of Common Stock. The shares issued for PDM were valued at their estimated fair value of approximately $40,000, which approximated the purchase price that the Hicks Muse affiliate paid for PDM in 1996. PDM is a leading manufacturer and marketer of branded catsup, canned vegetables and bottled salsa in Mexico. The acquisition of PDM was treated as a combination of entities under common control. Accordingly, the historical accounting values of PDM were carried over for financial accounting purposes. In February 1998, the Company settled a dispute between the Hicks Muse affiliate and PDM's former owners. The settlement was received by the Company and resulted in a reduction of goodwill recorded by the Company.

    On October 1, 1997, the Company acquired all the stock of Creative Products, Inc. of Rossville ("Creative Products") for approximately $52,000 in cash. The acquisition was funded through borrowings under the Company's Senior Bank Facilities. Creative Products is the leading manufacturer of cooking spray sold to private label customers and food service operators. In addition, Creative Products manufactures on a contract basis a number of health and beauty aid products, including hair mousses, hair sprays and deodorants.

    On November 21, 1997 the Company acquired substantially all of the assets of Orleans Seafood, Inc. ("Orleans") for $26,900, including transaction fees. The acquisition was funded through borrowings under the Company's Senior Bank Facilities. Orleans is a specialty canned seafood manufacturer and marketer.

    On March 9, 1998, the Company, through its Canadian subsidiary, International Home Foods (Canada), Inc., purchased certain assets relating to the Puritan stews and canned meats business from Unilever's T. J. Lipton Canada division for a total purchase price of approximately $41,009, including transaction fees. The acquisition was funded with borrowings under the Company's Senior Bank Facilities. Puritan is the largest processor and marketer of canned stews and meats in Canada, with products marketed under the Puritan and Fraser Farms brand names.

    On April 14, 1998, the Company acquired all of the stock of Grist Mill Co. ("Grist Mill") for approximately $112,813, including transaction fees. The Company financed the acquisition with borrowings under its Senior Bank Facilities. Grist Mill is a manufacturer and distributor of private label and value-priced branded food products including ready-to-eat cereals, fruit snacks, granola bars, fruit-filled cereal bars, crisp rice marshmallow bars and preformed pie crusts.

    On September 8, 1998 the Company, through its subsidiary Trenton Home Foods, Inc., acquired the Libby's brand of retail and international canned meat products, and the Trenton, Missouri manufacturing facility for those products from Nestle USA, Inc. for approximately $129,409, including transaction fees. The Company, through a fifteen year license agreement with Nestle, will continue to use the Libby's trademark. In addition, the Company and Nestle have entered into a long-term supply agreement through December 31, 2002 with three additional one-year terms at the option of Nestle under which the Company will continue to manufacture Nestle foodservice products at the facility in Trenton, Missouri. This supply agreement provides that the Company is reimbursed for the variable cost per case, as defined, for all product which has been produced and packaged by the Company and shipped on behalf of Nestle, plus an amount paid quarterly which approximates the Company's fixed costs. The Company financed the acquisition of the Libby's canned meat business with borrowings under its Senior Bank Facilities. Libby's is a leading domestic manufacturer, importer and global marketer of canned meat products, including Vienna sausages, corned beef, salmon, hash and chili, and the Spreadables(R) and Broadcast(R) brands.

    The excess of cost over fair value of net assets acquired for the above acquisitions will be amortized over 15 to 40 years (Note 2). These acquisitions have been accounted for using the purchase method of accounting, with the exception of PDM, and the operating results of the acquired companies have been included in the consolidated financial statements from the dates of acquisition. The information below includes non-cash investing and financing activities supplemental to the consolidated statements of cash flows. A summary of the excess of cost over fair value of net assets acquired resulting from preliminary purchase price allocations for the 1998 acquisitions is as follows:

                                                         Puritan          Grist Mill         Libby's
                                                         -------          ----------         --------
Cost of acquisition,
 including transaction fees                              $41,009           $112,813          $129,409
Less: acquired assets
 Current assets                                            4,620             19,154            20,218
 Property, plant and
   equipment                                               6,473             37,866            25,001
 Other assets                                                 --                717                --
Add: liabilities assumed                                      --              5,016             5,528
                                                         -------           --------          --------
Excess of cost over
  net assets acquired                                    $29,916           $ 60,092          $ 89,718
                                                         =======           ========          ========

                          International Home Foods 38

    The following unaudited proforma consolidated results of operations have been prepared as if the acquisitions of Bumble Bee and the Other acquisitions (PDM, Creative Products, Orleans, Puritan, Grist Mill and Libby's) had occurred as of the beginning of 1997, and reflect proforma adjustments for goodwill, interest expense and tax expense:

                                                       1998                                            1997
                                      --------------------------------------   ----------------------------------------------------
                                          IHF    Acquisitions(1)    Total          IHF       Bumble Bee    Other    Acquisitions(2)
                                      ---------- --------------- -----------   -----------   ----------   --------  ---------------
Total
Net sales                             $1,699,600    $ 129,906    $ 1,829,506   $ 1,222,434   $  183,888   $395,216     $1,801,538
Operating income/(loss)               $  130,047    $   7,671    $   137,718   $   143,650   $   (7,862)  $ 24,813     $  160,601
Income before
 extraordinary items                  $   16,463    $    (925)   $    15,538   $    23,968   $   (7,103)  $    302     $   17,167
Net income/(loss)                     $   16,463    $    (925)   $    15,538   $    19,632   $   (7,103)  $    302     $   12,831
Income per share before
 extraordinary items:
Basic                                 $     0.22    $   (0.02)   $      0.20   $      0.38   $    (0.11)  $     --     $     0.27
Diluted                               $     0.21    $   (0.02)   $      0.19   $      0.36   $    (0.11)  $     --     $     0.25
Earnings per share:
Basic                                 $     0.22    $   (0.02)   $      0.20   $      0.31   $    (0.11)  $     --     $     0.20
Diluted                               $     0.21    $   (0.02)   $      0.19   $      0.30   $    (0.11)  $     --     $     0.19
                                      ==========    =========    ===========   ===========   ==========   ========     ==========

(1) Amounts include Puritan, Grist Mill and Libby's.

(2) Amounts include PDM, Creative Products, Orleans, Puritan, Grist Mill and Libby's.

    The proforma consolidated results do not purport to be indicative of results that would have occurred had the acquisitions been in effect for the period presented, nor do they purport to be indicative of the results that will be obtained in the future.

---------------------------------------------------------
4   INVENTORIES
---------------------------------------------------------

Inventories are as follows:

                                            December 31,
                                 ---------------------------------
                                    1998                    1997
                                 --------                 --------
Raw materials                    $ 47,468                 $ 46,127
Work in progress                   18,101                   20,770
Finished goods                    170,161                  153,668
                                 --------                 --------
Total                            $235,730                 $220,565
                                 ========                 ========

---------------------------------------------------------
5   PROPERTY, PLANT AND EQUIPMENT
---------------------------------------------------------

Property, plant and equipment are as follows:

                                                     December 31,
                                              ---------------------------
                                                1998               1997
                                              --------           --------
Land                                          $ 21,468           $ 19,397
Buildings and
  leasehold improvements                       124,602            114,919
Machinery and equipment                        253,591            204,956
Furniture and fixtures                          28,404             25,238
                                              --------           --------
                                               428,065            364,510
Less: accumulated depreciation                 165,294            154,315
                                              --------           --------
  Total                                       $262,771           $210,195
                                              ========           ========

Depreciation expense aggregated $25,350, $18,333 and $15,683 for the years ended December 31, 1998, 1997 and 1996, respectively.

---------------------------------------------------------
6   INTANGIBLE AND OTHER ASSETS
---------------------------------------------------------

Intangible assets are as follows:

                                                December 31,
                                            -------------------
                                              1998       1997
                                            --------   --------
Goodwill, tradenames and trademarks         $426,056   $331,663
Less: accumulated amortization                29,439     22,817
                                            --------   --------
 Intangible assets, net                     $396,617   $308,846
                                            ========   ========

    Amortization of intangibles totaled $11,580, $7,006 and $2,675 for the years ended December 31, 1998, 1997 and 1996, respectively. All fully amortized intangibles have been retired.

    Other assets include deferred financing costs, net of amortization, in connection with the Company's issuance of long-term debt. At December 31, 1998 and 1997, deferred financing costs, net were $22,475 and $23,701, respectively. Amortization expense for the years ended December 31, 1998 and 1997, excluding the write-off due to debt refinancing in 1997 (Note 20), and for the period from November 1, 1996 (date of debt issuance) to December 31, 1996, amounted to $3,067, $4,741 and $661, respectively.

                          39 International Home Foods

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)

----------------------------------------------------------------------------
7   ALLOWANCE FOR DOUBTFUL ACCOUNTS AND SALES RETURNS AND ALLOWANCES
----------------------------------------------------------------------------

The allowance for doubtful accounts and sales returns and allowances and their related activity are as follows:

                                                                      Write-Offs and
                                  Beginning                 Charged   Reductions, Net  Ending
                                   Balance      Other*     to Expense  of Recoveries   Balance
                                  ---------     ------     ---------- ---------------  -------
Year ended December 31, 1998       $6,184       $  177       $  935       $  (47)       $7,343
Year ended December 31, 1997        4,331        1,490        1,357          994         6,184
Year ended December 31, 1996        4,064           --          563          296         4,331
                                   ======       ======       ======       ======        ======

*   Relates to balances assumed of companies acquired in 1998 and 1997.

------------------------------------------------------
8   ALLOWANCE FOR OBSOLETE INVENTORIES
------------------------------------------------------

The allowance for obsolete inventories and the related activity is as follows:

                                                                      Write-Offs and
                                  Beginning                 Charged   Reductions, Net  Ending
                                   Balance      Other*     to Expense  of Recoveries   Balance
                                  ---------     ------     ---------- ---------------  -------
Year ended December 31, 1998       $7,597       $  685       $1,531       $6,409       $3,404
Year ended December 31, 1997        3,667        1,061        3,984        1,115        7,597
Year ended December 31, 1996        4,150           --        2,947        3,430        3,667
                                   ======       ======       ======       ======       ======

*   Relates to balances assumed of companies acquired in 1998 and 1997.

-------------------------------------------------------
9   RESTRUCTURING AND OTHER CHARGES
-------------------------------------------------------

In September 1998, in conjunction with management's plan to reduce costs and improve operational efficiencies, the Company recorded a restructuring charge of $118.1 million ($75.3 million after tax). The principal actions in the restructuring plan involve the closure of its Vacaville, California and Clearfield, Utah production facilities and the related impact of the transfer of production to other facilities, mainly Milton, Pennsylvania, and to the write-down of goodwill associated with the Campfire crisp rice snack bar brand and the Polaner fruit spreads brand. These charges impact the Branded Products segment.

    The Vacaville, California production facility ceased operations in December 1998, while the adjacent distribution center and the Clearfield, Utah facility are expected to close in the second quarter of 1999. The total closure costs of approximately $40.6 million represent $29.5 million of non-cash charges, primarily for the write-down of property, plant and equipment to net realizable value, cash charges of $9.0 million for severance and related benefit costs for affected employees, and $2.1 million in facility closure costs. The severance and related costs relate to the termination of approximately 600 employees, which includes seasonal employees not eligible for severance, of which 553 had been terminated as of December 31, 1998.

    With the exception of outsourced products, the Company has moved all of the products that were manufactured at the Vacaville facility to other facilities, mainly Milton, Pennsylvania. Production of tomato paste used in Chef Boyardee canned pasta products and of Ro*Tel diced tomatoes, both of which were manufactured at the Vacaville facility, prior to its closure, have been outsourced. The manufacturing of the Campfire products is being transferred from Clearfield, Utah to the Company's Lakeville, Minnesota facility. The Company anticipates that approximately $2.4 million of additional non-capitalizable expenses will be incurred as the transfer and installation of the relocated equipment from these facilities occurs. The Company incurred approximately $0.6 million of such costs in 1998. It is expected that the entire process will be completed by the end of 1999.

    The total writedown of goodwill associated with the Campfire and Polaner brands was $47.7 million and $29.7 million, respectively. These brands have been impacted by their significant respective retail category sales declines, which have

                          International Home Foods 40
continued to deteriorate in recent months. The current and projected sales trends and the resulting impact on these brands' profitability have impaired their valuation. Goodwill was written down to reflect each brand's fair value. The Polaner business was subsequently sold (Note 25).

     At December 31, 1998, $7.8 million of restructuring charges remained in Other accrued liabilities. This amount is comprised of severance and related costs and facility closure costs. Payments in the amount of $3.3 million were made in 1998.

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

-------------------------------------------------
10   INCOME TAXES
-------------------------------------------------

Income before provision for income taxes is as follows:

                                For Years Ended December 31,
                        -------------------------------------------
                         1998              1997              1996
                        -------           -------          --------
Domestic                $12,661           $29,006          $133,524
Foreign                  19,661            10,757             2,756
                        -------           -------          --------
 Total                  $32,322           $39,763          $136,280
                        =======           =======          ========

The provision for income taxes is as follows:

                             For Years Ended December 31,
                       -------------------------------------------
                         1998             1997              1996
                       --------          -------           -------
Domestic               $  7,963          $11,066           $45,334
Foreign                   5,751            2,809             1,193
State                     2,145            1,920             6,792
                       --------          -------           -------
 Total                 $ 15,859          $15,795           $53,319
                       ========          =======           =======

A reconciliation between the Company's effective tax rate and U.S. statutory rate is as follows:

                                                  For Years Ended December 31,
                                               ----------------------------------
                                               1998           1997           1996
                                               ----           ----           ----
U.S. statutory rate                            35.0%          35.0%          35.0%
State tax, net of federal benefit               4.3            3.5            4.1
Non deductible goodwill                        12.1            0.4             --
Foreign income taxes                           (3.5%)          0.2             --
Other                                           1.2            0.6             --
                                               ----           ----           ----
Effective tax rate                             49.1%          39.7%          39.1%
                                               ====           ====           ====

The current and deferred provision for income taxes for 1998, 1997 and 1996, is as follows:

                                        For Years                Period from     Period from
                                          Ended                  January 1,      November 1,
                                       December 31,               1996 to         1996 to
                                 ------------------------        October 31,     December 31,
                                  1998             1997             1996            1996
                                 -------          -------        -----------     ------------
Current:
  Federal                        $ 6,539          $ 2,239          $46,136         $    -
  Foreign                          4,350            2,809            1,228             41
  State                            3,247              772            6,944              2
                                 -------          -------          -------         ------
                                  14,136            5,820           54,308             43
Deferred:
  Federal                          1,424            8,827               --           (802)
  Foreign                          1,401               --               --            (76)
  State                           (1,102)           1,148               --           (154)
                                 -------          -------          -------         ------
                                   1,723            9,975               --         (1,032)
                                 -------          -------          -------         ------
                                 $15,859          $15,795          $54,308         $ (989)
                                 =======          =======          =======         ======

     For federal and state income tax purposes, the IHF Acquisition (Note 1) was a taxable business combination and was a qualified stock purchase. The buyer and seller have elected jointly to treat the IHF Acquisition as an asset acquisition under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended. A preliminary allocation of the purchase price to the tax bases of assets and liabilities based on their respective estimated fair values at November 1, 1996 was made for income tax purposes. During 1997, finalization of the purchase price allocation resulted in an increase of $2,220 in additional paid-in capital. In connection with the IHF Acquisition, the Company recorded a deferred tax asset of approximately $368,000 at November 1, 1996 related to future tax deductions for the net excess of the tax bases of the assets and liabilities over the financial statement carrying amounts with a corresponding credit to additional paid-in capital.

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

                          41 International Home Foods

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)

IHF Acquisition and the purchase of Heritage have been reflected on the accompanying consolidated balance sheets, effective November 1, 1996, as an adjustment to the former parent company's investment and advances account or goodwill, as appropriate.

     The components of deferred tax assets at December 31, 1998 and December 31, 1997 are as follows:

                                                    ----------------------------
                                                            December 31,
                                                    ----------------------------
                                                      1998                1997
                                                    --------            --------
Current deferred tax assets:
  Allowance for doubtful accounts                   $    899            $  1,999
  Inventory reserves                                   3,252               4,968
  Trade accruals                                       3,892               7,705
  Restructuring                                        3,658               1,234
  Alternative minimum tax                              3,107                  --
  Accrued expenses                                     4,808               5,196
                                                    --------            --------
    Net current deferred tax assets                 $ 19,616            $ 21,102

Non-current deferred tax assets:
  Property, plant and equipment                           --                 146
  Tradenames                                         162,597             174,952
  Goodwill and intangible assets                     147,271             134,271
  Stock options                                       17,579              18,036
  Post-retirement benefit                              8,365               7,200
  Restructuring                                          978                  --
  Alternative minimum tax                                 --                 688
  Net operating loss carryforwards                     2,017               6,046
  Valuation allowance                                 (3,107)             (3,000)
  Other                                                   --                 272
                                                    --------            --------
    Non-current deferred tax assets                  335,700             338,611
Non-current deferred tax liabilities:
  Property, plant and equipment                       (4,709)                 --
  Other                                                 (340)                 --
                                                    --------            --------
    Non-current deferred tax liabilities              (5,049)                 --
                                                    --------            --------
    Net non-current deferred tax assets              330,651             338,611
                                                    --------            --------
Net deferred tax assets                             $350,267            $359,713
                                                    ========            ========

     At December 31, 1998, the Company had net operating loss carryforwards for federal income tax purposes of approximately $2,900, which expire in years ending through 2010 and an alternative minimum tax credit carryforward of $3,107 which has an unlimited carryforward period. The Company had state income tax loss carryforwards of approximately $24,000 at December 31, 1998 which expire in years ending through 2012. The Company has established a valuation allowance at December 31, 1998 of $3,107 related to foreign and state net operating loss carryforwards and the realization of certain deferred tax assets.

---------------------------------------------------
11   LONG-TERM DEBT
---------------------------------------------------

In connection with the IHF Acquisition, the Company entered into a $770,000 Credit Agreement ("Senior Bank Facilities") with Chase Manhattan Bank, Bankers Trust Company and Morgan Stanley Senior Funding, Inc. and issued $400,000 of
10 3/8 percent Senior Subordinated Notes ("Notes"). The Senior Bank Facilities provided for term loans in three tranches aggregating $670,000 and a revolving credit loan facility of $100,000. The Company amended its Senior Bank Facilities as of September 16, 1998. The Senior Bank Facilities are comprised of (i) a $516.5 million Tranche A term loan facility, maturing in 2004 with mandatory semiannual repayments aggregating $50.8 million, $72.4 million, $92.8 million, $104.2 million and $115.6 million in the years 1999 through 2003, respectively, and the remaining $63.5 million on May 31, 2004; (ii) a $149.8 million Tranche B term loan facility, maturing in 2005 with mandatory semiannual repayments commencing September 30, 1998 aggregating $0.4 million in the years 1999 through 2003, $20.2 million in 2004, and the remaining $127.4 million in 2005; (iii) a $100.0 million Tranche B-1 term loan facility, maturing in 2006 with mandatory semiannual repayments commencing March 31, 1999 aggregating approximately $0.3 million in each of the years 1999 through 2005, and the remaining $98.2 million in 2006; (iv) a $230.0 million revolving credit facility (the Revolving Credit Facility), which includes a Canadian facility of $50.0 million, for which the initial allocation was $30.0 million, maturing in 2004, or earlier upon repayment of the Tranche A term loans. In addition to scheduled periodic repayments, the Company is also required to make mandatory repayments of the loans under the Senior Bank Facilities with a portion of its excess cash flow, as defined.

     Borrowings under the amended Senior Bank Facilities bear interest based on the Eurodollar Rate or an Alternate Base Rate, as defined, plus applicable margins. The Canadian portion of the Revolving Credit Facility bears interest at the Canadian Prime Rate, or the Canadian Bankers' Acceptance Rate, as defined, plus applicable margins. Margins range from 0.5% to 2.0%. The weighted average interest rate for 1998 was 7.18%. At December 31, 1998, interest rates in effect for Tranches A, B, B-1 and the Revolving Credit Facility were 6.47%, 6.72%, 7.16% and 6.70%, respectively.

                          International Home Foods 42

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

     The Company pays a commission on the face amount of all outstanding letters of credit drawn under the Senior Bank Facilities at a per annum rate equal to the Applicable Margin then in effect with respect to Eurodollar loans under the Revolving Credit Facility minus the Fronting Fee (as defined). A fronting fee equal to 1/4% per annum on the face amount of each Letter of Credit is payable quarterly in arrears to the issuing lender for its own account. The Company has entered into agreements for letters of credit amounting to $3.9 million at December 31, 1998. The Company also pays a per annum fee equal to 0.375% on the undrawn portion of the commitments with respect to the Revolving Credit Facility. As of December 31, 1998 and 1997, the Company had unused Revolving Credit Facility balances of $163.6 million and $158.6 million, respectively.

     The Notes are due November 1, 2006, and bear interest at a rate of 103/8 percent, which is payable semiannually on May 1 and November 1 of each year. The Notes may be redeemed prior to November 1, 2000 in up to an aggregate principal amount of $160.0 million with the proceeds of one or more equity offerings, as defined, by the Company under certain conditions at a redemption price of 110.375%. The Notes may also be redeemed prior to November 1, 2001 at a redemption price of 100% upon the occurrence of a change of control, as defined. Except as discussed above, the Notes are not redeemable prior to November 1, 2001. The Notes will be redeemable, in whole or in part, at the Company's option at redemption prices decreasing from 105.188% at November 1, 2001 to 100% on November 1, 2004 and thereafter.

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

     In connection with the acquisition of Grist Mill, the Company assumed a $5.7 million term loan on its facility. The term loan bears interest at 8.625% and matures on June 1, 2000, with a balloon payment of $5.2 million.

     Long-term debt at December 31, 1998 and 1997 is as follows:

                                         December 31,
                                  --------------------------
                                    1998              1997
                                  ---------         --------
Senior bank facilities:
  Tranche A                       $ 499,347         $420,000
  Tranche B                         149,600          150,000
  Tranche B-1                       100,000               --
                                  ---------         --------
                                    748,947          570,000
  Senior Subordinated Notes         400,000          400,000
  Grist Mill term loan                5,577               --
                                  ---------         --------
                                  1,154,524          970,000
  Less: Current portion              51,694           27,400
                                  ---------         --------
        Long-term debt           $1,102,830         $942,600
                                 ==========         ========

     The aggregate maturities of all long-term debt during each of the next five years are $51,694, $78,451, $93,414, $104,849 and $116,285 for 1999, 2000,
2001, 2002 and 2003, respectively, and $709,831 thereafter.

-------------------------------------------------
12   FINANCIAL INSTRUMENTS
-------------------------------------------------

The Company's financial instruments recorded on the balance sheet include cash and cash equivalents, accounts receivable, accounts payable and debt. Because of their short maturity, the carrying amount of these items, excluding debt, approximates fair value.

     The Company's $400.0 million Notes at December 31, 1998 and 1997 had an estimated fair value of approximately $433 million and $440 million, respectively, based on their publicly quoted rates. The fair value of the Senior Bank Facilities at December 31, 1998 and 1997 approximated its carrying value because the interest rates change with market interest rates.

                          International Home Funds 44

     The Company currently does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives. In accordance with the Senior Bank Facilities, the Company is required to enter into interest rate protection agreements to the extent necessary to provide that, when combined with the Company's Senior Subordinated Notes, at least 50% of the Company's aggregate indebtedness is subject to either fixed interest rates or interest rate protection through September 1999.

     The Company has entered into interest rate swap, cap and collar agreements to reduce the impact of changes in interest rates on its floating rate debt. The swap agreements are contracts to exchange floating interest rate payments for fixed interest rate payments as well as fixed interest rate payments for floating interest rate payments periodically over the life of the agreements without the exchange of the underlying notional amounts. The notional amounts of interest rate agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. For interest rate instruments that effectively hedge interest rate exposures, the net cash amounts paid or received on the agreements are accrued and recognized as an adjustment to interest expense.

     The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreements. However, the Company does not anticipate nonperformance by the counterparties.

     As of December 31, 1998, the Company had the following interest rate instruments in effect for which the fair value of these instruments is based on estimated current settlement cost (notional amounts are in millions):

                          Notional       Strike      Fair                           Rates-
                           Amount         Rate       Value            Period        LIBOR
                          --------       ------     ------        -------------    -------
Interest Rate Swaps        $200(2)        8.97%     $  6.4         8/98 - 11/01    6-month
                            600(1)        5.43%      (16.1)        8/98 -  8/03    3-month
Interest Rate Caps         $225(1)        6.75%         --        10/98 - 10/99    6-month
                            200(2)        6.75%         --         8/98 - 11/01    6-month
Interest Rate Floor        $200(2)        5.20%       (6.4)        8/98 - 11/01    6-month
Interest Rate Collar       $150(1)        5.75%         --        10/98 - 10/01    3-month
                                          3.76%
                           ----           ----      ------        -------------    -------
                                                    $(16.1)
                           ====           ====      ======        =============    =======

(1) Agreement exchanges floating interest rate payments for fixed interest rate payments.

(2) Agreement exchanges fixed interest rate payments for floating interest rate payments.

     As of December 31, 1997, the Company had entered into an interest rate collar transaction that expired in December 1998. The notional amount of the collar was $135.0 million with the cap set at 8.0% and the floor set at 5.25% and had an immaterial fair value.

------------------------------------------------------
13   GUARANTOR FINANCIAL DATA
------------------------------------------------------

The Company's Senior Subordinated Notes are fully unconditionally guaranteed by each of the Company's subsidiaries on a joint and several basis. The Company has not presented separate financial statements and other disclosures concerning each of the subsidiary guarantors because management has determined that such information is not material to the holders of the Senior Subordinated Notes.

     Presented below is summarized combined financial information of the subsidiary guarantors:

                                          December 31,
                                   --------------------------
                                     1998              1997
                                   --------          --------
Current assets                     $281,119          $262,531
Non-current assets                  569,830           426,396
Current liabilities                 111,632            80,108
Non-current liabilities              49,637           245,491

                                For the Years Ending December 31,
                             ----------------------------------------
                                1998           1997            1996
                             ---------       --------        --------
Net sales                    $ 844,038       $356,921        $136,873
Gross profit                   306,180        128,707          58,382
Net (loss) income              (12,965) (1)    32,983          (1,054)
Net cash provided by
  operating activities         142,947         33,071          11,540
Net cash used in
  investing activities        (200,607)        (5,876)        (11,457)
Net cash provided by (used in)
  financing activities          56,351        (21,942)          1,029
                             =========       ========        ========

(1) Includes restructuring charge of $61.3 million (net of $33.8 million tax benefit).1997 amounts restated from amounts previously reported. Amounts are not intended to report results as if the subsidiaries were separate stand-alone entities.

------------------------------------------------
14   INITIAL PUBLIC OFFERING
------------------------------------------------

In November 1997, the Company completed the issuance of 12.1 million common shares through an initial public offering, resulting in net proceeds (after deducting issuance costs) of $224.9 million. The proceeds of the offering were used to repay indebtedness under the Senior Bank Facilities.

---------------------------------------------
15   STOCK REPURCHASE
---------------------------------------------

On October 23, 1998, the Company purchased 4.4 million shares of its common stock, par value $.01 per share, from AHP Subsidiary Holding Corporation, a subsidiary of American Home Products, for approximately $57,200 ($13.00 per share) which it presently holds in treasury. The purchase of the common stock was financed by the Company with borrowings under its Senior Bank Facilities.

---------------------------------------------
16   EMPLOYEE BENEFIT PLANS
---------------------------------------------

The Company maintains non-contributory defined benefit pension plans covering the majority of its employees and retirees, and post-retirement benefit plans for the majority of its employees and retirees that include health care benefits and life insurance coverage. Prior to November 1, 1996, the Company's financial statements reflect costs charged to the Company by AHP.

Pension-related benefits are based primarily on compensation levels and years of service. It is the Company's policy to contribute the amounts necessary to meet the minimum funding requirements of defined benefit plans under applicable laws. Plan assets include principally cash equivalents and debt and equity securities.

     The following table summarizes the balance sheet impact, as well as the benefit obligations, assets, funded status and rate assumptions associated with the pension and post-retirement benefit plans.

                                                         --------------------------------------------------
                                                              Pension Benefits    Post-retirement Benefits
                                                                December 31,              December 31,
                                                         --------------------------------------------------
                                                          1998(2)           1997      1998(3)         1997
                                                         --------        ---------   --------       -------
Change in benefit obligations
 Beginning of year obligations                           $  8,865        $   5,959   $ 21,798)(3)   $17,300
 Service cost                                               3,630            3,177      1,233         1,241
 Interest cost                                                713              234      1,492         1,202
 Plan amendments(1)                                            --               --     (3,069)           --
 Actuarial losses/(gains)                                     690              180      4,855          (596)
 Benefits paid                                             (1,544)            (685)       (81)          (12)
 Other                                                        (13)              --         --            --
                                                         --------        ---------   --------       -------
End of year benefit obligations                            12,341            8,865     26,228        19,135
                                                         --------        ---------   --------       -------
Change in plans' assets
 Beginning of year fair value of plans' assets              4,416            4,359         --            --
 Actual return on plans' assets                               628              189         --            --
 Employer contributions                                     7,184              553         81            12
 Benefits paid                                             (1,544)            (685)       (81)          (12)
 Other                                                        (13)              --         --            --
                                                         --------        ---------   --------       -------
 End of year fair value of plans' assets                   10,671            4,416         --            --
                                                         --------        ---------   --------       -------
Funded status of the plans
 Benefit obligation                                       (12,341)          (8,865)   (26,228)      (19,135)
 Fair value of plan assets                                 10,671            4,416         --            --
 Unrecognized transition obligation                            18               20     (2,576)           --
 Unamortized prior service cost                               378              425         --            --
 Unrecognized net actuarial loss/(gain)                       983              381      4,317          (410)
                                                         --------        ---------   --------       -------
 Net amount recognized                                       (291)          (3,623)   (24,487)      (19,545)

Amounts recognized in the consolidated balance sheets
 Prepaid benefit cost                                         504               11         --            --
 Accrued benefit liability                                 (1,283)          (4,052)   (24,487)      (19,545)
 Intangible asset                                             239              374         --            --
 Accumulated other comprehensive income                       249               44         --            --
                                                         --------        ---------   --------       -------
 Net amount recognized                                       (291)          (3,623)   (24,487)      (19,545)
                                                         ========        =========   ========       =======
Rate Assumptions:
 Discount rate                                                7.0%            7.25%       7.0%         7.25%
 Rate of return on plans' assets                              8.0%         7.0-8.0%       7.0%         7.25%
Salary increases/decreases                                3.5-5.0%         3.5-5.0%       n/a           n/a
Annual increase in cost of benefits                           n/a              n/a   8.5-10.0%       8.5-10%
                                                                                    to 6% over    to 6% over
                                                                                      11 years      12 years
                                                         ========        =========   ========       =======

(1) Plan amendments relate to a charge in retiree contribution levels and plan eligibility requirements.

(2) 1998 amounts include Grist Mill covered employees.

(3) 1998 amounts include Grist Mill and Libby's covered employees.

                          45 International Home Foods

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)

         The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $12,341, $10,825 and $10,671, respectively, as of December 31, 1998 and $8,865, $7,678 and $4,416, respectively, as of December 31, 1997.

         The following table shows the components of pension and post-retirement benefit costs for the periods indicated:

                                                                                    For Years Ended December 31,
                                                                                    ----------------------------
Pension Cost:                                                                         1998                1997
                                                                                    --------           ---------
 Service cost                                                                        $3,630             $3,176
 Interest cost                                                                          713                234
 (Expected return on plan assets)                                                      (578)              (394)
 Recognized net actuarial loss/(gain)                                                    36                 (2)
 Amortization of transition obligation                                                    2                  2
 Amortization of prior service cost                                                      48                 50
                                                                                     ------             ------
 Net pension cost                                                                    $3,851             $3,066
                                                                                     ======             ======
Post-retirement Benefit Cost:
 Service cost-benefits earned attributable to service during the period              $1,233             $1,241
 Interest cost on the accumulated post-retirement benefit obligation                  1,492              1,202
 Recognized net actuarial (gain)                                                         (3)                --
 Amortization of transition obligation                                                   20                 --
                                                                                     ------             ------
Net post-retirement benefit cost                                                     $2,742             $2,443
                                                                                     ======             ======

         Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement medical benefit plans. The effects of a one percentage point change in the assumed health care cost trend rates would have the following effects:

                                                                      1% Point           1% Point
                                                                      Increase           Decrease
                                                                      --------           --------
Effect on total of service and interest cost components                $  615            $  (560)
Effect on post-retirement benefit obligation                           $5,190            $(4,767)
                                                                       ======            =======

     Prior to November 1, 1996, the Company participated in AHP's defined pension plans, certain defined contribution plans and post-retirement plan (these charges represented actual retiree benefit costs based on the ratio of the Company's participants to total AHP participants) for which the Company was charged $3,188, $955 and $3,239, respectively, for the period January 1, 1996 to October 31, 1996. For the period November 1, 1996 to December 31, 1996, the Company's defined benefit plan's costs and defined contribution plan's costs, were insignificant and the post-retirement cost was $482.

                                 Savings Plans

The Company sponsors a 401(k) defined contribution plan for nonunion employees. Employer contributions for the years ended December 31, 1998 and 1997 were $1,373 and $1,638, respectively. Employer contributions for the period from November 1, 1996 to December 31, 1996 were insignificant.

                              Multiemployer Plans

The Company also participates in union-sponsored multiemployer pension, life insurance and health and welfare plans which provide benefits to union employees located at the Company's facilities in Vacaville, CA and Danville, IL (Danville, IL plan was added in 1998). The Company's contributions to these plans were $3,002, $2,778 and $2,993 for the years ended December 31, 1998, 1997 and 1996, respectively.

-----------------------------------------------------
17   RELATED PARTY TRANSACTIONS
-----------------------------------------------------

Effective November 1, 1996, the Company entered into a 10-year monitoring and oversight agreement with an affiliate of its majority stockholder. The agreement provides for an annual fee of the greater of $1,000 or 0.1% of the budgeted consolidated net sales of the Company for the current year. In addition, effec-

                          International Home Foods 46
tive November 1, 1996, the Company entered into a financial advisory agreement with the affiliate under which the affiliate will be entitled to a fee of 1.5% of the transaction value, as defined, for each add-on transaction, as defined. In 1998, 1997 and 1996, the Company incurred monitoring and oversight fees of $1,749, $1,254 and $167, respectively, and financial advisory fees of $3,967, $3,607 and $19,320, respectively.

     The consolidated statements of income for periods through October 31, 1996 included the costs of certain administrative and other services provided by AHP. These services included treasury, tax, personnel, legal, environmental, safety, public relations, audit and other related costs, which on an annualized basis approximated $2,500 for 1996. Such charges are representative of costs which would have been incurred by the Company on a stand alone basis.

     AHP also charged the Company for its share of group insurance costs (medical, dental, basic life, etc.) based on AHP's historical claims experience and current claim trends and the ratio of the Company's employees to total AHP domestic employees. The charges, which are reflected in the accompanying consolidated statements of income, amounted to $9,143 for the 10 months ended October 31, 1996.

     The consolidated statements of income include rent for 35,000 square feet of space in AHP's corporate headquarters. The rent expense related to this space amounted to $946 for the year ended December 31, 1996. The Company vacated this space and relocated its corporate headquarters at the end of 1996.

     Various self-insurance coverages were provided to the Company through AHP's consolidated programs through October 31, 1996. Auto, property, product liability and other insurance coverages provided by AHP were allocated to the Company based on past claims history, exposure, trends and judgment. The charges, which are reflected in the accompanying consolidated statements of income amounted to $346 for the 10 months ended October 31, 1996.

     The Company purchased advertising through a wholly-owned subsidiary of AHP through 1996. The rates at which the Company purchased advertising reflected the rates obtained by the consolidated purchasing of AHP. The charges, which are reflected in the accompanying consolidated statements of income for the year ended December 31, 1996, amounted to $45,186.

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

     Following is an analysis of the activity in the Former Parent Company's Investment and Advances account for the ten months ended October 31, 1996:






                                                               Ten Months
                                                                    Ended
                                                              October 31,
                                                                     1996
                                                              -----------
Beginning balance
Former parent company's investment and advances                  $384,997
Net income                                                         84,559
Distribution of net income through parent
  company's investment and advances account                       (84,559)
                                                                 --------
                                                                  384,997
                                                                 --------
Changes in other assets and liabilities
  through the accounts:
Depreciation and amortization                                      15,093
Accounts receivable                                                (6,585)
Inventories                                                        10,903
Prepaid expenses and other current assets                            (820)
Other non-current assets                                               34
Accounts payable                                                    1,334
Accrued salaries, wages and benefits                                2,248
Accrued advertising and promotion                                    (168)
Other accrued liabilities                                             672
Other                                                               1,132
Purchases of plant and equipment, net                              (7,146)
                                                                 --------
                                                                   16,697
                                                                 --------
Effect of merger transaction                                     (630,661)
Issuance of common stock, additional paid-in
  capital, and foreign currency translation
  adjustment on November 1, 1996                                  262,361
                                                                 --------
Ending balance
  Parent company's investment and advances                       $     --
                                                                 ========

-----------------------------------------------------
18   STOCK COMPENSATION PLANS
-----------------------------------------------------

During 1996 and in prior years, certain employees of the Company were granted stock options under the AHP stock option plans. These options had a ten-year term and generally vested one year from date of grant. The AHP stock options awarded to Company employees during 1996 or prior were exercised, canceled or settled in cash by January 31, 1997, except for options granted to certain individuals who are now AHP retirees (some of whom are currently employed by the Company) which must be exercised over a three-year period ending November 1, 1999.

                          47 International Home Foods

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

     Effective October 23, 1997, the Company amended and restated the IHF Plan. The amended and restated plan is named the International Home Foods, Inc. 1997 Stock Option Plan (the Plan). The option term and vesting provisions, and number of shares authorized, are consistent with the IHF Plan. Certain options granted vest based on targeted stock prices. Effective June 12, 1998, the Company amended the Plan to increase the number of shares of common stock authorized for grant to 13,444,021.

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", but applies Accounting Principles Board Opinion No. 25 (APB No. 25) and related interpretations in accounting for its plans. No compensation expense was recognized for 1996 or for the first six months in 1997. In accordance with APB No. 25, during 1997 the Company recorded a non-cash stock option compensation charge of $46,366 including $44,673 for indexed options granted to senior management and other employees. In the third quarter of 1997, the variable exercise price of these options was fixed. Unearned stock compensation of $474 has been recorded as a reduction of paid-in-capital. This amount will be amortized to compensation expense as the related options vest. In 1998, $594 was recorded as a compensation benefit due to options that lapsed and were initially charged to expense. Estimated charges for the years 1999 and 2000 as these options vest are $267 and $207, respectively. If the Company had elected to recognize compensation cost based on the fair value of the options at the grant dates, consistent with the method prescribed by SFAS No. 123, net income and per share amounts would have been adjusted to the pro forma amounts indicated below:

                                        1998         1997         1996
                                      -------      -------      -------
Net income:
  As reported                         $16,463      $19,632      $82,961
  Pro forma                           $12,648      $43,632      $81,793
Basic earnings per share:
  As reported                         $  0.22      $  0.31      $  1.34
  Pro forma                           $  0.17      $  0.68      $  1.32
Diluted earnings per share:
  As reported                         $  0.21      $  0.30      $  1.34
  Pro forma                           $  0.16      $  0.66      $  1.32
                                      =======      =======      =======

Note: The pro forma disclosures shown above are not representative of the effects on net income and per share amounts in future years.

     The fair value of the AHP stock options used to compute pro forma net income disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                            1996
                                          -------
Expected volatility                         15.0%
Expected term                             4 years
Dividend yield                               4.3%
Risk-free interest rate                      6.4%
                                          ======

     1998 and 1997 pro forma net income and pro forma per share amounts are not impacted by AHP stock options, as there were no AHP options granted in 1998 and 1997.

     For IHF options granted in 1998, the following assumptions were used: a 45% volatility, 0% dividend yield, a four year expected term, and a weighted average risk-free interest rate of 4.79%.

     For IHF options granted before and after the date of the Company's initial filing for its public offering, in 1997, a 0% and a 20% volatility were assumed, respectively. A 0% dividend yield, expected term of four years, and a weighted average risk-free interest rate of 6.1% were utilized in 1997.

     IHF options granted in November 1996 were valued using the minimum value method permitted under SFAS No. 123 for companies which do not have publicly traded equity securities and the following assumptions: expected term of four years, 0% dividend yield, and 5.9% weighted average risk-free interest rate.

                          International Home Foods 48

     Presented below is a summary of the status of IHF stock options and the AHP options held by the Company's employees for 1998, 1997 and 1996:

                                                    1998                     1997                       1996**
                                             ------------------------------------------------------------------------------
                                                         Weighted                 Weighted                   Weighted
                                             Shares  Average Exercise  Shares  Average Exercise    Shares  Average Exercise
                                             (000's)  Price Per Share  (000's)  Price Per Share    (000's) Price Per Share
                                             ------- ----------------  -------  ---------------    ------- ----------------
IHF non-indexed options:
 Outstanding at beginning of year             7,751       $ 7.74           38        $ 5.33           --           --
 Granted                                      2,427       $16.50        4,162        $ 8.75           38       $ 5.33
 Exercised                                      429       $ 6.63           --            --           --           --
 Forfeited                                    1,115       $10.69          624        $ 5.33           --           --
 Other, transfer                                 --           --        4,175+       $ 6.40           --           --
 Outstanding at end of year                   8,634       $ 9.88        7,751        $ 7.74           38       $ 5.33
IHF options exercisable at end of year        4,950       $ 7.02        4,387        $ 6.73           38       $ 5.33
                                             ------       ------       ------        ------       ------       ------
IHF indexed options:
 Outstanding at beginning of year                --           --        4,175        $ 5.38           --           --
 Granted                                         --           --        1,314        $ 5.33        4,175       $ 5.33
 Forfeited                                       --           --        1,314        $ 5.33           --           --
 Other, transfer                                 --           --        4,175+       $ 5.76           --           --
 Outstanding at end of year                      --           --           --            --        4,175       $ 5.38
IHF options exercisable at end of year           --           --           --            --        4,081       $ 5.38
                                             ------       ------       ------        ------       ------       ------
AHP options:++
 Outstanding at beginning of year                --           --           --            --        1,394       $33.07
 Granted                                         --           --           --            --          153       $52.97
 Exercised                                       --           --           --            --          758       $32.64
 Forfeited/Expired                               --           --           --            --           12       $45.11
 Settled                                         --           --           --            --          150            *
 Outstanding at end of year                      --           --           --            --          627       $33.51
                                             ======       ======       ======        ======       ======       ======

* 150,000 AHP options were settled for $61.19 per option which represents the stock's fair value at November 1, 1996.

**  1996 amounts have been restated from amounts previously reported.

+ The indexed options originally issued with a grant price of $5.33 were fixed at $6.40 during 1997 and are included as non-indexed options as of December 31, 1998 and 1997.

++ Information pertaining to AHP options is not presented due to its insignificance.

     The weighted average fair values of IHF stock options granted during 1998 and 1997 were $7.71 and $3.73 per option, respectively. The weighted average fair value of AHP stock options granted during 1996 was $7.21 per option. The weighted average fair value of IHF non-indexed options granted in November 1996 was $5.97 per option. The IHF indexed options, which provided for an 8% per annum increase in exercise price, had no value under the minimum value method at December 31, 1996.

     As of December 31, 1998, the 8,634 stock options outstanding under the IHF plan have exercise prices ranging from $5.33 to $20.00 and a weighted average exercise price of $9.88. Such options have a remaining contractual life of approximately 8.5 years and 4,950 were exercisable at December 31, 1998. The following table summarizes the status of stock options outstanding and exercisable as of December 31, 1998, by range of exercise price:

---------------------------------------------------------------------------------------------------------------------------------
Range                Weighted Average                                                                          Weighted average
of Exercise              Shares                Remaining               Weighted Average         Shares         Exercise Price on
Prices                 Outstanding          Contractual Life            Exercise Price        Exercisable     Exercisable Options
------                 -----------          ----------------            --------------        -----------     -------------------
  $5.33-$9.06            5,612                  7.9 years                   $ 6.32                4,499              $ 6.37
$10.66-$15.00            1,909                  9.3 years                   $14.48                  445              $13.44
$17.10-$20.00            1,113                  9.9 years                   $19.94                    6              $17.24
=============            =====                  =========                   ======                =====              ======

                          49 International Home Foods

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)

     Stock options outstanding at December 31, 1998 which were issued with exercise prices equal to, less than and more than the market price of the stock on the grant date are as follows:

                                       Number of    Wtd. Ave.     Wtd. Ave.
Grants                                  Options  Exercise Price   Fair Value
                                        -------  --------------   ----------
Exercise price equals
  market price                           1,647        $ 6.94       $ 1.49
Exercise price less than
  market price                           4,471        $ 6.93       $11.39
Exercise price more than
  market price                           2,516        $16.99       $ 5.92
                                         =====        ======       ======

----------------------------------------------------------
19   COMMITMENTS AND CONTINGENCIES
----------------------------------------------------------

The Company has ongoing royalty arrangements with several parties, primarily representing licensing agreements for its wet spices business and for the use of characters in the Company's canned pasta business. The accompanying condensed consolidated statements of income include royalty costs which amounted to $539, $1,907 and $2,113 for the years ended December 31, 1998, 1997 and 1996.

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

     In the ordinary course of business, the Company enters into contracts for the purchase of certain of its raw materials and is involved in various pending or threatened litigation and claims. Although the outcome of any legal proceeding cannot be predicted with certainty, management believes through its discussions with counsel that its liability arising from or the resolution of any pending or threatened litigation or claims, in the aggregate will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

-----------------------------------------------------------
20   EXTRAORDINARY ITEM
-----------------------------------------------------------

In 1997, the Company recorded an extraordinary after-tax charge of $4.3 million, or $0.06 per share on a diluted basis (net of $2.9 million of related tax benefit) associated with the write-off of unamortized deferred financing costs included in other assets in connection with the Senior Bank Facilities amendment in November 1997.

-----------------------------------------------------------
21   EARNINGS PER SHARE
-----------------------------------------------------------

The computation of basic and diluted earnings per share ("EPS") is as follows:

                                        For the Years Ended December 31,
                                        ---------------------------------
(Shares in thousands)                     1998        1997         1996
                                        -------      -------      -------
Basic EPS computation:
  Net income available to
    common shares                       $16,463      $19,632      $82,961
  Average number of
    shares outstanding                   76,552       64,020       61,923
  Basic earnings per share              $  0.22      $  0.31      $  1.34
Diluted EPS computation:
  Net income available to
    common shares                       $16,463      $19,632      $82,961
  Average number of shares
    outstanding                          76,552       64,020       61,923
  Effect of dilutive stock options        3,248        2,223           --
                                        -------      -------      -------
  Total number of shares outstanding     79,800       66,243       61,923
  Diluted earnings per share            $  0.21      $  0.30      $  1.34
                                        =======      =======      =======


                         International Home Foods 50

22   IMPACT OF RECENT ACCOUNTING STANDARDS

On March 4, 1998 Statement of Position (SOP) No. 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use", was issued. The SOP was issued to address diversity in practice regarding whether and under what conditions the costs of internal-use software should be capitalized. SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. The Company does not expect future adoption of this statement in 1999 to have a material effect on reported results.

     In June 1998, SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", was issued to establish standards for accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. This statement requires all derivatives to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, reassessed and documented pursuant to the provisions of SFAS 133. This statement is effective for fiscal years beginning after June 15, 1999. The Company is currently evaluating the effect this statement will have on its financial statements.

23   LEASES

The Company leases certain facilities and equipment under operating leases. Rental expenses, aggregated $7,886, $4,181 and $1,884 for the years ended December 31, 1998, 1997 and 1996, respectively. Future minimum lease payments under noncancelable operating leases at December 31, 1998 are as follows:


1999                          $ 5,637
2000                            4,647
2001                            3,418
2002                            2,814
2003 and later years            7,220
                              -------
                              $23,736
                              =======


24   BUSINESS SEGMENT INFORMATION

The Company has three reportable business segments-Branded Products, Seafood, and Private Label and Foodservice. Branded Products is defined as U.S. grocery sales for the following products: Chef Boyardee, Libby's brand of canned meats, Southwest brands (Luck's, Ro*Tel, Dennison's and Ranch Style Brands), Specialty brands (PAM cooking spray, Polaner, Gulden's, Maypo, Wheatena, Maltex and G. Washington's) and Snack brands (Crunch 'n Munch, Jiffy Pop and Campfire). Seafood includes all sales for the Bumble Bee, Orleans and Libby's brand of canned seafood products, private label and foodservice seafood sales. Private Label and Foodservice includes all private label canned pasta, cooking spray, fruit snacks, ready-to-eat cereals, wholesome snack bars, pie crust and personal care products and the sales to foodservice distributors. The All Other category is comprised of sales to the military and the International division which includes branded, private label and foodservice sales in Canada, Mexico, Puerto Rico and other export sales.

     The Company sells the products in each of its segments primarily to grocery wholesalers and distributors, grocery stores and supermarkets, convenience stores, drug and mass merchants and warehouse clubs.

     The Company evaluates segment performance based upon segment operating income (earnings before interest expense, other (income) expense, net and income taxes excluding unusual or infrequently occurring items, restructuring charge and stock compensation expense (income)). Certain centrally incurred costs (Corporate), are not allocated to the operating segments. Asset and long-lived expenditure information is not available at the segment level, is not reviewed by the chief operating decision maker, and is therefore not disclosed.


                          51 International Home Foods

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)


The Company allocates certain charges, including depreciation, amortization, agent and broker commissions, storage, packing and shipping charges, and administrative costs for salaries, insurance and employee benefits, to its Branded Products segment, and to its Private Label and Foodservice segment based on a percentage of net sales.

                                                                  Private        Total
                                    Branded                      Label and     Reportable         All
                                    Products       Seafood      Foodservice     Segments         Other          Total
                                  ----------     ----------     ----------     ----------     ----------     ----------
1998
Net sales                         $  800,248     $  443,229     $  249,873     $1,493,350     $  206,250     $1,699,600
Segment operating income             158,939         30,677         35,634        225,250         31,431        256,681
Depreciation and amortization         19,960          5,817          7,135         32,912          4,018         36,930

1997
Net sales                            781,076        193,291        116,633      1,091,000        131,434      1,222,434
Segment operating income             151,213          9,524         17,185        177,922         23,449        201,371
Depreciation and amortization         19,344          2,355          1,444         23,143          2,196         25,339

1996
Net sales                            749,411             --         85,112        834,523        108,269        942,792
Segment operating income             126,306             --          8,847        135,153         22,330        157,483
Depreciation and amortization         16,179             --            942         17,121          1,237         18,358
                                  ==========     ==========     ==========     ==========     ==========     ==========


Reconciliation to Consolidated Results      1998         1997         1996
                                          -------       -------      -------
Segment operating income                  256,681       201,371      157,483
Less:
 Restructuring charge                     118,087            --        4,308
 Stock compensation (income) expense         (594)       46,366           --
 Corporate                                  9,141        11,355           --
                                          -------       -------      -------
    Total consolidated income from
          operations                      130,047       143,650      153,175
                                          =======       =======      =======


     In 1998, the Corporate line includes $8,148 of income that was not specifically allocated to the brands.

                               OTHER INFORMATION

Geographic Information:         1998          1997           1996
                              ---------     ---------       -------
Net sales:
 United States                1,514,856     1,113,352       855,237
 Foreign                        184,744       109,082        87,555
                              ---------     ---------       -------
  Consolidated                1,699,600     1,222,434       942,792
Long-lived assets:
 United States                  232,210       191,856       180,365
 Foreign                         30,561        18,339         5,637
                              ---------     ---------       -------
  Consolidated                  262,771       210,195       186,002
                              =========     =========       =======

25   SUBSEQUENT EVENTS (UNAUDITED)

On January 19, 1999, the Company through it's subsidiary Bumble Bee Seafoods, Inc. acquired the canned seafood brands and business of British Columbia Packers from George Weston Ltd. of Canada for a total purchase price of approximately $38.0 million ($CN 57.7 million). The acquisition was funded with borrowings under the Company's Senior Bank Facilities. In connection with the acquisition, the Company has revised the $230.0 million Revolving Credit Facility to allocate $37.5 million to the Canadian Facility.

     On February 5, 1999 the Company sold its Polaner fruit spreads and spices business to B&G Foods, Inc. for approximately $30.0 million in cash and anticipates a gain of approximately $17.0 million. The proceeds will be used to acquire assets useful in the Company's business.



                           International Home Foods 52

                        QUARTERLY RESULTS OF OPERATIONS

                (Dollars in Millions, Except Per Share Amounts)
                                  (Unaudited)


                                                                        Three Months Ended
                                                          March 31    June 30    September 30     December 31
                                                          --------    -------    ------------     -----------
Net sales:
  1998                                                   $   388.5   $   402.5   $   439.7       $   468.9
  1997                                                       244.6       249.9       349.5           378.5
Gross profit:
  1998                                                       186.7       193.0       208.5           218.0
  1997                                                       128.9       134.7       167.4           180.3
Operating income (loss):
  1998                                                        54.2        58.9       (50.8)(1)        67.7
  1997                                                        37.4        40.9         9.5 (2)        55.8
Income (loss) before extraordinary item:
  1998                                                        19.3        21.1       (49.0)(1)        25.1
  1997                                                         7.5         9.4       (10.8)(2)        17.9
Basic earnings per share, before extraordinary item:
  1998                                                   $    0.25   $    0.27   $   (0.63)(1)   $    0.34
  1997                                                   $    0.12   $    0.15   $   (0.17)(2)   $    0.25
Diluted earnings per share, before extraordinary item:
  1998                                                   $    0.24   $    0.26   $   (0.63)(1)   $    0.33
  1997                                                        0.12        0.15       (0.17)(2)        0.24
Net income (loss):
  1998                                                        19.3        21.1       (49.0)(1)        25.1
  1997                                                         7.5         9.4       (10.8)(2)        13.5
Basic earnings per share:
  1998                                                   $    0.25   $    0.27   $   (0.63)(1)   $    0.34
  1997                                                        0.12        0.15       (0.17)(2)        0.19
Diluted earnings per share:
  1998                                                   $    0.24   $    0.26   $   (0.63)(1)   $    0.33
  1997                                                        0.12        0.15       (0.17)(2)        0.18
                                                         =========   =========   =========       =========


(1) Includes restructuring charge of $118.1 million ($75.3 million, net of tax).

(2) Includes non-cash stock option compensation expense of $44.8 million ($27.0 million, net of tax).

                            STOCK MARKET INFORMATION

International Home Foods, Inc. common stock (symbol IHF) is traded on the New York Stock Exchange. The following table sets forth the range of high and low closing prices for each period since the Company's initial public offering in November 1997.

                                           1998                 1997
                                   --------------------  --------------------
                                      High       Low        High      Low
                                   ---------  ---------  ---------  ---------
First quarter                      $   34.50  $   25.25         --         --
Second quarter                         32.13      22.75         --         --
Third quarter                          25.63      12.88         --         --
Fourth quarter                         20.19      10.38  $   28.00  $   22.50
                                   =========  =========  =========  =========


                          53 International Home Foods

                            SELECTED FINANCIAL DATA
                (Dollars in Thousands, Except Per Share Amounts)



                                                             1998             1997              1996             1995       1994
                                                         -----------       -----------      -----------       --------   --------
STATEMENT OF OPERATIONS DATA:
Net sales                                                $   1,699.6(5)    $1,222.4)(3)     $     942.8       $  818.9   $  997.3
Gross profit                                                   806.2             611.3            497.9          420.7      534.2
Stock option compensation (income) expense                      (0.6)             46.4               --             --         --
Restructuring and other charges                                118.1                --              4.3             --         --
Operating income                                               130.0             143.7            153.2           68.6      159.2
Interest expense                                                96.0             104.9             17.1(1)          --         --
Income before extraordinary item                                16.5              23.9             83.0           39.2       95.9
Extraordinary loss, net of tax                                  --                 4.3               --             --         --
Net income                                                      16.5              19.6             83.0           39.2       95.9
Basic earnings per share                                 $      0.22       $      0.31      $      1.34             --         --
Diluted earnings per share                               $      0.21       $      0.30      $      1.34             --         --

BALANCE SHEET DATA:
Inventories                                              $     235.7       $     220.6      $     129.2       $  139.9   $  148.0
Working capital
  (excluding current portion of long-term debt)                195.1             175.5            107.6          120.6      197.1
Property, plant and equipment, net                             262.8             210.2            186.0          176.8      169.7
Total assets                                                 1,446.2           1,262.1            968.3          463.6      540.5
Long-term debt (including current portion)                   1,154.5             970.0          1,070.0(1)          --         --
Stockholders' equity (deficit)                                  29.9(6)           67.6(4)        (264.2)(2)      385.0      467.1

OTHER FINANCIAL DATA:
Depreciation and amortization                            $      40.0       $      30.1      $      19.0       $   30.2   $   26.4
Capital expenditures                                            31.0              13.6             11.9           24.2       31.1
                                                         ===========       ===========      ===========       ========   ========


(1) Effective November 1, 1996, the Company entered into a $770.0 million credit agreement and issued $400.0 million of 10 3/8 percent Senior Subordinated Notes in connection with the acquisition. Prior to November 1, 1996, the Company did not maintain a credit facility and accordingly, did not incur any interest expense.

(2) For the periods 1994 and 1995, and through October 31, 1996 the Selected Financial Data presented included the operations of the following indirect wholly-owned subsidiaries of American Home Products, Inc. (AHP): American Home Food Products, Inc. (now the Company) and its subsidiary M. Polaner, Inc., American Home Foods, Inc. (now I.H.F.P., Inc.), Luck's Incorporated, Canadian Home Products Limited (now International Home Foods (Canada), Inc.), and certain related assets owned by AHP (collectively, American Home Food Products) and its subsidiaries. Effective November 1, 1996 these entities and businesses constituted International Home Foods, Inc., which was acquired through a leveraged recapitalization (See Note 1).

(3) In 1997, the Company acquired Bumble Bee Seafoods, Inc. and Subsidiaries (effective July 1, 1997), Productos Del Monte (effective October 1, 1997), Creative Products, Inc. (effective October 1, 1997), and Orleans Seafood, Inc. (effective November 24, 1997). The 1997 combined net sales of these acquired companies totaled $228.3 million from their respective dates of acquisition.

(4) In November 1997, the Company completed the issuance of 12.1 million common shares, through an initial public offering, resulting in net proceeds of $224.9 million. (See Note 15.)

(5) In 1998, the Company acquired Puritan (effective March 9, 1998), Grist Mill Co. (effective April 14, 1998) and Libby's (effective September 8, 1998). The 1998 combined net sales of these acquired companies totaled $161.4 million from their respective dates of acquisition. The Company also benefited from a full year of net sales from the companies acquired in 1997.

(6) On October 23, 1998, the Company purchased 4.4 million shares of its common stock from AHP Subsidiary Holding Corporation for approximately $57.2 million and presently holds the shares in treasury. (See Note 15.)


                           International Home Foods 54

                             OFFICERS AND DIRECTORS

CORPORATE OFFICERS                      BOARD OF DIRECTORS                          TRANSFER AGENT
C. DEAN METROPOULOS                     C. DEAN METROPOULOS                         Bank of New York
Chairman of the Board of Directors      Chairman of the Board of Directors          101 Barclay Street
and Chief Executive Officer             and Chief Executive Officer,                New York, New York 10007
                                        Executive Committee
N. MICHAEL DION                                                                     ANNUAL MEETING
Senior Vice President and               THOMAS O. HICKS                             May 5, 1999, 2:00pm
Chief Financial Officer                 Chairman and Chief Executive Officer        The Madison Hotel
                                        of Hicks, Muse, Tate & Furst                One Convent Road
M. KELLEY MAGGS                                                                     Morristown, New Jersey 07960
Senior Vice President, Secretary        L. HOLLIS JONES
and General Counsel                     President of Hollis Jones, Inc.             CORPORATE HEADQUARTERS
                                        Audit Committee                             International Home Foods, Inc.
ANDREW S. ROSEN                                                                     1633 Littleton Road
Vice President and                      MICHAEL J. LEVITT                           Parsippany, New Jersey 07054
Assistant Secretary                     Managing Director and Principal of          973-359-9920
                                        Hicks, Muse, Tate & Furst
LYNNE M. MISERICORDIA                   Audit Committee                             STOCK LISTING
Treasurer                                                                           International Home Foods, Inc.
                                        M. L. LOWENKRON                             (ticker symbol IHF) is listed on
                                        Audit Committee,                            the New York Stock Exchange.
                                        Compensation Committee
                                                                                    Common shares outstanding at
                                        MICHAEL J. CRAMER                           February 28, 1999: 73,334,727
                                        Chief Operating Officer
                                        Southwest Sports Group, Inc.                Approximate number of
                                                                                    stockholders: 4,925
                                        JOHN R. MUSE
                                        Managing Director and Principal             STOCK PRICE
                                        of Hicks, Muse, Tate & Furst                High: $34.50  March 18, 1998
                                                                                    Low:  $10.38  October 13, 1998
                                        ROGER T. STAUBACH
                                        Chairman and Chief Executive Officer        The Company has not paid cash dividends on
                                        of The Staubach Company                     the common stock, has no present plans to do
                                        Audit Committee, Compensation Committee     so and is restricted by the Senior Bank
                                                                                    Facilities from paying dividends (Note 11).
                                        CHARLES W. TATE
                                        President of Hicks, Muse, Tate & Furst      OTHER REPORTS
                                        Compensation Committee,                     Copies of the Annual Report on Form 10-K are
                                        Executive Committee                         available without charge.
                                                                                    Contact:
                                                                                    Investor Relations
                                                                                    International Home Foods, Inc.
                                                                                    1633 Littleton Road
                                                                                    Parsippany, New Jersey 07054
                                                                                    800-639-9865

                      [INTERNATIONAL HOME FOODS, INC LOGO]