Form 10-K, Exhibit 13
period 1999-12-31
INTERNATIONAL HOME FOODS INC
filed 2000-03-29
CIK 1027881

EXHIBIT 13.1  ANNUAL REPORT 1999

                                                                    EXHIBIT 13.1
[IHF LOGO]

INTERNATIONAL HOME FOODS, INC.
ANNUAL REPORT 1999


                                   [PICTURE]

                                    CONTENTS

2    To Our Shareholders

4    Chef Boyardee

6    Seafood

8    Specialty & Snacks

10   Canned Meat

12   Southwest

14   Store Brands, International & Foodservice

16   Brands in Detail

23   Financial Information

                                   [PICTURE]

[IHF LOGO]

International Home Foods was formed in 1996 to be an entirely different kind of food company, one that would stand out in its crowded and competitive field. To do that we dedicated ourselves to a focused growth strategy that would set us apart from our competitors, deliver superior results and build shareholder value. Our adherence to that strategy has been validated by the creation of a solid platform for continued growth, and, in 1999, our best results to date. Here's a brief summary of that strategy, as well as the results we have achieved so far.


o Strategy: Generate substantial growth in sales, earnings and earnings per share.

         Result: Net sales in 1999 were $2.14 billion, representing an increase of 127% from 1996. Our operating profit was $288 million in 1999, up 83% since 1996, excluding 1996 restructuring charges. And in 1999 earnings per share were $1.50, excluding non-recurring charges, representing an increase of 178% from $0.54 in 1996, on a pro forma basis.


o        Strategy: Leverage the success of our core brand names.

         Result: Over the last three years, we've improved our products, upgraded our packaging, introduced more than 30 new products and line extensions and entered new markets and segments.

o Strategy: Focus on the higher growth opportunities of Store Brands, International and Foodservice markets.

         Result: Combined sales in these three businesses have increased 278% since 1996.

o        Strategy: Complete a series of strategic and accretive acquisitions.

         Result: We have now completed and successfully integrated nine acquisitions.

o Strategy: Achieve significant productivity improvements in every area of the company.

         Result: We have achieved annual cost savings of at least $20 million each year.

o Strategy: Create a new company culture dedicated to an entrepreneurial business approach.

         Result: We have outperformed the competition because of our faster decision making, greater flexibility, innovative thinking and superior execution.

FINANCIAL HIGHLIGHTS

                                  127% growth


 1996          1997         1998          1999

 $943        $1,222       $1,700        $2,144


NET SALES
(in millions)

CAGR(4) 32%



                                   83% growth



 1996         1997         1998          1999

$157(1)       $190         $248          $288


OPERATING PROFIT(2)
(in millions)

CAGR(4) 22%


                                  178% growth


 1996          1997         1998         1999

$0.54(1)     $0.79         $1.15        $1.50


EPS(3)
($ per share)

CAGR(4) 41%




For The Years Ended December 31,                               1999           1998           1997
--------------------------------------------------         ------------   ------------   ------------
(In millions, except ratios and per share amounts)

Net sales                                                  $    2,144.4   $    1,699.6   $    1,222.4
Operating profit(2)                                               287.6          248.1          190.0
Net income(3)                                                     114.4           91.8           52.1
Diluted earnings per share(3)                                      1.50           1.15           0.79

Depreciation and amortization                                      42.7           40.0           30.1
Capital expenditures                                               44.7           31.0           13.6
Cash flow from operations                                         152.2          163.3           71.9
EBITDA(5)                                                         325.6          282.5          214.6
Total debt                                                      1,176.0        1,217.1        1,010.0

Debt/EBITDA                                                        3.6x           4.3x           4.7x
EBITDA/Net interest expense(6)                                     3.4x           3.1x           2.2x



(1) Pro forma to reflect a full year of interest expense and excludes a restructuring charge of $4.3 ($2.6, net of tax).

(2) Excludes a restructuring charge of $118.1 ( $75.3, net of tax ) in 1998 and a non-cash stock option compensation charge of $46.4 ( $28.1, net of tax ) in 1997.

(3) Excludes a non-cash deferred tax restructuring charge of $20.6 and a gain on sale of Polaner of $15.8 ( $9.6, net of tax ) in 1999, a restructuring charge of $118.1 ( $75.3, net of tax ) in 1998, a non-cash stock option compensation charge of $46.4 ( $28.1, net of tax ) and an extraordinary loss of $4.3, net of tax in 1997.

(4)  Compounded Annual Growth Rate.

(5) EBITDA ( earnings before interest, taxes, depreciation and amortization ) excludes a $15.8 gain on the sale of Polaner in 1999, $118.1 for restructuring charges in 1998, a $46.4 non-cash stock option compensation expense and an extraordinary loss of $4.3, net of tax in 1997.

(6) Excludes amortization of the deferred financing portion of interest expense.

Chef Boyardee(R), Bumble Bee(R), Louis Kemp(R), PAM(R), Franklin Crunch `n Munch(R), Spreadables(R), Gulden's(R), Campfire(R), Ranch Style(R), Luck's(R), Dennison's(R), Ro*Tel(R), Jiffy pop(R), Puritan(R), Fraser Farms(R), Grist Mill(R), Orleans(R), Clover Leaf(R), Paramount(R), Seafest(R), Captain Jac(R), Pacific Mate(R), Harris(R), Broadcast(R), Wheatena(R), Maypo(R), Maltex(R) and
G. Washington's(R) are our registered trademarks. Libby's(R) is a registered trademark licensed to the Company through 2013.

TO OUR SHAREHOLDERS AND EMPLOYEES:


         We are pleased to report that 1999 was an excellent year for International Home Foods, Inc., representing our best performance yet.

         The Company's sales, net income and earnings per share increased significantly from the previous year. Driven by impactful marketing spending, the sales of each of our major brands and every one of our business segments were up year-to-year as we passed the $2 billion sales mark, and virtually all of our major brands gained market share in their respective categories.

         We also made two important acquisitions that broadened our Seafood portfolio into new segments, new distribution systems and new countries. And we significantly reduced the cost of our operations, improving the gross margins on our base business for the third consecutive year. Above all, the past year's performance clearly validated our pursuit of the focused strategy that we adopted when we formed this Company at the end of 1996, and it underscored our potential for sustained growth.

         FINANCIAL PERFORMANCE

         Sales for 1999 were $2.14 billion, up 26% from 1998. Importantly, organic sales, excluding the sales of the Company's 1998 and 1999 acquisitions and divestitures, increased by $119.2 million or 8%. This very high level of internal growth, confirms the vitality of our base business and represents a performance level that places us in the top tier of the North American food industry.

         Excluding the 1998 and 1999 non-recurring items, net income for 1999 was $114.4 million, an increase of 25% over the prior year.

         Diluted earnings per share were $1.50, excluding the impact of a non-cash tax restructuring charge of $20.6 ~million recorded in the third quarter and a $9.6 million gain from the company's sale of Polaner fruit spreads and spices in the first quarter. That represents a significant 30% increase over the 1998 earnings per share of $1.15, which excludes the third quarter 1998 restructuring charge.

         POISED FOR GROWTH

         In last year's annual report, we enumerated the reasons why we believed our Company was well-poised for growth. In the three short years since our inception, we assembled a roster of top brands that had unrealized potential. We upgraded many of our products, contemporized our packaging and developed numerous new products. We consistently demonstrated a willingness to acquire other companies or leading brands that represented a good strategic fit. Through hard-won experience, we came to understand how to best spend our advertising and promotional dollars within a cohesive marketing plan. We realized the value of focusing our sales and service teams around key customers. We made a commitment to improving margins by streamlining our manufacturing, distribution and general and administrative expenses. And we put in place an aggressive management team that was experienced, results-oriented, innovative and dedicated to a more entrepreneurial culture. When we considered those assets in the context of our strategic plan, detailed on the inside front cover of this report, we were confident that our Company was ready for strong growth in 1999.

           [PICTURE OF C. DEAN METROPOULOS AND LAWRENCE K. HATHAWAY]

         BRAND POWER

         Across the board, our well-recognized brands asserted their leadership and capitalized on all the new marketing initiatives introduced in 1998 and 1999. Chef Boyardee canned pasta sales rose 8%, while our market share grew to 58%. And Chef Boyardee stimulated the canned pasta category to its best performance in six years.

         Total Seafood sales rose 53% due to organic growth of 12%, as well as the acquisitions of the Clover Leaf, Paramount and Louis Kemp businesses. We successfully repositioned the Company as a leading provider of a complete line of seafood products for retail and foodservice customers.

         Other brands also excelled. Propelled by advertising, new products and "pay for performance" promotions, the sales of PAM cooking spray were up 19% and PAM's market share rose to 52%. Sales of Ro*Tel, which we began to distribute nationwide at the end of the year, were up 30%. And, on the strength of nine new products, Libby's canned meats entered six new canned meat segments and gained momentum throughout 1999.

         BEYOND BRANDS

         There was also a lot of excitement in our non-branded businesses. Our new Store Brands division, created by the consolidation of our existing Private Label business with the Grist Mill and Creative Products acquisitions, is a strong player in the growing store brands arena, leveraging IHF's brand, marketing and logistical power for retailers and consumers. The current trend toward more retail consolidation should help accelerate the growth of private label products. Our Foodservice division once again achieved solid double-digit growth, and International sales were also up, led by strong performances in Mexico and Canada.

         LOOKING AHEAD

         Our plant consolidation plan is on track to be completed in 2000 which will continue to contribute to additional margin expansion. We will also aggressively pursue marketing and sales initiatives to grow internally, and we have ample financial flexibility to fund additional strategic acquisitions.

         For the future, we are confident that we are strategically, operationally and financially well-positioned for ~continued growth.

         Finally, we will continue to strive to differentiate ourselves from our competitors by pursuing our focused ~growth strategy.



/s/ C. DEAN METROPOULOS                          /s/ LAWRENCE K. HATHAWAY

C. Dean Metropoulos                              Lawrence K. Hathaway
Chairman of the Board, Chief Executive Officer   President and Chief Operating Officer

CHEF BOYARDEE


REVITALIZING THE CATEGORY


We stimulated Chef Boyardee's growth through new product introductions, targeted advertising and increased distribution. To broaden our consumer base, we introduced innovative and distinctive new products. The two most recent additions to the Chef Boyardee line, Homestyle and Overstuffed(TM), already account for 8% of category dollar sales. That's a great sign for the future - and for our leadership position - as we've established a platform for sustainable growth.

Through our TV advertising, we changed the way we talk to ~our consumers, particularly the moms who drive our sales, with our "Say Yes to Chef" campaign. We also targeted teens with our sponsorship of the World Wrestling Federation
(WWF). In addition, our sales organization significantly increased our distribution base by using our leverage at the retail level to improve Chef Boyardee's position on supermarket shelves.

As a result of all of these efforts, the canned pasta category, which already accounted for more than a half billion dollars in sales, experienced its largest growth in six years. Overall, our canned pasta sales increased by 8% and we grew our market share to 58% from 55% in 1998.

#1

CHEF BOYARDEE IMPROVED~ITS MARKET SHARE LEADERSHIP POSITION BY THREE POINTS TO 58%.

                                   [PICTURE]

IN 1999, WE REORIENTED OUR TELEVISION ADVERTISING toward our key target audiences, moms and teens, with our "Say Yes to Chef" ad campaign and our tie-in to one of TV's hottest properties, the World Wrestling Federation.

                                   [PICTURE]

OUR SALES WERE SPURRED by the success of new products like Overstuffed Ravioli, stuffed with nearly twice as much filling as our regular raviolis and made from top-quality ingredients including special herbs and spices. New for 2000:
Spaghetti and Jumbo Meatballs and Overstuffed ~Sausage Ravioli.

                                   [PICTURE]

                                   [PICTURE]

CONSUMERS ARE ALWAYS TRYING TO FIND FOOD that's wholesome, nutritious and convenient. Chef Boyardee canned pastas, meals in themselves, have proved to be just what they're looking for.

                                   [PICTURE]

+8%

CANNED PASTA SALES ROSE 8% IN 1999.


LET'S FACE IT, KIDS' TASTES CHANGE as they get older. So we've developed new varieties to keep up with them by introducing our Homestyle line. New for 2000:
Chicken Parmesan and Chicken Alfredo.

                                   [PICTURE]

#1

OUR SEAFOOD BRANDS ARE NOW #1 IN SEVEN SEGMENTS - ALBACORE TUNA, SALMON, SHRIMP, CRAB, ANCHOVIES, BRISLING SARDINES AND SURIMI.

                                   [PICTURE]

AS MORE AND MORE AMERICANS LOOK TO SEAFOOD as a healthy alternative to meat and chicken, Bumble Bee is ideally positioned as the nation's leading, full-line provider of nutritious and convenient seafood products.


                                   [PICTURE]

SEAFOOD

EXPANDING OUR PORTFOLIO

In July 1997 we acquired Bumble Bee Seafoods, which at that time was a $400 million domestic tuna business, and began to execute a strategy to build a substantially larger seafood company with a much broader branded portfolio. To achieve that objective, we are aggressively pursuing the following four-point strategy:

    1. Strengthen our base tuna and salmon businesses

    2. Expand internationally

    3. Expand into specialty seafood

    4. Grow beyond the can

In 1999, we made major progress in executing this strategy. We strengthened our position internationally with the acquisition of Clover Leaf and Paramount, the number one tuna and salmon brands in Canada. We also assumed control of, and dramatically revived, the Libby's salmon business. With the acquisition of Louis Kemp, the nation's leading brand of surimi (imitation crabmeat), we moved into the refrigerated and frozen categories for the first time. And Louis Kemp's variety of packaging formats offers a new avenue for growth and a wider range of product opportunities.

                                   [PICTURE]

WITH OUR ACQUISITION OF LOUIS KEMP SEAFOODS, we added to our portfolio the nation's leading brand of surimi and continued to grow "beyond the can" by moving into the frozen foods and refrigerated aisles.

+53%

DRIVEN BY INTERNAL GROWTH OF 12% AND THE ACQUISITIONS OF THE CLOVER LEAF, PARAMOUNT AND LOUIS KEMP BUSINESSES, SEAFOOD SALES ROSE 53% IN 1999.


                                   [PICTURE]

ESTABLISHING A POSITION in international markets is a key component of our growth strategy and with the acquisition of the Clover Leaf and Paramount businesses, we became the leader in canned tuna and salmon in Canada.

                                   [PICTURE]

THANKS TO OUR ON-GOING MARKETING EFFORTS, consumers are coming to think of PAM as more than the nation's most popular, all-natural cooking spray; it's also an ingredient that can be part of many healthy recipes.

#1

PAM'S MARKET SHARE LEADERSHIP ROSE FOUR POINTS TO 52% IN 1999.

                                   [PICTURE]

+19%

DRIVEN BY NEW PRODUCTS AND INCREASED MARKETING AND PROMOTIONAL SUPPORT, PAM'S SALES WERE UP A SUBSTANTIAL 19% IN 1999.

                                   [PICTURE]

SPECIALTY & SNACKS

WIDENING OUR CATEGORY LEADERSHIP

PAM is by far the leading cooking spray in its category - our market share rose to 52% from 48% in 1998. And as the leader, it's our responsibility to drive category growth through innovative new products, product positioning and special packaging. We're doing that in a lot of ways. We have, for instance, introduced new PAM lemon and garlic flavors. Through in-store demonstrations and advertising - "It's OK to Spray" - we have positioned PAM as a healthful, convenient cooking aid. And we have successfully penetrated the non-grocery channel with products like PAM for the Grill. Our leadership mindset is paying off as PAM widened its share leadership despite a flurry of new competitive entries.

                                   [PICTURE]

FOR MUSTARD, THERE'S NO BETTER PROMOTIONAL LINK than baseball and hot dogs, and, starting in 2000, Gulden's will be capitalizing on that connection as the official mustard of Major League Baseball.

                                   [PICTURES]

IN 1999, CRUNCH `N MUNCH BEGAN TO TAKE ADVANTAGE of a new distribution tool - direct store delivery or DSD - to make sure that the shelves in supermarkets and convenience stores were fully stocked. In 2000, we will continue this effort and expand it to include our latest introduction to the snacks category, Jiffy pop popcorn in a bag.

CANNED MEAT

BUILDING A NEW GROWTH PLATFORM

When we purchased the Libby's canned meat business in late 1998, we acquired a line of leading canned meat products. We also obtained a valuable license which will allow us to leverage the tremendous brand equity that the Libby's name has in North America. People know and trust Libby's.

Since the acquisition, we have built on that brand equity by improving the product quality, contemporizing packaging graphics and expanding distribution. And at the end of 1999, we took the biggest step yet, expanding across the entire canned meats category. Canned meats account for $1.2 billion in annual sales, but Libby's had competed in less than 25% of the category. During the fourth quarter, we introduced nine new products, three of which were new formulations, that put us in virtually every canned meat segment, including chili, stew, luncheon meats, sloppy joes and sandwich spreads. Supported with aggressive promotional activity, these entries extend an already trusted name into new segments that account for nearly $900 million in annual sales, positioning Libby's for dynamic growth in 2000.

$100M

LIBBY'S GROCERY SALES CONTRIBUTED MORE THAN $100 MILLION IN 1999.

                                   [PICTURE]

WE ARE THE #1 BRAND IN THE $44 MILLION CORNED BEEF SEGMENT and a strong #2 brand in the $126 million Vienna sausage segment.

                                   [PICTURE]

+9

WITH THE ADDITION OF NINE NEW ITEMS, LIBBY'S IS NOW REPRESENTED ACROSS THE ENTIRE CANNED MEATS CATEGORY.

                                   [PICTURE]

DENNISON'S SALES INCREASED IN 1999 thanks to improved product quality and new, more contemporary package graphics.

+12%

SALES OF DENNISON'S CHILI, ONE OF OUR STRONG REGIONAL BRANDS, ROSE 12% IN 1999.

TODAY, DENNISON'S OFFERS A WIDER VARIETY of products than ever before, including chicken, turkey and 99% fat-free chilies.

                                   [PICTURE]
                                                                              11

SOUTHWEST

GENERATING INTERNAL GROWTH

For Ro*Tel, 1999 was a year of significant internal growth as a result of increased sales in our core southwestern markets and aggressive expansion into new markets, coupled with the introduction of new products. We supported the Ro*Tel diced tomatoes national rollout with a series of high-profile marketing programs, including a print campaign, TV advertising and trial-generating coupons. And we added to Ro*Tel's momentum by unveiling a new high potential product in Texas, Ro*Tel Pico de Gallo Salsa. This product line gives us an initial position in a $660 million category, and we have already risen to be the #3 salsa in Texas, surpassing such longstanding brands as Old El Paso(R) and Taco Bell(R).

RO*TEL HAD A GREAT YEAR IN 1999, and an important element of the success story was our promotional positioning of flavored diced tomatoes as a cooking ingredient.

                                   [PICTURE]

+30%

SPURRED BY NEW PRODUCTS, CONSUMER PROMOTIONS, ADVERTISING AND A NATIONAL ROLLOUT, TOTAL RO*TEL SALES ROSE 30% IN 1999.


                                   [PICTURE]

ROLLED OUT IN TEXAS DURING 1999, Ro*Tel's Pico de Gallo Salsa is already #3 in this attractive market. We will be introducing new additions to our salsa line in 2000.

RANCH STYLE IS THE ONLY BRAND IN THE SOUTHWEST to offer retailers the full line of beans - pork and bean, baked, refried and ingredient.

                                   [PICTURE]

+8%

LUCK'S BEANS WERE GIVEN A BOOST IN NON-SUPER-MARKET CHANNELS SUCH AS FOOD CLUBS AND DOLLAR STORES, LEADING TO AN 8% INCREASE IN SALES IN 1999.

LUCK'S COUNTRY STYLE BEANS GIVE CONSUMERS that slow-cooked flavor that's unique to the brand.

                                   [PICTURE]

STORE BRANDS

REDEFINING STORE BRANDS

Sales of store brands in supermarkets have increased steadily over the past few years, a trend that is expected to accelerate with continued retail consolidation. Store brands is a segment overdue for an entirely new way of thinking and acting, and few companies are as well positioned as IHF to do that. We've taken our existing private label products and created an identity and image comparable to the branded competition. As a first step, we've combined our existing IHF private label business with two of our acquisitions, Grist Mill and Creative Products, to create a unified Store Brands division.

We bring to our store brands customers all of the power of IHF - our brand and logistical strength, and our category management capability. We have products in 13 store brands categories so we can give our customers the cost benefits and efficiency of one-stop shopping.

We are bringing to the retailer the experience and knowledge we've gained in the branded product business to introduce innovative ideas, including higher-end products like granola and fruit snacks, and licensing agreements that have put Curious George(R) and NFL MVP Kurt Warner on our store brands packaging.

                                   [PICTURE]

WE HAVE BROUGHT AN AGGRESSIVE, BRANDED APPROACH to the store brands segment, breaking the mold by introducing higher-end products and by entering into licensing agreements for popular characters and sports heros like Curious George and NFL MVP Kurt Warner.

                                   [PICTURE]

+27%

DRIVEN BY ACQUISITIONS, STORE BRANDS SALES ROSE 27% IN 1999.

INTERNATIONAL

INCREASING OUR MARKET COVERAGE

                                   [PICTURE]

LIBBY'S AND CHEF BOYARDEE are familiar names in many foreign countries, giving us opportunities to introduce new products under these brand names.

                                   [PICTURE]

#1

INTERNATIONALLY, WE HAVE THE LEADING BRANDS IN SEVERAL IMPORTANT CATEGORIES, INCLUDING TUNA, CANNED PASTA, CANNED STEWS AND COOKING SPRAY IN CANADA, AND CANNED CORN AND CATSUP IN MEXICO.


FOODSERVICE

CAPITALIZING ON A SIGNIFICANT GROWTH OPPORTUNITY

+19%

DRIVEN BY INTERNAL GROWTH AND ACQUISITIONS, FOODSERVICE SALES INCREASED 19% IN 1999.

                                   [PICTURE]

THE ABILITY TO PROVIDE OUR CUSTOMERS with a wide variety of products has contributed to the success of the Foodservice business.

                                   [PICTURE]

[CHEF BOYARDEE LOGO]

CHEF BOYARDEE

IT WAS THOUGHT THAT GROWTH IN THE CANNED PASTA CATEGORY HAD LEVELED OFF. WE PROVED OTHERWISE IN 1999, REVITALIZING THE CATEGORY BY IMPLEMENTING AN AGGRESSIVE AND INNOVATIVE APPROACH TO PRODUCTS AND PROMOTIONS. AS A RESULT, OUR CANNED PASTA SALES WERE UP 8%, OUR MARKET SHARE ROSE TO 58% AND WE PROPELLED THE CATEGORY AS A WHOLE TO ITS LARGEST GROWTH IN SIX YEARS. HERE'S HOW WE DID IT:

WHAT'S NEW AT CHEF BOYARDEE

To grow the category, we have to broaden our consumer base and, thanks to the innovative products we've introduced over the last two years, we've succeeded on three fronts: keeping current consumers longer, bringing back former Chef Boyardee consumers and attracting new consumers to the category.

The two most prominent additions to the Chef Boyardee line have been Homestyle and Overstuffed, which already account for 8% of the category. Homestyle, with its top quality ingredients and healthful recipes, targets an older audience and palate, while Overstuffed appeals to consumers with heartier appetites who are looking for a nutritious, wholesome and convenient meal. Building on the success of these lines, we'll be introducing two new recipes for both Homestyle and Overstuffed in 2000.

ADVERTISING

How and where we spend our promotional dollars is pivotal to sales growth, and in 1999 all of our products benefited from TV advertising that targeted two key audiences, moms and teens.

Our ads extended the popular "Say Yes to Chef" campaign that reminds moms that Chef Boyardee products are not only a hit with their kids but also nutritious. And we reached teens with ads featuring stars from the World Wrestling Federation (WWF). The spots were tremendously impactful and also a springboard for some eye-catching in-store displays and promotions. In 2000, we'll add another hot property by introducing ads that spotlight the Joe Gibbs' NASCAR Racing team of Bobby LaBonte and Tony Stewart.

ON THE SHELF

Where the product sits on the shelf is an important part of our sales success, and in 1999, in a store-by-store campaign, we used the leverage that comes with being the category leader to improve our product location. All-family items are now at eye level where moms will see them and kid-oriented products are on lower shelves, giving consumers an entire section of Chef Boyardee products to choose from.

                                    [LOGOS]

SEAFOOD

WHEN WE ACQUIRED BUMBLE BEE IN 1997, OUR MISSION WAS TO TRANSFORM THE COMPANY FROM A LEADING BUT NARROWLY FOCUSED TUNA PRODUCER INTO A GLOBAL PROCESSOR AND MARKETER OF A WIDE RANGE OF SEAFOOD PRODUCTS. THANKS TO THE STRICT ADHERENCE TO OUR FOUR-POINT STRATEGIC PLAN (DETAILED ON PAGE 7), WE'RE WELL ON OUR WAY. IN 1999, TOTAL SALES REACHED A RECORD $679 MILLION, INCLUDING A DRAMATIC INCREASE IN INTERNATIONAL SALES, AND OUR BRANDS ARE NOW THE LEADERS IN SEVEN SEAFOOD SEGMENTS IN THE UNITED STATES, INCLUDING ALBACORE TUNA, SALMON, SHRIMP, CRAB, SURIMI, ANCHOVIES AND BRISLING SARDINES.

GROWTH THROUGH ACQUISITION

One of the most effective ways in which we've broadened our range of products and market reach has been through acquisitions. In 1997, we purchased Orleans, adding canned shrimp, crab, clams and oysters to our portfolio. Through our acquisition of Libby's canned meats in 1998, we took over - and dramatically revived - Libby's canned salmon business. In 1999, we picked up speed on the acquisition front by purchasing the Clover Leaf and Paramount businesses as well as Louis Kemp Seafoods. In addition, we entered into an agreement with Norway Foods to distribute King Oscar(R), the leading brand of brisling sardines and anchovies in the United States.

CLOVER LEAF AND PARAMOUNT

The acquisition of the Clover Leaf and Paramount businesses in January 1999 gave us an important foothold in markets outside of the United States. Clover Leaf is the leading brand of canned seafood in Canada with a market share of 50% in the salmon category and 39% in the tuna category. Paramount provides a secondary brand in Canada and a strong presence in several seafood categories in Australia.

LOUIS KEMP

In mid-1999, we acquired Louis Kemp Seafoods, the nation's leading brand of surimi (imitation crabmeat). The acquisition not only added another top brand to our roster, as Louis Kemp is the category leader with a 55% market share, but also helped us in our continuing strategy of moving "beyond the can" by adding refrigerated and frozen products as well as greater distribution capability to our lineup.

                                    [LOGOS]

SPECIALTY & SNACKS

OUR SPECIALTY & SNACKS GROUP BOASTS A LIST OF GREAT BRANDS, INCLUDING PAM COOKING SPRAY, GULDEN'S MUSTARD AND CRUNCH 'N MUNCH GLAZED POPCORN AND PRETZELS. IN 1999, SALES FOR THE GROUP ROSE 6%, DRIVEN BY AN ESPECIALLY STRONG PERFORMANCE BY PAM, WHICH RECORDED A 19% RISE IN SALES.

PAM

One of IHF's greatest strengths is its roster of leading brands, and one of our greatest opportunities since we were formed has been to take advantage of what had sometimes been unrealized potential. PAM, the long-time category leader that had not grown its market share for a number of years, is a terrific example. In 1999, we put PAM's leadership status to work, taking charge of the category as a whole by asserting ourselves as its trendsetter and innovator. We increased advertising support and carried out price promotions at key times such as baking season. To position PAM as an ingredient, we continued to promote our lemon and garlic flavors. And PAM for the Grill made headway in non-grocery channels. It all added up to a very impressive performance. At a time when there were a number of new competitors to the category, our sales rose 19% and our market share climbed to 52%.

GULDEN'S

For Gulden's, one of our key initiatives in 1999 was to extend the traditional Memorial Day to Labor Day mustard season through recipe promotions in the first and fourth quarters. In addition, our new Zesty Honey Mustard proved so successful in test markets that distribution was expanded to 11 markets. As we head into 2000, we will be strengthening our affiliation with baseball - we had already been the official mustard of the New York Yankees - by becoming the official mustard of Major League Baseball.

CRUNCH 'N MUNCH

In the snack world, the product has to be there when the consumer's urge strikes, and we're addressing that "impulse buy" by offering new snack-pack sizes that can be found in convenience stores, at the checkout line and on the shelves of grocery stores. In 1999, we tested a new distribution tool, direct store delivery or DSD, to keep the product in front of the consumers. Based on the success of this test, we will take Crunch 'n Munch to the majority of the United States in 2000. On the promotional front, Crunch 'n Munch, along with Chef Boyardee, will get great visibility this year as one of the co-sponsors of the highly successful Joe Gibbs' NASCAR racing team. Crunch 'n Munch is also joining Chef Boyardee in its sponsorship of the World Wrestling Federation.

                                    [LOGOS]

CANNED MEAT

WHEN THE CHANCE TO ACQUIRE THE LIBBY'S CANNED MEATS LINE CAME UP IN 1998, WE JUMPED AT THE OPPORTUNITY BECAUSE IT WAS A PERFECT FIT WITH OUR OTHER BRANDS - AND OUR STRATEGIC WAY OF THINKING. LIBBY'S, LIKE OUR OTHER TOP BRANDS, HAD A REPUTATION FOR QUALITY, A NAME THAT WAS WIDELY RECOGNIZED AND TRUSTED AND, ABOVE ALL, UNTAPPED GROWTH POTENTIAL. SINCE THE ACQUISITION, WE HAVE STARTED TO REALIZE THAT POTENTIAL IN A NUMBER OF WAYS AND ON A NUMBER OF FRONTS. WE HAVE IMPROVED PRODUCT FORMULATIONS. WE HAVE UNVEILED BRIGHTER, MORE VIBRANT PACKAGING. WE HAVE INCREASED OUR PRESENCE IN NON-SUPERMARKET CHANNELS. AND WE HAVE INTRODUCED A POWERFUL LINEUP OF NEW PRODUCTS, NINE IN ALL, THAT DRAMATICALLY EXTENDS OUR POSITION IN THE CANNED MEATS CATEGORY. AS A RESULT OF OUR EFFORTS, SALES FOR LIBBY'S CANNED MEATS ROSE 13% IN 1999 ON A PRO FORMA BASIS, AND TOTAL SALES SURPASSED THE $100 MILLION MARK.

A BILLION DOLLAR CATEGORY

The canned meat category accounts for $1.2 billion in sales annually but, at the outset of 1999, Libby's competed in less than 25% of the category. While Libby's was the brand leader in the $44 million corned beef segment and a strong number two in the $126 million Vienna sausage segment, it had no product presence in such segments as chili ($300 million), chunk meat ($200 million) and stews ($135 million). With such a powerful brand name in our arsenal, there was clearly an opportunity to expand our presence. So in October 1999 we simultaneously rolled out nine new Libby's products that gave us a foothold in those segments and others, as well as a great platform for growth in 2000. Introduced with aggressive price promotions, the new products are chili with and without beans; ham, turkey and chicken chunk meat; ham spread; beef stew; luncheon meat; and sloppy joe sauce.

SPECIAL MARKETS

The Libby's line has also given our Special Markets group, which places IHF products in non-supermarket channels such as food clubs, convenience, drug and dollar stores, a tremendous boost in both sales and brand clout. That performance should continue to improve as our nine new products gain momentum in 2000.

Dennison's registered a 12% sales gain in 1999 by sharpening its focus in the brand's core markets on the West Coast and expanding distribution in the special markets channels. We repeated the successful Stand-Up Comedy promotion which featured local comedians in stores, telling jokes and handing out coupons. In concert with the in-store promotion, we sponsored "Dennison's Comedy Nights" at local comedy clubs where consumers got in free with a can of Dennison's that was then donated to food banks. During this promotional period, Dennison's enjoyed double-digit sales growth.

                                    [LOGOS]

SOUTHWEST

OUR SOUTHWEST GROUP OFFERS A RANGE OF HIGH QUALITY PRODUCTS, INCLUDING DICED TOMATOES AND SALSAS FROM RO*TEL AND BEANS UNDER THE LUCK'S AND RANCH STYLE LABELS. IN 1999, SALES FOR THE GROUP - AND ALL THREE BRANDS - WERE UP DRAMATICALLY. RO*TEL LED THE WAY WITH A 30% INCREASE IN SALES AS WE STRATEGICALLY TRANSFORMED IT FROM A SUCCESSFUL REGIONAL PRODUCT TO A POWERFUL BRAND NAME WITH NATIONAL PRESENCE AND STRENGTH.

RO*TEL

Tomatoes represent the largest canned vegetable segment, and in 1999, we improved our competitive standing by taking Ro*Tel, one of our strongest regional brands, onto the national stage. In addition to its regional strength, Ro*Tel had a lot going for it. As with many of our other brands, we have extended Ro*Tel's reach by promoting it as an ingredient. Backed by extensive media and consumer promotions and a recipe-based print campaign, Ro*Tel's canned tomato sales rose 23% and it is now available in over 80% of the United States. In 2000, we will build on the momentum we established in 1999 by distributing over 100 million coupons, 12 million recipe books and increasing our advertising support throughout the country.

PICO DE GALLO

At the same time that Ro*Tel was breaking out of its heartland, we were capitalizing on the brand's regional strength to introduce a new line of salsas, Ro*Tel's Pico de Gallo. This gives us a foothold in a $660 million category that's larger than catsup. We launched four flavors in Houston, Texas, supporting them with radio advertising, billboards and coupons. We subsequently moved into the rest of Texas and New Mexico where Ro*Tel is well known. In our first year in the category, we have already risen to the #3 position, surpassing such longstanding brands as Old El Paso and Taco Bell. In 2000, we will move into other markets and add new flavors including picante, which accounts for over 40% of the salsa category.

RANCH STYLE AND LUCK'S

Sales of both Ranch Style and Luck's beans were up for the year, boosted by our success in non-supermarket channels such as food clubs and dollar stores. Both brands also benefited from redirecting our sales force to focus on the key markets and customers.

                                    [LOGOS]


STORE BRANDS, INTERNATIONAL & FOODSERVICE

IHF HAS BECOME INCREASINGLY VISIBLE IN STORE BRANDS, INTERNATIONAL AND FOODSERVICE, THREE HIGHER GROWTH OPPORTUNITIES WHERE OUR PRODUCT BREADTH AND BRANDED WAY OF THINKING GIVE US A DISTINCTIVE EDGE WITH BOTH CUSTOMERS AND CONSUMERS.

STORE BRANDS

Early in 1999, we created our Store Brands division. The result was a much larger and more visible company within the private label industry, a unified sales force, a stronger marketing arm and more focused new product development. The combined business has a lot to offer. On the retail side, customers get our considerable brand strength, our category management capability and the cost and efficiency benefits of one-stop shopping because we're a recognized leader in 13 categories. To the consumer, we bring a branded mindset, as evidenced by high end products like granola and licensing agreements that are typical of the segment. With continuing retail consolidation driving consistent growth, the strength and vitality of our new Store Brands division puts us in a great position to share in that growth.

INTERNATIONAL

On the strength of such powerful brand names as Chef Boyardee, Bumble Bee and the most recent addition to our global lineup, Libby's, IHF is establishing a powerful presence in North America. In Puerto Rico, where Chef Boyardee is the leading brand, Libby's gives us a second trusted name under which to market crossover products such as seafood. In Canada, we once again registered double-digit sales growth as Chef Boyardee, PAM and Puritan canned stews - all market leaders - achieved record sales and market share. The introduction of two Chef Boyardee Special Recipes(R), Rotini Calabrese and Chicken Cacciatore, as well as the rollout of Puritan Vienna Sausage and Libby's Corned Beef, were key contributors in 1999. In addition, our acquisition of the Clover Leaf and Paramount businesses gave us the number one position in the tuna and salmon categories in Canada (See page 17). And our success continued in Mexico, where our subsidiary, Productos del Monte, increased sales by 27%.

FOODSERVICE

The Foodservice division, which sells our products to schools, restaurants, hospitals, hotels and airlines, had another terrific year, with sales up 19%. In fact, aided by internal growth and acquisitions, we have now posted six consecutive quarters of double-digit growth. As with Store Brands, our success comes from being able to deliver a wide range of popular brands, with the addition of Libby's strengthening an already robust roster.

                                    CONTENTS

FINANCIAL SECTION

23   Management's Discussion and Analysis
30   Report of Management and Independent Accountants
31   Consolidated Statements of Income
32   Consolidated Balance Sheets
33   Consolidated Statement of Stockholders' (Deficit) Equity
34   Consolidated Statements of Cash Flows
35   Notes to Consolidated Financial Statements
51   Quarterly Results of Operations
52   Selected Financial Data
53   Officers and Directors

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


OVERVIEW

International Home Foods, Inc. is a prominent North American manufacturer, distributor and marketer of a diversified portfolio of shelf-stable food products including entrees, side dishes, snacks, canned seafood, canned meats and refrigerated surimi. The Company sells its products primarily in the United States, Canada and Mexico, and is not dependent on any single or major group of customers for its sales. The Company has three reportable business segments - Branded Products, Seafood, and Private Label and Foodservice. Refer to footnote 9 for further details.

RESULTS BY SEGMENT

The following table sets forth certain segment information for the three year period:

(in thousands)                                 1999           1998           1997
                                           ----------     ----------     ----------
Segment net sales:
         Branded Products                  $  859,761     $  732,003     $  728,635
         Seafood                              678,989        443,229        193,291
         Private Label and Foodservice        305,966        248,418        109,408
                                           ----------     ----------     ----------
                  Reportable segments       1,844,716      1,423,650      1,031,334
         All Other                            299,704        275,950        191,100
                                           ----------     ----------     ----------
         Total                             $2,144,420     $1,699,600     $1,222,434
                                           ----------     ----------     ----------

Segment operating income:(1)
         Branded Products                  $  190,523     $  157,092     $  154,088
         Seafood                               43,662         30,677          9,524
         Private Label and Foodservice         39,831         35,477         16,064
                                           ----------     ----------     ----------
                  Reportable segments         274,016        223,246        179,676
         All Other                             34,239         37,091         21,695
                                           ----------     ----------     ----------
         Total                             $  308,255     $  260,337     $  201,371
                                           ==========     ==========     ==========

(1) Excludes restructuring charge of $118,087 in 1998, stock compensation expense (income) of $264, ($594) and $46,366 in 1999, 1998 and 1997, respectively, and unallocated corporate charges of $20,428, $12,797 and $11,355 in 1999, 1998 and 1997, respectively.

     The Company sells products in each of its segments primarily to grocery wholesalers and distributors, grocery stores and supermarkets, convenience stores, drug and mass merchants and warehouse clubs.


1999 HIGHLIGHTS

Net sales for 1999 were $2,144.4 million, an increase of $444.8 million, or 26.2%, over 1998. Net income of $103.4 million represents an increase of $87.0 million over 1998. The Company's 1999 results include:

o The acquisition of the Clover Leaf and Paramount canned seafood brands and business of British Columbia Packers ("Clover Leaf/Paramount brands") and the manufacturing, sales, distribution and marketing operations of Louis Kemp ("Louis Kemp").

o The full year impact of the 1998 acquisitions of Puritan, Grist Mill Co. and Trenton Home Foods ("Libby's").

o A non-cash deferred tax restructuring charge of $20.6 million ($0.27 per diluted share).

o A $9.6 million gain (net of tax, or $0.13 per diluted share) related to the sale of the Company's Polaner fruit spreads and spices business.


CONSOLIDATED STATEMENTS OF INCOME

The following table sets forth certain items in IHF's consolidated statements of income as a percentage of net sales for each of 1999, 1998 and 1997:

                                                    1999         1998        1997
                                                   -----        -----       -----
Net sales                                          100.0%       100.0%      100.0%
                                                   -----        -----       -----
Cost of sales                                       53.2%        52.6%       50.0%
Marketing expenses                                  20.9%        19.7%       20.5%
Selling, general and administrative expenses        12.5%        13.1%       13.9%
Restructuring charge                                  --          6.9%         --
Stock option compensation expense (income)            --           --         3.8%
                                                   -----        -----       -----
      Total operating expenses                      86.6%        92.3%       88.2%
                                                   -----        -----       -----
Income from operations                              13.4%         7.7%       11.8%
Interest and other expense (income), net             4.6%         5.8%        8.5%
Gain on sale of business                            (0.7%)         --          --
                                                   -----        -----       -----
Income before provision for income taxes             9.5%         1.9%        3.3%
Provision for income taxes                           4.7%         0.9%        1.3%
                                                   -----        -----       -----
Income before extraordinary item                     4.8%         1.0%        2.0%
Extraordinary loss                                    --           --         0.4%
                                                   -----        -----       -----
Net income                                           4.8%         1.0%        1.6%
                                                   =====        =====       =====

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

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

NET SALES - The Company's net sales were $2,144.4 million in 1999 as compared to $1,699.6 million in 1998, an increase of $444.8 million, or 26.2%. Approximately $370.8 million of the increase was related to sales of businesses acquired during 1999 and 1998, which were not fully reflected in the 1998 amounts.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (CONTINUED)

This was offset by $45.2 million of lower sales due to the sale of Polaner in February 1999. The remaining $119.2 million primarily reflects increased sales of Branded Products ($53.8 million), Seafood ($49.3 million) and Private Label and Foodservice ($5.4 million). (See Results by Segment).

COST OF GOODS SOLD - Cost of goods sold was $1,139.7 million in 1999 compared to $893.4 million in 1998. Expressed as a percentage of net sales, cost of goods sold increased to 53.2% from 52.6% in 1998. This was primarily attributable to the inclusion of the results of the business acquired during 1999 and 1998, which have products with lower average gross margins than the Company's existing products. Excluding results of the 1999 acquisitions and divestiture and the 1998 acquisitions, cost of goods sold declined to 48.5% of net sales from 50.8% in 1998. This improvement in cost of goods sold primarily reflects the effect of decreases in some of the Company's commodity prices (particularly seafood), changes in product mix and management's continuing cost reduction initiatives.

MARKETING EXPENSES - Marketing expenses increased to $448.8 million in 1999 compared to $335.1 million in 1998. Expressed as a percentage of net sales, marketing expenses increased to 20.9% in 1999 from 19.7% in 1998. The increase of $113.7 million was primarily attributable to the 1999 and 1998 acquisitions ($47.9 million) and increased marketing expenses related to Bumble Bee ($42.8 million). During 1999, Bumble Bee benefited from lower commodity costs which were passed through to retailers in the form of trade promotion activities. Also contributing to the increase were higher marketing expenses for Ro*Tel ($7.3 million) due to new product introductions and geographical expansion, Productos Del Monte ("PDM") ($7.1 million), in line with the increase in sales, increases in Chef Boyardee ($5.3 million) primarily due to new product introductions in 1999 and PAM ($4.1 million) due to a full year impact of July 1998 new product introductions. This was partially offset by a decrease in Polaner ($9.4 million) due to the sale of that business.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("S, G & A") - S,G & A expenses increased to $268.1 million in 1999 from $223.5 million in 1998, an increase of $44.6 million. However, S,G & A expenses as a percentage of net sales declined to 12.5% in 1999 versus 13.1% in 1998. The 1999 and 1998 acquisitions contributed $35.9 million to the increase in S,G & A expenses, partially offset by a $3.7 million decrease due to the sale of Polaner. The increase in the existing business ($12.4 million) includes certain non-recurring items such as moving and relocation costs related to the closure of two facilities (See Restructuring Charge) of $2.7 million and $1.5 million of combined costs associated with the Company's tax restructuring program (See Provision for Income Taxes) and the sale of securities on behalf of the Company's largest stockholder. The overall decrease as a percentage of net sales reflects the more efficient utilization of the Company's administrative resources.

RESTRUCTURING CHARGE - In September 1998, the Company recorded a restructuring charge of $118.1 million ($75.3 million after tax) in conjunction with management's plan to reduce costs and improve operational efficiencies. In 1999, the Company incurred $2.7 million of non-capitalizable expenses for the transfer and installation of the relocated equipment from its Vacaville, California and Clearfield, Utah facilities related to this restructuring. These expenses are reflected in the Company's selling, general and administrative expenses. Since the 1998 restructuring, the Company has incurred $3.3 million of such expenses. The Company also adopted a tax restructuring program in 1999 which is discussed in Provision for Income Taxes.

STOCK OPTION COMPENSATION EXPENSE (INCOME) - In 1999, the Company recorded an expense of $0.3 million for the amortization of the unearned stock compensation charge. In 1998, the Company recorded a benefit of $0.6 million primarily for lapsed stock options that were initially charged to compensation expense in 1997, offset by the amortization of the unearned stock compensation charge. The charge has been fully amortized as of December 31, 1999.

INTEREST EXPENSE - Interest expense for 1999 increased to $100.9 million as compared to $96.0 million in 1998, primarily due to higher interest rates, offset slightly by a decrease in overall debt. This amount represents (i) $41.5 million of interest and commitment fees on the Company's $400.0 million of Senior Subordinated Notes which have an annual interest rate of 10.375%, (ii) interest and commitment fees of $49.5 million on term loans included in the Company's Senior Bank Facilities, (iii) $4.9 million of interest expense on the borrowings under the revolving credit facility included in the Company's Senior Bank Facilities, (iv) $4.3 million of amortization of deferred financing costs,
(v) $0.3 million of interest on the Grist Mill term loan and (vi) $0.4 million of other interest. The weighted average interest rate for the Senior Bank Facilities in 1999 was 6.73%.

GAIN ON SALE OF BUSINESS - On February 5, 1999 the Company sold its Polaner fruit spreads and spices business to B&G Foods, Inc. for $30.0 million in cash, resulting in a gain of $15.8 million ($9.6 million, net of tax, or $0.13 per diluted share).

PROVISION FOR INCOME TAXES - In 1999, the Company adopted a tax restructuring program, which should reduce the Company's overall effective tax rate in future years. As a result of this program, a one-time, non-cash tax charge of $20.6 million, or $0.27 per diluted share, was recorded in the third quarter ended September 30, 1999 to reduce deferred tax assets that had been recorded in prior years. This program was substantially implemented by December 31, 1999. Income taxes increased to $99.6 million in 1999 from $15.9 million in 1998, reflecting higher pre-tax income in 1999, the write-off of certain deferred tax assets associated with the tax restructuring and the absence of the tax benefit associated with the 1998 restructuring charge. The effective tax rate was 49.1% in both 1999 and 1998 due to the tax restructuring in 1999 and the write-off of non-deductible goodwill in 1998. Excluding the tax restructuring noted above and the Company's 1998 restructuring charge, the Company's adjusted effective tax rate was 38.9% for 1999 and 39.0% for 1998. The Company anticipates sufficient future taxable income to realize the deferred tax assets recorded at December 31, 1999. In the event management determines that sufficient future taxable income may not be generated to fully realize the deferred tax assets, the Company will provide a valuation allowance charge in the period of such determination.

NET INCOME - For the year ended December 31, 1999, net income of $103.4 million increased by $87.0 million compared to 1998, primarily reflecting the factors discussed above. Excluding the tax restructuring charge and the gain on the sale of Polaner in 1999, and the restructuring charge in 1998, net income increased to $114.4 million from $91.8 million, or 24.6%.

     Basic earnings per share were $1.41 and $0.22 for 1999 and 1998, respectively, and diluted earnings per share were $1.36 and $0.21 for 1999 and 1998, respectively.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

NET SALES - The Company's net sales were $1,699.6 million in 1998 as compared to $1,222.4 million in 1997, an increase of $477.2 million or 39.0%. Approximately $274.8 million of the increase related to sales of companies acquired subsequent to September 30, 1997 (Productos Del Monte, Creative Products, Orleans Seafood, Puritan, Grist Mill and Libby's) and therefore a full year's results were not reflected in the 1997 amounts. Bumble Bee Seafoods' 1998 sales increased $223.8 million over 1997 and reflects sales for the full year 1998 as compared to sales for the six months ended December 31, 1997 (Bumble Bee Seafoods was acquired on July 1, 1997). Sales of the Company's other brands decreased $21.4 million, primarily as a result of lower volume in the Company's snack food category due to (i) competitive pressures in the crisp rice snack bars category, (ii) a reduction in sales of Crunch 'n Munch products to certain mass merchandisers due to reduced promotional activity, and (iii) continuing lower sales in Polaner All-Fruit. (See Results by Segment).

COST OF GOODS SOLD - Cost of goods sold was $893.4 million in 1998 as compared to $611.2 million in 1997. Expressed as a percentage of net sales, cost of goods sold increased to 52.6% from 50.0% in 1997. This was primarily attributable to the inclusion of the operations of businesses that were acquired during 1998 and 1997, which have lower gross margins than the Company's existing products. Excluding results of these acquired businesses, cost of goods sold expressed as a percentage of net sales for the Company's existing business decreased to 42.8% in 1998 from 45.6% in 1997. This improvement primarily reflects management's continuing cost reduction initiatives. Since the Company's recapitalization in November 1996, a number of programs have been implemented that have improved efficiency in the Company's manufacturing processes and its purchasing activities. The improved gross margin of the Company's existing business in 1998 also reflects the effect of decreases in some of the Company's commodity prices and price increases in Chef Boyardee canned pasta implemented in July 1997.

MARKETING EXPENSES - Marketing expenses increased to $335.1 million in 1998 as compared to $250.7 million in 1997. The increase of $84.4 million was attributable to the inclusion of the marketing activities of the businesses acquired in 1998 and 1997, which aggregated $86.5 million, offset by $2.1 million of lower expenditures on existing brands, primarily resulting from a reduction in coupon promotions and improved management of trade promotion spending, offset by increased media spending. In late 1998, the Company shifted the focus of its trade marketing dollars toward trade promotion funds which more closely tie in product performance support at the store level versus automatic "off-invoice" programs, whereby our products are discounted at the retailer level without any specific performance requirements. The Company also began focusing on consumer marketing and new product development. Expressed as a percentage of net sales, total marketing expenses decreased to 19.7% in 1998 from 20.5% in 1997.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES - S, G & A expenses increased to $223.5 million in 1998 as compared to $170.6 million in 1997. Approximately $47.5 million of the $52.9 million increase was attributable to the businesses acquired in 1998 and 1997. The balance of the increase, or $5.4 million, was attributable to existing businesses. Total S, G & A expenses as a percentage of net sales declined to 13.1% for 1998 as compared to 13.9% for 1997. This decrease reflects the more efficient utilization of the Company's administrative resources as the Company's sales have grown.

RESTRUCTURING CHARGE - In September 1998, the Company recorded a pre-tax restructuring charge of $118.1 million relating to the closure of the Vacaville, California and Clearfield, Utah production facilities and the related impact of the transfer of production to other facilities, mainly Milton, Pennsylvania, and the write-down of goodwill associated with the Campfire crisp rice snack bar brand and the Polaner fruit spreads brand. These charges impact the Company's Branded Products segment.

     The Vacaville, California production facility was closed in December 1998, while the adjacent distribution center and the Clearfield, Utah facility which closed in the second quarter of 1999. The total closure costs of approximately $40.6 million represent $29.5 million of non-cash charges, primarily for the write-down of property, plant and equipment to net realizable value, cash charges of $9.0 million for severance and related benefit costs for affected employees, and $2.1 million in facility closure costs. The severance and related costs relate to the termination of approximately 600 employees, which includes seasonal employees not eligible for severance, of which 553 had been terminated as of December 31, 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (CONTINUED)


     With the exception of outsourced products, the Company has moved all of the products that were manufactured at the Vacaville facility to other facilities, mainly Milton, Pennsylvania. Production of tomato paste used in Chef Boyardee canned pasta products and of Ro*Tel diced tomatoes, both of which were manufactured at the Vacaville facility prior to its closure, have been outsourced. The manufacturing of the Campfire products was transferred from Clearfield, Utah to the Company's Lakeville, Minnesota facility. The Company anticipates that approximately $2.4 million of additional non-capitalizable expenses will be incurred as the transfer and installation of the relocated equipment from these facilities occurs. The Company incurred approximately $0.6 million of such costs in 1998.

     The write-down of goodwill associated with the Campfire and Polaner brands was $47.7 million and $29.7 million, respectively. These brands have been impacted by their significant respective retail category sales declines, which have continued to deteriorate in recent months. The current and projected sales trends and its resulting impact on these brands' profitability have impaired their valuation. Goodwill was written down to reflect each brand's fair value. The Polaner business was subsequently sold in February 1999.

STOCK OPTION COMPENSATION (INCOME) EXPENSE - In 1998, the Company recorded a benefit of $0.6 million primarily for lapsed stock options that were initially charged to compensation expense in 1997, offset by the amortization of the unearned stock compensation charge. In 1997, the Company recorded a $46.4 million non-cash stock option compensation charge relating to the indexed stock options granted to senior management and other employees, and stock options granted having exercise prices below the estimated fair market value of the common stock.

INTEREST EXPENSE - Interest expense for 1998 decreased to $96.0 million as compared to $104.9 million in 1997, primarily due to lower interest rates, offset slightly by an increase in overall debt. This amount represents (i) $41.5 million of interest and commitment fees on the Company's $400.0 million of Senior Subordinated Notes which have an annual interest rate of 10.375%, (ii) interest and commitment fees of $46.2 million on term loans included in the Company's Senior Bank Facilities, (iii) $4.9 million of interest expense on the borrowings under the revolving credit facility included in the Company's Senior Bank Facilities, (iv) $3.1 million of amortization of deferred financing costs and (v) $0.3 million of interest on the Grist Mill term loan. The Company amended its Senior Bank Facilities as of September 16, 1998. The weighted average interest rate for the Senior Bank Facilities for 1998 was 7.18%.

PROVISION FOR INCOME TAXES - Income taxes increased to $15.9 million in 1998 from $15.8 million in 1997. The effective tax rate increased to 49.1% in 1998 from 39.7% in 1997 due to the 1998 write-off of non-deductible goodwill, for which tax benefits were not available. Excluding the restructuring charge, the effective tax rate was 39.0%.

NET INCOME - For the year ended December 31, 1998, net income of $16.5 million decreased by $3.2 million versus 1997, primarily reflecting the factors discussed above. Excluding the restructuring charge in 1998 and the non-cash stock option compensation charge and extraordinary charge in 1997, net income increased to $91.8 million from $52.1 million, or 76.2%.

Basic earnings per share were $0.22 and $0.31 for 1998 and 1997, respectively, and diluted earnings per share were $0.21 and $0.30 for 1998 and 1997, respectively.


RESULTS BY SEGMENT

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

BRANDED PRODUCTS - The Branded Products segment net sales increased $127.8 million, in 1999 or 17.5%, compared to 1998. This increase is primarily due to the impact of a full twelve months of sales of Trenton Home Foods' Libby's grocery sales ($74.0 million), with the remaining $53.8 million primarily related to increased sales of Chef Boyardee ($27.4 million), PAM ($16.3 million), and Ro*Tel ($9.0 million, primarily due to geographical expansion). These increases were partially offset by a continuing decline in our Campfire crisp rice bar business ($5.4 million). The Company stopped producing crisp rice bars as of December 31, 1999.

     Sales of the Chef Boyardee brand increased approximately 6.7% in 1999 compared to 1998. Chef Boyardee canned pasta sales increased 8.5%, primarily due to new product introductions, while microwave sales increased 7.0%, partially offset by declines in Pizza Kits and Dinners.

     PAM sales increased 18.8% and were primarily driven by high levels of advertising support, continued consumer promotion support to improve the brand's price/value relationship versus competitive brands, the July 1998 launch of two new flavors (lemon and garlic) and increased sales to club stores and mass merchandisers.

     Segment operating income for Branded Products increased $33.4 million, largely reflecting the factors discussed above. As a percentage of Branded Products net sales, segment operating income increased from 21.5% in 1998 to 22.2% in 1999. This increase reflects stronger sales of higher margin canned pasta and cooking spray brands.

SEAFOOD - The Seafood segment net sales increased $235.8 million in 1999, or 53.2%, over 1998, due to the 1999 acquisitions of the Clover Leaf/Paramount brands ($131.6 million) and Louis Kemp ($48.8 million) and a full twelve months impact of the September 1998 acquisition of Trenton Home Foods and the increase in its related Libby's salmon sales ($6.1 million). The remaining

$49.3 million represents increased sales of Bumble Bee product primarily due to incremental distribution in mass merchandisers and club stores, increased sales in Puerto Rico and increased sales in specialty seafood products. Segment operating income increased $13.0 million in 1999, or 42.3%, primarily due to the acquisitions. As a percentage of Seafood net sales, segment operating income decreased slightly from 6.9% in 1998 to 6.4% in 1999.

PRIVATE LABEL AND FOODSERVICE - Net sales of the Private Label and Foodservice segment, increased $57.5 million in 1999, or 23.2%, over 1998 primarily due to a full twelve months of sales related to the April 1998 acquisition of Grist Mill ($39.4 million) and the September 1998 acquisition of Trenton Home Foods and its related private label and foodservice sales ($12.7 million). The remaining $5.4 million increase is related to an increase in sales of other private label items ($3.8 million), primarily canned pasta, and an increase in existing foodservice sales ($3.1 million), offset by a decrease in sales of the Company's private label non-food products ($1.5 million). Segment operating income increased $4.4 million in 1999, or 12.3%, primarily due to the aforementioned acquisitions. As a percentage of Private Label and Foodservice net sales, segment operating income declined from 14.3% in 1998 to 13.0% in 1999.

ALL OTHER - The All Other net sales for 1999 increased $23.8 million, or 8.6%, over 1998 primarily due to contract manufacturing sales to Nestle ($35.3 million) at prices which do not significantly exceed the Company's cost of production, a full twelve months impact of the acquisition of Trenton Home Foods and its related military and export sales ($14.4 million), a full twelve month's impact of the acquisition of Puritan in March 1998 ($8.4 million), and an increase in PDM sales ($17.7 million). These increases were offset by decreased sales for Polaner which was sold in February 1999 ($45.2 million). In addition, the Company's existing export business decreased approximately $8.1 million primarily due to economic and weather-related factors. All Other operating income decreased $2.9 million, or 7.7%, primarily due to the sale of Polaner.


YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

BRANDED PRODUCTS - The Branded Products segment net sales increased $3.4 million in 1998 compared to 1997. This increase is primarily the net result of the Trenton Home Foods acquisition and its Libby's grocery sales, which added $28.9 million in 1998 sales, and increased sales of Chef Boyardee ($1.6 million) and PAM ($4.5 million) products. This was offset by lower sales of Campfire ($16.1 million), Crunch 'n Munch ($9.1 million), Ranch Style ($4.0 million) and Dennison's ($3.0 million) products.

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

     The decline in total Campfire sales ($16.1 million) is related to the decline in crisp rice bar sales ($17.6 million). This decline was partially offset by stronger sales of Campfire marshmallows during 1998 ($1.5 million). The decline in Crunch 'n Munch sales ($9.1 million) is attributable to the loss of sales to certain mass merchandisers that followed a reduction of promotional activity ($10.2 million), partially offset by an increase in Crunch 'n Munch glazed pretzels ($1.1 million). The declines in sales of both Ranch Style and Dennison's reflects the change in the Company's trade promotion activity to reduce the practice of off-invoicing.

     Segment operating income of the Branded Products segment increased $3.0 million largely reflecting the factors discussed above. As a percentage of Branded Products net sales, segment operating income increased from 21.1% in 1997 to 21.5% in 1998. This increase reflects efficiencies realized in the Company's manufacturing activities.

SEAFOOD - The Seafood segment net sales and segment operating income reflect a full year of both Bumble Bee Seafoods and Orleans Seafood as well as approximately four months of Trenton Home Foods Libby's salmon operations in 1998, as compared to only six months of Bumble Bee Seafoods and approximately one month of Orleans Seafood in 1997.

PRIVATE LABEL AND FOODSERVICE - Sales of the Private Label and Foodservice segment increased $139.0 million due to the acquisition of Grist Mill ($80.1 million), a full year's results of Creative Products cooking sprays and personal care products acquired October 1, 1997 ($40.8 million), the September 1998 acquisition of Trenton Home Foods and its related private label and foodservice sales ($3.5 million), an increase in sales of other private label items ($9.1 million), primarily private label canned pasta, and an increase in foodservice sales ($5.5 million). Segment operating income increased $19.4 million largely reflecting the factors discussed above.

ALL OTHER - The All Other net sales increased $84.9 million primarily due to the 1998 acquisition of Puritan ($28.1 million), a full year's results of PDM, which was acquired October 1, 1997 ($46.5 million), increases in Puerto Rico sales ($7.4 million), the acquisition of Trenton Home Foods and its related contract manufacturing sales to Nestle and its military and export sales ($20.8 million) and Canadian sales ($1.9 million), offset by a decrease in Polaner ($9.5 million) and export sales ($8.3 million). Segment operating income increased $15.4 million largely reflecting the factors discussed above.


LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS - For the years ended December 31, 1999, 1998 and 1997, the Company generated $152.2 million, $163.3 million and $71.9 million, respectively, of cash flows from operating activities. The decrease in cash flows from operating activities in 1999 of $11.1 million primarily reflects higher working capital requirements offset by higher net income. Net income decreased $3.2 million in 1998, however income from operations excluding the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (CONTINUED)

restructuring charge in 1998 of $114.8 million contributed to the increased operating cash flows as compared to 1997.

     Cash used for investing activities in 1999 declined to $122.6 million from $311.4 million in 1998, due to fewer acquisitions and the proceeds of $30.0 million from the sale of Polaner, partially offset by an increase in capital expenditures from $31.0 million to $44.7 million. In 1999, the Company through its subsidiary, Bumble Bee Seafoods, Inc., acquired the Clover Leaf/Paramount brands for approximately $40.4 million, and the Louis Kemp business for $68.8 million, (less cash acquired of $1.3 million for the 1999 acquisitions). In 1998, cash used for investing activities increased to $311.4 million from $253.8 million in 1997 due to the Company's purchase of the Libby's brand of retail and international canned meat products and its Trenton, Missouri manufacturing facility for $129.0 million ("Trenton Home Foods"); Grist Mill for approximately $112.8 million, and through its Canadian subsidiary, International Home Foods (Canada), Inc., the Company purchased substantially all of the assets relating to the Puritan stews and canned meats business from Unilever's T. J. Lipton Canada division for approximately $41.0 million (less cash acquired of $6.1 million for the 1998 acquisitions). In 1997, the Company acquired substantially all of the assets of Bumble Bee Seafoods, Creative Products, and Orleans Seafood for approximately $163.1 million, $52.0 million and $26.9 million, respectively (less cash acquired of $1.8 million), as well as invested $13.6 million in capital expenditures.

     Cash (used in) provided by financing activities for 1999, 1998 and 1997 was ($32.6 million), $151.9 million, and $149.4 million, respectively. In 1999, the Company borrowed $200.1 million to fund working capital and the Louis Kemp and Clover Leaf/Paramount acquisitions and repaid $186.1 million, $51.5 million and $5.6 million under the terms of its revolving credit facility, its Senior Bank Facilities and Grist Mill term loan, respectively. In 1998, the Company borrowed $210.0 million ($650.0 million in 1997) and repaid $31.2 million ($750.0 million in 1997) under the terms of its Senior Bank Facilities and borrowed $385.0 million ($141.0 million in 1997) and repaid $360.9 million ($101.0 million in 1997) under its revolving credit facility. In addition, in 1998 the Company used $57.2 million to purchase 4.4 million shares of its common stock from a minority stockholder which it presently holds in treasury. In 1997, the Company received $224.9 million from its issuance of common stock, net of issuance costs.

     The Company is highly leveraged with Senior Bank Facilities that comprise
(i) a $516.5 million Tranche A term loan facility, maturing in 2004, (ii) a $149.8 million Tranche B term loan facility, maturing in 2005, (iii) a $100.0 million Tranche B-1 term loan facility, maturing in 2006, and (iv) a $230.0 million revolving credit facility, maturing in 2004. As of December 31, 1999, the outstanding balance of the Senior Bank Facilities was $776.0 million. In addition to scheduled periodic repayments aggregating $73.1 million in 2000, the Company is also required to make mandatory repayments of the loans under the Senior Bank Facilities with a portion of its excess cash flow.

     The Company also has outstanding $400.0 million of 10.375% Senior Subordinated Notes due 2006, without any scheduled repayments of principal prior to maturity, requiring semi-annual interest payments.

     The Company has utilized significant cash flows from operations and financing activities for strategic acquisitions. The Company acquired Bumble Bee Seafoods in July 1997, Creative Products in October 1997, Orleans Seafood in November 1997, Puritan in March 1998, Grist Mill in April 1998, Trenton Home Foods in September 1998, Clover Leaf/Paramount brands in January 1999 and Louis Kemp in July 1999, requiring cash outlays of approximately $163.1 million, $52.0 million, $26.9 million, $41.0 million, $112.8 million, $129.0 million, $40.4 million and $68.8 million, respectively. The acquisitions of Bumble Bee, Creative Products, Orleans Seafoods, Puritan, Grist Mill, Trenton Home Foods, Clover Leaf/ Paramount and Louis Kemp were funded through borrowings under the Senior Bank Facilities and cash on hand. The Company acquired PDM in October 1997 for 3,127,415 shares of Common Stock.

     Both the Senior Bank Facilities and the Senior Subordinated Notes contain a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, enter into capital leases, make investments or acquisitions, engage in merger or consolidations, make capital expenditures, engage in certain transactions with affiliates and otherwise restrict corporate activities. In addition, under the Senior Bank Facilities the Company is required to comply with specified minimum interest coverage, maximum indebtedness to earnings before interest, taxes, depreciation and amortization (EBITDA) and minimum fixed charge coverage ratios.

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

SEASONALITY AND QUARTERLY RESULTS - The Company's historical inventory levels are moderately seasonal and affected by the growing season for commodity products such as tomatoes, fruits, beans and peanuts. As these products are harvested in August through October, inventory levels tend to grow during this period. The impact of seasonal inventories in the future will be lessened due to the outsourcing of tomato based products resulting from the closing of the Vacaville facility (See Restructuring). The Company's inventory levels in its seafood businesses are also affected by the seasonal fishing cycle causing increased inventory levels in April through May and September through October. The Company's net sales and results of operations are generally not seasonal.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT STRATEGIES - The Company currently does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives. In accordance with the Senior Bank Facilities, the Company is required to enter into interest rate protection agreements to the extent necessary to provide that, when combined with the Company's Senior Subordinated Notes, at least 50% of the Company's aggregate indebtedness, excluding the revolving credit facility, is subject to either fixed interest rates or interest rate protection. At December 31, 1999, more than 50% of the Company's aggregate indebtedness, excluding the revolving credit facility, is subject to such protection.

     Under these agreements the Company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts based on agreed upon notional principal amounts. The notional amounts of interest rate agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. In accordance with the interest rate agreements, the measurement of 3 month London Interbank Offering Rate ("LIBOR") and 6 month LIBOR, respectively, occurs on the first day of each calculation period. For interest rate instruments that effectively hedge interest rate exposures, the net cash amounts paid or received on the agreements are accrued as incurred and recognized as an adjustment to interest expense.

     The Company is exposed to credit loss in the event of non-performance by the other parties to the interest rate protection agreements. All counterparties are at least A rated by Moody's and Standard & Poor's. Accordingly, the Company does not anticipate non-performance by the counterparties.

     As of December 31, 1999, the Company had the following interest rate instruments in effect for which the fair value of these instruments is based on the current settlement cost (dollar amounts are in millions):


Notional amount   Fair value    Period     3 month LIBOR rate      6 month LIBOR rate       Company pays        Company receives
---------------   ----------   ---------   ------------------      ------------------    ------------------     ----------------
     $600          $   --      5/99-5/04        4.45% or less                     N/A                 5.55%       3 month LIBOR
                                            >4.45% and <5.55%                     N/A         3 month LIBOR       3 month LIBOR
                                              5.55% to <6.30%                     N/A                 5.55%       3 month LIBOR
                                             6.30% or greater                     N/A         3 month LIBOR       3 month LIBOR

     $200          $ (1.5)     8/98-11/01                 N/A           5.20% or less                10.23%             10.375%
                                                          N/A        >5.20% to <6.23%    6 month LIBOR + 4%             10.375%
                                                          N/A         6.23% to <6.75%                10.23%             10.375%
                                                          N/A        6.75% or greater    6 month LIBOR + 4%             10.375%

     $150          $  0.5      10/98-10/01             <3.76%                     N/A                 3.76%       3 month LIBOR
                                               3.76% to 5.75%                     N/A         3 month LIBOR       3 month LIBOR
                                                       >5.75%                     N/A                 5.75%       3 month LIBOR

     $225          $   --      10/99-10/00                N/A                  <5.30%                 5.30%       6 month LIBOR
                                                          N/A          5.30% to 8.00%         6 month LIBOR       6 month LIBOR
                                                          N/A                  >8.00%                 8.00%       6 month LIBOR
                   ------
                   $ (1.0)
                   ======


IMPACT OF RECENT ACCOUNTING STANDARDS - In June 1998, Statement of Financial Accounting Standards ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," was issued to establish standards for accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. This statement requires all derivatives to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, reassessed and documented pursuant to the provisions of SFAS 133. SFAS 133, as amended by SFAS 137, "Deferral of the Effective Date of SFAS 133," is effective for fiscal years beginning after June 15, 2000. The Company is currently evaluating the effect this statement will have on its financial statements.

READINESS FOR YEAR 2000 - Many computer systems and other equipment with embedded chips or processors use only two digits to represent the year, and as a result may have been unable to accurately process certain data before, during or after the Year 2000 ("Y2K"). As a result, entities were at risk for possible miscalculations or systems failures causing disruption in business operations. This Y2K issue can arise at any point in the Company's manufacturing, processing, distribution and financial chains.

     To date, the Company has not experienced any systems failures or business interruptions as a result of the Y2K issue. The costs associated with Y2K readiness were not material to the Company's financial statements and were funded through operating cash flow. The Company has not identified any continuing material Y2K compliance issues, including those related to third parties.

INFORMATION ABOUT FORWARD LOOKING STATEMENTS - The Company may make statements about trends, future plans and the Company's prospects. Actual results may differ from those described in such forward looking statements based on the risks and uncertainties facing the Company, including but not limited to changes in the economic conditions and changes in the food products manufacturing industry, possible acquisitions of assets or business and other factors.

REPORT OF MANAGEMENT AND INDEPENDENT ACCOUNTANTS


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


/s/ C. DEAN METROPOULOS                                /s/ LAWRENCE K. HATHAWAY

C. Dean Metropoulos                                    Lawrence K. Hathaway
Chairman of the Board and                              President and
Chief Executive Officer                                Chief Operating Officer



/s/ CRAIG D. STEENECK

Craig D. Steeneck
Senior Vice President and
Chief Financial Officer


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of International Home Foods, Inc.:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of International Home Foods, Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Florham Park, New Jersey
February 11, 2000

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in Thousands, Except Per Share and Share Amounts)                    Years Ended December 31,
                                                                 ------------------------------------------------
                                                                      1999              1998              1997
                                                                 ------------      ------------      ------------
Net sales                                                        $  2,144,420      $  1,699,600      $  1,222,434
Cost of sales                                                       1,139,702           893,398           611,153
                                                                 ------------      ------------      ------------
   Gross profit                                                     1,004,718           806,202           611,281

Marketing expenses                                                    448,788           335,118           250,683
Selling, general and administrative expenses                          268,103           223,544           170,582
Restructuring charge -                                                     --           118,087                --
Stock option compensation expense (income)                                264              (594)           46,366
                                                                 ------------      ------------      ------------
   Income from operations                                             287,563           130,047           143,650

Interest expense                                                      100,935            95,987           104,933
Gain on sale of business                                              (15,779)               --                --
Other expense (income), net                                              (606)            1,738            (1,046)
                                                                 ------------      ------------      ------------
   Income before provision for income taxes                           203,013            32,322            39,763
Provision for income taxes                                             99,583            15,859            15,795
                                                                 ------------      ------------      ------------
   Income before extraordinary item                                   103,430            16,463            23,968
Extraordinary loss, net of tax benefit of $2,863 (Note 8)                  --                --             4,336
                                                                 ------------      ------------      ------------
   Net income                                                    $    103,430      $     16,463      $     19,632
                                                                 ============      ============      ============
Basic earnings per share:(1)
   Income before extraordinary item                              $       1.41      $       0.22      $       0.38
   Extraordinary item                                                      --                --             (0.07)
                                                                 ------------      ------------      ------------
   Net income                                                    $       1.41      $       0.22      $       0.31
                                                                 ============      ============      ============
   Shares used in computing basic earnings per share               73,538,693        76,551,789        64,020,472
                                                                 ============      ============      ============
Diluted earnings per share:(1)
   Income before extraordinary item                              $       1.36      $       0.21      $       0.36
   Extraordinary item                                                      --                --             (0.06)
                                                                 ------------      ------------      ------------
   Net income                                                    $       1.36      $       0.21      $       0.30
                                                                 ============      ============      ============
   Shares used in computing diluted earnings per share             76,059,224        79,800,116        66,242,672
                                                                 ============      ============      ============


(1) Per share and share amounts are restated to give effect to the 5.3292 for one reverse stock split on November 17, 1997.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS


(Dollars in Thousands, Except Per Share and Share Amounts)                December 31,
                                                                  ----------------------------
                                                                     1999              1998
                                                                  -----------      -----------
ASSETS
Current Assets:
   Cash and cash equivalents                                      $    14,310      $    17,201
   Accounts receivable, net of allowances                             180,671          141,422
   Inventories                                                        282,911          235,730
   Prepaid expenses and other current assets                           34,345           17,522
   Deferred income taxes                                               16,113           19,616
                                                                  -----------      -----------
      Total current assets                                            528,350          431,491

Property, plant and equipment, net                                    306,042          262,771
Intangible assets, net                                                432,732          396,617
Deferred income taxes                                                 262,563          330,651
Other assets                                                           19,686           24,667
                                                                  -----------      -----------
      Total assets                                                $ 1,549,373      $ 1,446,197
                                                                  ===========      ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Due to banks                                                   $    22,457      $    17,470
   Current portion of long-term debt                                   73,084           51,694
   Revolving credit facility                                           78,536           62,526
   Accounts payable                                                    69,669           44,854
   Accrued salaries, wages and benefits                                22,288           22,780
   Accrued advertising and promotion                                   39,550           39,102
   Accrued interest                                                    10,278           16,311
   Other accrued liabilities                                           38,967           33,378
                                                                  -----------      -----------
      Total current liabilities                                       354,829          288,115

Long-term debt                                                      1,024,378        1,102,830
Post-retirement benefits obligation                                    27,216           24,487
Other non-current liabilities                                             898              861
                                                                  -----------      -----------
      Total liabilities                                             1,407,321        1,416,293
                                                                  -----------      -----------

Commitments and contingencies

STOCKHOLDERS' EQUITY
Preferred stock - par value $.01 per share; authorized,
   100,000,000 shares; no shares issued or outstanding            $        --      $        --
Common stock - par value $.01 per share; authorized,
   300,000,000 shares; issued 78,218,034 and 77,584,348 shares            782              776
Additional paid-in capital                                             62,475           56,051
Treasury stock, at cost: 4,400,000 shares                             (57,200)         (57,200)
Retained earnings                                                     137,927           34,497
Accumulated other comprehensive loss                                   (1,932)          (4,220)
                                                                  -----------      -----------
      Total stockholders' equity                                      142,052           29,904
                                                                  -----------      -----------
      Total liabilities and stockholders' equity                  $ 1,549,373      $ 1,446,197
                                                                  ===========      ===========

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' (DEFICIT) EQUITY


                                                                           Treasury Stock                 Accumulated
                                             Common Stock    Additional  -----------------   Retained        Other
                                            --------------    Paid-In             Amount     (Deficit)    Comprehensive
(Amounts in Thousands)                      Shares  Amount    Capital    Shares   at Cost     Earnings        Loss         Total
                                            ------  ------   ----------  ------   --------   ---------   --------------  ---------
Balance at January 1, 1997                  61,923   $619    $(261,318)      --   $     --   $ (1,598)     $(1,898)      $(264,195)

Comprehensive Income:
  Net income                                                                                   19,632                       19,632
  Foreign currency translation                                                                              (1,480)         (1,480)
                                                                                                                         ---------
     Total comprehensive income                                                                                             18,152
                                                                                                                         ---------
Effect of merger transaction                                     2,220                                                       2,220
Issuance of common stock(1)                 15,233    153      224,965                                                     225,118
Productos Del Monte (PDM) acquisition                           39,969                                                      39,969
Stock option compensation                                       46,366                                                      46,366
                                            ------   ----    ---------   ------   --------   --------      -------       ---------
Balance at December 31, 1997                77,156   $772    $  52,202       --   $     --   $ 18,034      $(3,378)      $  67,630

Comprehensive Income:
  Net income                                                                                   16,463                       16,463
  Foreign currency translation, net of
    tax expense of $204                                                                                       (593)           (593)
  Minimum pension liability                                                                                   (249)           (249)
                                                                                                                         ---------
    Total comprehensive income                                                                                              15,621
                                                                                                                         ---------
Sale of shares under benefit plans,
  including tax benefits                       429      4        4,443                                                       4,447
Purchase of treasury stock                                               (4,400)   (57,200)                                (57,200)
Stock option compensation                                         (594)                                                       (594)
                                            ------   ----    ---------   ------   --------   --------      -------       ---------
Balance at December 31, 1998                77,585   $776    $  56,051   (4,400)  $(57,200)  $ 34,497      $(4,220)      $  29,904

Comprehensive Income:
  Net income                                                                                  103,430                      103,430
  Foreign currency translation, net of tax
    expense of $42                                                                                           2,068           2,068
  Minimum pension liability                                                                                    220             220
                                                                                                                         ---------
    Total comprehensive income                                                                                             105,718
                                                                                                                         ---------
Sale of shares under benefit plans,
  including tax benefits                       633      6        5,460                                                       5,466
Stock option compensation                                          264                                                         264
Other                                                              700                                                         700
                                            ------   ----    ---------   ------   --------   --------      -------       ---------
Balance at December 31, 1999                78,218   $782    $  62,475   (4,400)  $(57,200)  $137,927      $(1,932)      $ 142,052
                                            ======   ====    =========   ======   ========   ========      =======       =========

(1) Share amounts are restated to give effect to the 5.3292 for one reverse stock split on November 17, 1997.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                    Years Ended December 31,
                                                             ---------------------------------------
(Dollars in Thousands)                                          1999           1998           1997
                                                             ---------      ---------      ---------
OPERATING ACTIVITIES
  Net income                                                 $ 103,430      $  16,463      $  19,632
  Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation and amortization                              42,715         39,997         30,080
     Deferred income taxes                                      71,591          4,365          2,584
     Restructuring charge                                           --        114,773             --
     Gain on sale of business                                  (15,779)            --             --
     Stock option compensation expense (income)                    264           (594)        46,366
     Extraordinary item, net of tax                                 --             --          4,336
  Changes in assets and liabilities (net of acquisitions
   and divestiture)
     Increase in accounts receivable                           (22,508)       (23,012)       (13,249)
     (Increase) decrease in inventories                        (24,247)        19,092          1,046
     (Increase) decrease in other current assets               (16,633)         9,079         (3,526)
     Increase in accounts payable                               20,675            637             82
     (Decrease) increase in accrued liabilities                 (7,543)       (14,865)         3,247
     Increase in non-current assets                             (3,129)        (4,134)        (8,175)
     Increase (decrease) in non-current liabilities              3,370          1,521        (10,729)
     Other                                                          --             --            247
                                                             ---------      ---------      ---------
     Net cash provided by operating activities                 152,206        163,322         71,941
                                                             ---------      ---------      ---------

INVESTING ACTIVITIES
  Purchases of plant and equipment, net                        (44,690)       (30,968)       (13,563)
  Purchase of businesses, net of cash acquired                (107,890)      (280,443)      (240,246)
  Proceeds from sale of business                                30,000             --             --
                                                             ---------      ---------      ---------
     Net cash used in investing activities                    (122,580)      (311,411)      (253,809)
                                                             ---------      ---------      ---------
FINANCING ACTIVITIES
  Increase in due to banks                                       4,987          5,184          2,157
  Issuance of long-term bank debt                                   --        210,000        650,000
  Repayment of long-term bank                                  (57,062)       (31,193)      (750,000)
  Payment of debt issuance costs                                    --         (1,841)        (1,188)
  Borrowings from revolving credit facility                    200,081        385,000        141,000
  Repayment of borrowings from revolving credit facility      (186,054)      (360,911)      (101,000)
  Proceeds from exercise of stock options                        5,466          2,843             --
  Issuance of common stock, net of issuance costs                   --             --        224,948
  Purchase of treasury stock                                        --        (57,200)            --
  Payment to American Home Products Corporation as
   final purchase price adjustment                                  --             --        (16,556)
                                                             ---------      ---------      ---------
     Net cash (used in) provided by financing activities       (32,582)       151,882        149,361
                                                             ---------      ---------      ---------
  Effect of exchange rate changes on cash                           65          1,536         (1,480)
                                                             ---------      ---------      ---------
  (Decrease) increase in cash and cash equivalents              (2,891)         5,329        (33,987)
  Cash and cash equivalents at beginning of year                17,201         11,872         45,859
                                                             ---------      ---------      ---------
  Cash and cash equivalents at end of year                   $  14,310      $  17,201      $  11,872
                                                             =========      =========      =========
  Cash paid during the year for:
  Interest, net of capitalized amounts                       $ 103,044      $  83,619      $ 103,199
  Income taxes                                               $  21,947      $  11,530      $   1,579
                                                             =========      =========      =========


The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in Thousands, Except Per Share Amounts and where noted in Millions)

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying financial statements include the operations of the subsidiaries of International Home Foods, Inc., all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

     The accompanying financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on judgments and estimates made by management. Actual results could differ from these estimates. Estimates are used when accounting for potential bad debts, inventory obsolescence and spoilage, trade and promotion allowances, coupon redemptions, depreciation and amortization, stock option compensation, deferred income taxes and tax valuation allowances, pension and post-retirement benefits, restructuring charges and contingencies, among other items.


CASH AND CASH EQUIVALENTS

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Company's cash and cash equivalents at December 31, 1999 and 1998 consist of cash in banks and investments in money market funds.


INVENTORIES

Inventories are valued at the lower of cost or market, with cost determined on a first-in, first-out basis. Raw fish inventories are stated at specifically identified cost.


PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Normal maintenance and repairs are expensed. Additions and improvements to provide necessary capacity, improve the efficiency of production or to modernize facilities are capitalized. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, generally 40 years for buildings, 15 years for machinery and equipment and 5-20 years for furniture and fixtures. Leasehold improvements are amortized over the remaining lives of the respective leases.


INTANGIBLE AND OTHER ASSETS

As of December 31, 1999, the Company's intangible and other assets include goodwill and trademarks for the acquisition of Heritage which are amortized over 20 years and have a net book value of $6.1 million, goodwill for the acquisitions of Ranch Style, Ro*Tel, Bumble Bee Seafoods, Inc., Productos Del Monte ("PDM"), Creative Products, Inc., Orleans Seafoods, Inc., Puritan, Grist Mill Co., Libby's, Clover Leaf /Paramount and Louis Kemp, all of which are amortized over 40 years with a net book value of $330.9 million, tradenames for Bumble Bee, Libby's and Louis Kemp which are amortized over 40 years with a net book value of $68.0 million, Libby's trademarks which are amortized over 15 years with a net book value of $22.8 million and other intangible assets with a net book value of $1.4 million, which are amortized over ten years. Intangible assets of $3.5 million acquired prior to 1971 are not amortized.

     The Company continually reviews intangible assets to evaluate whether changes have occurred that would suggest that they may be impaired based on the estimated undiscounted cash flows and operating profit of the business acquired over the remaining amortization period. If this review indicates that the remaining estimated useful life of goodwill requires revision or that goodwill is not recoverable, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows on a discounted basis.

     Other assets are primarily comprised of deferred financing costs incurred in connection with the agreements for bank and other indebtedness, which are being amortized over the terms of the financings using the interest method. Amortization of deferred financing costs is included in interest expense.


REVENUE RECOGNITION

The Company recognizes revenue from product sales upon shipment to customers.


CONCENTRATION OF CREDIT RISK

The Company sells primarily to customers in the retail trade, grocery wholesalers and distributors, grocery stores and supermarkets, mass merchandisers, drug stores, foodservice distributors, convenience stores, warehouse clubs and other channels of distribution. These customers are located primarily in North America (United States, Canada and Mexico). The Company conducts business based on periodic evaluations of its customers' financial condition. While continuing consolidation and competitiveness in the retail industry presents an inherent uncertainty, the Company does not believe a significant risk of loss from a concentration of credit exists.


RESEARCH AND DEVELOPMENT

Research and Development costs are charged to expense as incurred and amounted to $2,620, $2,796 and $1,913 for the years ended December 31, 1999, 1998 and 1997, respectively.


ADVERTISING

Advertising costs are charged to expense as incurred. Advertising costs amounted to $53,399, $64,781 and $63,675 for the years ended December 31, 1999, 1998 and
1997, respectively.

FOREIGN CURRENCY TRANSLATION

The assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates. Translation gains and losses are not included in determining net income, but are recorded in Accumulated Other Comprehensive Income as a separate component of stockholders' equity. For the Company's Mexican subsidiary, PDM, which operated in a highly inflationary economy in 1998 and the Company's Ecuadorian subsidiaries, which operated in a highly inflationary economy in 1999 and 1998, the U.S. dollar is the functional currency and translation gains and losses are included in determining net income in those years. Foreign currency transaction gains and losses are included in determining net income.


FINANCIAL INSTRUMENTS

The acquisition cost of interest rate instruments is amortized as interest expense over the terms of the related agreements. Interest expense is adjusted, if required, to reflect the interest rates included in the agreements.


INCOME TAXES

The Company's income tax provision has been prepared with deferred income taxes provided for differences in the financial statement and tax bases of assets and liabilities. The Company intends to permanently reinvest the undistributed earnings of its Canadian operations; accordingly, deferred income taxes, which would not be significant, have not been provided for the repatriation of such undistributed earnings.


RECLASSIFICATIONS

Certain 1998 and 1997 amounts have been reclassified to conform with the 1999 presentation.


IMPACT OF RECENT ACCOUNTING STANDARDS

In June 1998, Statement of Financial Accounting Standards ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities," was issued to establish standards for accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. This statement requires all derivatives to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, reassessed and documented pursuant to the provisions of SFAS 133. SFAS 133, as amended by SFAS 137, "Deferral of the Effective Date of SFAS 133," is effective for fiscal years beginning after June 15, 2000. The Company is currently evaluating the effect this statement will have on its financial statements.


2 INVENTORIES

Inventories are as follows:

                                               December 31,
                                         -----------------------
                                           1999            1998
                                         --------       --------
Raw materials                            $ 65,483       $ 47,468
Work in progress                            8,841         18,101
Finished goods                            208,587        170,161
                                         --------       --------
    Total                                $282,911       $235,730
                                         ========       ========


3 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are as follows:

                                               December 31,
                                         ---------------------
                                           1999         1998
                                         --------     --------
Land                                     $ 22,188     $ 21,468
Buildings and leasehold improvements      126,113      124,602
Machinery and equipment                   307,608      253,591
Furniture and fixtures                     31,393       28,404
                                         --------     --------
                                          487,302      428,065
Less: accumulated depreciation            181,260      165,294
                                         --------     --------
         Total                           $306,042     $262,771
                                         ========     ========

Depreciation expense totaled $25,989, $25,350 and $18,333 for the years ended December 31, 1999, 1998 and 1997, respectively.


4 INTANGIBLE AND OTHER ASSETS

Intangible assets are as follows:

                                            December 31,
                                        ---------------------
                                          1999         1998
                                        --------     --------
Goodwill, tradenames and trademarks     $474,638     $426,056
Less: accumulated amortization            41,906       29,439
                                        --------     --------
         Intangible assets, net         $432,732     $396,617
                                        ========     ========

     Amortization of intangibles totaled $12,467, $11,580 and $7,006 for the years ended December 31, 1999, 1998 and 1997, respectively. All fully amortized intangibles have been retired.

     Other assets include deferred financing costs, net of amortization, in connection with the Company's issuance of long-term debt. At December 31, 1999 and 1998, net deferred financing costs, were $18,300 and $22,475, respectively. Amortization expense for the years ended December 31, 1999, 1998, and 1997 excluding the write-off due to debt refinancing in 1997 (Note 8), amounted to $4,259, $3,067 and $4,741, respectively.

5 ACQUISITIONS

     On July 19, 1999, the Company, through its subsidiary Bumble Bee Seafoods, Inc., acquired the manufacturing, sales distribution and marketing operations of Louis Kemp from Tyson Foods, Inc. for $68,784, including transaction fees. The Company financed this acquisition with borrowings under its Senior Bank Facilities (See Note 12). Louis Kemp manufactures and sells refrigerated and frozen surimi products. Surimi-based products are made from North Pacific ocean pollack and whiting fish meats. These products are primarily sold under the tradename Louis Kemp and other tradenames such as Captain Jac, SeaFest and Pacific Mate.

     On January 19, 1999, the Company, through its subsidiary Bumble Bee Seafoods, Inc., acquired the Clover Leaf and Paramount canned seafood brands and business of British Columbia Packers ("Clover Leaf/Paramount brands") from George Weston Ltd. of Canada for a total purchase price of $40,394, including transaction fees. The acquisition was funded with borrowings under the Company's Senior Bank Facilities and cash on hand.

     On September 8, 1998 the Company, through its subsidiary Trenton Home Foods, Inc., acquired the Libby's brand of retail and international canned meat products, and the Trenton, Missouri manufacturing facility from Nestle USA, Inc. for $129,032, including transaction fees. The Company, through a fifteen year license agreement with Nestle, will continue to use the Libby's trademark. In addition, the Company and Nestle have entered into a long-term supply agreement through December 31, 2002 with three additional one-year terms, at the option of Nestle, under which the Company will continue to manufacture Nestle foodservice products at the facility in Trenton, Missouri. This supply agreement provides that the Company is reimbursed for the variable cost per case, as defined, for all product which has been produced and packaged by the Company and shipped on behalf of Nestle, plus an amount paid quarterly which approximates the Company's fixed costs. The Company financed the acquisition of the Libby's canned meat business with borrowings under its Senior Bank Facilities. Libby's is a leading domestic manufacturer, importer and global marketer of canned meat products, including Vienna sausages, corned beef, salmon, hash and chili, and the Spreadables and Broadcast brands.

     On April 14, 1998, the Company acquired all of the stock of Grist Mill Co. ("Grist Mill") for $112,825, including transaction fees. The Company financed the acquisition with borrowings under its Senior Bank Facilities. Grist Mill is a manufacturer and distributor of private label and value-priced branded food products including ready-to-eat cereals, fruit snacks, granola bars, fruit-filled cereal bars, crisp rice marshmallow bars and preformed pie crusts.

     On March 9, 1998, the Company, through its Canadian subsidiary, International Home Foods (Canada), Inc., purchased certain assets relating to the Puritan stews and canned meats business from Unilever's T. J. Lipton Canada division for a total purchase price of $41,009, including transaction fees. The acquisition was funded with borrowings under the Company's Senior Bank Facilities. Puritan is the largest processor and marketer of canned stews and meats in Canada, with products marketed under the Puritan and Fraser Farms brand names.

     On November 21, 1997 the Company acquired substantially all of the assets of Orleans Seafood, Inc. ("Orleans") for $26,900, including transaction fees. The acquisition was funded through borrowings under the Company's Senior Bank Facilities. Orleans is a specialty canned seafood manufacturer and marketer.

     On October 1, 1997, the Company acquired all of the stock of Creative Products, Inc. of Rossville ("Creative Products") for $52,000 in cash. The acquisition was funded through borrowings under the Company's Senior Bank Facilities. Creative Products is the leading manufacturer of cooking spray sold to private label customers and foodservice operators. In addition, Creative Products manufactures on a contract basis a number of health and beauty aid products, including hair mousses, hair sprays and deodorants.

     On October 1, 1997, the Company acquired PDM from an affiliate of Hicks Muse Tate & Furst, Incorporated, ("Hicks Muse"), the Company's largest stockholder for 3,127,415 shares of common stock. The shares issued for PDM were valued at their estimated fair value of approximately $40,000, which approximated the purchase price that the Hicks Muse affiliate paid for PDM in 1996. PDM is a leading manufacturer and marketer of branded catsup, canned vegetables and bottled salsa in Mexico. The acquisition of PDM was treated as a combination of entities under common control. Accordingly, the historical accounting values of PDM were carried over for financial accounting purposes. In February 1998, the Company settled a dispute between the Hicks Muse affiliate and PDM's former owners. The settlement was received by the Company and resulted in a reduction of goodwill recorded by the Company.

     Effective July 1, 1997, the Company consummated the acquisition of substantially all of the assets (the "Assets") of Bumble Bee Seafoods, Inc. and its wholly-owned subsidiaries, Bumble Bee International, Inc., Santa Fe Springs Holding Company and Commerce Distributing Company ("CDC") (collectively, the "Sellers"), pursuant to the terms of an Asset Purchase and Sale Agreement dated as of May 1, 1997 (the "Agreement") by and among the Sellers, the Company and its wholly-owned subsidiary, Bumble Bee Acquisition Corporation. The aggregate consideration paid for the Assets was $163,100, including transaction fees. The Assets consisted primarily of inventory, accounts receivable, property, plant and equipment and trademarks formerly used by the Sellers for the processing and marketing of canned seafood products, principally tuna and salmon, including processing facilities in Puerto Rico, Ecuador and California. The transaction was approved by an order of the Federal Bankruptcy Court for the Southern District of California on June 19, 1997, as part of the bankruptcy proceedings of the Sellers. The Company financed the purchase of the Assets with approximately $110,000 of borrowings under its Senior Bank Facilities and the balance of the purchase price from the Company's available cash balances as of the date of the closing.

     The excess of cost over fair value of net assets acquired for the above acquisitions will be amortized over 15 to 40 years (Note 1). These acquisitions have been accounted for using the purchase method of accounting, with the exception of PDM, and the operating results of the acquired companies have been included in the consolidated financial statements from the dates of acquisition. The information below includes non-cash investing and financing activities supplemental to the consolidated statements of cash flows. A summary of the excess of cost over fair value of net assets acquired resulting from purchase price allocations for the 1999 and 1998 acquisitions is as follows:


                                                               1999                           1998
                                                     -----------------------   ----------------------------------
                                                                Clover Leaf/   Trenton
                                                      Louis       Paramount      Home
                                                       Kemp        Brands       Foods      Grist Mill     Puritan
                                                     --------   ------------   --------    ----------    --------
Cost of acquisition, including transaction fees      $ 68,784     $ 40,394     $129,032     $112,825     $ 41,009
Less: acquired assets
   Current assets                                      10,470       38,962       20,218       18,830        4,620
   Property, plant and equipment                       18,111        1,180       31,720       38,190        6,473
   Other assets                                                                      --          287           --
Add: liabilities assumed                                  570        9,411        5,528        5,016           --
                                                     --------     --------     --------     --------     --------
   Excess of cost over net assets acquired,
     including identifiable intangibles              $ 40,773     $  9,663     $ 82,622     $ 60,534     $ 29,916
                                                     ========     ========     ========     ========     ========

     The following unaudited pro forma consolidated results of operations have been prepared as if the acquisitions and divestiture had occurred as of the beginning of 1998, and reflect pro forma adjustments for goodwill, interest expense and tax expense:


                                           1999                                         1998
                        -----------------------------------------     ----------------------------------------
                          IHF(1)      Acquisitions(2)     Total          IHF(1)    Acquisitions(3)     Total
                        ----------    ---------------  ----------     ----------   ---------------  ----------
Net sales               $2,139,429     $   67,499      $2,206,928     $1,649,440     $  386,957     $2,036,397
Operating income        $  287,274     $      508      $  287,782     $  125,789     $   19,731     $  145,520
Net income/(loss)       $   93,516     $   (1,316)     $   92,200     $   13,864     $    1,252     $   15,116

Earnings per share:
Basic                   $     1.27     $    (0.02)     $     1.25     $     0.18     $     0.02     $     0.20
Diluted                 $     1.23     $    (0.02)     $     1.21     $     0.17     $     0.02     $     0.19

(1)  Excludes operations and gain on sale of Polaner (See Note 6).
(2)  Amounts include Louis Kemp and Clover Leaf/Paramount brands.
(3) Amounts include Louis Kemp, Clover Leaf/Paramount brands, Puritan, Grist Mill and Trenton Home Foods.

     The unaudited pro forma consolidated results do not purport to be indicative of results that would have occurred had the acquisitions been in effect for the period presented, nor do they purport to be indicative of the results that will be obtained in the future.

6 SALE OF BUSINESS

On February 5, 1999 the Company sold its Polaner fruit spreads and spices business to B&G Foods, Inc. for approximately $30.0 million in cash resulting in a gain of $15.8 million ($9.6 million, net of tax, or $0.13 per diluted share).

7 RESTRUCTURING

In September 1998, in conjunction with management's plan to reduce costs and improve operational efficiencies, the Company recorded a restructuring charge of $118.1 million ($75.3 million after tax, or $0.94 per diluted share). The principal actions in the restructuring plan involved the closure of the Vacaville, California and Clearfield, Utah production facilities and the related impact of the transfer of production to other facilities, mainly Milton, Pennsylvania, and the write-down of goodwill associated with the Campfire crisp rice snack bar brand ($47.7 million) and the Polaner fruit spreads brand ($29.7 million).

     The Vacaville, California production facility ceased operations in December 1998, while the adjacent distribution center and the Clearfield, Utah facility closed in the second quarter of 1999. The total closure costs of approximately $40.6 million represent $29.5 million of non-cash charges, primarily for the write-down of property, plant and equipment to net realizable value, cash charges of $9.0 million for severance and related benefit costs for affected employees, and $2.1 million in facility closure costs. The severance and related costs relate to the termination of approximately 600 employees, which includes seasonal employees not eligible for severance, of which 572 had been terminated as of December 31, 1999.

     With the exception of outsourced products, the Company has moved all of the products that were manufactured at the Vacaville facility to other facilities, mainly Milton, Pennsylvania. Production of tomato paste used in Chef Boyardee canned pasta products and of Ro*Tel diced tomatoes, both of which were manufactured at the Vacaville facility prior to its closure, have been outsourced. The manufacturing of the Campfire products has been transferred from Clearfield, Utah to the Company's Lakeville, Minnesota facility. The Company incurs non-capitalizable expenses as the transfer and installation of the relocated equipment from these facilities occurs. The Company incurred approximately $2.7 million and $0.6 million of such non-capitalizable costs in 1999 and 1998, respectively which are reflected in the Company's selling, general and administrative expenses.

     At December 31, 1999, $3.2 million of restructuring charges remained in other accrued liabilities. This amount is primarily comprised of multi-employer pension plan settlements and certain other employee benefit related costs. Payments totaling $7.9 million have been made to date, primarily for severance, related benefit costs and facility closure costs, including $4.6 million in 1999.

8 EXTRAORDINARY ITEM

In 1997, the Company recorded an extraordinary after-tax charge of $4.3 million (net of $2.9 million of related tax benefit), or $0.06 per share on a diluted basis associated with the write-off of unamortized deferred financing costs included in other assets in connection with the Senior Bank Facilities amendment in November 1997.

9 BUSINESS SEGMENT INFORMATION

The Company manufactures and markets a diversified portfolio of shelf-stable food products including entrees, side dishes, snacks, canned fish, canned meats and refrigerated surimi. The Company sells its products primarily in the United States, Canada and Mexico, and is not dependent on any single or major group of customers for its sales.

     The Company has three reportable business segments - Branded Products, Seafood, and Private Label and Foodservice. Branded Products is defined as U.S. grocery sales for the following brands: Chef Boyardee, Libby's canned meats, Southwest brands (Luck's, Ro*Tel, Dennison's and Ranch Style), Specialty brands (PAM, Gulden's, Maypo, Wheatena, Maltex and G. Washington's) and Snack brands (Crunch 'n Munch, Jiffy pop and Campfire). Seafood includes all sales for the Bumble Bee, Orleans, Libby's, Clover Leaf, Paramount and Louis Kemp brands of seafood products as well as private label and foodservice seafood sales. Private Label and Foodservice includes all private label canned pasta, cooking spray, fruit snacks, ready-to-eat cereals, wholesome snack bars, pie crust and personal care products and the sales to foodservice distributors. The All Other category is comprised of sales of Polaner products, sales to the military, contract sales to Nestle and international sales, which includes branded, private label and foodservice sales in Canada, Mexico, Puerto Rico and other export sales.

     The Company sold its Polaner fruit spreads and spices business on February 5, 1999 (Note 6). For comparative purposes, the Company has reclassified the Polaner sales, operating income and depreciation and amortization from the Branded Products and Private Label and Foodservice segments, where it was reported in the Company's 1998 Annual Report, to the All Other category for 1999, 1998 and 1997. The Company has also reclassified certain Libby's sales, operating income and depreciation and amortization from the Branded Products segment, where it was reported in the 1998 Annual Report, to Private Label and Foodservice and All Other to better reflect management's monitoring of the business.

     The Company sells its products in each of its segments primarily to grocery wholesalers and distributors, grocery stores and supermarkets, convenience stores, drug and mass merchants and warehouse clubs.

     The Company evaluates segment performance based upon segment operating income (earnings before interest expense, net other [income] expense, and income taxes excluding unusual or infrequently occurring items, restructuring charges and stock compensation expense [income]). Certain centrally incurred costs (Corporate), are not allocated to the operating segments. Asset and long-lived expenditure information is not available at the segment level, is not reviewed by the chief operating decision maker, and is therefore not disclosed.

     The Company allocates certain charges, including depreciation, amortization, agent and broker commissions, storage, packing and shipping charges, and administrative costs for salaries, insurance and employee benefits, to its Branded Products segment, and to its Private Label and Foodservice segment based on a percentage of net sales.


                                                                           Private          Total
                                              Branded                      Label and      Reportable      All
                                              Products       Seafood      Foodservice      Segments      Other          Total
                                             ----------     ----------    -----------     ----------   ----------    ----------
1999
Net sales                                    $  859,761     $  678,989     $  305,966     $1,844,716   $  299,704    $2,144,420
Segment operating income                        190,523         43,662         39,831        274,016       34,239       308,255
Depreciation and amortization                    16,611          7,503          8,269         32,383        6,073        38,456(1)

1998
Net sales                                       732,003        443,229        248,418      1,423,650      275,950     1,699,600
Segment operating income                        157,092         30,677         35,477        223,246       37,091       260,337
Depreciation and amortization                    17,904          5,817          7,285         31,006        5,924        36,930(1)

1997
Net sales                                       728,635        193,291        109,408      1,031,334      191,100     1,222,434
Segment operating income                        154,088          9,524         16,064        179,676       21,695       201,371
Depreciation and amortization                    18,062          2,355          1,444         21,861        3,478        25,339(1)


Reconciliation to Consolidated Results:                                                       1999         1998         1997
                                                                                          ----------   ----------    ----------
Segment operating income                                                                  $  308,255   $  260,337     $ 201,371
Less:
   Restructuring charge                                                                           --     118,0872            --
   Stock compensation expense (income)                                                           264         (594)       46,366
   Corporate                                                                                  20,428       12,797(2)     11,355
                                                                                          ----------   ----------    ----------
        Total consolidated income from operations                                         $  287,563   $  130,047     $ 143,650
                                                                                          ==========   ==========    ==========

(1) Excludes amortization of deferred financing costs of $4,259, $3,067 and $4,741 in 1999, 1998 and 1997, respectively.

(2)   Restated to include certain allocations previously made to Polaner.

OTHER INFORMATION

Geographic Information:                                                                       1999         1998         1997
                                                                                          ----------   ----------     ----------
Net sales:
    United States                                                                         $1,792,662   $1,512,698     $1,113,352
    Foreign                                                                                  351,758      186,902        109,082
                                                                                          ----------   ----------     ----------
        Consolidated                                                                      $2,144,420   $1,699,600     $1,222,434
                                                                                          ==========   ==========     ==========
Long-lived assets:
    United States                                                                         $  269,516   $  232,210     $  191,856
    Foreign                                                                                   36,526       30,561         18,339
                                                                                          ----------   ----------     ----------
        Consolidated                                                                      $  306,042   $  262,771     $  210,195
                                                                                          ==========   ==========     ==========

Foreign revenues represent sales by the Company's foreign subsidiaries and export sales from the United States.

10 INCOME TAXES

Income before provision for income taxes is as follows:

                For Years Ended December 31,
             ----------------------------------
               1999         1998         1997
             --------     --------     --------
Domestic     $173,416     $ 12,661     $ 29,006
Foreign        29,597       19,661       10,757
             --------     --------     --------
   Total     $203,013     $ 32,322     $ 39,763
             ========     ========     ========

The provision for income taxes is as follows:

               For Years Ended December 31,
             -------------------------------
              1999         1998        1997
             -------     -------     -------
Federal      $49,781     $ 7,963     $11,066
Foreign       10,469       5,751       2,809
State         39,333       2,145       1,920
             -------     -------     -------
   Total     $99,583     $15,859     $15,795
             =======     =======     =======

A reconciliation between the Company's effective tax rate and U.S. statutory rate is as follows:

                                     For Years Ended December 31,
                                     ----------------------------
                                      1999      1998       1997
                                      ----      ----       ----
U.S. statutory rate                   35.0%     35.0%      35.0%
State tax, net of federal benefit      2.8       4.3        3.5
Non-deductible goodwill                0.4      12.1        0.4
Foreign income taxes (benefit)         0.4      (3.5)       0.2
Tax restructuring 10.1                            --         --
Other                                  0.4       1.2        0.6
                                      ----      ----       ----
Effective tax rate                    49.1%     49.1%      39.7%
                                      ====      ====       ====

The current and deferred provision for income taxes is as follows:

                   For Years Ended December 31,
               -----------------------------------
                 1999         1998           1997
               --------     --------      --------
Current:
   Federal     $ 23,702     $  6,539      $  2,239
   Foreign        4,536        4,350         2,809
   State          3,981        3,247           772
               --------     --------      --------
                 32,219       14,136         5,820
Deferred:
   Federal       26,079        1,424         8,827
   Foreign        5,933        1,401            --
   State         35,352       (1,102)        1,148
               --------     --------      --------
                 67,364        1,723         9,975
               --------     --------      --------
   Total       $ 99,583     $ 15,859      $ 15,795
               ========     ========      ========

     The Company adopted a tax restructuring program, which resulted in a one-time, non-cash tax charge of $20.6 million, or $0.27 per diluted share, in the third quarter ended September 30, 1999 to reduce deferred tax assets that had been recorded in prior years. This program was substantially implemented by December 31, 1999.

     Effective on November 1, 1996, an affiliate of Hicks Muse acquired 80% of the outstanding capital stock of the Company in a transaction treated as a recapitalization for financial accounting purposes ("IHF Acquisition"). For federal and state income tax purposes, the IHF Acquisition was a taxable business combination and was a qualified stock purchase.

     The buyer and seller have elected jointly to treat the IHF Acquisition as an asset acquisition under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended. An allocation of the purchase price to the tax bases of assets and liabilities based on their respective estimated fair values at November 1, 1996 was made for income tax purposes. The assets and liabilities remained at their historical bases for financial reporting purposes.

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

     The components of deferred tax assets at December 31, 1999 and December 31, 1998 are as follows:

                                                     December 31,
                                               ------------------------
                                                 1999            1998
                                               ---------      ---------
Current deferred tax assets:
   Allowance for doubtful accounts             $   1,030      $     899
   Inventory reserves                              2,602          3,252
   Trade accruals                                  4,633          3,892
   Restructuring                                   4,380          3,658
   Alternative minimum tax                            --          3,107
   Accrued expenses                                3,468          4,808
                                               ---------      ---------
      Current deferred tax assets                 16,113         19,616

Non-current deferred tax assets:
   Tradenames                                    144,634        162,597
   Goodwill and intangible assets                108,366        147,271
   Stock options                                  16,074         17,579
   Post-retirement benefits                       10,126          8,365
   Restructuring                                      --            978
   Net operating loss carryforwards                4,752          2,017
   Valuation allowance                            (3,050)        (3,107)
                                               ---------      ---------
      Non-current deferred tax assets            280,902        335,700
                                               ---------      ---------

Non-current deferred tax liabilities:
   Property, plant and equipment                  (9,384)        (4,709)
   Unremitted foreign earnings                    (2,993)            --
   Foreign inventory                              (5,962)            --
   Other                                              --           (340)
                                               ---------      ---------
      Non-current deferred tax liabilities       (18,339)        (5,049)
                                               ---------      ---------
      Net non-current deferred tax assets        262,563        330,651
                                               ---------      ---------
      Net deferred tax assets                  $ 278,676      $ 350,267
                                               =========      =========

     At December 31, 1999, the Company had net operating loss carryforwards subject to the utilization restrictions for federal income tax purposes of approximately $2,880, which expire in years ending through 2010. The Company had state income tax and foreign tax loss carryforwards of approximately $24,000 and $7,000, respectively, at December 31, 1999, which expire in years ending through 2013 and 2010, respectively. The Company has established a valuation allowance at December 31, 1999 of $3,050 related to foreign and state net operating loss carryforwards and the realization of certain deferred tax assets.

11 LEASES

     The Company leases certain facilities and equipment under operating leases. Rental expenses totaled $5,709, $7,886 and $4,181 for the years ended December 31, 1999, 1998, and 1997, respectively. Future minimum lease payments under non-cancellable operating leases at December 31, 1999 are as follows:

2000                     $ 4,761
2001                       3,538
2002                       2,921
2003                       2,316
2004 and later years       3,998
                         -------
                         $17,534
                         =======

12 LONG-TERM DEBT

Long-term debt at December 31, 1999 and 1998 is as follows:

                                                  December 31,
                                           -------------------------
                                              1999           1998
                                           ----------     ----------
Senior Bank Facilities:
Tranche A                                  $  448,522     $  499,347
Tranche B                                     149,200        149,600
Tranche B-1                                    99,740        100,000
Revolving credit facility                      78,536         62,526
                                           ----------     ----------
                                              775,998        811,473
Senior Subordinated Notes                     400,000        400,000
Grist Mill term loan                               --          5,577
                                           ----------     ----------
         Total debt                         1,175,998      1,217,050
Less: Current portion                          73,084         51,694
             Revolving credit facility         78,536         62,526
                                           ----------     ----------
         Long-term debt                    $1,024,378     $1,102,830
                                           ==========     ==========

     The aggregate maturities of all long-term debt during each of the next five years are $73,084, $93,414, $104,849, $116,285 and $83,990 for 2000, 2001, 2002,
2003, 2004, respectively, and $625,840 thereafter.

     In connection with the IHF Acquisition, the Company entered into a $770,000 Credit Agreement ("Senior Bank Facilities") with Chase Manhattan Bank, Bankers Trust Company and Morgan Stanley Senior Funding, Inc. and issued $400,000 of 10.375% Senior Subordinated Notes ("Notes"). The Senior Bank Facilities provided for term loans in three tranches aggregating $670,000 and a revolving credit loan facility of $100,000.

     The Company amended its Senior Bank Facilities as of September 16, 1998. The Senior Bank Facilities are comprised of:

     (i) a $516,500 Tranche A term loan facility of which $448,522 is outstanding at December 31, 1999. This tranche matures in 2004 with mandatory semiannual repayments aggregating $72,424, $92,754, $104,189 and $115,625 in the years 2000 through 2003, respectively, and the remaining $63,530 on May 31, 2004;

     (ii) a $149,800 Tranche B term loan facility of which $149,200 is outstanding at December 31, 1999. This tranche matures in 2005 with mandatory semiannual repayments aggregating $400 in each of the years 2000 through 2003, $20,200 in 2004, and the remaining $127,400 in 2005;

     (iii) a $100,000 Tranche B-1 term loan facility of which $99,740 is outstanding at December 31, 1999. This tranche matures in 2006 with mandatory semiannual repayments aggregating $260 in each of the years 2000 through 2005, and the remaining $98,180 in 2006;

     (iv) a $230,000 revolving credit facility (the revolving credit facility), which includes a Canadian facility of $50,000, maturing in 2004, or earlier upon repayment of the Tranche A term loans. At December 31, 1999, $78,536 is outstanding under this facility and is separately disclosed on the balance sheet.

     In addition to scheduled periodic repayments, the Company is also required to make mandatory repayments of the loans under the Senior Bank Facilities with a portion of its excess cash flow, as defined.

     Borrowings under the amended Senior Bank Facilities bear interest based on the Eurodollar Rate or an Alternate Base Rate, as defined, plus applicable margins. The Canadian portion of the revolving credit facility bears interest at the Canadian Prime Rate, or the Canadian Bankers' Acceptance Rate, as defined, plus applicable margins. As of December 31, 1999 margins ranged from 0.25% to 1.75%. The weighted average interest rate for 1999, including the Notes, was 8.46%. At December 31, 1999, interest rates in effect for Tranches A, B, B-1 and the revolving credit facility were 7.38%, 7.63%, 7.95% and 7.12%, respectively.

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

     The Senior Bank Facilities also contain a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures, engage in certain transactions with affiliates, amend the Notes and otherwise restrict corporate activities. In addition, under the Senior Bank Facilities the Company is required to comply with specified minimum interest coverage, maximum leverage and minimum fixed charge coverage ratios.

     The Company pays a commission on the face amount of all outstanding letters of credit drawn under the Senior Bank Facilities at a per annum rate equal to the Applicable Margin then in effect with respect to Eurodollar loans under the Revolving Credit Facility minus the Fronting Fee (as defined). A fronting fee equal to 1/4% per annum on the face amount of each Letter of Credit is payable quarterly in arrears to the issuing lender for its own account. At December 31, 1999 the Company has entered into agreements for letters of credit amounting to $10,500, of which $5,050 relates to the Senior Bank Facilities. The Company also pays a per annum fee equal to 0.375% on the undrawn portion of the commitments in respect of the revolving credit facility. As of December 31, 1999 and 1998, the Company had unused revolving credit facility balances of $151,464 and $167,474, respectively.

     The Notes are due November 1, 2006, and bear interest at a rate of 10.375%, which is payable semiannually on May 1 and November 1 of each year. The Notes may be redeemed prior to November 1, 2000 in up to an aggregate principal amount of $160,000 with the proceeds of one or more equity offerings, as defined, by the Company under certain conditions at a redemption price of 110.375%. The Notes may also be redeemed prior to November 1, 2001 at a redemption price of 100% upon the occurrence of a change of control, as defined. The Notes will be redeemable, in whole or in part, at the Company's option at redemption prices decreasing from 105.188% at November 1, 2001 to 100% on November 1, 2004 and thereafter.

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

     In connection with the acquisition of Grist Mill, the Company assumed a $5,700 term loan on its facility which was to mature on June 1, 2000, with a balloon payment of $5,200. However, the loan was paid in full during 1999.

13 FINANCIAL INSTRUMENTS

The Company's financial instruments recorded on the balance sheet include cash and cash equivalents, accounts receivable, accounts payable and debt. Because of their short maturities, the carrying amount of these items, excluding debt, approximate fair value.

     The Company's $400 million Notes at December 31, 1999 and 1998 had an estimated fair value of approximately $414 million and $433 million, respectively, based on their publicly quoted rates. The fair value of the Senior Bank Facilities at December 31, 1999 and 1998 approximated its carrying value because the interest rates change with market interest rates.

     The Company currently does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives. In accordance with the Senior Bank Facilities, the Company is required to enter into interest rate protection agreements to the extent necessary to provide that, when combined with the Company's Senior Subordinated Notes, at least 50% of the Company's aggregate indebtedness, excluding the revolving credit facility, is subject to either fixed interest rates or interest rate protection. At December 31, 1999, more than 50% of the Company's aggregate indebtedness, excluding the revolving credit facility, is subject to such protection.

     Under these agreements the Company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts based on agreed upon notional principal amounts. The notional amounts of interest rate agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. In accordance with the interest rate agreements, the measurement of 3 month LIBOR and 6 month LIBOR, respectively, occurs on the first day of each calculation period. For interest rate instruments that effectively hedge interest rate exposures, the net cash amounts paid or received on the agreements are accrued as incurred and recognized as an adjustment to interest expense.

     The Company is exposed to credit loss in the event of non-performance by the other parties to the interest rate protection agreements. All counterparties are at least A rated by Moody's and Standard & Poor's. Accordingly, the Company does not anticipate non-performance by the counterparties.

     As of December 31, 1999, the Company had the following interest rate instruments in effect for which the fair value of these instruments is based on the current settlement cost (dollar amounts are in millions):


 Notional amount  Fair value       Period         3 month LIBOR rate    6 month LIBOR rate      Company pays      Company receives
 ---------------  ----------       ------         ------------------    ------------------      ------------      ----------------

     $ 600          $   --        5/99-5/04       4.45% or less                N/A                        5.55%     3 month LIBOR
                                               >4.45% and <5.55%               N/A               3 month LIBOR      3 month LIBOR
                                                 5.55% to <6.30%               N/A                        5.55%     3 month LIBOR
                                               6.30% or greater                N/A               3 month LIBOR      3 month LIBOR

     $ 200          $ (1.5)      8/98-11/01                 N/A      5.20% or less                       10.23%            10.375%
                                                            N/A    >5.20% to <6.23%          6 month LIBOR + 4%            10.375%
                                                            N/A     6.23% to <6.75%                      10.23%            10.375%
                                                            N/A   6.75% or greater           6 month LIBOR + 4%            10.375%

     $ 150          $  0.5      10/98-10/01               <3.76%               N/A                        3.76%     3 month LIBOR
                                                  3.76% to 5.75%               N/A               3 month LIBOR      3 month LIBOR
                                                          >5.75%               N/A                        5.75%     3 month LIBOR

     $ 225          $   --      10/99-10/00                 N/A              <5.30%                       5.30%     6 month LIBOR
                                                            N/A      5.30% to 8.00%              6 month LIBOR      6 month LIBOR
                                                            N/A              >8.00%                       8.00%     6 month LIBOR
                    ------
                    $ (1.0)
                    ======

14 GUARANTOR FINANCIAL DATA

The Company's Senior Subordinated Notes are fully and unconditionally guaranteed by each of the Company's subsidiary guarantors on a joint and several basis. The Company has not presented separate financial statements and other disclosures concerning each of the subsidiary guarantors because management has determined that such information is not material to the holders of the Senior Subordinated Notes. Presented below is consolidating financial information including summarized combined financial information of the subsidiary guarantors:



                                                                                                   Non-
                                                                            Guarantor            Guarantor
                                                          Parent           Subsidiaries         Subsidiaries      Consolidated
                                                      ---------------     ---------------      ---------------   ---------------

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1999
Net sales                                             $       907,854     $     1,015,149      $       221,417   $     2,144,420
Gross profit                                                  537,221             389,471               78,026         1,004,718
Net income                                                     11,805              90,385(1)             1,240           103,430(1)
Net cash provided by (used in) operating activities           126,512              42,210              (16,516)          152,206
Net cash used in investing activities                          (3,525)            (85,143)             (33,912)         (122,580)
Net cash (used in) provided by financing activities           (41,659)             (6,097)              15,174           (32,582)

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998
Net sales                                             $       855,922     $       777,268      $        66,410   $     1,699,600
Gross profit                                                  499,842             273,976               32,384           806,202
Net income                                                      4,012(2)           11,278(2)             1,173            16,463(2)
Net cash provided by operating activities                      20,375             139,882                3,065           163,322
Net cash used in investing activities                        (110,804)           (195,364)              (5,243)         (311,411)
Net cash provided by financing activities                      95,531              55,593                  758           151,882

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997
Net sales                                             $       865,513     $       337,656      $        19,265   $     1,222,434
Gross profit                                                  482,574             121,783                6,924           611,281
Net (loss) income                                             (13,351)(3)          32,018                  965            19,632(3)
Net cash provided by (used in) operating activities            38,870              33,320                 (249)           71,941
Net cash used in investing activities                        (247,933)             (5,359)                (517)         (253,809)
Net cash provided by (used in) financing activities           171,303             (21,942)                  --           149,361

(1) Includes an after-tax gain of $9.6 million ($15.8 million pre-tax) from sale of the Polaner fruit spread and spice business.

(2) Includes restructuring charge of $75.3 million (net of $42.8 million tax benefit): Guarantor Subsidiaries $61.3 million (net of $33.8 million tax benefit) and $14.0 million (net of $9.0 million tax benefit) for the Parent.

(3) Includes $28.1 million stock compensation charge, net of tax and a $4.3 million extraordinary loss, net of tax.

Amounts are not intended to report results as if the subsidiaries were separate stand-alone entities.


                                                                Non-
                                               Guarantor     Guarantor
                                  Parent      Subsidiaries   Subsidiaries   Eliminations    Consolidated
                               ------------   ------------   ------------   ------------    ------------

DECEMBER 31, 1999
Current assets                 $    132,979   $    304,110   $     91,261   $         --    $    528,350
Non-current assets                1,091,493        670,803            808       (742,081)      1,021,023
Current liabilities                 200,671        132,201         21,957             --         354,829
Non-current liabilities           1,041,449          5,195         33,109        (27,261)      1,052,492

DECEMBER 31, 1998
Current assets                 $    148,896   $    252,193   $     30,494   $        (92)   $    431,491
Non-current assets                1,099,156        576,778          6,370       (667,598)      1,014,706
Current liabilities                 171,511        108,161          8,535            (92)        288,115
Non-current liabilities           1,112,317         30,817          3,906        (18,862)      1,128,178

15 CAPITAL STOCK

In November 1997, the Company completed the issuance of 12.1 million common shares through an initial public offering, resulting in net proceeds (after deducting issuance costs) of $224.9 million. The proceeds of the offering were used to repay indebtedness under the Senior Bank Facilities.

         On October 23, 1998, the Company purchased 4.4 million shares of its common stock, par value $.01 per share, from AHP Subsidiary Holding Corporation, a subsidiary of American Home Products Corporation for approximately $57,200 ($13.00 per share) which it presently holds in treasury. The purchase of the common stock was financed by the Company with borrowings under its Senior Bank Facilities.

16 EMPLOYEE BENEFIT PLANS

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

         The following table summarizes the balance sheet impact, as well as the benefit obligations, assets, funded status and rate assumptions associated with the pension and post-retirement benefit plans:



                                                              Pension Benefits            Post-retirement Benefits
                                                                 December 31,                   December 31,
                                                           --------------------------    --------------------------
                                                               1999           1998           1999           1998
                                                           -----------    -----------    -----------    -----------
Change in benefit obligations
  Beginning of year obligations                            $    12,341    $     8,865    $    26,228    $    21,798
  Service cost                                                   3,861          3,630          1,373          1,233
  Interest cost                                                    844            713          1,672          1,492
  Plan amendments                                                   --             --          3,069         (3,069)
  Actuarial (gains) losses                                      (1,498)           690         (7,162)         4,855
  Acquisitions                                                     111             --             --             --
  Benefits paid                                                 (1,197)        (1,544)          (320)           (81)
  Other                                                             24            (13)           (77)            --
  End of year benefit obligations                               14,486         12,341         24,783         26,228

Change in plans' assets
  Beginning of year fair value of plans' assets                 10,671          4,416             --             --
  Actual return on plans' assets                                 1,122            628             --             --
  Acquisitions                                                     161             --             --             --
  Employer contributions                                         4,132          7,184            320             81
  Benefits paid                                                 (1,197)        (1,544)          (320)           (81)
  Other                                                             19            (13)            --             --
                                                           -----------    -----------    -----------    -----------
  End of year fair value of plans' assets                       14,908         10,671             --             --
                                                           -----------    -----------    -----------    -----------
Funded status of the plans  Benefit obligation                 (14,486)       (12,341)       (24,783)       (26,228)
  Fair value of plan assets                                     14,908         10,671             --             --
  Unrecognized transition (benefit) obligation                     (34)            18            458         (2,576)
  Unamortized prior service cost                                   330            378             --             --
  Unrecognized net actuarial (gain) loss                          (767)           983         (2,891)         4,317
                                                           -----------    -----------    -----------    -----------
  Net amount recognized                                            (49)          (291)       (27,216)       (24,487)

Amounts recognized in the consolidated balance sheets
  Prepaid benefit cost                                           1,082            504             --             --
  Accrued benefit liability                                     (1,176)        (1,283)       (27,216)       (24,487)
  Intangible asset                                                  16            239             --             --
  Accumulated other comprehensive income                            29            249             --             --
                                                           -----------    -----------    -----------    -----------
  Net amount recognized                                    $       (49)   $      (291)   $   (27,216)   $   (24,487)
                                                           ===========    ===========    ===========    ===========


The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans were $14,486, $12,373 and $14,908, respectively, as of December 31, 1999 and $12,341, $10,825 and $10,671,
respectively, as of December 31, 1998.

The following table shows the components of pension and post-retirement benefit costs for the periods indicated:


                                                                                        For Years Ended December 31,
                                                                              ----------------------------------------------
                                                                                  1999             1998              1997
                                                                              --------------    -------------     ----------
Pension Cost
   Service cost                                                               $        3,861    $       3,630     $    3,176
   Interest cost                                                                         844              713            234
   Expected return on plans' assets                                                     (902)            (578)          (394)
   Recognized net actuarial loss/(gain)                                                   34               36             (2)
   Amortization of transition obligation                                                   2                2              2
   Amortization of prior service cost                                                     48               48             50
                                                                              --------------    -------------     ----------
   Net pension cost                                                           $        3,887    $       3,851     $    3,066
                                                                              ==============    =============     ==========

Rate assumptions:
   Discount rate                                                                    7.5-7.75%             7.0%          7.25%
   Rate of return on plans' assets                                                       8.0%             8.0%       7.0-8.0%
   Salary increases                                                                  3.5-5.0%         3.5-5.0%       3.5-5.0%
                                                                              --------------    -------------     ----------

Post-retirement Benefit Cost:
   Service cost-benefits earned attributable to service during the period     $        1,373    $       1,233     $    1,241
   Interest cost on the accumulated post-retirement benefit obligation                 1,672            1,492          1,202
   Recognized net actuarial loss (gain)                                                   37              (3)             --
   Amortization of transition obligation                                                  34               20             --
                                                                              --------------    -------------     ----------
Net post-retirement benefit cost                                              $        3,116    $       2,742     $    2,443
                                                                              ==============    =============     ==========

Rate assumptions:

   Discount rate                                                                        7.75%             7.0%          7.25%
   Annual increase in cost of benefits                                              8.5-10.0%        8.5-10.0%      8.5-10.0%
                                                                              to 6-6.5% over    to 6-6.5% over     to 6% over
                                                                                  3-10 years       4-11 years       12 years

Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement medical benefit plans. The effects of a one percentage point change in the assumed health care cost trend rates would have the following effects:


                                                                                                  1% Point         1% Point
                                                                                                  Increase         Decrease
                                                                                               -------------     ----------

Effect on total of service and interest cost components                                         $         676     $     (599)
Effect on post-retirement benefit obligation                                                    $       5,037     $   (4,662)

SAVINGS PLANS

The Company sponsors a 401(k) defined contribution plan for employees. Employer contributions for years ended December 31, 1999, 1998 and 1997 were $1,663, $1,373 and $1,638, respectively.

MULTI-EMPLOYER PLANS

The Company also participates in union-sponsored multi-employer pension, life insurance and health and welfare plans which provide benefits to union employees located at the Company's facilities in Vacaville, CA and Danville, IL (added in 1998). The Company's contributions to these plans were $659, $3,002 and $2,778 for the years ended December 31, 1999, 1998 and 1997, respectively.

17 STOCK COMPENSATION PLANS

Effective November 1, 1996, the Company adopted the International Home Foods, Inc. 1996 Stock Option Plan (the "IHF Plan") which provides for the grant of stock options at fair value on the date of grant. Generally, stock options have a ten-year term and vest immediately or ratably over three years. Certain options were granted with an exercise price which increased by 8% per year until the exercise date. These indexed options were modified during 1997 to reflect a fixed exercise price. Shares and options have been adjusted for the 5.3292 for one reverse stock split. The total number of shares of common stock authorized for grant under the IHF Plan is 8,444,021.

         Effective October 23, 1997, the Company amended and restated the IHF Plan. The amended and restated plan is named the International Home Foods, Inc. 1997 Stock Option Plan (the "Plan"). The option term and vesting provisions, and number of shares authorized, are consistent with the IHF Plan. Certain options granted have accelerated vesting provisions based on targeted stock prices. Effective June 12, 1998, the Company amended the Plan to increase the number of shares of common stock authorized for grant to 13,444,021.

         The Company has adopted the disclosure-only provisions of SFAS No. 123,"Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 (APB No. 25) and related interpretations in accounting for its plans. In 1997, in accordance with APB No. 25, the Company recorded a non-cash stock option compensation charge of $46,366 including $44,673 for indexed options granted to senior management and other employees. In the third quarter of 1997, the variable exercise price of these options was fixed. Unearned stock compensation of $474 was recorded as a reduction of paid-in-capital. This amount will be amortized to compensation expense as the related options vest. In 1999, $264 was recorded as compensation expense. In 1998, $594 was recorded as a compensation benefit due to options that lapsed and were initially charged to expense. As of December 31, 1999, the full amount has been amortized to compensation expense. If the Company had elected to recognize compensation cost based on the fair value of the options at the grant dates, consistent with the method prescribed by SFAS No. 123, net income and per share amounts would have been adjusted to the pro forma amounts indicated below:



                                      1999          1998          1997
                                 -----------   -----------   -----------
Net income:
         As reported             $   103,430   $    16,463   $    19,632
         Pro forma               $    97,783   $    12,648   $    43,632

Basic earnings per share:
         As reported             $      1.41   $      0.22   $      0.31
         Pro forma               $      1.33   $      0.17   $      0.68

Diluted earnings per share:
         As reported             $      1.36   $      0.21   $      0.30
         Pro forma               $      1.29   $      0.16   $      0.66


Note: The pro forma disclosures shown above are not representative of the effects on net income and per share amounts in future years.

For IHF options granted in 1999, 1998, and 1997 the following assumptions were used:


                                    1999           1998          1997
                                 -----------   -----------   -----------


Volatility                                35%            45%            20%(1)
Dividend yield                             0%             0%             0%

Expected option term                 4 years        4 years        4 years
Weighted avg. risk -
   free interest rate                   5.76%          4.79%          6.10%

(1) For the time period prior to the Company's initial filings for its public offering in November 1997, a 0% volatility was assumed.

Presented below is a summary of the status of the IHF stock options held by the Company's employees for 1999, 1998, and 1997:



                                                   1999                            1998                          1997
                                          ------------------------------------------------------------------------------------------
                                                              Weighted                         Weighted                     Weighted
                                           Options    Average Exercise      Options    Average Exercise   Options   Average Exercise
                                           (000's)     Price Per Share      (000's)             (000's)    (000's)   Price Per Share
                                          --------    ----------------     ---------   ----------------   --------  ----------------
IHF non-indexed options:
  Outstanding at beginning of year           8.634        $     9.88          7,751        $     7.74           38     $     5.33
  Granted                                    3,266        $    16.19          2,427        $    16.50        4,162     $     8.75
  Exercised                                   (633)       $     6.99           (429)       $     6.63           --             --
  Forfeited                                   (705)       $    14.12         (1,115)       $    10.69         (624)    $     5.33
  Other, transfer                               --                --             --                --        4,175+    $     6.40
  Outstanding at end of year                10,562        $    11.72          8,634        $     9.88        7,751     $     7.74
IHF options exercisable at end of year       5,331        $     7.56          4,950        $     7.02        4,387     $     6.73

IHF indexed options:
  Outstanding at beginning of year              --                --             --                --        4,175     $     5.38
  Granted                                       --                --             --                --        1,314     $     5.33
  Forfeited                                     --                --             --                --       (1,314)    $     5.33
  Other, transfer                               --                --             --                --       (4,175)+   $     5.76
  Outstanding at end of year                    --                --             --                --           --             --
  IHF options exercisable at end of year        --                --             --                --           --             --
                                            ======        ==========         ======        ==========       ======     ==========


+ The indexed options originally issued with a grant price of $5.33 were fixed at $6.40 during 1997 and are included as non-indexed options as of December 31, 1998 and 1997.

         The weighted average fair value of IHF stock options granted during 1999, 1998 and 1997 were $5.85, $7.71 and $3.73 per option, respectively.

         As of December 31, 1999, the 10,562,422 stock options outstanding under the IHF plan have exercise prices ranging from $5.33 to $20.00 and a weighted average exercise price of $11.72.

Such options have a remaining contractual life of approximately 8.0 years and 5,331,414 were exercisable at December 31, 1999. The following table summarizes the status of stock options outstanding and exercisable as of December 31, 1999, by range of exercise price:




Range                Options       Weighted Average               Weighted            Options       Weighted Average
of Exercise      Outstanding              Remaining                Average        Exercisable      Exercise Price on
Price                (000's)       Contractual Life         Exercise Price            (000's)    Exercisable Options
-----------      -----------       ----------------         --------------        -----------    -------------------
$5.33-$9.06          4,961              6.9 years              $  6.33                4,530            $   6.36
$10.66-$15.00        1,339              8.1 years              $ 14.42                  762            $  14.07
$15.06-$20.00        4,262              9.4 years              $ 17.16                   39            $  19.39

         Stock options outstanding at December 31, 1999 which were issued with exercise prices equal to, less than and more than the market price of the stock on the grant date are as follows:



                                           Number of                  Weighted Average      Weighted Average
Grants                                      Options                    Exercise Price          Fair Value
------                                     ---------                  ----------------      ----------------

Exercise price equals market price           4,329                       $  13.74               $  4.69
Exercise price less than market price        4,210                       $   6.86               $ 11.44
Exercise price more than market price        2,023                       $  17.47               $  5.95

18 EARNINGS PER SHARE

The table below summarizes the numerator and denominator for the basic and diluted earnings per share calculations:


                                                     For Years Ended December 31,
                                                ------------------------------------
                                                   1999         1998         1997
                                                ----------   ----------   ----------
Numerator:
         Net income available
            to common shares                    $  103,430   $   16,463   $   19,632


Denominator:
         Average number of shares
            outstanding                             73,539       76,552       64,020
         Effect of dilutive stock options            2,520        3,248        2,223
                                                ----------   ----------   ----------
         Total number of shares
            outstanding                             76,059       79,800       66,243
         Basic earnings per share               $     1.41   $     0.22   $     0.31
         Diluted earnings per share             $     1.36   $     0.21   $     0.30


19 RELATED PARTY TRANSACTIONS

Effective November 1, 1996, the Company entered into a 10-year monitoring and oversight agreement with an affiliate of its largest stockholder. The agreement provides for an annual fee of the greater of $1,000 or 0.1% of the budgeted consolidated net sales of the Company for the current year. In addition, effective November 1, 1996, the Company entered into a financial advisory agreement with the affiliate under which the affiliate will be entitled to a fee of 1.5% of the transaction value, as defined, for each add-on transaction, as defined. In 1999, 1998 and 1997, the Company incurred monitoring and oversight fees of $1,993, $1,749 and $1,254, respectively, and financial advisory fees of $1,554, $3,967 and $3,607, respectively.

20 COMMITMENTS AND CONTINGENCIES

The Company has ongoing royalty arrangements with several parties, primarily representing licensing agreements for the use of characters in the Company's canned pasta business. The accompanying consolidated statements of income include royalty costs which amounted to $466, $539 and $1,907 for the years ended December 31, 1999, 1998 and 1997, respectively.

         The Company has responsibility for environmental, safety and cleanup obligations under various local, state and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. Based upon its experience to date, the Company believes that the future cost of compliance with existing environmental laws, regulations and decrees and liability for known environmental claims, will not have a material adverse effect on the Company's financial position, results of operations or cash flows. However, future events, such as changes in existing laws and regulations or their interpretation, and more vigorous enforcement policies of regulatory agencies, may give rise to additional expenditures or liabilities that could be material.

         In the ordinary course of business, the Company enters into contracts for the purchase of certain of its raw materials. These contracts do not include any minimum quantity requirements.

         The Company is involved in various pending or threatened litigation and claims. Although the outcome of any legal proceeding cannot be predicted with certainty, management believes through its discussions with counsel that its liability arising from or the resolution of any pending or threatened litigation or claims, in the aggregate will not have a material adverse effect on the consolidated financial position, results of operation or cash flows of the Company.

21 ALLOWANCE FOR DOUBTFUL ACCOUNTS AND CASH DISCOUNTS

The allowance for doubtful accounts and cash discounts and their related activity are as follows:


                                                                          Write-Offs and
                                    Beginning                   Charged   Reductions, Net        Ending
                                      Balance       Other*   to Expense     of Recoveries       Balance
                                   ----------   ----------   ----------   ---------------    ----------

Year ended December 31, 1999       $    7,343   $      277   $      594        $    1,343    $    6,871
Year ended December 31, 1998            6,184          177          935               (47)        7,343
Year ended December 31, 1997            4,331        1,490        1,357               994         6,184

*Relates to balances assumed of companies acquired in 1999, 1998 and 1997.

22 ALLOWANCE FOR OBSOLETE INVENTORIES

The allowance for obsolete inventories and the related activity is as follows:


                                                                          Write-Offs and
                                    Beginning                   Charged   Reductions, Net        Ending
                                      Balance       Other*   to Expense     of Recoveries       Balance
                                   ----------   ----------   ----------   ---------------    ----------

Year ended December 31, 1999       $    3,347   $       33   $    5,040        $    3,478    $    4,942
Year ended December 31, 1998            5,498          685        1,475             4,311         3,347
Year ended December 31, 1997            2,319        1,061        3,233             1,115         5,498

* Relates to balances assumed of companies acquired in 1999, 1998 and 1997, 1998 and 1997 amounts are restated from amounts previously reported.

QUARTERLY RESULTS OF OPERATIONS



(Dollars in Millions, Except Per Share Amounts) (Unaudited)                     Three Months Ended
                                                             ----------------------------------------------------------
                                                              March 31        June 30      September 30     December 31
                                                             ----------      ----------   ---------------   -----------
1999
Net sales                                                    $    514.2      $    512.6      $    548.9      $    568.7
Gross profit                                                      233.8           240.5           258.3           272.1
Operating income                                                   63.1            67.0            79.0            78.5
Net income                                                         32.5            26.1            12.3(3)         32.5
Earnings per share:
   Basic                                                     $     0.44(2)   $     0.36      $     0.17(3)   $     0.44
   Diluted                                                   $     0.43(2)   $     0.34      $     0.16(3)   $     0.43
Market price per share:
   High                                                      $    20.50      $    18.44      $    20.56      $    20.00
   Low                                                       $    14.06      $    13.81      $    17.44      $    15.00

1998
Net sales                                                    $    388.5      $    402.5      $    439.7      $    468.9
Gross profit                                                      186.7           193.0           208.5           218.0
Operating income                                                   54.2            58.9           (50.8)(1)        67.7
Net income (loss)                                                  19.3            21.1           (49.0)(1)        25.1
Earnings (loss) per share:
   Basic                                                     $     0.25      $     0.27      $    (0.63)(1)  $     0.34
   Diluted                                                   $     0.24      $     0.26      $    (0.63)(1)  $     0.33
Market price per share:
   High                                                      $    34.50      $    32.13      $    25.63      $    20.19
   Low                                                       $    25.25      $    22.75      $    12.88      $    10.38


(1) Includes restructuring charge of $118.1 million ($75.3 million, net of tax or $0.98 per basic share and $0.94 per diluted share).

(2) Includes gain of $15.8 million ($9.6 million, net of tax or $0.13 per basic and diluted share) from sale of Polaner.

(3) Includes a one-time, non-cash tax charge of $20.6 million, or $0.28 per basic share and $0.27 per diluted share.

International Home Foods, Inc. common stock (symbol IHF) is traded on the New York Stock Exchange.

SELECTED FINANCIAL DATA



(Dollars in Millions, Except Per Share Data)            1999            1998            1997           1996            1995
                                                     ---------       ---------       ---------      ---------       ---------

STATEMENT OF OPERATIONS DATA:
Net sales                                            $ 2,144.4(7)    $ 1,699.6(5)    $ 1,222.4(3)   $   942.8       $   818.9
Gross profit                                           1,004.7           806.2           611.3          497.9           420.7
Stock option compensation (income) expense                 0.3            (0.6)           46.4             --              --
Restructuring and other charges                             --           118.1              --            4.3              --
Operating income                                         287.6           130.0           143.7          153.2            68.6
Interest expense                                         100.9            96.0           104.9           17.1(1)           --
Gain on sale of business                                 (15.8)             --              --             --              --
Income before extraordinary item                         103.4            16.5            23.9           83.0            39.2
Extraordinary loss, net of tax                                              --             4.3             --              --
Net income                                               103.4            16.5            19.6           83.0            39.2
Basic earnings per share                             $    1.41       $    0.22       $    0.31      $    1.34              --
Diluted earnings per share                           $    1.36       $    0.21       $    0.30      $    1.34              --

BALANCE SHEET DATA:
Inventories                                          $   282.9       $   235.7       $   220.6      $   129.2       $   139.9
Working capital
  (excluding current portion of long-term debt)          246.6           195.1           175.5          107.6           120.6
Property, plant and equipment, net                       306.0           262.8           210.2          186.0           176.8
Total assets                                           1,549.4         1,446.2         1,262.1          968.3           463.6
Long-term debt (including current portion)             1,097.5         1,154.5           970.0        1,070.0(1)           --
Stockholders' equity (deficit)                           142.1            29.9(6)         67.6(4)      (264.2)(2)       385.0

OTHER FINANCIAL DATA:
Depreciation and amortization                        $    42.7       $    40.0       $    30.1      $    19.0       $    30.2
Capital expenditures                                      44.7            31.0            13.6           11.9            24.2


(1) Effective November 1, 1996, the Company entered into a $770.0 million credit agreement and issued $400.0 million of 10.375% Senior Subordinated Notes in connection with the acquisition. Prior to November 1, 1996, the Company did not maintain a credit facility and accordingly, did not incur any interest expense.

(2) For 1995 through October 31, 1996 the Selected Financial Data presented included the operations of the following indirect wholly-owned subsidiaries of American Home Products, Corporation (AHP): American Home Food Products, Inc. (now the Company) and its subsidiary M. Polaner, Inc., American Home Foods, Inc. (now I.H.F.P., Inc.), Luck's Incorporated, Canadian Home Products Limited (now International Home Foods [Canada], Inc.), and certain related assets owned by AHP (collectively, American Home Food Products) and its subsidiaries. Effective November 1, 1996 these entities and businesses constituted International Home Foods, Inc., which was acquired through a leveraged recapitalization.

(3) In 1997, the Company acquired Bumble Bee Seafoods, Inc. and Subsidiaries (effective July 1, 1997), Productos Del Monte (effective October 1, 1997), Creative Products, Inc. (effective October 1, 1997), and Orleans Seafood, Inc. (effective November 21, 1997). The 1997 combined net sales of these acquired companies totaled $228.3 million from their respective dates of acquisition.

(4) In November 1997, the Company completed the issuance of 12.1 million common shares, through an initial public offering, resulting in net proceeds of $224.9 million. (See Note 15).

(5) In 1998, the Company acquired Puritan (effective March 9, 1998), Grist Mill Co. (effective April 14, 1998) and Libby's (effective September 8, 1998). The 1998 combined net sales of these acquired companies totaled $161.4 million from their respective dates of acquisition. The Company also benefited from a full year of net sales from the companies acquired in 1997.

(6) On October 23, 1998, the Company purchased 4.4 million shares of its common stock from AHP Subsidiary Holding Corporation for approximately $57.2 million and presently holds the shares in treasury. (See Note 15).

(7) In 1999, the Company acquired Clover Leaf/Paramount brands (effective January 19, 1999) and Louis Kemp (effective July 19, 1999). The 1999 combined net sales of these acquired companies totaled $180.4 million from their respective dates of acquisition. The Company also benefited from a full year of net sales from the companies acquired in 1998. Also, in February 1999, the Company sold its Polaner business (See Note 6).



OFFICERS AND DIRECTORS

CORPORATE OFFICERS                      BOARD OF DIRECTORS                            TRANSFER AGENT
C. DEAN METROPOULOS                     C. DEAN METROPOULOS                           Bank of New York
Chairman of the Board of Directors      Chairman of the Board of Directors            101 Barclay Street
and Chief Executive Officer             and Chief Executive Officer,                  New York, New York 10007
                                        Executive Committee
LAWRENCE K. HATHAWAY                                                                  ANNUAL MEETING
President and Chief Operating Officer   LAWRENCE K. HATHAWAY                          May 3, 2000
                                        President and Chief Operating Officer         Hilton Parsippany
CRAIG D. STEENECK                                                                     1 Hilton Court
Senior Vice President and               THOMAS O. HICKS                               Parsippany, New Jersey 07054
Chief Financial Officer                 Chairman and Chief Executive Officer          973-285-3987
                                        Hicks, Muse, Tate & Furst, Incorporated
M. KELLEY MAGGS                                                                       CORPORATE HEADQUARTERS
Senior Vice President, Secretary        MICHAEL J. LEVITT                             International Home Foods, Inc.
and General Counsel                     Partner Hicks, Muse,                          1633 Littleton Road
                                        Tate & Furst, Incorporated                    Parsippany, New Jersey 07054
ANDREW S. ROSEN                         Executive Committee                           973-359-9920
Vice President and                      Compensation Committee
Assistant Secretary                                                                   STOCK LISTING
                                        M. L. LOWENKRON                               International Home Foods, Inc.
JAMES A. KRAUSE                         Audit Committee                               (ticker symbol IHF) is listed on
Vice President and                      Compensation Committee                        the New York Stock Exchange.
Assistant Secretary
                                        MICHAEL J. CRAMER                             Common shares outstanding at
LYNNE M. MISERICORDIA                   Chief Operating Officer                       February 29, 2000: 73,959,286
Treasurer                               Southwest Sports Group, Inc.
                                        Audit Committee                               Approximate number of
                                                                                      Stockholders: 7,500
                                        ANDREW S. ROSEN
                                        Principal Hicks, Muse,                        STOCK PRICE
                                        Tate & Furst, Incorporated                    High:  $20.56  August 30, 1999
                                        Executive Committee                           Low:  $13.81  April 12, 1999
                                                                                      The Company has not paid cash
                                                                                      dividends on the common stock,
                                                                                      has no present plans to do so and is
                                                                                      restricted by the Senior Bank Facilities
                                                                                      from paying dividends (Note 12).

                                                                                      OTHER REPORTS
                                                                                      Copies of the Annual Report on Form
                                                                                      10-K are available without charge.
                                                                                      Contacts:
                                                                                      Investor Relations
                                                                                      International Home Foods, Inc.
                                                                                      1633 Littleton Road
                                                                                      Parsippany, New Jersey 07054
                                                                                      800-639-9865
                                                                                      www.intlhomefoods.com

[IHF LOGO]

INTERNATIONAL HOME FOODS, INC.
1633 LITTLETON ROAD
PARSIPPANY, NEW JERSEY 07054